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02028944

82- SUBMISSIONS FACING

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Centrais Eletricas de Santa Catarina S.A. - CELESC

*CURRENT ADDRESS: Rodovia SC 404 KM3
Itacorubi 88034-900
Florianopolis SC
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- 3795

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DATE : [illegible]

Annex A

Annex B

Annex C

EQUITY HOLDERS RESIDENT IN THE U.S.

	Shares Number	%	Number of holders
Common Shares	215.000,00	0,35	2
Preferred Shares			
Class A	0,00	0,00	0
Class B	18.675.809,00	0,43 (*)	20 (**)

(*) Number and percentage of Class B Preferred Share include ADRs.
(**) Number of holders of ADRs are not included.

Enio Andrade Branco
Chief Financial Officer - CFO

Annex D

OFFERING MEMORANDUM

Centrais Elétricas de Santa Catarina S.A.—CELESC

(A Company Organized Under The Laws Of The Federative Republic Of Brazil)

910,000 Global Depositary Shares,

(Subject to the over-allotment option, as described below)

Each Representing 100 Preferred B Shares

OFFER PRICE: US$80.44 PER GLOBAL DEPOSITARY SHARE

Each Global Depositary Share ("GDS") being offered hereby represents 100 non-voting *ações preferenciais da classe B*, without par value ("Preferred B Shares"), of Centrais Elétricas de Santa Catarina S.A.—CELESC ("CELESC" or the "Company"), a *sociedade de economia mista* (a "mixed-capital company") organized under the laws of the Federative Republic of Brazil ("Brazil") and controlled by the government of the State of Santa Catarina (the "State Government"). Global Depositary Receipts ("GDRs") evidencing the GDSs will be issued in connection with the offering described herein pursuant to Deposit Agreements (as defined herein) with the Depositary (as defined herein). See "Description of the Global Depositary Receipts."

The GDSs are being offered hereby severally by the Managers specified herein (the "Managers") outside the United States and the Mercosul Countries (as defined herein) in offshore transactions in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act") and in the United States by certain of the Managers or their respective agents to persons reasonably believed by them to be qualified institutional buyers ("QIBs") as defined in, and in reliance on, Rule 144A ("Rule 144A") under the Securities Act (the "Offering"). Concurrently with the Offering, 49,000,000 Preferred B Shares are being offered in Brazil and other Mercosul Countries (the "Brazilian Offering" and, together with the Offering, the "Combined Offering") by the Brazilian Underwriters (as defined herein). The number of GDSs and Preferred B Shares offered in the Combined Offering is subject to reallocation between these offerings. The price and commission per Preferred B Share in the Brazilian Offering are the approximate *Real* equivalent of the price and the commission per GDS in the Offering, adjusted to reflect the ratio of 100 Preferred B Shares to one GDS. The consummation of each of the Offering and the Brazilian Offering is a condition to the closing of each of the other offerings. See "Plan of Distribution."

The Company has granted to the Managers and the Brazilian Underwriters options, exercisable within 30 days from the date of this Offering Memorandum, to purchase in aggregate up to 21,000,000 additional Preferred B Shares, all or any part of which may be in the form of GDSs, solely to cover over-allotments, if any. See "Plan of Distribution."

Prior to the Combined Offering, there has been no market for the GDSs in the United States, Brazil or elsewhere. The Preferred B Shares are listed on the *Bolsa de Valores de São Paulo* (the "São Paulo Stock Exchange") and the *Bolsa de Valores do Rio de Janeiro* (the "Rio de Janeiro Stock Exchange"). On September 24, 1996, the closing sale price for a Preferred B Share on the São Paulo Stock Exchange was R$0.85, equivalent to approximately US$83.38 per GDS at an exchange rate of R$1.0194 per US$1.00, the Commercial Market rate (as defined herein) for the purchase of US dollars reported by the *Banco Central do Brasil* (the "Central Bank") for such day. See "Market Information." Application has been made to the London Stock Exchange Limited (the "London Stock Exchange") for the GDSs to be admitted to the Official List. One or more of the Joint Global Coordinators specified herein (the "Joint Global Coordinators"), or affiliates thereof, expect to seek a quotation for the GDSs on the Stock Exchange Automated Quotation International System of the London Stock Exchange ("SEAQ International"). A copy of this Offering Memorandum (together with the annexes attached hereto, the "Offering Memoradum"), which comprises listing particulars relating to the GDSs and the Preferred B Shares represented thereby as required by the listing rules made under Section 142 of the Financial Services Act 1986 of the United Kingdom, will be delivered to the Registrar of Companies in England and Wales for registration as required by Section 149 of that Act. The GDSs sold pursuant to Rule 144A have been designated for trading on the PORTAL system of the United States National Association of Securities Dealers, Inc. ("NASD").

See "Investment Considerations" for a discussion of certain factors to be considered by prospective investors in the GDSs.

Joint Global Coordinat...

Dresdner Kleinwort Be... ... **...organ & Co.**

The GDSs are offered sever... ...e, when, as and if delivered to and accepted by the ... ...DSs will be made against payment therefor on or ... ... Trust Company ("DTC").

02 MAY -1 AM 5:32

Dresdner Kleinwort Ben... ... **...curities Ltd.**

The date of this Offering Memorandum is September 24, 1996.

IN CONNECTION WITH THE COMBINED OFFERING, DRESDNER KLEINWORT BENSON OR ITS AGENTS, ON BEHALF OF THE MANAGERS AND THE BRAZILIAN UNDERWRITERS, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE GDSs OR THE PREFERRED B SHARES AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED THROUGH THE PORTAL SYSTEM OF THE NASD, THE LONDON STOCK EXCHANGE, THE SAO PAULO STOCK EXCHANGE (TO THE EXTENT PERMITTED BY BRAZILIAN LAW) OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

EACH PERSON ACQUIRING THE GDSs OR THE PREFERRED B SHARES REPRESENTED THEREBY MUST COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS IN FORCE IN EACH JURISDICTION IN WHICH IT PURCHASES, OFFERS OR SELLS SUCH GDSs OR PREFERRED B SHARES OR POSSESSES OR DISTRIBUTES THIS OFFERING MEMORANDUM AND MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED BY IT FOR THE PURCHASE, OFFER OR SALE BY IT OF SUCH GDSs OR PREFERRED B SHARES UNDER THE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTION TO WHICH IT IS SUBJECT OR IN WHICH IT MAKES SUCH PURCHASES, OFFERS OR SALES, AND NEITHER THE COMPANY NOR ANY OF THE MANAGERS OR THE BRAZILIAN UNDERWRITERS SHALL HAVE ANY RESPONSIBILITY THEREFOR. SEE "NOTICE TO INVESTORS."

THE ATTENTION OF INVESTORS IS DRAWN TO THE TRANSFER RESTRICTIONS AND THE REPRESENTATIONS AND ACKNOWLEDGEMENTS THAT EACH PERSON ACQUIRING GDSs IN THE OFFERING OR IN SUBSEQUENT RESALES OR TRANSFERS WILL BE DEEMED TO MAKE WITH RESPECT TO SUCH PURCHASES, RESALES OR TRANSFERS. SEE "NOTICE TO INVESTORS."

NOTICE TO NEW HAMPSHIRE RESIDENTS: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

THIS OFFERING MEMORANDUM MAY NOT BE ISSUED OR PASSED ON IN THE UNITED KINGDOM EXCEPT TO A PERSON WHO IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1995 OR IS A PERSON TO WHOM SUCH DOCUMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

YOU SHOULD NOTE THAT THE MANAGERS AND THEIR AFFILIATES ARE ACTING AS ADVISERS TO THE COMPANY IN CONNECTION WITH THE COMBINED OFFERING AND FOR NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING ADVICE OR CUSTOMER PROTECTIONS IN RELATION TO THE COMBINED OFFERING OR OTHER ARRANGEMENTS PROPOSED IN THIS DOCUMENT.

ALTHOUGH IT IS INTENDED THAT FINAL LISTING PARTICULARS WILL BE APPROVED BY THE LONDON STOCK EXCHANGE AS LISTING PARTICULARS UNDER THE LISTING RULES MADE UNDER SECTION 142 OF THE FINANCIAL SERVICES ACT 1986, THIS DOCUMENT HAS NOT BEEN SO APPROVED. RECIPIENTS OF THIS DOCUMENT WHO INTEND TO ACQUIRE GDSs IN THE COMBINED OFFERING ARE REMINDED THAT ANY SUCH ACQUISITION MAY ONLY BE MADE SOLELY ON THE BASIS OF THE INFORMATION CONTAINED IN THE LISTING PARTICULARS IN THEIR FINAL FORM, WHICH MAY BE DIFFERENT FROM THE INFORMATION CONTAINED IN THIS DOCUMENT. NO RELIANCE MAY BE PLACED FOR ANY PURPOSE WHATSOEVER ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR ON ITS COMPLETENESS.

THE GDSs AND THE PREFERRED B SHARES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY JURISDICTION (OTHER THAN THE BRAZILIAN SECURITIES COMMISSION) AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO US PERSONS (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY OTHER APPLICABLE LAWS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER OF THE GDSs, SEE "DESCRIPTION OF GLOBAL DEPOSITARY RECEIPTS" AND "NOTICE TO INVESTORS."

NO OFFER OR SALE OF THE GDSs MAY BE MADE TO RESIDENTS OF BRAZIL. ANY OFFER OR SALE OF GDSs IN BRAZIL TO NON-BRAZILIAN RESIDENTS MAY BE MADE ONLY UNDER CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS.

IT IS EXPECTED THAT DELIVERY OF THE GDSs OFFERED HEREBY WILL BE MADE AGAINST PAYMENT THEREFOR ON OR ABOUT THE DATE SPECIFIED IN THE LAST PARAGRAPH OF THE COVER PAGE, WHICH WILL BE THE FIFTH BUSINESS DAY FOLLOWING THE DATE OF THIS OFFERING MEMORANDUM. PURCHASERS OF THE GDSs SHOULD NOTE THAT THE ABILITY TO SETTLE SECONDARY MARKET TRADES OF THE GDSs EFFECTED ON THE DATE OF THIS OFFERING MEMORANDUM AND THE NEXT SUCCEEDING BUSINESS DAY MAY BE AFFECTED BY THE TIMING OF SETTLEMENT. SEE "PLAN OF DISTRIBUTION."

This Offering Memorandum comprises listing particulars given in compliance with the listing rules, made under Section 142 of the Financial Services Act 1986 of the London Stock Exchange for the purpose of giving information with regard to the Company, the GDSs and the Preferred B Shares represented thereby. The Company accepts responsibility for the information contained in this Offering Memorandum. To the best of the knowledge and belief of the Company (which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

The information contained in this Offering Memorandum under "Annex A—The Federative Republic of Brazil," "Annex B—The State of Santa Catarina" and "Business—State of Santa Catarina" includes extracts from summaries of information and data publicly released by official or other sources in Brazil and other sources indicated herein. None of the Company, the Managers, the Brazilian Underwriters or any of their respective affiliates or advisers in connection with the Combined Offering have independently verified the information contained herein under the headings "Annex A—The Federative Republic of Brazil," "Annex B—The State of Santa Catarina" and "Business—State of Santa Catarina." The information contained in this Offering Memorandum has been provided by the Company and the other sources identified herein. No representation or warranty, express or implied, is made by the Managers or the Brazilian Underwriters as to the accuracy or completeness of such information, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation by the Managers or the Brazilian Underwriters.

No person has been authorized to give any information or make any representations other than as contained in this Offering Memorandum and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Managers or the Brazilian Underwriters. Neither the delivery of this Offering Memorandum nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date.

This Offering Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. None of the GDSs or the Preferred B Shares represented thereby may be offered or sold, directly or indirectly, and this Offering Memorandum may not be distributed, in any jurisdiction, except in accordance with the legal requirements applicable in such jurisdiction.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Combined Offering, including the merits and risks involved. See "Investment Considerations."

This Offering Memorandum is being furnished by the Company in connection with an offering exempt from or otherwise not subject to registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the purchase of the GDSs or the Preferred B Shares represented thereby described herein. Any reproduction or distribution of this Offering Memorandum, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the GDSs or the Preferred B Shares represented thereby is prohibited, except to the extent such information is otherwise publicly available. Each offeree of the GDSs or the Preferred B Shares represented thereby, by accepting delivery of this Offering Memorandum, agrees to the foregoing.

Dresdner Kleinwort Benson North America LLC is acting only in the Offering and only as selling agent for Kleinwort Benson Limited by whom it will be paid a commission. Dresdner Kleinwort Benson North America LLC is not committing to purchase any GDSs or Preferred B Shares for its own account.

J.P. Morgan Securities Ltd. is acting only in the Offering and only as selling agent for J.P. Morgan Securities Inc. by whom it will be paid a commission. J.P. Morgan Securities Ltd. is not committing to purchase any GDSs or Preferred B Shares for its own account.

TABLE OF CONTENTS

AVAILABLE INFORMATION

The Company will be required under the Deposit Agreements pursuant to which the GDSs are to be issued, upon request of a holder of a GDS, to furnish to such holder and a prospective purchaser designated by such holder the information required to be delivered under Rule 144A(d)(4) under the Securities Act if at the time of the request the Company is neither a reporting company under Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act. The Company furnishes certain information to the United States Securities and Exchange Commission (the "SEC") in accordance with Rule 12g3-2(b) under the Exchange Act, and has been advised by the SEC that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act. Accordingly, as long as the Company maintains such exemption, it will not be required under the Deposit Agreements to deliver information otherwise required to be delivered under Rule 144A(d)(4).

The Company furnishes certain information to the *Comissão de Valores Mobiliários* (the "Brazilian Securities Commission" or "CVM") and to the São Paulo Stock Exchange and the Rio de Janeiro Stock Exchange. The Deposit Agreements will also require that the Company furnish to the Depositary (as defined in this Offering Memorandum) English translations of all notices by publication or otherwise of meetings of the shareholders of the Company and other reports and communications that are generally made available to shareholders of the Company. The Depositary will be required under the Deposit Agreements to mail these notices, reports and communications received by it from the Company to all record holders of GDSs promptly after receipt. See "Description of Global Depositary Receipts."

ENFORCEMENT OF JUDGMENTS

The Company is a mixed-capital company organized under the laws of Brazil. All of the Company's directors and officers and certain advisors named herein reside in Brazil. Substantially all of the assets of these persons and of the Company are located in Brazil. As a result, it may not be possible for investors to effect service of process within the United States or other jurisdictions outside Brazil upon the Company or such persons, or to enforce against such persons or the Company in United States courts or the courts of other jurisdictions outside Brazil judgments predicated upon the civil liabilities of the Company under the laws of jurisdictions other than Brazil, including any judgment predicated upon the federal securities laws of the United States. The Company has not consented to the jurisdiction of the courts of the United States, any state thereof or any other jurisdiction outside Brazil in connection with the Combined Offering, nor has the Company named an agent for service of process in any such jurisdiction or explicitly waived any right that the Company may have to plead sovereign immunity from the jurisdiction of the courts of any such jurisdiction.

The Company has been advised by its company counsel, João Batista Fernandes, that judgments of United States courts for civil liabilities predicated upon the federal securities laws of the United States may be, subject to certain requirements described below, enforced in Brazil. Such counsel has advised that a judgment against the persons described above or the Company obtained outside Brazil would be enforceable in Brazil against such persons or the Company, without reconsideration of the merits, upon confirmation of that judgment by the *Supremo Tribunal Federal* ("Brazilian Federal Supreme Court"). That confirmation will generally occur if the foreign judgment (a) is for the payment of a sum certain, (b) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, (c) is issued by a competent court after proper service of process, (d) is not subject to appeal, (e) is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese and (f) is not contrary to

Brazilian national sovereignty, public policy or "good morals" (as set forth in Brazilian law). Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the federal securities laws of the United States with respect to the GDS or the Preferred B Shares represented thereby. The Company has been further advised by João Batista Fernandes that (i) original actions predicated on the federal securities laws of the United States may be brought in Brazilian courts and that Brazilian courts may enforce liabilities in such actions against the Company or its directors, officers and advisors and (ii) the ability of a judgment creditor of the Company to satisfy a judgment by attaching certain assets of the Company is limited by provisions of Brazilian law. Non-residents of Brazil who do not own real property in Brazil are required by Brazilian law to post a bond in any original action brought in Brazilian courts and may be required to post such bond in any action for enforcement of a foreign judgment confirmed by the Brazilian Federal Supreme Court to guarantee court costs and legal fees.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise stated, the financial statements and the financial information relating to the Company presented in this Offering Memorandum have been derived from the respective financial statements and records of the Company maintained in applicable Brazilian currency and in accordance with Brazilian generally accepted accounting principles, including the rules and regulations issued by the CVM ("Brazilian GAAP"). Brazil experienced extremely high rates of inflation prior to 1995. As measured by the *Índice Nacional de Preços ao Consumidor* (the national consumer price index, or "INPC"), inflation was 8.0% for the first eight months of 1996 (an annual rate of 12.2%), 22% for 1995, 929% in 1994, and 2,489% in 1993.

As a result of a recent change in Brazilian law abolishing the mandatory monetary correction of financial statements as at dates and for periods ended after December 31, 1995, and due to the unavailability of the *Unidade Fiscal de Referência* ("UFIR"), the official inflation index required to be used by Brazilian companies over the last several years to adjust their financial statements, on a quarterly basis, the Company has elected to use the *Índice Geral de Preços—Mercado* (the general market price index, or "IGP-M") to prepare monetarily corrected financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation—Inflationary Accounting." As a result, the audited financial statements of the Company as at and for the years ended December 31, 1995, 1994 and 1993 and the six months ended June 30, 1996 have been adjusted for inflation and restated in *Reais* in constant purchasing power as at December 31, 1995 using the UFIR and then further adjusted and restated in *Reais* in constant purchasing power as at June 30, 1996 using the IGP-M, in accordance with Brazilian GAAP. The adjustment for inflation of financial statements as of dates and for periods ended after December 31, 1995 using the IGP-M is in accordance with the rules issued by the CVM. Management believes that given the recent changes in Brazil regarding monetary correction of financial statements, this approach to the presentation of audited financial statements included in this Offering Memorandum is a reasonable basis for attempting to address the distortions to the Company's financial statements caused by inflation in Brazil over the relevant periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Inflationary Accounting."

The Company has not prepared a reconciliation of its Financial Statements (as defined) to United States generally accepted accounting principles ("US GAAP") or International Accounting Standards ("IAS"), and any such reconciliation could produce material differences between the Financial Statements and any financial statements prepared in accordance with US GAAP, IAS or the generally accepted accounting principles of any other jurisdiction. Brazilian GAAP differs in certain important respects from US GAAP and IAS. For a summary of principal differences of Brazilian GAAP from US GAAP and IAS, as they relate to the Company, see "Annex C—Principal Differences Between

Accounting Principles in Brazil and the United States of America and International Accounting Standards."

In this Offering Memorandum, references to *"Cruzeiro," "Cruzeiros"* (plural) or "Cr$" are to Brazilian *Cruzeiros* (the legal currency of Brazil from March 16, 1990 through July 31, 1993), references to "*Cruzeiro Real*," "*Cruzeiros Reais*" (plural) or "CR$" are to Brazilian *Cruzeiros Reais* (the legal currency of Brazil from August 1, 1993 through June 30, 1994), references to "*Real*," "*Reais*" (plural) or "R$" are to the Brazilian currency that was introduced into circulation on July 1, 1994, and references to "US dollars" or US$" are to United States dollars. This Offering Memorandum contains translations of certain *Real* amounts into US dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the *Real* amounts actually represent such US dollar amounts or could be or could have been converted into US dollars at the rate indicated. Unless otherwise indicated, such US dollar amounts have been translated from *Reais* at an exchange rate of R$1.0044 to US$1.00, the equivalent of the Commercial Market rate for the purchase of US dollars as reported by the Central Bank for June 30, 1996. On September 24, 1996, the Commercial Market rate was R$1.0194 to US$1.00. See "Exchange Rates" for information regarding the Commercial Market rate since December 31, 1991 and for information regarding exchange rates applicable to the Brazilian currency. References to billions are to units of 1,000,000,000.

OFFERING MEMORANDUM SUMMARY

The following summary is qualified in its entirety by, and is subject to, the detailed information and financial statements contained elsewhere in this Offering Memorandum. Except where otherwise specified, the information contained in this Offering Memorandum assumes that the Managers' and the Brazilian Underwriters' over-allotment options are not exercised. See "Glossary of Terms" for definitions of technical terms used herein.

The Company

The Company, a corporation controlled by the State Government, engages primarily in the distribution of electricity in the State of Santa Catarina. In 1995, the Company was the eighth largest Brazilian electricity distribution company, with 8,821 GWh of electricity sold to final consumers representing approximately 98% of the electricity distributed in the State of Santa Catarina. The Company had assets of R$1.8 billion as of June 30, 1996 and net revenues and operating income of R$598.9 million and R$34.1 million, respectively, in 1995.

The Company has approximately 73,210 kilometers of power lines, and distributes electricity to some 1.4 million customers throughout 257 of the 288 municipalities in the State of Santa Catarina, covering an area of approximately 87,000 square kilometers, or 91% of the geographic area of the State of Santa Catarina. In 1995, 46.8% of the electricity supplied by CELESC was to industrial customers, 24.9% was to residential customers, 11.3% was to commercial customers, and 17.0% was to rural and other customers.

For the three-year period ended December 31, 1995, the compound annual growth rate in the volume of electricity sold by the Company to industrial, residential and commercial customers was 6.1%, 8.7% and 11.3%, respectively. During that same period, the compound annual growth rate in the volume of electricity sold by all Brazilian electricity companies to industrial, residential and commercial customers was 2.7%, 7.0% and 7.4%, respectively. In the year ended December 31, 1995, the peak load of CELESC's system occurred in April, when demand reached 1,644 MW.

The Company generates approximately 4% of the electricity it distributes and purchases the remaining 96% from large regional suppliers. In 1995, CELESC purchased a total of 9,306 GWh of electricity, of which 9,270 GWh was purchased from *Centrais Elétricas do Sul do Brasil S.A.*—ELETROSUL ("ELETROSUL"), including 2,981 GWh produced by ITAIPU (a hydroelectric power plant jointly owned by the governments of Brazil and the Republic of Paraguay ("Paraguay")), and 36 GWh from other electricity generating concessionaires. The Company operates 12 hydroelectric power plants which produced 362 GWh in 1995.

In 1995, the State of Santa Catarina had a population of approximately 4.9 million and a GDP of US$27.9 billion, recording one of the highest GDPs per capita of any state in Brazil. The GDP and electricity consumption of the State of Santa Catarina grew by 5.1% and 9.3% respectively in 1995.

Business Strategy

The Company's principal business strategies are to:

- continue to expand distribution and transmission capacity in order to meet anticipated future demand growth in the State of Santa Catarina in coordination with the Ten Year Expansion Plan (as defined in "Structure and Regulation of the Brazilian Electricity Sector—System Operating Planning and Development; Ten-Year Expansion Plan") for the power systems serving the South, Southeast and Midwest regions;
- increase operating efficiency through investment in automation and total cost reduction, including lower employment expense through the reduction of the number of employees; and
- increase generation capacity by expanding and modernizing its existing generation facilities and by participating in new power generation projects with consortia consisting of public and private sector entities such as the concession to build and operate the 45 MW Cubatão hydroelectric project, which was recently awarded to a consortium including the Company.

Historical Background

The Company was formed in 1955 by the State of Santa Catarina for the purpose of implementing the energy policies of the State Government and to engage in the generation, transmission and distribution of energy throughout the State of Santa Catarina. By 1965, the Company had completed construction of four major transmission lines from the Eastern to the Western part of the State of Santa Catarina, which enabled the transmission and distribution of electricity throughout the State of Santa Catarina.

During the 1960s and 1970s, the Company acquired several smaller electric utility companies owned by private groups or municipalities, incorporating their generation, transmission and distribution systems into the Company's network, and thereby becoming the largest concessionaire of electric power distribution in the State of Santa Catarina. The principal remaining electric utilities in the State of Santa Catarina are private concessionaires, which account for approximately 2% of the electricity supplied in the State of Santa Catarina.

The Combined Offering

The Offering .... 910,000 GDSs representing 91,000,000 Preferred B Shares, which will comprise, together with the Preferred B Shares being offered in the Brazilian Offering, approximately 19% of the total issued share capital of the Company after the Combined Offering, are being offered by the Managers to investors outside the United States and Brazil and other Mercosul Countries in offshore transactions as defined in and in reliance on Regulation S under the Securities Act, and by certain of the Managers or their respective agents to QIBs in the United States in reliance on Rule 144A under the Securities Act.

The Brazilian Offering .... 49,000,000 Preferred B Shares are being offered to the Company's existing shareholders, subject to certain restrictions, and to the extent any of such shares are not subscribed for by the shareholders, to the public in Brazil and other Mercosul Countries in accordance with the laws of such countries. See "Plan of Distribution."

Reallocations and Over-Allotment Options .... The number of GDSs and Preferred B Shares to be offered in the Combined Offering is subject to reallocation. The Company has granted (i) the Managers an option to purchase collectively up to 136,500 additional GDSs at the initial offering price thereof less a commission, solely to cover over-allotments, if any, and (ii) the Brazilian Underwriters an option to purchase collectively up to 7,350,000 additional Preferred B Shares at the initial offering price thereof less a commission, solely to cover over-allotments, if any. Such options are exercisable within 30 days from the date of this Offering Memorandum. See "Plan of Distribution."

Offering Price .... The initial offering price in the Offering is US$80.44 per GDS. The initial offering price in the Brazilian Offering is R$0.82 per Preferred B Share, which is the approximate *Real* equivalent of the initial offering price per GDS in the Offering adjusted to reflect a ratio of 100 Preferred B Shares to one GDS, based on the Commercial Market purchase rate of R$1.0194 per US$1.00 in effect on September 24, 1996.

Use of Proceeds .... The net proceeds of the Combined Offering will be used to finance in part the Company's investment program relating to the expansion and modernization of existing transmission and distribution facilities, the expansion and modernization of existing generation facilities and the participation in the development of new power generation projects and for general corporate purposes such as working capital. See "Use of Proceeds."

Outstanding Capital Stock .... The number of Preferred B Shares, Preferred A Shares and Common Shares outstanding as of September 20, 1996 and

after the Combined Offering is set forth below (assuming no over-allotment option is exercised).

	Before Combined Offering	After Combined Offering
Preferred B Shares	236,850,600	376,850,600
Preferred A Shares	61,198,081	61,198,081
Common Shares	310,542,734	310,542,734
Total Shares Outstanding	608,591,415	748,591,415

Assuming that the over-allotment options are exercised in full, the number of Preferred B Shares outstanding after the Combined Offering will be 397,850,600. See "Principal Shareholders" and "Description of Capital Stock."

Principal Shareholders .... The State Government has, and after the Combined Offering, will continue to have, the ability to control the Company. No voting *ações ordinárias*, without par value ("Common Shares"), are being offered as part of the Combined Offering. Accordingly, after the Combined Offering, the State of Santa Catarina will continue to own, directly or indirectly, 81.2% of the Common Shares of the Company. Pursuant to the Company's *estatuto social* ("Charter") and current State Law, the State Government must own at least a majority of the Common Shares of the Company. See "Investment Considerations—Factors Relating to the Company—Relationship of the Company to the State Government," "Principal Shareholders" and "Description of Capital Stock".

Voting Rights .... Holders of the Preferred B Shares, and thus of the GDSs, are not entitled to voting rights except in limited circumstances as set forth under "Description of Capital Stock."

Dividends .... The holders of the GDSs will be entitled to receive dividends with respect to the Preferred B Shares underlying the GDSs, subject to the terms of the Deposit Agreements, to the same extent as the holders of the Preferred B Shares. Pursuant to the Company's Charter, the Company is required to distribute an annual dividend (the "Mandatory Distribution") of not less than 25% of the Distributable Amount (as defined herein), unless the Board of Directors of the Company determines that payment of a lesser amount would be advisable in view of the Company's financial condition. Dividends issued on the Common Stock, non-voting *ações preferencias da classe A*, without par value ("Preferred A Shares"), and Preferred B Shares will be distributed in accordance with the proportion of total capital represented by such respective classes of shares, provided, however, that if the Board of Directors determines to pay a lesser amount than the Mandatory Distribution, holders of Preferred A Shares remain entitled to a non-cumulative preferred dividend as to such portion of the total Mandatory

	Distribution as is proportionate to the percentage which Preferred A Shares represent of the total capital stock of the Company. See "Investment Considerations—Factors Relating to the Company—Recent Amendments to Charter of the Company." Cash dividends, if any, will be paid to the Depositary in *Reais* and, except as otherwise described under "Description of Global Depositary Receipts," will be converted, net of withholding taxes, if any, by the Depositary into US dollars and paid to holders of GDSs net of currency conversion expenses and the fees of the Depositary. See "Description of Capital Stock," "Dividends" and "Description of Global Depositary Receipts."
Liquidation Preference	Holders of Preferred B Shares will be entitled to receive such part of paid-in capital as is proportionate to the percentage which Preferred B Shares represent to the total capital stock of the Company in priority over holders of Common Shares and Preferred A Shares, in the event of a liquidation of the Company, after all creditors have been paid. See "Description of Capital Stock" and "Dividends"
Taxation	Dividend distributions with respect to the GDSs, or to non-Brazilian holders (as defined herein) of Preferred B Shares, would not currently be subject to Brazilian withholding tax. Gains from the sale or other disposition outside Brazil of GDSs by a non-Brazilian holder to a non-Brazilian holder would not be subject to Brazilian tax. See "Taxation—Brazilian Tax Considerations." For certain United States and United Kingdom tax considerations with respect to purchasing or holding the GDSs, see "Taxation—US Tax Considerations" and "Taxation—UK Tax Considerations," respectively. See also "Investment Considerations—Factors Relating to the GDSs and the Preferred B Shares—Tax Reform Proposals."
Market for Preferred B Shares and GDSs	Application has been made to the London Stock Exchange for the GDSs to be admitted to the Official List and to have the GDSs quoted on SEAQ International at the time of issuance thereof. Application will also be made to have the GDSs sold pursuant to Rule 144A (the "Rule 144A GDSs") designated for trading on the PORTAL system of the NASD. The Preferred B Shares are listed on all nine Brazilian stock exchanges. See "Market Information." Under the Company's existing Level I ADR Facility (as defined herein), unrestricted depositary shares of the Company, each representing either (i) 100 Common Shares, (ii) 100 Preferred A Shares or (iii) 100 Preferred B Shares, are traded in the United States over-the-counter market. As soon as practicable after 40 days following the closing of the Combined Offering, the Level I ADR Facility, in so far as it relates to the Preferred B Shares will be closed. See "Investment Considerations—Factors Relating to the GDSs and the Preferred B Shares—Relative Volatility and Illiquidity of Brazilian Securities Market; Absence of Public

Market" and "Description of Global Depositary Receipts," and "Notice to Investors."

Remittance .... Under Brazilian law, a non-resident investor who holds Preferred B Shares directly (rather than in the form of GDSs) must register such investment with the Central Bank of Brazil in order to convert into foreign currency, and to remit abroad, dividend payments and proceeds from the sale of Preferred B Shares through the financial institutions authorized to deal in foreign currency. In the absence of such registration, such investor may not be entitled to convert such payments and proceeds into foreign currency and to remit such amounts abroad. In addition, a non-resident investor who holds Preferred B Shares directly may be subject to certain Brazilian taxes on sales and exchanges of Preferred B Shares, unless such a sale is made under the Annex IV Regulations (as defined herein). Persons who hold GDSs do not individually need to make such registration. See "Investment Considerations—Unfavorable Consequences of the Exchange of GDSs for the Underlying Preferred B Shares," "Description of Capital Stock—Restrictions on Foreign Investment" and "Taxation—Brazilian Tax Considerations."

GDSs .... Each GDS will represent 100 Preferred B Shares. The depositary for the GDSs is Citibank, N.A. (the "Depositary"). The custodian for the Preferred B Shares is Banco Itaú S.A. (the "Custodian"). Except as otherwise described herein, the Rule 144A GDSs will initially be evidenced by a single master global depositary receipt (the "Master Rule 144A GDR") issued by the Depositary, pursuant to the Rule 144A Deposit Agreement (as defined herein), and the GDSs sold pursuant to Regulation S (the "Regulation S GDSs") will initially be evidenced by a single master global depositary receipt (the "Master Regulation S GDR") issued by the Depositary pursuant to the Regulation S Deposit Agreement (as defined herein). See "Description of Global Depositary Receipts."

Settlement .... The Company and the Depositary intend to make application to DTC for acceptance of the Rule 144A GDSs in its book-entry settlement system. If such application is accepted, the Master Rule 144A GDR will be held in book-entry form and issued to DTC and registered in the name of Cede & Co., as nominee of DTC, and may be held by the Depositary as custodian for DTC. Thereafter, as long as the Rule 144A GDSs are held in book-entry form, Cede & Co. (or any successor nominees) will be the holder of record of all Rule 144A GDSs evidenced by the Master Rule 144A GDR. Accordingly, each person owning a beneficial interest in the Master Rule 144A GDR must rely upon the procedures of DTC and the institutions having accounts with DTC to exercise or be entitled to any rights of a holder of a Rule 144A GDS. So long as any Rule 144A GDSs are traded through DTC's book-entry settlement system, or unless otherwise required by law, ownership of beneficial interests in the Master

Rule 144A GDR will be shown on, and the transfer of that ownership will be effected only through, records maintained by (i) DTC or its nominee (with respect to participants' interests) or (ii) institutions that have accounts with DTC. See "Description of Global Depositary Receipts."

The Company and the Depositary intend to make application to each of DTC, Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), and Citibank N.A., as operator of Cedel Bank, *société anonyme* ("Cedel"), for acceptance of the Regulation S GDSs in their respective book-entry settlement systems. If such applications are accepted, the Master Regulation S GDR will be held in book-entry form and issued to DTC and registered in the name of Cede & Co., as nominee of DTC, and may be held by the Depositary as custodian for DTC. Thereafter, as long as the Regulation S GDSs are held in book-entry form, Cede & Co. (or any successor or nominee) will be the holder of record of all Regulation S GDSs evidenced by the Master Regulation S GDS. In addition, if such applications are accepted, initial settlement of the Regulation S GDSs will take place through Euroclear and Cedel in accordance with customary settlement procedures for equity securities in the Euromarket. Until 40 days after the later of the commencement of the Combined Offering and the closing date for the Combined Offering, Euroclear and Cedel will hold the beneficial interests in the Master Regulation S GDR on behalf of their participants through their respective depositaries, which are participants in DTC, and transfers will be permitted only within and between Euroclear and Cedel in accordance with the usual rules and operating procedures of such systems. Thereafter, transfers within DTC, Euroclear and Cedel will be in accordance with the usual rules and operating procedures of such systems. Cross-market transfers between investors who hold or who will hold GDSs through DTC and investors who hold or who will hold GDSs through Euroclear or Cedel will be effected in DTC through the respective depositaries of Euroclear and Cedel, subject to certain restrictions. See "Notice to Investors" and "Description of Global Depositary Receipts."

Certain trading information with respect to the Rule 144A GDSs is set forth below.

CUSIP	15234U406
PORTAL Trading Symbol . .	CELEYP

Certain trading information with respect to the Regulation S GDSs is set forth below.

CUSIP	15234U505
Common Code	6818005

	ISIN US15234U5056
Investment Considerations	See "Investment Considerations" for a discussion of certain factors that should be considered in connection with an investment in the GDSs and the Preferred B Shares.
Information Regarding Brazil and the State of Santa Catarina	For certain general background information regarding the Federative Republic of Brazil and the State of Santa Catarina, see "Annex A—The Federative Republic of Brazil" and "Annex B—The State of Santa Catarina," respectively.

SUMMARY FINANCIAL INFORMATION

The following tables present summary financial information of the Company and should be read in conjunction with the financial statements of the Company at and for the years ended December 31, 1993, 1994 and 1995 (the "Year-End Financial Statements"), and at and for the six-month period ended June 30, 1996 (the "Interim Financial Statements," and, together with the Year-End Financial Statements, the "Financial Statements"), which have been audited by Ernst & Young, independent accountants. Financial information at and for the years ended December 31, 1993, 1994 and 1995 and at and for the six-month period ended June 30, 1996 has been restated in constant *Reais* as of June 30, 1996. The audited financial information for the six-month period ended June 30, 1996 has not been compared to financial information for the six-month period ended June 30, 1995 because the Company believes that the available financial information for such periods does not permit a meaningful comparison. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Six Months ended June 30, 1996." The Company's Financial Statements are prepared in accordance with Brazilian GAAP which differs in certain important respects from US GAAP and IAS. See "Presentation of Financial Information" and "Annex C—Principal Differences Between Accounting Principles in Brazil and the United States of America and International Accounting Standards."

As a result of distortions to financial statements during periods of high inflation, results of operations for historical periods, including the years ended December 31, 1995, 1994 and 1993, cannot be relied upon as an indication of future results. See "Investment Considerations—Factors Relating to Brazil—Inflation; Effect of Economic Stabilization Program and Change of Currency," "—Effects of Currency and Exchange Rate Instability on Financial Results, Market Prices and Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations." In addition, Ernst & Young, in its Report of Independent Auditors on each of the Year-End Financial Statements and on the Interim Financial Statements included in this Offering Memorandum, has emphasized certain matters which should be considered when evaluating the Financial Statements.

	In millions					
	At and for the six-month period ended June 30,		At and for the Year ended December 31,			
	1996	1996	1995	1995	1994	1993
	(US$)	(R$ of June 30, 1996)	(US$)	(R$ of June 30, 1996)		
Income Statement Data:[1]						
Net revenues before regulatory charges and other taxes:						
Electricity sales to final consumers:						
Industrial consumers	164.7	165.4	335.7	337.1	384.1	318.1
Residential consumers	162.3	163.0	228.4	229.4	212.1	169.1
Commercial consumers	67.9	68.2	122.9	123.4	122.3	99.0
Rural consumers	28.1	28.3	53.2	53.4	57.9	49.5
Other consumers	30.5	30.6	54.7	54.9	63.7	71.3
Total electricity sales to final consumers	453.5	455.5	794.9	798.4	840.0	707.0
Electricity sales to other concessionaires	2.3	2.3	4.1	4.1	4.8	4.3
Other revenue	9.9	10.0	18.7	18.7	14.7	4.9
Total net revenues before regulatory charges and other taxes	465.8	467.8	817.6	821.2	859.5	716.2
Regulatory charges and other taxes	(130.5)	(131.1)	(221.4)	(222.4)	(226.2)	(174.1)
Net operating revenue	335.2	336.7	596.2	598.9	633.3	542.1
Operating expenses:						
Purchases of electricity	(157.1)	(157.8)	(290.1)	(291.3)	(304.3)	(309.3)
Personnel	(87.9)	(88.3)	(155.1)	(155.8)	(158.7)	(152.2)
Third-party goods and services	(32.8)	(32.9)	(60.9)	(61.2)	(30.4)	(13.5)
Depreciation and amortization	(28.4)	(28.5)	(57.9)	(58.2)	(56.2)	(52.9)
Other expenses	(14.8)	(14.9)	(22.4)	(22.5)	(25.4)	(24.2)
Total operating expenses	(321.0)	(322.4)	(586.5)	(589.1)	(574.9)	(552.2)
Operating income (loss)	14.3	14.3	9.7	9.8	58.4	(10.1)
Financial income (expense)	25.4	25.5	24.2	24.3	(0.4)	(27.3)
Non-operating income (expense)[2]	(0.1)	(0.1)	(109.0)	(109.5)	0.1	4.9
Income (loss) before income and social contribution taxes	39.5	39.7	(75.1)	(75.4)	58.1	(32.6)
Provision for taxes	(0.9)	(0.9)	(10.0)	(10.1)	(3.8)	0
Net income (loss)[3]	38.6	38.8	(85.1)	(85.5)	54.3	(32.6)
Net income (loss) per GDS[4] (US$ and R$)	6.35	6.38	(14.0)	(14.0)	8.9	(5.4)
Balance Sheet Data (at end of period):[1]						
Current assets[5]	218.9	219.9	221.6	222.6	161.2	149.9
Property, plant and equipment, net	1,212.0	1,217.3	1,133.6	1,138.6	1,116.2	1,061.2
Accounts receivable from the State Government[6]	354.2	355.8	342.3	343.8	323.9	13.4
Total assets	1,824.9	1,832.9	1,796.5	1,804.4	1,686.0	1,295.6
Total debt	85.3	85.7	117.5	118.1	77.8	23.7
Shareholders' equity	1,384.6	1,390.7	1,338.4	1,344.2	1,417.4	1,049.3
Other Financial Data and Ratios:[1]						
Capital expenditures	44.4	44.6	77.2	77.6	109.8	86.9
Book value per GDS (US$ and R$)	227.51	228.51	219.9	220.9	232.9	172.4
Operating margin (%)	4.3	4.3	1.6	1.6	9.2	(1.9)

(Footnotes on following page)

(Footnotes for preceding page)

---

(1) Amounts may not total due to rounding.

(2) As discussed in Note 18 of the Year-End Financial Statements, the Company recorded as "Extraordinary Items" in the results of operations for the year ended December 31, 1995, certain adjustments resulting from the recording of labor, civil, tax and bad debt provisions and the recognition of certain other liabilities totaling R$114.7 million which are attributable to prior years. If such adjustments had been reflected in their proper periods, net income (loss) for the years ended December 31, 1995, 1994 and 1993 would have been R$29.3 million, R$(24.1 million) and R$(59.9 million), respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.

(3) The Company's net income, unadjusted for monetary correction, for the six-month period ended June 30, 1996 was R$52.1 million.

(4) Net income (loss) per GDS is calculated by reference to the number of shares outstanding as at the end of each period, which was 608,591,415 shares for each period.

(5) Includes past due accounts receivable, principally from state-owned companies and agencies, and quasi-government companies, in the amount of R$64.2 million at June 30, 1996, realization of which is dependent upon future negotiations between the parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 5 to the Interim Financial Statements. See "Investment Considerations—Factors Relating to the Company—Past-Due Receivables."

(6) The Company's accounts receivable from the State of Santa Catarina include R$338.5 million at June 30, 1996, which resulted from the assignment of CRC Account (as defined herein) credits to the State of Santa Catarina in October 1994. Pursuant to the terms of this assignment agreement between the Company and the State of Santa Catarina, the State of Santa Catarina agreed to pay such amounts plus interest to the Company in 216 monthly installments beginning on August 15, 1996. The first installment however was paid on August 19, 1996, reportedly due to temporary liquidity problems experienced by the State Government. The Company and the State agreed to offset the second installment against the return by the Company to the State of funds previously contributed by the State, principally in 1995, towards future capital increases of the Company and in respect of which no new shares have been issued to the State. It is anticipated that the October installment will similarly be satisfied as the State reportedly continues to experience liquidity problems, after which time the funds contributed for future capital increases will have been substantially exhausted. The State of Santa Catarina has also raised the possibility that it may seek to renegotiate the terms of the CRC Account Agreement (as defined herein). The Company has been accruing interest income on the CRC Account since August 1994. In addition, the realization of a loan to the State of Santa Catarina Government, in the amount of R$17.3 million at June 30, 1996, in respect of which the Company has not received payment of principal or interest since 1990, depends on the capacity of the Company to generate future net income to pay dividends which may be withheld from the State Government in order to repay the loan, or to renegotiate new payment terms with the State. See "Investment Considerations—Factors Relating to the Company—Receivables from the State Government and Related Parties," Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of CRC Account" and Note 7 to the Interim Financial Statements.

	At and for the six-month period ended June 30,		At and for the Year ended December 31,		
	1996	1995	1995	1994	1993
Operating Data:					
Electricity sold (GWh)					
Industrial	2,056	2,087	4,127	3,909	3,707
Commercial	567	510	997	867	801
Residential	1,222	1,089	2,193	1,921	1,803
Others	811	749	1,504	1,377	1,292
Total	4,656	4,435	8,821	8,074	7,603
Number of customers (thousands)	1,420.4	1,358.1	1,387.7	1,324.1	1,258.1
Total losses (%)	7.7	7.5	7.3	7.9	7.5
Transformer capacity (MVA)	5,415	5,222	5,335	5,081	4,917
Transmission lines (km)	2,571	2,612	2,651	2,551	2,499
Distribution lines (km)	70,639	69,785	70,222	69,329	67,364
No. of employees (at end of period)	5,473	5,603	5,604	5,619	5,796

INVESTMENT CONSIDERATIONS

Prior to making an investment decision, prospective purchasers should consider carefully all the information set forth in this Offering Memorandum and, in particular, the investment considerations set forth below.

Factors Relating to the Company

Tariffs and Effects on Operating Results. As with all public utilities in Brazil, the Company is subject to extensive regulation of its tariffs. The rates charged by the Company for sales of electricity to all final customers and for purchases by the Company of electricity from ELETROSUL and ITAIPU are presently set by the *Departamento Nacional de Águas e Energia Elétrica* ("DNAEE"), an agency of the federal government of Brazil (the "Federal Government"). See "—Competition and Regulation of Brazilian Electricity Industry." In the past, the Federal Government has restricted the frequency and size of increases and set the rates charged by public utilities, including the Company, at unfavorably low levels in order to control inflation, among other things. In recent years, the Company's operating margins have been adversely affected by the maintenance of such low rates.

The Federal Government's current economic stabilization plan (the "*Real* Plan") froze electricity rates in *Reais* as of July 1, 1994. The *Real* Plan provides that rates be fixed on an annual basis commencing July 1, 1994, although the Federal Government may, at its discretion, change rates more or less frequently. On November 6, 1995, the Ministry of Mines and Energy, through DNAEE as authorized by the Ministry of Finance, published various decrees, hereinafter referred to as "Portarias," setting forth new tariffs for each electricity concessionaire based on its cost structure. CELESC was permitted effectively to increase the rate of the energy sold to its residential and non-residential customers by an average of 56% and 13.49%, respectively, resulting in an increase of approximately 25% in the average rate charged to all consumers. DNAEE also increased the tariffs charged for electricity generated by ELETROSUL, CELESC's principal electricity supplier, by 29.87%, and the rate charged for the transportation of energy generated by ITAIPU by 5.67%. These two increases resulted in an increase of approximately 18% in the average rate payable by CELESC for electricity. In addition, the Ministry of Finance provided that electricity rates be frozen until November 6, 1996.

There can be no assurance that rates will be adjusted at that time or on an annual basis, or that future rate increases will enable the Company to recover costs that it does not control, such as supply rates, and to earn a reasonable rate of return on its investments. See "Business Strategy," "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Tariffs," "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Future Rate Increases," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business—Legal Proceedings."

Relationship of the Company to the State Government. Pursuant to the Company's Charter and under current State Law, the State of Santa Catarina must own at least a majority of the Common Shares of the Company. Approximately 81.2% of the voting stock of the Company is currently owned, directly or indirectly, by the State of Santa Catarina. On November 1, 1995, the State of Santa Catarina, through Invesc, a special-purpose company, issued 10,000 nominative debentures exchangeable for Common Shares of the Company owned by Invesc over a five-year period. If all outstanding debentures were fully converted into Common Shares on the date hereof, the State of Santa Catarina's direct and indirect ownership of Common Shares would be reduced to approximately 51.6%.

The State Government has, and after the Combined Offering will continue to have, the ability to control the election of a majority of the members of the Board of Directors, the appointment of senior management and the direction, future operations and business strategy of the Company. In addition, each time a new Governor takes office, most of the members of the Company's Board of Directors and its senior management have historically changed. Such changes may have a material adverse effect upon the Company and its current business strategies. Elections were held in October 1994 for the Governor of the State of Santa Catarina and the current Governor took office on January 1, 1995. At that time, the current Governor made changes in the composition of the Company's Board of Directors and management. The next Governor is expected to assume office in January 1999. See "Management."

The Company's operations have had, and will continue to have, an important impact on the development of business and industry in the State of Santa Catarina and on social conditions in the State. The State Government has from time to time in the past directed, and may in the future direct, the Company to engage in certain activities, including financial transactions, and make certain expenditures in a manner designed primarily to promote the social, political or economic goals of the State Government and not necessarily with a view to maximizing the profitability of the Company. See "—Receivables from the State Government and Related Parties," "Business Strategy," "—Factors Relating to Brazil—Political and Economic Conditions," "Management" and "Principal Shareholders."

Receivables from the State Government and Related Parties. The Company has a receivable from the State of Santa Catarina of approximately R$338.5 million resulting from the assignment of CRC Account credits to the State of Santa Catarina in October 1994. The terms of the assignment agreement (the "CRC Account Agreement") provide that the State of Santa Catarina shall pay to the Company such amount in 216 monthly installments beginning on August 15, 1996. The first installment however was paid on August 19, 1996, reportedly due to temporary liquidity problems experienced by the State Government. The Company and the State agreed to offset the second installment against the return by the Company to the State of funds previously contributed by the State, principally in 1995, towards future capital increases of the Company and in respect of which no new shares have been issued to the State. It is anticipated that the October installment will similarly be satisfied as the State reportedly continues to experience liquidity problems, after which time the funds contributed for future capital increases will have been substantially exhausted. Interest on the CRC Account accrues at the rate of 6.828% in real terms per annum and the Company has been accruing interest income on the CRC Account since August 1994. Various States in Brazil, including the State of Santa Catarina, are to varying degrees experiencing liquidity and other financial problems and are attempting to renegotiate their obligations with the Federal Government and other creditors. The State of Santa Catarina has raised the possibility that, in the context of such ongoing discussions with the Federal Government and other creditors, it may also seek to renegotiate the terms of the CRC Account Agreement. Such renegotiation may include, among other things, providing for a moratorium of the installments or a restructuring of the timing of principal and/or interest payments, including extension of the maturity of the CRC Account. There can be no assurance that such renegotiation will be conducted at arms length (see "—Relationship of the Company to the State Government") or that the State Government will not seek to renegotiate the terms of the CRC Account Agreement independently of its discussions with the Federal Government and other creditors. As a result, no assurance can be made that payments on the CRC Account will be made in a timely manner or that such payment obligations will not be restructured. Any such failure to make payments or the renegotiation of such obligations could have a material adverse effect on the Company.

The Company also has certain other past-due receivables of approximately R$23.4 million at June 30, 1996, owed principally by state-owned companies and agencies and quasi-government entities. In addition, the Company has a loan outstanding of R$17.3 million at June 30, 1996 to the State of Santa Catarina, payments in respect of which, pursuant to a renegotiation, are to be made by means of offsets from dividends payable by the Company to the State of Santa Catarina. Since no dividend payments have been made by the Company since 1990, no corresponding offsets on such loan have been made since such date. A failure to receive full payment under the current agreements in a timely manner could have a material adverse effect on CELESC. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of CRC Account" and "—Liquidity and Capital Resources" and Notes 5 and 7 to the Interim Financial Statements.

Past-Due Receivables. At June 30, 1996, the Company had past-due accounts receivable of R$64.2 million primarily from various state-owned companies and agencies and quasi-government entities. As at June 30, 1996, R$35.8 million of these accounts receivable had been past-due for more than 60 days. The Company continues to negotiate with debtors, including the State Government. In the past, such negotiations have primarily resulted in the extension of the repayment period and have

normally not included forgiveness of the amounts owed or any financial charges assessed due to late payment. However, no assurance can be given that these negotiations will have a similar result. See Note 5 to Interim Financial Statements.

Renewal of the Company's Existing Concessions. In accordance with the Concessions Laws (as defined herein), existing concessions may be renewed by the Federal Government for additional 20-year periods upon application by the concessionaire without a bidding process, provided the concessionaire has met minimum performance standards and presented a regrouping proposal acceptable to DNAEE. The Company has 253 distribution concessions, 91 of which (accounting for approximately 60% of electricity sales volume in 1995) are scheduled to expire on November 2, 1996. In addition, the Company currently owns 12 generation facilities, which operate pursuant to separate concessions, of which 2 have now expired. Application for the renewal of all the existing generation, transmission and distribution concessions was submitted by the Company to DNAEE on July 4, 1996. The Company does not anticipate encountering problems in obtaining renewals for all or substantially all of its concessions because it believes its historical performance exceeds the minimum performance standards. Notwithstanding the foregoing, as is the case with every applicant, no assurance can be given that these concessions will be renewed on the same or equally favorable terms. Failure to renew or renewal upon less favorable terms could have a material adverse impact on the Company. See "Business—Concessions" and "Structure and Regulation of Brazilian Electricity Sector—Regulation—Concessions."

Competition and Deregulation of Brazilian Electricity Industry. Currently, CELESC is the only company holding concessions to distribute electricity within its distribution concession area and, accordingly, has no competitors. However, as a consequence of recent legislation, it may be possible that other suppliers of electricity will offer to sell electricity to large industrial customers of CELESC at prices lower than those currently charged by CELESC. Furthermore, the recently enacted Concessions Laws require distribution and transmission companies to permit the use of their lines and ancillary facilities for the transmission of electricity by and to third parties upon payment of a toll (the methodology for the determination of which has not yet been defined by government regulation) and also enable certain large electricity customers to contract with other suppliers for the supply of electricity. As a result, existing large industrial consumers of electricity (those with demand equal to or greater than 10MW and supplied at a voltage equal to or greater than 69kV) and new large consumers of electricity (those with demand equal to or greater than 3 MW at a voltage equal to or greater than 69kV) now have several supply alternatives. CELESC has nine customers with demand greater than 10 MW and supplied at a voltage level equal to or greater than 69 kV. Such customers represented approximately 9.9% of CELESC's total volume of electrical power sales during 1995, and approximately 5.9% of CELESC's total revenues during that same period. The Company believes that it is too early to determine the possible effect on its results of operations as a consequence of this increased potential for competition, but such competition, including the loss of several of the Company's large customers, could potentially have a material adverse effect on the Company. See "Structure and Regulation of the Brazilian Electricity Sector" and "Business—Competition."

The Brazilian Congress is currently finalizing a bill for a law that would replace DNAEE with a more autonomous national electric energy agency (*Agência Nacional de Energia Elétrica* or "ANEEL") and adopt specific regulations to implement existing laws concerning electricity concessions and tariffs. The Company cannot predict what impact, if any, these changes may have on its operations or financial performance. See "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Proposed New Regulatory Framework."

Capital Expenditure; Uncertainty Associated with New Generation Projects. The Company currently has a capital expenditure program of approximately R$380 million directed to the expansion and modernization of its transmission and distribution facilities during the five-year period from 1996 through the year 2000. See "Business—Expansion of Transmission and Distribution Facilities" and "Business Strategy." In addition, the Company has a corporate objective to achieve approximately 25% self-generation capacity by the year 2002, which would represent an estimated 516 MW of installed capacity. In this regard, the Company plans to invest approximately R$330 million in the expansion and

modernization of existing generation facilities and in the development of new power generation projects through 2002, of which R$250 million is expected to be expended during the period 1996 through the year 2000. See "Business—Expansion of Generation Capacity" and "Business Strategy." The accomplishment of the foregoing capital expenditure programs is dependent upon a variety of factors and circumstances, including the ability of the Company to maintain an adequate tariff level, the growth rate of electricity consumption in the State of Santa Catarina and developments in the structure and regulation of the electricity market in Brazil. In particular, while the Company expects to fund its planned capital expenditures principally with the proceeds of the Combined Offering and with internally generated cash, it may require external financing. No assurance can be made that internally generated funds will be sufficient to cover its planned capital expenditures, nor that external financing, if needed, would be available at satisfactory terms.

In addition to the factors referred to above, the new generation projects in which the Company may invest are subject to various approvals, such as the approval of DNAEE and of the relevant environmental authorities, and may also be subject to bidding procedures. Planning and development of generation projects is coordinated by *Centrais Elétricas Brasileiras S.A.*—ELETROBRÁS, the Brazilian state-owned electric power holding company ("ELETROBRÁS"), for all electric utilities in the various regions of Brazil. See "Structure and Regulation of the Brazilian Electricity Sector." Accordingly, while the Company is free to establish its own plans for expansion of transmission and distribution facilities, the Company is not free to establish its own plans for expansion of generation capacity independently although regulations to promote the development of independent power projects are being considered by the Federal Government. Implementation of the Company's plans for participation in the development of new generation projects will also depend on a number of other factors, including (i) the regulatory framework in Brazil's electricity sector, including environmental regulations, (ii) whether the Federal Government solicits bids for the construction of new generation projects for which the Company intends to bid, and (iii) whether the Company will be able to obtain the concessions for new generation projects for which it may bid. No assurance can be given that the Company will, either independently or through participation in consortia, receive concessions for the development of new generation projects. In addition, even if the Company is successful in participating in the development of new generation projects, there can be no assurance that such projects will be completed, as to the ultimate cost of electricity purchased by CELESC from such projects, nor as to the ability of the Company to pass through such costs in the tariffs charged to its consumers. See "Business Strategy—Expansion of Generation Capacity."

Shortages of Electricity. ELETROBRÁS' Ten-Year Expansion Plan for the Southern region (consisting of the States of Paraná, Santa Catarina and Rio Grande do Sul) provides for the construction or completion of projects that are anticipated to add approximately 7,500 MW of new generation capacity, 90% of which will be hydroelectric, by the year 2005. This plan also provides that a significant portion of such capacity is expected to be financed and owned by the private sector. The plan is premised on various forecasts of growth and demand in the region. There can be no assurance that the plan will be met, that the Federal Government will be able to invest in sufficient new capacity to meet forecasted demand, or that such forecasts will prove accurate and, as a consequence, that energy shortages and rationing of electricity will not occur. Shortages and rationing of electricity could have a material adverse effect on the Company. See "Structure and Regulation of the Brazilian Electricity Sector—System Operation, Planning and Development—Ten-Year Expansion Plan."

Enforcement of Judgments. All of the Company's directors and officers and certain advisors named in this Offering Memorandum reside in Brazil. Substantially all of the assets of these persons and of the Company are located in Brazil. As a result, it may not be possible for investors to effect service of process within the United States or other jurisdictions outside Brazil upon such persons. In addition, the Company has not consented to the jurisdiction of the courts of the United States, any state thereof or any other jurisdiction outside Brazil in connection with the Combined Offering, nor has the Company named an agent for service of process in any such jurisdiction or waived any right to plead sovereign immunity from the jurisdiction of the courts of any such jurisdiction. Enforcement in Brazil of

any judgment against the Company obtained outside of Brazil would be subject to certain requirements and the satisfaction of certain conditions described herein under "Enforcement of Judgments."

Recent Amendments to the Charter of the Company. On April 30, 1996, the general shareholders' meeting approved two amendments to the Charter of the Company concerning the distribution of dividends, in order to clarify certain shareholder rights. The first amendment to the Charter was made to eliminate an ambiguity in the text of the Charter to make it clear that, for purposes of calculating preferential dividend rights, holders of Preferred A Shares as a class are entitled to a non-cumulative preferred dividend only as to such portion of the total Mandatory Distribution for each year as is proportionate to the percentage which Preferred A Shares represent of the total capital stock of the Company. The second amendment to the Charter eliminated a clause required by State Law No. 3,384/63 of December 27, 1963, which provided for the distribution of a preferred dividend of ten percent (10%) per year for capital stock outstanding on February 10, 1978.

Under Federal Law No. 6,404/76 (the "Brazilian Corporation Law"), a dissenting holder of shares in any class of shares may, within 30 days of the publication of the minutes of the relevant shareholders' meeting, seek redemption of its shares upon a decision made at a shareholders' meeting which modifies the rights of such class of shares. It is possible that a dissenting shareholder purportedly affected by an amendment to the Charter may seek the redemption of its shares within 30 days of the publication of the relevant amendment under the claim that such amendment constituted a modification of its existing rights. In the alternative, such dissenting shareholder could seek the nullification of the amendments within two years of the publication of the relevant minutes on the basis that, if the amendment were deemed to be a modification as opposed to a clarification of existing rights, such corporate action would have required a special meeting of the holders of the class of affected shares. If dissenting shareholders holding a substantial amount of shares are successful in seeking redemption and the Company does not reconsider its action, the Company could be forced to make substantial payments. Similarly, if the amendments are nullified, holders of Preferred B Shares and of the GDSs could potentially be subordinate to the rights of (a) holders of Preferred A Shares to receive a non-cumulative preferred dividend equal to the total Mandatory Dividend and (b) holders of capital stock outstanding on February 10, 1978 with respect to a preferred dividend of 10% per year. See "Description of Capital Stock—Withdrawal and Redemptive Rights."

The Company believes that such amendments do not constitute a modification of existing rights. With respect to the first amendment, the Company has always in the past paid dividends consistently with the new wording of the amended Charter of the Company. As to the second amendment, State Law No. 3,384/63 provided that the State of Santa Catarina would have to enter into an agreement with the Company to establish the conditions of such preferred dividend. However, no such agreement was entered into and State Law No. 3,384/63 was repealed on May 30, 1996. In any event, at the expiration of the redemption period, no shares have been tendered for redemption and as of August 30, 1996, the Company had not received any notice that any shareholder was challenging, or intended to challenge, such amendments to the Charter. Notwithstanding the foregoing, no assurance can be given that a shareholder will not seek nullification or that the Company's position regarding the amendments would prevail before a Brazilian court and, therefore, that the rights of Preferred B shareholders may not be negatively affected by the results of such actions.

Payment of Dividends. The Company has not paid a cash dividend since 1990 and its ability to pay such Mandatory Distribution is dependent upon its results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Labor Relations. On September 20, 1996, the majority of the Company's employees commenced a strike in connection with collective bargaining negotiations, which continues as of the date hereof. See "Business—Employees."

Factors Relating to the GDSs and the Preferred B Shares

No Voting Rights for Preferred B Shareholders. Holders of Preferred B Shares, and thus of the GDSs, are generally not entitled to vote at meetings of shareholders of the Company. See "Description of Capital Stock—Voting Rights of Preferred Shares."

Availability of Preemptive Rights. Under the Brazilian Corporation Law, a company incorporated in Brazil must offer its shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentages prior to an offering and issuance of any new shares, unless the Board of Directors determines otherwise in certain limited circumstances. The Board of Directors has resolved that there will be no preemptive rights with respect to the Combined Offering. Holders of GDSs may not be able to exercise future preemptive rights for Preferred B Shares underlying their GDSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available. The Company intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it of thereby enabling the exercise by the holders of GDSs of the preemptive rights relating to the Preferred B Shares underlying their GDSs, and any other factors the Company considers appropriate at the time, and then to make a decision as to whether to file such a registration statement. The Company is under no obligation to file a registration statement with respect to the Preferred B Shares relating to such preemptive rights and no assurance can be given that any registration statement would be filed. Unless a registration statement is filed or an exemption from registration applies, a holder of GDSs may receive only the net proceeds from the sale of such holder's preemptive rights by the Depositary or, if such preemptive rights cannot be sold, they will be allowed to lapse. See "Description of Capital Stock—Preemptive Rights on Increase in Share Capital and Issue of Certain Instruments" and "Description of Global Depositary Receipts."

Unfavorable Consequences of Exchange of GDSs for the Underlying Preferred B Shares. Pursuant to Brazilian law, the amount invested in Preferred B Shares underlying the GDSs must be registered with the Central Bank to permit the remittance outside Brazil of foreign currency acquired with the proceeds of distributions on, and gains with respect to, such Preferred B Shares. The Depositary's interest in the Preferred B Shares represented by the GDSs will be registered as a foreign investment with the Central Bank, which will issue a certificate of foreign capital registration ("Certificate of Registration") in the name of the Depositary, pursuant to which the Depositary and Custodian will, assuming the availability of foreign exchange, be able to convert dividends and other Brazilian currency-denominated distributions from the Company into US dollars and remit such US dollars abroad to the Depositary for distribution to holders of GDSs. In the event that a holder of GDSs decides to exchange such GDSs for the underlying Preferred B Shares, such holder will be entitled to continue to obtain and remit abroad US dollars upon the disposition of the Preferred B Shares or distributions with respect thereto for five business days from the date of such exchange of GDSs in reliance on the Depositary's Certificate of Registration. Thereafter, such holder may not be able to obtain and remit US dollars until it obtains its own Certificate of Registration and generally will be subject to less favorable Brazilian tax treatment unless such holder qualifies under the Annex IV Regulations. There can be no assurance that the Depositary's Certificate of Registration or any holder's Certificate of Registration will not be affected by future legislative changes, or that additional Brazilian restrictions applicable to the holders of GDSs, the disposition of the underlying Preferred B Shares or the repatriation of the proceeds from such disposition will not be imposed in the future. See "—Restrictions on Conversion and Remittances Abroad," "Description of Capital Stock—Restrictions on Foreign Investment" and "Taxation—Brazilian Tax Considerations."

Shareholders' Rights Fewer and Less Well Defined. The Company's corporate affairs are governed by the Charter and the Brazilian Corporation Law. Principles of law applicable to the Company and its shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States or within certain other jurisdictions outside Brazil. In addition, the rights of holders of Preferred B Shares and GDSs under the Brazilian Corporation Law to protect their interests

against actions by the Board of Directors or the principal controlling shareholder of the Company are fewer and less defined than under the laws of those jurisdictions.

Relative Volatility and Illiquidity of Brazilian Securities Markets; Absence of Public Market. The Brazilian securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States or certain other jurisdictions. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of a holder of GDSs to sell the Preferred B Shares underlying such holder's GDSs at a price and time at which such holder wishes to do so. In addition, Brazilian securities markets are not as highly regulated or supervised as those in the United States or certain other jurisdictions. See "Market Information— Description of the Brazilian Stock Exchanges and Regulation of Securities Markets."

Although the Preferred B Shares are listed on the two main Brazilian stock exchanges (the São Paulo Stock Exchange and the Rio de Janeiro Stock Exchange), prior to the Combined Offering, the Preferred B Shares have not been listed on any stock exchange outside of Brazil. In addition, prior to the Combined Offering, there has been no active market in the United States or elsewhere for the GDSs, and, although application has been made for the GDSs to be listed on the London Stock Exchange and quoted on SEAQ International and for the Rule 144A GDSs to be designated for trading on PORTAL, there can be no assurance that an active market for the GDSs will develop or that such markets, if developed, will continue after the Combined Offering. The Company may also issue new shares, which may result in dilution to shareholders. See "Market Information."

Restrictions or Taxes on Conversion and Remittances Abroad. The Federal Government has the authority to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the Custodian or holders who have exchanged GDSs for the underlying Preferred B Shares from converting dividends, distributions or the proceeds from any sale of such shares, as the case may be, into US dollars and remitting such US dollars abroad. Holders of the GDSs could be adversely affected by a delay in, or a refusal to grant, any required governmental approval for conversions of Brazilian currency payments and remittances abroad in respect of the Preferred B Shares underlying the GDSs. There can be no assurance that restrictions applicable to the holders of the GDSs, the disposition of the underlying Preferred B Shares or the repatriation of the proceeds from such disposition will not be imposed in the future. In addition, there can be no assurance that the Federal Government will not impose a withholding tax or other charge on any such remittances. See "Exchange Rates" and "Description of Capital Stock."

Developments in Other Emerging Market Countries. The Brazilian securities markets are also, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investors' reaction to developments in one country can have effects on the securities of issuers in other countries, including Brazil. For example, in December 1994, the Government of Mexico sharply devalued the Peso and allowed its value to float, setting off an economic crisis in Mexico. These developments in the Mexican currency devaluation negatively affected the securities markets in many Latin American countries, including Brazil. The ensuing increased market volatility in the Latin American and other emerging countries' securities markets has also been attributed, at least in part, to the effects of the Mexican currency devaluation. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such effects will not adversely affect the value of the Preferred B Shares or the GDSs.

Factors Relating to Brazil

Political and Economic Conditions. The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Federal Government. The Federal Government has often changed monetary, credit, tariff and other policies to influence the course of Brazil's economy. The Federal Government's actions to control inflation and effect other policies have often involved wage and

price controls as well as other interventionist measures, such as freezing bank accounts and imposing capital controls. Changes in policies involving tariffs, exchange controls, regulations and taxation could adversely affect the Company's business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, as well as the Federal Government's response to such developments.

The Brazilian political scene has been marked by high levels of uncertainty since the country returned to civilian rule in 1985 after twenty years of military government. The death of President-elect Tancredo Neves in 1985 and the resignation of President Fernando Collor in 1992 in the midst of his impeachment trial, as well as frequent turnovers at and immediately below the cabinet level, particularly in the economic area, have historically resulted in the absence of a coherent and consistent policy to confront Brazil's economic problems.

Mr. Fernando Henrique Cardoso, the Finance Minister at the time of the implementation of the *Real* Plan, was elected President in October 1994. The Cardoso government has continued the *Real* Plan, and inflation has been reduced following the introduction of certain economic measures and a new currency, the *Real*, in July 1994. See "—Inflation; Effects of Economic Stabilization Program and Change of Currency." President Cardoso has continued to support the free market and privatization measures of recent years, and his government has taken steps in this regard such as eliminating the state petroleum monopoly, the proposal of measures for the liberalization of the state telecommunications industry, the proposed privatization of a number of state-owned enterprises, and the enactment of the Concessions Laws. Although these liberalization measures of recent years have enjoyed significant political and public support and the Brazilian Congress has largely supported these measures, some important political factions remain opposed to significant elements of the economic reform program and there can be no assurance that Brazil's continuing economic and political problems will be successfully addressed in the near term. The *Real* Plan has also lead to an economic slowdown, a rise in unemployment and has adversely impacted certain sectors of the economy, including, for example, the banking sector. In addition, President Cardoso was elected as the leader of a coalition of political parties and governs Brazil by coalition government. As a result, President Cardoso's leadership in Brazil is subject to more compromises and accommodations than if his party alone had received support from the majority of voters.

Inflation; Effects of Economic Stabilization Program and Change of Currency. Brazil has experienced periods of extremely high rates of inflation over many years. Inflation itself, and government efforts to combat inflation, have had significant negative effects on the Brazilian economy in general and on the profitability of the Company in particular. Inflation involves high costs to the Company for a variety of reasons, including losses of purchasing power on accounts receivable. In addition, tariff rates are not automatically adjusted to reflect the prevailing rate of inflation. Government efforts to control inflation have frequently involved wage and price controls, including controls on public utility rates, which from 1979 until 1993 were frequently set at low levels to assist anti-inflationary efforts. See "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Tariffs." Past government efforts to curb inflation have also involved other more drastic economic measures which have had a material adverse impact on the level of economic activity in Brazil and on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Inflation, actions taken to combat inflation, and public speculation about possible future actions, have also contributed significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets, and future measures to combat inflation could have material adverse effects on the Brazilian economy and on the Company's results of operations and financial position. See "Annex A—The Federative Republic of Brazil—The Brazilian Economy." Beginning in December 1993, the Federal Government commenced the *Real* Plan, intended to reduce inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing a privatization program and introducing a new currency into circulation. In connection with the *Real* Plan, a new price index, the *Unidade Real de Valor* (the "Unit of Real Value" or "URV") was introduced on March 1, 1994. The URV, linked to the

movements in the *Cruzeiro Real*/US dollar exchange rate, replaced the government indices formerly used to correct financial statements, wages, rents, yields on investments and other economic factors in Brazil. In addition, on July 1, 1994 Brazil introduced a new currency, the *Real*, to replace the *Cruzeiro Real*. Since the introduction of the *Real*, the Federal Government has implemented a policy of issuing *Reais* only if it has a corresponding amount of US dollars in reserves. The URV ceased to exist upon the introduction of the *Real*. Since the commencement of the *Real* Plan, inflation in Brazil, as measured by the IGP-M, has decreased from an annual rate of 2,567% in 1993 to 16% in 1995, and was 7.9% for the first eight months of 1996. No assurance can be given, however, as to the continuing success of the *Real* Plan or as to whether it will continue to be implemented in future periods. The Company is also unable to predict all of the effects that the adoption of the *Real* Plan might have upon the Brazilian economy generally or upon the Company specifically. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Effects of Inflation and the Impact of the *Real* Plan" and "Exchange Rates."

Effects of Currency and Exchange Rate Instability on Financial Results, Market Prices and Dividends. Brazil's currency has frequently been devalued in relation to the US dollar in past years but the rate of devaluation as compared with Brazilian inflation has been uneven. The Company's financial results can be significantly affected by the relative rates of currency devaluation and Brazilian inflation, primarily because a portion of the Company's debt and its obligations in respect of purchases from ITAIPU are denominated in US dollars but are paid in *Reais*, whereas its revenues are received in Brazilian currency. As at June 30, 1996, approximately 4.6% of the Company's obligations were denominated in US dollars. The Company does not presently hedge any of its US dollar denominated liabilities.

From its introduction on July 1, 1994 through December 1994, the *Real* has appreciated in value relative to the US dollar. In an effort to address concerns about the overvaluation of the *Real* relative to the US dollar, the Federal Government in March 1995 introduced new exchange rate policies that established a trading band for the *Real* and which have resulted in a gradual devaluation of the *Real* relative to the US dollar of 15% from December 31, 1994 to December 31, 1995. See "Exchange Rates."

The Company is unable to predict what the *Real*-US dollar exchange rate will be in future periods. Fluctuations in the value of the Brazilian currency relative to the US dollar can affect the market value of the GDSs. Devaluation may reduce the US dollar value of distributions and dividends on the GDSs and may also reduce the market value of the Preferred B Shares and the GDSs. Subject to the terms of each of the Deposit Agreements, the Depositary will be required to convert *Reais* to US dollars at the prevailing Commercial Market rate, for the purchase of US dollars as reported by the Central Bank, at the time of making any dividend payments or other distributions with respect to the GDSs. There can be no assurance that exchange rate movements will not adversely affect an investment in the Preferred B Shares or the GDSs. See "Exchange Rates" and "Dividends—Payment of Dividends."

Accounting Considerations. The Financial Statements and other financial information contained in this Offering Memorandum regarding the Company have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain important respects from US GAAP and IAS. See "Annex C—Principal Differences Between Accounting Principles in Brazil and the United States of America and International Accounting Standards." Because of the highly inflationary conditions which have prevailed in Brazil prior to 1995, two forms of inflation accounting involving "monetary correction" of financial statements have been in use to minimize the impact of the distortions caused by inflation in financial statements. During certain periods, the officially sanctioned index used to correct monetarily for inflation has materially differed from the actual change in general price levels in Brazil. Such differences may cause distortions in financial statements of Brazilian entities. In addition, efforts to correct such distortions may themselves cause distortions in year-to-year comparisons. The Company was required by Brazilian law to use the UFIR as the inflation index in preparing the Company's Year-End Financial Statements included in this Offering Memorandum. As of 1996, the CVM no longer

requires the presentation of financial statements in a currency of constant purchasing power. Additionally, since January 1996, the UFIR index ceased to be updated on a quarterly basis and is now expected to be updated only every six months. As a result, those companies electing to disclose constant currency, monetarily corrected financial information must now choose another appropriate index. For purposes of preparing the Financial Statements, the Company used the UFIR index to restate financial information for the period from January 1, 1993 to December 31, 1995, and the IGP-M index for the six-month period from January 1, 1996 to June 30, 1996. As a result of the characteristics of financial statements prepared in periods of high inflation, the Company believes that, while presenting the Financial Statements in constant *Reais* may mitigate distortions in the Financial Statements, not all inflation-based distortions are eliminated and, therefore, historical comparisons may not be meaningful. See "Presentation of Financial Information" and Note 2 to the Year-End and Interim Financial Statements.

Forward-Looking Information is Subject to Risk and Uncertainty

Certain statements contained in this Offering Memorandum, including in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Business Strategy" regarding capital expenditures, the expansion of generating capacity, the increase of energy demand and the likelihood of renewal of concessions, among others, contain forward-looking information that involves risk and uncertainties, including the Company's plans for expansion of its distribution and transmission systems and generation capacity. Actual future results and trends may differ materially depending on a variety of factors discussed in this "Investment Considerations" section and elsewhere in this Offering Memorandum, including (i) the effects of the uncertainty of political developments and volatility of the economic climates in Brazil; (ii) extensive government regulatory control of the electricity industry in Brazil; (iii) future energy demands; (iv) the ability of the Company to maintain an adequate tariff level; (v) continuing developments in structure and regulation of the electricity market in Brazil; and (vi) the Company having sufficient access to domestic and international capital markets.

MARKET INFORMATION

Market Prices of Preferred B Shares

The Preferred B Shares are accepted for trading on all nine Brazilian stock exchanges. The São Paulo Stock Exchange, which accounted for approximately 89% of the trading volume on all Brazilian stock markets during 1995, is the primary market for the Preferred B Shares. See "—Description of the Brazilian Stock Exchanges and Regulation of Securities Markets."

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal *Reais* for one thousand Preferred B Shares and the reported average daily trading volume in Preferred B Shares on the São Paulo Stock Exchange. The table also sets forth prices in US dollars for one hundred Preferred B Shares at the Commercial Market rate for the purchase of US dollars, as reported by the Central Bank, for each of the respective dates of such quotations. See "Exchange Rates" for information with respect to exchange rates applicable during the periods set forth below. The prices set forth below have been restated in *Reais* from predecessor currencies but have not been adjusted to recognize the effects of inflation.

	US dollars per hundred Preferred B Shares		Nominal *Reais* per thousand Preferred B Shares		Average Number of Preferred B Shares Traded per Day
	High	Low	High	Low	
1993:					
Second Quarter	33.70	17.30	6.18	2.38	582,900
Third Quarter	48.40	26.90	22.50	5.45	187,246
Fourth Quarter	43.60	50.00	50.90	23.60	413,574
1994:					
First Quarter	96.20	41.90	272.73	50.42	458,814
Second Quarter	53.70	56.60	527.00	236.36	465,400
Third Quarter	100.34	48.11	890.00	445.00	295,828
Fourth Quarter	114.00	87.60	950.00	749.00	442,667
1995:					
First Quarter	93.14	51.14	787.00	450.00	360,820
Second Quarter	87.60	60.50	780.00	545.00	109,667
Third Quarter	80.80	74.80	770.00	700.00	152,969
Fourth Quarter	78.25	48.32	750.00	470.00	112,176
1996:					
First Quarter	70.31	48.32	690.00	470.00	169,833
Second Quarter	94.63	59.68	950.00	590.00	393,270

On September 24, 1996, the closing sale price for the Preferred B Shares on the São Paulo Stock Exchange was R$0.85.

As of September 20, 1996, the Company had outstanding 236,850,600 Preferred B Shares, 61,198,081 Preferred A Shares, and 310,542,734 Common Shares.

Description of the Brazilian Stock Exchanges and Regulation of Securities Markets

Of Brazil's nine stock exchanges, the São Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant, together accounting for approximately 98.3% of the value of the equity securities traded on the Brazilian stock exchanges. Securities may also be traded through *Sistema Eletrônico de Negociação Nacional* (the national electronic trading system or "SENN"), a computerized system inaugurated in 1991 which links the São Paulo Stock Exchange and the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. A company that is

listed on one stock exchange automatically qualifies for trading on any other stock exchange. At July 31, 1996, there were approximately 547 companies listed on the São Paulo Stock Exchange.

Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The São Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have one open outcry trading session each day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted between 10:00 a.m. and 5:00 p.m. on an automated system called *Sistema de Negociação Assistida por Computador* ("Computer Assisted Trading System" or "CATS") on the São Paulo Stock Exchange and on the SENN system on the Rio de Janeiro Stock Exchange. In all cases there is a one-hour break (from 1:00 p.m. to 2:00 p.m. There are no specialists or officially recognized market makers for the Company's shares. The CVM and each of the Brazilian stock exchanges have discretionary authority to suspend trading in shares of a particular issuer in the event they determine that there is excessive price volatility.

Settlement of transactions is effected three business days after the trade date without indexation of the purchase price for inflation. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the first business day following the trade date. The clearing house for the São Paulo Stock Exchange is Calispa S.A. which is wholly owned by that exchange. The clearing house for the Rio de Janeiro Stock Exchange is *CLC-Câmara de Liquidação e Custódia S.A.* which is 99% owned by that exchange.

At July 31, 1996, the aggregate market capitalization of all the companies listed on the São Paulo Stock Exchange was equivalent to approximately US$189 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons or, in the case of companies such as the Company, by government entities.

Although the Brazilian equity market is Latin America's largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. At July 31, 1996, the five most actively traded shares represented approximately 83.4% of the total volume of shares traded on the São Paulo Stock Exchange.

Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Description of Capital Stock—Restrictions on Foreign Investment."

The Brazilian securities markets are principally governed by Federal Law No. 6,385, dated December 7, 1976 (the "Capital Markets Law"), and the Brazilian Corporation Law, each as amended and supplemented, and by regulations issued by the CVM, which has regulatory authority over the stock exchanges and securities markets generally, and the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. The Brazilian securities markets are not as highly regulated and supervised as US securities markets or markets in certain other jurisdictions.

EXCHANGE RATES

The Company will pay any cash dividends and make any other cash distributions with respect to the Preferred B Shares in Brazilian currency. Exchange rate fluctuations will affect the US dollar amounts received by the holders of GDSs on conversion by the Depositary of cash dividends and distributions on the Preferred B Shares represented by the GDSs. See "Investment Considerations—Factors Relating to Brazil—Effects of Currency and Exchange Rate Instability on Financial Results, Market Prices and Dividends" and "Description of Global Depositary Receipts." Fluctuations in the exchange rate between the Brazilian currency and the US dollar will also affect the US dollar equivalent of the Brazilian currency price of the Preferred B Shares on the Brazilian stock exchanges and any cash dividends or distributions to be received with respect to the Preferred B Shares.

There are two principal legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad including the exchange and remittance of dividends in US dollars on the GDSs. Purchases of foreign exchange in the Commercial Market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. The Floating Market rate applies to most transactions to which the Commercial Market rate does not apply. Prior to the implementation of the *Real* Plan, the Commercial Market rate and the Floating Market rate differed significantly at times. Since the introduction of the *Real*, the two rates have not differed significantly, although there can be no assurance that there will not in the future be significant differences between the two rates. Both the Commercial Market rate and the Floating Market rate are freely negotiated but are strongly influenced by the Central Bank of Brazil.

As of August 1, 1993, the *Cruzeiro Real* replaced the *Cruzeiro* as the unit of Brazilian currency, with each *Cruzeiro Real* being equal to 1,000 Cruzeiros. Beginning in December 1993, the Federal Government began implementation of the *Real* Plan, which was intended to reduce inflation. As part of the *Real* Plan, in March 1994 the Federal Government introduced a new unit of account, the *Unidade Real de Valor* (the "unit of real value" or "URV"), linked to the movements in the exchange rate of the Cruzeiro *Real* to the US dollar as quoted in the Commercial Market and intended to be transformed into the new unit of currency, the *Real*. Certain contracts were required to be indexed to the URV. The URV ceased to exist upon the introduction of the *Real*.

On July 1, 1994, the *Real* replaced the *Cruzeiro Real* as the unit of Brazilian currency, with each *Real* being equal to 2,750 *Cruzeiros Reais*. The issuance of *Reais* was initially subject to quantitative limits backed by a corresponding amount of US dollars in reserves, but the Federal Government subsequently expanded those quantitative limits and allowed the *Real* to float, with parity between the *Real* and the US dollar (R$1.00 to US$1.00) as a ceiling. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell US dollars, and established a band for the Commercial Market rate (which is defined through auction) within which the *Real*/US dollar exchange rate could fluctuate. The Central Bank initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that after May 2, 1995, the band would be between R$0.88 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank reset the band between R$0.88 and R$0.93 per US$1.00. On January 30, 1996, the Central Bank reset the band between R$0.97 and R$1.06 per US$1.00. There can be no assurance that a new band will not be reset in the future or that the *Real* will maintain its current exchange rate in future periods. See "Investment Considerations—Factors Relating to Brazil—Effects of Currency and Exchange Rate Instability on Financial Results, Market Prices and Dividends."

On September 24, 1996, the Commercial Market rate as reported by the Central Bank was R$1.0194 per US$1.00.

The following table sets forth the Commercial Market rate for the purchase of US dollars expressed in *Reais* per US dollar for the periods and dates indicated.

	Exchange Rates of *Reais* per US$1.00[1]			
Period ended	Low	High	Average[2]	Period-end
December 31, 1991	0.000063	0.000389	0.000149	0.000389
December 31, 1992	0.000379	0.004504	0.001640	0.004504
December 31, 1993	0.004402	0.118580	0.032342	0.118580
December 31, 1994	0.120444	0.981091	0.411120	0.844000
December 31, 1995	0.834000	0.972600	0.922700	0.972500
June 30, 1996	0.972600	1.004400	0.991000	1.004400

Source: Central Bank.

(1) Amounts have been translated from the predecessor currencies in effect during the relevant period, at the rates of exchange at the time the successor currency became the lawful currency of Brazil. The exchange rates at which the predecessor currencies were converted are described herein.

(2) Calculated as the average of the month-end exchange rates during the relevant period.

Under Brazilian legislation, whenever there occurs a serious imbalance in Brazil's balance of payments or for other reasons, temporary restrictions may be imposed by the Federal Government on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, to conserve Brazil's foreign currency reserves, the Federal Government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that similar measures will not be taken by the Federal Government in the future. See "Investment Considerations—Factors Relating to the GDSs and the Preferred B Shares—Restrictions or Taxes on Conversion and Remittance Abroad" and "Investment Considerations—Factors Relating to Brazil—Tax on Foreign Investments and Other Tax Considerations."

CAPITALIZATION

The following table sets forth the capitalization of the Company at June 30, 1996, in accordance with Brazilian GAAP and as adjusted to give pro forma effect to the issuance of the GDSs and the Preferred B Shares pursuant to the Combined Offering (assuming no over-allotment option is exercised) and the application of the net proceeds therefrom as if such issuance had occurred as of such date.

	June 30, 1996[1]	
	Actual	As Adjusted for the Combined Offering
	(in thousands of Reais)	
Short-term debt:		
Unsecured	13,845	13,845
Total Short-term debt[2]	13,845	13,845
Long-term debt[3]:		
Unsecured	71,857	71,857
Total Long-term debt	71,857	71,857
Shareholders' equity:		
Paid-in capital[4]	595,711	710,511
Reserves	745,728	745,728
Retained earnings	38,812	38,812
Contributions for future subscription of capital	10,425	10,425
Total shareholders' equity	1,390,676	1,505,476
Total capitalization	**1,476,378**	**1,591,178**

(1) There has been no material change in the capitalization of the Company since June 30, 1996. Certain contingent liabilities have been provided for as described in Note 18 to the Year-End Financial Statements and Note 14 to the Interim Financial Statements. In addition, the Company has a contingent liability of R$ 61.6 million in respect of a technical deficit in the CELESC Pension Fund. See Note 15 to the Year-End Financial Statements. Finally, the Company has contingent liabilities in respect of legal actions, including a tariff dispute with certain industrial customers and a legal action brought by certain shareholders as disclosed in Note 16 to the Year-End Financial Statements and Note 14 to the Interim Financial Statements.

(2) Includes current portion of long-term debt.

(3) As of June 30, 1996, the Company had 30,000 debentures outstanding with a book value of R$40.8 million and which are convertible, at the option of the holders of such debentures, into Preferred B Shares. See "Description of Capital Stock—General."

(4) Prepared to conform with constant currency accounting principles.

USE OF PROCEEDS

The net proceeds from the Combined Offering, estimated at US$108.8 million (US$125.3 million, assuming the over-allotment options are exercised in full) after deducting commissions and estimated offering expenses, will be used to finance in part the Company's investment program, pursuant to which the Company intends to invest a total of R$380 million over the period 1996 through 2000 in the construction of new transmission and distribution lines and in improving the reliability and efficiency of its network. The Company also intends to invest approximately R$330 million in the expansion and modernization of existing generation facilities and in the development of new power generation projects over the period 1996 through 2002. In the years 1996 through 2000, the Company will invest R$250 million in its generation activities as follows: R$28 million will be invested in the expansion and modernization of its existing generation assets and some R$222 million will be invested in the development of new power generation projects. The remaining net proceeds will be used for general corporate purposes such as working capital. The Company currently estimates that a total of R$210 million will be invested during 1996 and 1997. Pending such uses, the net proceeds will be invested in *Real* denominated money market instruments in Brazil. See "Business Strategy."

CHANGES IN ISSUED CAPITAL STOCK

The following table sets forth the changes in the issued capital stock of the Company, as of September 20, 1996, since January 1, 1992.

Date of Issuance	Opening Balance of Shares	New Shares Issued	Class of Shares Issued	Issue Price/Share (Cr$)[(2)]	Type of Issue	Closing Balance of Shares
1992	404,479,183	1,239,720	Common	4,410.98	Capital Increase	405,718,903
1992	405,718,903	8,707	Pref. "A"	1,099.20	Capital Increase	405,727,610
1993	405,727,610	202,863,805	Pref. "B"	n/a	Share Dividend	608,591,415
1993[(1)]	608,591,415	2,539,618	Pref. "B"	n/a	Exchange	608,591,415
1994[(1)]	608,591,415	2,867,568	Pref. "B"	n/a	Exchange	608,591,415
1995[(1)]	608,591,415	309,088	Pref. "B"	n/a	Exchange	608,591,415
1996[(1)]	608,591,415	28,270,521	Pref. "B"	n/a	Exchange	608,591,415

(1) Issuance of Preferred B shares was accompanied by cancellation of an equal number of Preferred A shares in accordance with the Company's Charter.

(2) Stated in Cruzeiros exchangeable at Cr$8,034.10 per US$1.00 on October 28, 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Financial Statements included elsewhere in this Offering Memorandum. The Financial Statements are prepared in accordance with Brazilian GAAP, which differs in certain significant respects from US GAAP and IAS. See Note 2 to the Year-End Financial Statements, "Presentation of Financial Information," "Investment Considerations—Factors Relating to Brazil—Accounting Considerations" and Annex C—Principal Differences Between Accounting Principles in Brazil and the United States of America and International Accounting Standards."

Inflationary Accounting

Prior to 1996, all companies registered with the CVM were required to prepare financial statements on the basis of two accounting methods, the Brazilian Corporation Law method and the constant currency (*correção integral*) method. The Brazilian Corporation Law method was introduced in 1976 through Federal Law No. 6,404 primarily to adjust financial statements to reflect inflationary effects and its scope was subsequently expanded by the applicable taxing authority. Pursuant to this method, all non-monetary assets, including property, plant and equipment, investments, deferred charges and properties held for sale, and non-monetary liabilities and equity accounts, including certain deferred liabilities and shareholders' equity accounts were restated by reference to an official inflation index, the UFIR, published by the Federal Government. The resulting net charge to income, if any, is tax deductible, and the resulting net credit, if any, is taxable. Prior to December 31, 1994 (and again after December 31, 1995), the taxes resulting from any net credit could be deferred and paid proportionately to the depreciation or sale of the non-monetary assets which gave rise to the credit. For 1995, the taxes resulting from such net credit were payable currently and could not be deferred. Financial statements prepared under the Brazilian Corporation Law method are not as meaningful during hyperinflationary periods because this method does not fully recognize the effects of inflation on each of the line items in the statements of income, changes in shareholders' equity and changes in financial position. In addition, prior period comparative financial information is not restated to current price levels and certain unindexed receivables or payables are not inflation-discounted to their present value. The Company uses the Brazilian Corporation Law method for calculation of taxes and dividends.

The Financial Statements presented in this Offering Memorandum were prepared on the basis of the constant currency method which, pursuant to CVM regulations, prior to December 31, 1995 was required to be used by all companies registered with the CVM. The constant currency method is more comprehensive than the Brazilian Corporation Law method and requires not only the restatement of non-monetary assets and liabilities but also the restatement of inventories and advances from customers and to suppliers and the discounting to present value of accounts receivable and accounts payable. More importantly, however, under the constant currency method as used in Brazil the net charge or credit to income resulting from the restatements under the Brazilian Corporation Law method is allocated directly to the various income and expense items to which it relates.

In accordance with the constant currency method, price-level adjustments were computed based upon the official inflation index selected from time to time by the CVM, which between 1991 and 1995 has been the UFIR. Inflation as measured by the UFIR has at times differed from inflation as measured by other inflation indices and from the devaluation of the Brazilian currency against the US dollar, as

specified in the table below. See "Investment Considerations—Factors Relating to Brazil—Accounting Considerations."

	Six-month period ended June 30,	Year ended December 31,		
	1996	1995	1994	1993
UFIR	7%	22%	905%	2,422%
Índice Geral de Preços de Mercado—IGP-M (General Market Price Index)	6%	16%	1,247%	2,567%
Índice Nacional de Preços ao Consumidor—INPC (National Consumer Price Index)	6%	22%	929%	2,489%
Devaluation (R$/US$)(1)	3%	15%	613%	2,532%

Source: Central Bank

(1) Devaluation of the Brazilian currency as measured by the Commercial Market rate for the sale of US dollars reported by the Central Bank. See "Exchange Rates."

As a result of the characteristics of financial statements prepared in periods of high inflation, the Company believes that, while presenting the Financial Statements in constant *Reais* may mitigate distortions in the Financial Statements, not all inflation-based distortions are eliminated. As a result of the foregoing, the Company believes that comparisons of results of operations for different historical periods may not be meaningful. See "Investment Considerations—Factors Relating to Brazil—Accounting Considerations."

Beginning in 1996, Federal Law 9,249 of December 26, 1995 abolished monetary correction of financial statements for tax and legal purposes. As a result, the CVM no longer requires the presentation of financial statements in a currency of constant purchasing power. However, the CVM issued, on March 29, 1996, Instruction 248 providing that companies may elect to present financial statements in constant currency. Additionally, the UFIR is no longer being updated on a quarterly basis. Consequently, those companies electing to disclose constant currency, monetarily corrected financial information must now choose another appropriate index and will have to change from a government index to a general price index such as the IGP-M or IGP-DI, which are general price indices. The comparison of financial statement information that has not been monetarily corrected with prior financial statement information that has been monetarily corrected may not be meaningful as inflation differences could materially distort the results of operations and financial position of a company. Additionally, depending on the index selected to monetarily correct future financial statement information, the presentation of such information may not reflect the actual inflation level experienced by a company or be comparable with prior periods.

The Company's Financial Statements were monetarily corrected using the UFIR for periods prior to January 1, 1996 and the IGP-M index (the index recommended by the CVM) for the six-month period ended June 30, 1996.

Effects of Inflation and the Impact of the *Real* Plan

Brazil has experienced extremely high and generally unpredictable rates of inflation for many years. See "Investment Considerations—Factors Relating to Brazil—Inflation; Effects of Economic Stabilization Program and Change of Currency." Following the implementation of the *Real* Plan, the rate of inflation was reduced from 2,422% in 1993 to 905% in 1994 and to 22% in 1995 (as measured by the UFIR) and was 7.9% for the first eight months of 1996 (as measured by the IGP-M).

Inflation and devaluation of the Brazilian currency have had a substantial effect on the value of the Company's assets and liabilities. Inflation results in purchasing-power gains on local currency monetary liabilities and purchasing-power losses on local currency monetary assets, and devaluation results in

gains on assets denominated in foreign currencies and losses on liabilities denominated in foreign currencies. In years when devaluation has continuously exceeded inflation, the Company has recorded monetary losses, and, in years when inflation has continuously exceeded devaluation, the Company has recorded monetary gains.

The Company's results of operations have also been impacted by inflation. The Company's electricity rates, which are established by DNAEE, have not generally had a high correlation with inflation rates. When electricity rates fail to keep up with inflation rates, the Company experiences a loss of purchasing power. Inflation also affects the fixed amounts specified in bills sent to customers. Such inflation effect occurs due to the loss of purchasing power between both (i) the date such rates are set and (ii) the date on which customers are billed and the date of receipt of payment from customers. These losses are offset to varying degrees by similar mismatches in the electricity rates paid by the Company to its suppliers and monetary gains on unindexed liabilities, which arise from the gain of purchasing power the Company experiences between the date a service or product is received and the date the Company makes corresponding payments. The Company's terms of payment for its unindexed liabilities have generally provided for longer periods than those the Company grants to its customers, resulting in a net positive inflation effect. Another account where inflation has had a significant effect is personnel expenses. The Company has in the past negotiated a percentage salary increase with its employees every October to apply for the following calendar year. To the extent such increase is higher or lower than the actual inflation rate for the relevant year, the Company will experience a corresponding purchasing power loss or gain respectively. The Company expects to continue this practice. See "—Tariffs." Monetary gains and losses arising from inflation and devaluation were recorded in the Company's statements of operations in each relevant account.

Since the substantial reduction in Brazil's inflation rate following implementation of the *Real* Plan, the Company's cash flow receipts have been affected to a much lesser extent by currency devaluation. As a result, the value of the Company's receipts is more stable, allowing for greater flexibility in the Company's financial planning. Most importantly, however, the more stable economic environment brought about by the *Real* Plan has contributed to an increase in the State of Santa Catarina's industrial output and commercial activity and in the purchasing power of residents of the State, which has also been enhanced by the wider availability of credit. These factors contributed to a significant increase in electricity demand throughout CELESC's concession area.

Tariffs

The Company's results of operations have been significantly affected by fluctuations in the real levels of electricity rates. The rate setting process in Brazil has been frequently affected by government attempts to control inflation. In 1991, electricity rates were increased at a rate lower than general inflation. In the first nine months of 1992, the Federal Government reversed this policy and allowed the sector to recover a portion of the real rate reductions experienced in the preceding year. Between September 1992 and March 1993, the Federal Government shifted its previous policy, again keeping electricity rate increases substantially below inflation. A new rate regime was established with the enactment of Federal Law No. 8,631 of March 4, 1993 ("Federal Law 8,631"). This law and related regulations provided for real rate increases during 1993, with the objective of correcting for certain inflation-related decreases in prior periods, and for the pass-through of certain inflationary cost increases in future periods. However, the implementation of the *Real* Plan in 1994 suspended the rate setting process established in Federal Law 8,631 and froze electricity rates in *Reais* as of July 1, 1994. Such plan provided that rates would be fixed on an annual basis as of July 1, 1994, although the Federal Government could, in its discretion, change rates more frequently. During November and December 1995, each electricity concessionaire was permitted by DNAEE to increase the electricity rates charged to its customers on a company by company basis. Through Portaria No. 449, dated November 6, 1995, DNAEE permitted CELESC to increase electricity rates charged to its customers. Charges to non-residential customers were increased 13.49%, while certain existing subsidies for residential

customers were eliminated, resulting in an effective increase of 56% in the average rates for such customers. These two increases resulted in an increase of approximately 25% in the average rate charged to all consumers. However, through Portaria No. 267, dated November 3, 1995, the Ministry of Finance froze electricity rates for at least one year from the date of the last increase, which in CELESC's case would be until November 6, 1996. The Federal Government electricity rate increases have not been determined on the basis of any express, precise guidelines or policies, but have rather tended to be established as corrective measures. See "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Tariffs," "Business—Customers, Analysis of Demand and Tariffs—Tariffs" and "Investment Considerations—Factors Relating to the Company—Tariffs and Effects on Operating Results."

Purchases of electricity from ELETROSUL generated by sources other than ITAIPU accounted for approximately 68% of the Company's purchases in 1995. On November 6, 1995, DNAEE increased the rate the Company pays for electricity supplied by ELETROSUL by 29.87%, and increased the rate charged to CELESC for the transportation of energy generated by ITAIPU by 5.67%. These two increases resulted in an increase of approximately 18% in the average rate payable by CELESC for electricity. The rates paid by the Company for power produced by ITAIPU were left unchanged. A rate increase for electricity purchased by CELESC has normally been accompanied by a corresponding rate increase approved by DNAEE for electricity sold by CELESC to its customers. There can be no assurance, however, that DNAEE will continue to approve corresponding rate increases for CELESC at the time of each rate increase for entities supplying electricity to CELESC, or that any such increases will be sufficient to cover CELESC's increased costs. The rates the Company pays for electricity generated by ITAIPU, which accounted for approximately 32% of the Company's electricity purchases as of December 31, 1995, are established by DNAEE in accordance with a treaty between Brazil and Paraguay and are principally expressed in US dollars. As a consequence, ITAIPU rates (and, thus, a substantial portion of the Company's costs) increase or decrease independently of the rates established by DNAEE for (i) energy purchased from and generated by ELETROSUL and other concessionaires and (ii) for the transportation of energy generated by ITAIPU, which rates are expressed in *Reais*. See "Investment Considerations—Factors Relating to the Company—Tariffs and Effects on Operating Results," "Structure and Regulation of the Brazilian Electricity Sector" and "Business."

Analysis of Electricity Sales and Cost of Electricity Purchased

The Company bills for the electricity it sells, and pays for the electricity it purchases, on the basis of both a "capacity charge" and an "energy charge." The capacity charge is based on contracted firm capacity, expressed in megawatts, and is charged without regard to the amount of electricity actually delivered. The energy charge, expressed in *Reais* per megawatt-hour, is based on the amount of electricity actually delivered. The Company's purchases of electricity generated by ITAIPU are paid for on the basis of a capacity charge expressed in US dollars plus a "wheeling" (or transportation) charge expressed in *Reais*. See "Business—Customers, Analysis of Demand and Tariffs" and "—Purchases of Electricity."

The following table sets forth the volume and average rate components of electricity sales and purchases for the years 1993, 1994, and 1995 and for the six-month period ended June 30 1996:

	For the six-month period ended June 30,	For the year ended December 31,		
	1996	1995	1994	1993
Electricity Sales				
Sales to final consumers[1]	455,516.00	798,358.00	840,021.00	706,955.00
Volume (GWh)	4,655.55	8,820.90	8,073.70	7,602.80
Average rate (R$/MWh)[2]	76.58	70.97	82.00	74.35
Sales to other concessionaires[1]	2,333.00	4,145.00	4,783.00	4,339.00
Volume (GWh)	75.25	141.90	131.80	125.60
Average rate (R$/MWh)	31.00	29.21	36.29	34.55
Electricity Purchased				
Electricity Purchased from ITAIPU, ELETROSUL and other concessionaires:				
Purchases[1]	157,813.00	291,340.00	304,346.00	309,325.00
Volume (GWh)	4,917.36	9,305.60	8,534.80	7,961.50
Average rate (R$/MWh)	32.09	31.31	35.66	38.85

(1) In thousands of *Reais* of June 30, 1996.

(2) Rates for sales to final consumers have been computed by dividing (i) the corresponding sales to final customers after deduction of value-added sales and services tax (ICMS) by (ii) MWh of electricity sold.

Impact of CRC Account

Until 1993, electric utilities in Brazil were guaranteed an annual rate of return on service-related assets included in the base rate. Law No. 5,655, dated May 20, 1971, required the Federal Government to set electricity tariffs so as to provide a minimum real return of 10% per annum and a maximum of 12% per annum on certain qualifying investments for electric utility companies. In cases where the tariffs set by the Federal Government resulted in revenues giving a minimum real return below the 10-12% range, electric utilities were allowed to credit the difference to a memorandum account called *Conta de Resultados a Compensar* (the "CRC Account"), which was recognized in the late 1980s as a liability of the Federal Government to electric utilities in the amount of the accumulated shortfall. See "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Tariffs." The outstanding CRC Account credit was accounted for by the Company as an "off balance sheet" asset and was not included in Shareholders' Equity in the Financial Statements.

Through the enactment of Law 8,631 on March 4, 1993, the Federal Government eliminated the system of guaranteed rate of return for concessionaires. As a result, CRC Accounts (which had been based on the difference between the guaranteed rate of return and the actual rate of return) ceased to exist. Pursuant to Law 8,631 and the implementing legislation, amounts that had been registered in each concessionaire's CRC Account up to March 4, 1993 were recognized by the Federal Government as credits. As a result, concessionaires were permitted to offset their CRC Account balances against certain debts owed to the Federal Government and to federal financial institutions. See Note 13 to the Year-End Financial Statements.

In March 1993, CELESC had a CRC Account balance of 857.65 million UFIRs, equivalent at June 30, 1996 to R$754.3 million (based on a value of R$0.8795 per UFIR). CELESC offset certain amounts owed to the Federal Government against its CRC Account balances in 1993 and 1994 as follows: (i) R$440.0 million owed to ELETROSUL, for purchases of electricity from ELETROSUL and ITAIPU, and (ii) R$10.9 million owed to ELETROBRÁS, BNDES and Banco do Brasil.

After offsetting all amounts owed to the Federal Government and to federal financial institutions to the extent permitted by the pertinent legislation, in October 1994 CELESC transferred the R$303.4 million remaining in its CRC Account to the State of Santa Catarina. This transfer was made pursuant to Federal Law 8,727 and pursuant to a contract between CELESC and the State of Santa Catarina, dated October 1994. Under this agreement, the State of Santa Catarina was able to offset amounts owed by it to the Federal Government. As at June 30, 1996, CELESC has a receivable of R$338.5 million owed by the State of Santa Catarina.

Repayment of this amount by the State of Santa Catarina is to be made in 216 monthly installments beginning on August 15, 1996. The first installment however was paid on August 19, 1996, reportedly due to temporary liquidity problems experienced by the State Government. The Company and the State agreed to offset the second installment against the return by the Company to the State of funds previously contributed by the State, principally in 1995, towards future capital increases of the Company and in respect of which no new shares have been issued to the State. It is anticipated that the October installment will similarly be satisfied as the State reportedly continues to experience liquidity problems, after which time the funds contributed for future capital increases will have been substantially exhausted. The State of Santa Catarina has also raised the possibility that it may seek to renegotiate the terms of the CRC Account Agreement. Amounts due are being adjusted for inflation on a monthly basis using the INPC index and interest accrues at 6.828% per annum. In the event that the State of Catarina does not honor its obligations in respect of the CRC Account, CELESC has the right to withhold dividends from the State in order to recover the amounts due.

In the past, the offsetting of CELESC's CRC Account credits had a favorable impact on CELESC's balance sheet. By offsetting amounts owed to the Federal Government and federal financial institutions, CELESC reduced its current liabilities and increased its Shareholders' Equity by the same amount. In addition, credits that were transferred to the State of Santa Catarina became part of CELESC's long-term receivables and are recorded as capital reserves under Shareholders' Equity in their nominal amount, as opposed to their present value. See Notes 7 and 19 to the Interim Financial Statements. There can be no assurance that the State of Santa Catarina will not default on its payment obligations to CELESC or will not modify the terms of the assignment agreement. If the State of Santa Catarina were to default on, or modify the terms of, its payment obligations, CELESC may have limited recourse, if any, against the State of Santa Catarina. See "Investment Considerations—Factors Relating to the Company—Relationship of the Company to the State Government" and "—Receivables from the State Government and Related Parties."

Results of Operations

The following table sets forth certain income statement data of the Company for the periods indicated:

	For the six-month period ended June 30,		For the year ended December 31,			
	1996	1996	1995	1995	1994	1993
	(in thousands of US dollars)	(in thousands of *Reais* of June 30, 1996)	(in thousands of US dollars)	(in thousands of *Reais* of June 30, 1996)		
Net operating revenue	335,227	336,702	596,243	598,865	633,316	542,055
Operating expenses	320,965	322,377	586,498	589,078	574,935	552,159
Operating income before financial income (expense)	14,262	14,325	9,745	9,787	58,381	(10,104)
Financial income (expense)	25,358	25,469	24,160	24,266	(416)	(27,346)
Non-operating income (expense)	(113)	(113)	(108,992)	(109,471)	121	4,881
Income (loss) before taxes	39,507	39,681	(75,087)	(75,418)	58,086	(32,569)
Income and social contribution taxes	(865)	(869)	(10,009)	(10,053)	(3,835)	0
Net income (loss)	38,642	38,812	(85,096)	(85,471)	54,251	(32,569)

Six Months Ended June 30, 1996

The audited financial information for the six-month period ended June 30, 1996 has not been compared to financial information for the six-month period ended June 30, 1995 because the Company believes that the available financial information for such periods does not permit a meaningful comparison. In particular, the Company made adjustments, totalling R$114.7 million, in the third quarter of fiscal year 1995 under "extraordinary items" resulting from the recording of labor, civil, tax and bad debt provisions and the recognition of certain other liabilities which were attributable primarily to prior years (see Note 18 to the Year-End Financial Statements). The Company cannot fully ascertain which portion of these adjustments would be applicable to the first six-month period of 1995. In addition, since June 30, 1995, the Company has made changes to the Company's internal financial reporting systems in response to comments received from its independent accountants and also as a result of modifications introduced by DNAEE in its financial reporting requirements.

For the six-month period ended June 30, 1996, the Company sold 4,656 GWh of electricity, a 5.0% increase as compared to the 4,435 GWh sold in the corresponding period in 1995. In terms of type of customer, the largest increase in electricity sold was registered for residential customers, to whom the Company sold 1,222 GWh of electricity in the first six months of 1996, an increase of 12.2% as compared to 1,089 GWh sold in the corresponding period in 1995. Sales to commercial and other customers increased by 11.2% and 8.3% respectively, between the same periods. In contrast, sales to industrial customers decreased by 1.5% from 2,087 GWh in the first six months of 1995 to 2,056 GWh for the same period in 1996. The decrease was caused by a reduction in industrial sector activities in Brazil in general, including in the State of Santa Catarina, in the first half of 1996.

The Company purchased 4,917 GWh of electricity in the first six months of 1996, a 5.1% increase as compared to the 4,679 GWh purchased in the corresponding period in 1995. This increase is attributable to the 5% increase in electricity sold between the same periods.

The Company's net operating revenue for the first six months of 1996 was R$336.7 million, while operating expenses were R$322.4 million. Operating expenses include personnel costs of R$88.3 million. Personnel costs have been impacted by the recent introduction of a new wage table ("*Plano de Cargos e Salários*") which has resulted in an increase in average salaries. See "Business—Employees." Personnel costs also included a provision for R$4.1 million related to a voluntary dismissal and early retirement program started by the Company in April 1996, resulting in an operating income before financial income of R$14.3 million. Financial income was R$25.5 million which included (i) fines and interest charged to customers related to overdue receivables (R$17.9 million), and (ii) accrued interest on loans to the State of Santa Catarina (R$12.2 million). The provision for income and social contribution taxes was R$0.9 million. Income taxes amounted to a tax benefit of R$7.3 million due to a R$18.7 million partial reversal of the 1995 extraordinary provision for income taxes, offset by provisions for income tax related to 1996 of R$11.4 million. This reversal was due to a decision by CELESC to exercise an option given by the federal tax authority by which CELESC could pay a lower rate of taxes in exchange for early payment of a tax liability. Social contribution taxes amounted to R$8.2 million. The Company recorded a net income of R$38.8 million.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

Net operating revenue

Net operating revenue was R$598.9 million in 1995, as compared to R$633.3 million in 1994, a decrease of 5.4%. This decrease was largely due to a 5.0% decrease in revenues from electricity sales to final customers from R$840.0 million in 1994 to R$798.4 million in 1995 as a result of the freeze on tariffs that had been in effect from July 1, 1994 until November 6, 1995. Consequently, the average rate decreased in real terms by approximately 13.5% during 1995 as compared to 1994. The effect of the decrease on the average rate was partially offset by a 9.3% increase in volume of electricity sold by CELESC during 1995 as compared to the prior year.

Operating expenses

Total operating expenses were R$589.1 million in 1995, as compared to R$574.9 million for 1994, an increase of 2.5%. This increase largely results from a 101.3% increase in third party materials and services expenses, from R$30.4 million in 1994 to R$61.2 million in 1995. This increase was primarily due to (i) an increase in the volume of third party goods and services required as a consequence of high growth rates in energy demand experienced in 1995 (including approximately 64,000 net new customers), (ii) a real increase in the costs of services rendered by independent contractors, (iii) a decrease in monetary gains relating to operating expense items, including third party goods and services, caused by the significant decrease in inflation during 1995 as compared to 1994, and (iv) payments in 1995 of newly established fees of approximately R$4.2 million to banks for collection services.

These increases in operating expenses were offset in part by a 4.3% decrease in expenses related to electric power purchases by CELESC from R$304.3 million in 1994 to R$291.3 million in 1995. This decrease was primarily due to the freeze on rates for purchases of electricity by the Company from ELETROSUL and other concessionaires and the lower costs of electricity purchases by CELESC of electricity generated by ITAIPU as a result of the appreciation of the *Real* against the US dollar in 1995 as compared to the prior year.

Operating income (loss) before financial income (expense)

Operating income before financial income (expense) was R$9.8 million for 1995 as compared to an operating income before financial income (expense) of R$58.4 million during the prior year. This decrease was due to the R$14.1 million increase in operating expenses and the R$34.5 million decrease in net operating revenue described above.

Financial income (expense)

In 1995, financial income (net of financial expense) was R$24.3 million as compared to financial expense (net of financial income) of R$0.4 million in 1994. Financial income increased in 1995 as compared to 1994 primarily due to the 6.8% annual interest rate accruing on the R$303.4 million CRC Account transferred to the State of Santa Catarina in October 1994, as discussed above, which resulted in R$20.0 million of financial income in 1995 compared to R$4.1 million in 1994. See "Investment Considerations—Relationship of the Company to the State Government."

Non-operating income (expense)

In 1995, the Company recorded certain adjustments to its financial statements, recognizing various accruals for employee costs and employee benefits, income tax liabilities and provisions for labor contingencies, doubtful accounts receivable and other contingencies, in the aggregate amount of R$114.7 million. These adjustments had six components. First, a provision of R$25.6 million was created for existing labor contingencies such as lawsuits regarding equal payment for equal work, job stability, vacation bonuses, and additional payments for work in hazardous areas. Second, a provision for employee benefits of R$3.1 million was created to reflect the cost of a customary one-month vacation, to which employees are entitled. This amount is for the 1993-1995 period during which the Company had not recognized that expense. Third, the Company recognized as accounts payable to the CELOS Foundation R$5.2 million in building rent and monthly contributions owed by CELESC to CELOS. Fourth, a provision for doubtful accounts receivable of R$30.1 million was created. At June 30, 1994 when the Brazilian currency changed, the Company restated accounts receivable from customers, including interest and other financial charges due on those accounts. The Company has been advised to set up a provision equivalent to the portion of the amount restated which has not been received from customers. Fifth, income tax liabilities of R$31.3 million were identified as an additional liability relating to the Company's 1991 income tax calculation. Sixth, provisions for other contingencies of R$19.4 million have been created for the resolution of a dispute between the Company and some of its industrial customers as to the correct electricity rate to apply for a nine month period in 1986 during the "Plano Cruzado" price freeze. See "Business—Legal Proceedings."

These adjustments were recorded in the statement of operations for 1995 as "extraordinary items." From the total amount of R$114.7 million of adjustments, R$84.6 million affected accrued liabilities,

while R$30.1 million, which is the provision for doubtful accounts receivable, represented an asset reduction.

Income and social contribution taxes

Income and social contribution taxes increased significantly from R$3.8 million in 1994 to R$10.1 million in 1995. The provision for social contribution tax increased from R$2.5 million in 1994 to R$3.7 million in 1995, while the provision for income tax increased significantly from R$1.3 million in 1994 to R$6.4 million in 1995. The increase in income and social contribution taxes was largely due to the complete utilization of tax loss carryforwards in 1994 and the increase in the effective tax rate from 6.6% in 1994 to approximately 25.6% before extraordinary items in 1995.

Net income (loss)

In 1995, the Company generated a net loss of R$85.5 million, compared to a net income of R$54.3 million in the prior year. This loss is primarily due to the extraordinary items amounting to R$114.7 million (calculated in constant *Reais* as of June 30, 1996) recorded as non-operating expense in 1995. Without giving effect to such extraordinary items, the net income for 1995 would have been R$29.3 million. These extraordinary items, some of which relate to prior periods, have not been allocated to those prior periods, including 1994. As a result, the comparison of 1995 with 1994 may be affected by the non-allocation of these adjustments.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993.

Net operating revenue

Net operating revenue was R$633.3 million in 1994, as compared to R$542.1 million in 1993, an increase of 16.8%. This increase was primarily due to an 18.8% increase in revenues from electricity sales to final customers in 1994 as compared to 1993 from R$707.0 million to R$840.0 million. This increase resulted primarily from a 6.2% increase in the volume of electricity sold to final customers, and a 10.3% increase in the average real rate per MWh charged for electricity sold by CELESC to final customers (from R$74.35 per MWh during 1993 to R$82.00 per MWh during 1994). The increase in the average rate per MWh in 1994 is due primarily to a real increase in the rate for electricity sales approved during the period from May to October 1993 by regulatory authorities.

Operating expenses

Total operating expenses were R$574.9 million in 1994, as compared to R$552.2 million in 1993, an increase of R$22.7 million or 4.1% over the prior year. Of this increase, R$6.5 million was attributable to an increase in personnel expenses and R$16.9 million was attributable to an increase in third party materials and services expenses. These increases were partially offset by a decrease in the costs of electricity purchases.

The increase in personnel expenses is attributable primarily to the fact that the salaries paid to the Company's employees were adjusted for inflation based on an index different from that used to prepare the Year-End Financial Statements. The inflation rate specified in the Company's employment contracts provided for a higher rate than the UFIR index used to prepare the Year-End Financial Statements. Adjustments for inflation in salaries are normally made in October when the Company's collective bargaining agreement with employees is up for renewal. As a result, salaries increased by approximately 23% in October 1994 to reflect the increase in inflation after the introduction of the *Real*. Third party goods and services increased primarily as a result of the increase in the volume of third party goods and services required by the increase in energy demand and the 66,000 net new customers in 1994. In addition, the cost of goods and services rendered by independent contractors reflects a real increase above the inflation rates, especially after the introduction of the *Real* on July 1, 1994.

Operating income (loss) before financial income (expense)

Operating income before financial income (expense) was R$58.4 million in 1994, as compared to an operating loss before financial income (expense) of R$10.1 million in 1993. This increase was primarily due to an increase in net operating revenue of 16.8%, partially offset by an increase in operating expenses of 4.1%.

Financial income (expense)

In the year ended December 31, 1994, financial expense (net of financial income) was R$0.4 million as compared to financial expense (net of financial income) of R$27.3 million for the prior year. Financial expense decreased primarily as a result of the cancellation (through an offset to CELESC's CRC Account) during 1993 of R$440.0 million owed to ELETROSUL for energy purchased from ELETROSUL.

Income and social contribution taxes

Income and social contribution taxes in 1994 amounted to R$3.8 million compared to zero *Reais* in 1993. This increase is primarily due to the application by the Company of certain tax loss carryforwards in 1993.

Net income (loss)

For the year ended December 31, 1994, the Company generated a net income of R$54.3 million as compared to a loss of R$32.6 million for the prior year. This result is primarily due to the increase of 16.8% in net operating revenue and the decrease of 98.5% in financial expense.

Certain extraordinary adjustments recorded by the Company in the third quarter of 1995 amounting to R$114.7 million (calculated in constant *Reais* as of June 30, 1996), some of which relate to 1993 and 1994, have not been allocated to such years. As a result, the comparison between 1993 and 1994 may be affected by the non-allocation of these adjustments.

Liquidity and Capital Resources

The Company's business is capital intensive and the principal capital requirements of the Company in recent years have been to finance the expansion, replacement and maintenance of its electricity distribution and transmission system in the State of Santa Catarina. Due to the limited availability of financing for Brazilian electricity sector expansion in recent years, the Company has financed its capital investment program primarily with cash provided by operations, by restructuring its current liabilities so as to constitute long-term liabilities and, to a lesser extent, by external financings.

The Company's principal source of funds in 1995 has been cash from operating activities. In 1995, the Company generated operating cash flow of R$25.6 million, down from R$44.8 million in 1994. The decrease in 1995 was due principally to a decrease in the Company's operating cash flows before movements in working capital from R$107.0 million in 1994 to R$31.8 million in 1995, partially offset by a reduced working capital cash outflow of R$6.2 million in 1995 compared to R$62.2 million in 1994. The decrease in operating cash flow before movements in working capital was due primarily to the decrease in tariffs permitted to be charged by the Company to its customers in real terms and to the increase in the costs of third party goods and services of R$30.8 million as described above. The reduced working capital cash outflow was due to a cash inflow as a result of an increase in accounts payable of R$29.6 million in 1995 compared to a decrease of R$25.1 million in 1994, and an increase in taxes and social charges payable of R$15.2 million in 1995, compared to a decrease of R$18.0 million in 1994, partially offset by a cash outflow as a result of the prepayment of R$39.8 million of ICMS taxes in 1995.

Cash provided by financing activities was R$46.1 million in 1995, down from R$51.6 million in 1994, reflecting the issuance by the Company of convertible debentures issued in 1994 of R$41.0 million and the R$35.0 million loan taken out to finance the prepayment of ICMS taxes in December 1995. See "Description of Capital Stock."

Expenditure on investing activities was R$71.1 million in 1995, down from R$114.0 million in 1994. This decrease is explained by reduced capital expenditure of R$77.6 million in 1995 compared to R$109.8 million in 1994.

The Company's capital expenditures in 1995 and 1994 were as follows:

Area	R$ million 1995	R$ million 1994
Distribution	60.5	59.9
Transmission	10.4	35.9
Generation	0.6	1.7
Other	6.1	12.3
	77.6	109.8

Total debt outstanding as of June 30, 1996, including accrued interest and fees, was R$85.6 million, comprised of short-term debt (including the current portion of long-term debt) of R$13.8 million and long-term debt of R$71.8 million (including debentures issued in 1994 amounting to R$40.8 million). A majority of the Company's loans and financings from unrelated third parties are guaranteed by both the Federal and State Governments. Of the Company's short-term debt at June 30, 1996, R$3.9 million consisted of past due amounts owed to foreign lenders that the Company was prevented by the Federal Government from repaying in a timely manner because of Brazil's foreign debt crisis. The amounts owed to foreign lenders are guaranteed by the Federal Government and form part of Brazil's external debt. Such debt has been restructured pursuant to the Brazilian Debt Restructuring Plan, which generally requires the Company to pay the amount owed to foreign lenders over a period of 15 to 30 years, although the method of repayment and other terms of this debt are still subject to negotiation.

The Company generally agrees to secure its long-term borrowings from ELETROBRÁS and from financial institutions with its future accounts receivable. The Company has also secured a long-term borrowing from ELETROBRÁS of approximately R$21.9 million, amortization of which commenced in May 1996, by giving ELETROBRÁS the right to convert any amounts outstanding into capital stock of the Company at prevailing stock exchange prices.

Repayment of outstanding loans and accrued interest thereon as at June 30, 1996 was scheduled to total R$13.8 million for the twelve-month period ending on June 30, 1997, and R$3.6 million for the following six-month period. Of the Company's R$194.2 million of current liabilities at June 30, 1996, R$63.2 million are accounts payable.

All of the Company's long-term debt is in *Reais*, except the R$3.9 million described above which is payable in US dollars and is expected to be restructured to long-term debt. In addition, the Company's purchases of electricity generated by ITAIPU, while payable in *Reais*, are denominated in US dollars.

The CELESC Pension Fund -CELOS *(Fundação Celesc de Seguridade Social)* ("CELOS") has a technical deficit in the amount of R$61.6 million at December 31, 1995. The amount and timing of the additional contributions necessary to fund this technical deficit have not been determined. See Note 15 to the Year-End Financial Statements.

At June 30, 1996, the Company had past-due accounts receivable of R$64.2 million primarily from various state-owned companies and agencies and quasi-government entities. As at June 30, 1996, R$35.8 million of these accounts receivable had been past-due for more than 60 days. On May 23, 1996, the Company initiated a program to recover the past-due accounts receivable. To date, this program has resulted in a provisional agreement with the State Government in respect of certain amounts owed by the State water company and with a state owned company in May 1996 providing for the payment of overdue receivables. It has also resulted in the recovery of R$11.8 million from 672 industrial consumers (out of a total of 877 at May 23, 1996). The Company continues to negotiate with these and other companies, as well as the State Government. In the past, such negotiations have primarily resulted in the extension of the repayment period and have normally not included forgiveness of the amounts owed or any financial charges assessed due to late payment. However, no assurance can be given that these negotiations will have a similar result. See Note 5 to Year End Financial Statements.

The Company experienced a positive working capital position at the end of 1995. A significant portion of the Company's current liabilities of R$209.2 million at that time represented (i) obligations owed to ELETROSUL related to purchases of electricity (R$59.4 million, which was paid off in installments between January 1, 1996 to June 5, 1996); (ii) obligations owed to suppliers of goods and services (R$16.7 million); (iii) obligations to foreign lenders currently past due (R$3.9 million); and (iv) a short-term loan taken from a local financial institution (R$39.5 million), which was paid off in March 1996.

During the period from January 1993 through December 1995, the Company invested approximately R$274.3 million in the construction and acquisition of property, plant and equipment in connection with the expansion and modernization of its transmission and distribution system. CELESC's capital expenditures for its electricity transmission and distribution businesses in 1995 were R$77.6 million compared to R$109.8 million in 1994 and R$86.9 million in 1993.

CELESC's capital expenditure plan calls for investments of R$380 million for its electricity transmission and distribution businesses over the five-year period from 1996 through 2000. The Company's plan includes the construction of several new transmission lines to increase capacity and improve the reliability of its distribution system. In particular, the Company plans over the next five-year period to expand its substation transformer capacity by 695 MVA, or 20% of current capacity, and its transmission lines by 262 km, or 10% of current capacity, at a total cost of R$120 million. The Company also plans to expend R$225 million to improve and expand its distribution network and R$21 million on the implementation of a Digital Supervisory and Control System (see "—System Performance" above). In addition, the Company intends to complete the distribution of electricity to certain rural areas in the State of Santa Catarina at a total cost of R$127 million, R$110 million of which are expected to be borne by the State Government and the rural consumers benefitting from the construction of those distribution lines. See "Business Strategy."

The Company also plans to invest approximately R$330 million through the year 2002 in new power generation capacity, R$250 million of which is planned to be spent during the period 1996-2000. This R$250 million will be invested in generation activities as follows: R$28 million will be invested in the expansion and modernization of its existing generation assets and some R$222 million will be invested in the development of new power generation projects. The Company's current goal is to achieve approximately 25% self-generation capacity by the year 2002 although there can be no assurance that this goal will be met. Specifically, the Company is a 34% participant in a consortium that on August 1, 1996 was declared the winner of a bid for the exploitation of hydroelectric power at Cubatão and has joined a consortium to become ELETROSUL's partner in the Machadinho hydroelectric power plant project. The Company is also evaluating investment opportunities in the Campos Novos and Salto Pilão generation facilities and is considering building a thermal power plant in Santa Catarina. See "Business—Expansion of Generation Capacity."

The Company currently estimates that a total of R$210 million in capital expenditures will be invested during 1996 and 1997.

Capital expenditures for the electricity distribution, transmission and generation businesses are expected to be financed by cash flow from operating activities and external financing (including net proceeds from the Combined Offering). The accomplishment of such a capital expenditure plan is dependent upon a variety of circumstances, including the ability of the Company to maintain an adequate tariff level, obtaining regulatory and environmental authorizations, the Company's having access to domestic and international capital markets and a variety of operating and other contingencies. See "Investment Considerations—Factors Relating to the Company—Capital Expenditures; Government Regulation."

BUSINESS

Introduction

The Company engages primarily in the distribution of electricity in the State of Santa Catarina. The Company was the eighth largest Brazilian distributor of electricity, as measured by GWh of energy sold to final consumers in 1995 and it provided approximately 98% of the electricity distributed in the State of Santa Catarina in that year. The Company had assets of R$1.8 billion as of June 30, 1996 and net revenues and operating income of R$598.9 million and R$34.1 million, respectively, in 1995.

The Company distributes electricity to 257 of the 288 municipalities in the State of Santa Catarina, covering an area of approximately 87,000 square kilometers, or 91% of the geographic area of the State of Santa Catarina. In 1995, the Company supplied 8,821 GWh of electricity to approximately 1.4 million customers representing nearly 4.8 million people or approximately 98% of the total population of the State of Santa Catarina. In 1995, industrial, residential, commercial, rural and other customers represented 46.8%, 24.9%, 11.3%, 9.7% and 7.3%, respectively, of CELESC's electricity distribution sales by volume of electricity sold. No single customer accounted for more than 2.8% by volume of CELESC's electricity distribution sales in 1995. The Company's primary load centers are Joinville, Blumenau and Florianópolis which, combined, represent 45% of CELESC's entire market.

The Company is also engaged in the generation of electricity. All of its generation capacity is hydroelectric. The Company operates 12 hydroelectric power plants which generate approximately 362 GWh, or 4%, of the energy which it distributes. In 1995, CELESC purchased a total of 9,306 GWh of electricity, of which 9,270 GWh was purchased from ELETROSUL, including 2,981 GWh produced by ITAIPU and 36 GWh from other electricity generating concessionaires.

The State of Santa Catarina

General. The State of Santa Catarina had an estimated population of 4.9 million, 4.8 million and 4.7 million in 1995, 1994 and 1993, respectively. The State of Santa Catarina has the largest known deposits of coal (2.4 billion tons) in Brazil. The State of Santa Catarina's economy has historically been based on agriculture, textiles, mining and metallurgy, with emphasis on the export of primary and intermediate products such as coal, ceramics, fluorite, phosphate, quartz, tobacco, lumber and cattle. In recent years, the industrial sector has become increasingly significant with the share of the State of Santa Catarina's total exports represented by manufactured and semi-manufactured industrial products increasing in value from 59% in 1980 to 70% in 1995.

The State Government has adopted plans for the development of the State's infrastructure, including plans to privatize roads and railways. Pursuant to these plans, certain highways currently owned by the State Government are to be privatized. The State Government has also announced plans to have the private sector construct and operate a railway to link the port of São Francisco in Santa Catarina to the Northern part of Argentina. Telecomunicações de Santa Catarina S.A. ("TELESC"), the Federal Government owned telecommunications company, has announced plans to invest US$200 million per year during the next five years to modernize and expand the State of Santa Catarina's telecommunications network. In addition to the Jorge Lacerda coal-fired generation plant located in the State of Santa Catarina and the Itá power plant located on the border with Rio Grande do Sul (both of which are currently under construction), the Federal Government, in accordance with the Ten-Year Expansion Plan (as defined herein), has announced that two new hydroelectric power plants will be constructed in the State of Santa Catarina (the Cubatão power plant with expected capacity of 45 MW and the Campos Novos power plant with expected capacity of 880 MW), and that a new power plant will be constructed on the border with Rio Grande do Sul (the Machadinho power plant with expected capacity of 1,040 MW).

The State of Santa Catarina is in close proximity to São Paulo (the largest consumer market in Brazil) and to Argentina, Uruguay and Paraguay (the other countries participating in the Mercosul

Agreement). The Company believes that the Mercosul Agreement will foster industrial development in Brazil's South and Southeast regions. There can be no assurance, however, that increased trade, if any, between the State of Santa Catarina and the other countries participating in the Mercosul Agreement would translate into increased electricity sales for the Company.

The following table sets forth certain estimated comparative information for 1995 for the State of Santa Catarina and Brazil.

	Santa Catarina	Brazil	Santa Catarina as % of Brazil
Population (millions)	4.9	156.0	3.1
GDP (R$ billions)	25.6	631.7	4.1
GDP per capita (R$)	5,388.0	4,049.4	133.1
Exports (US$ billions)	2.7	46.5	5.8
Total electricity consumption (GWh)	9,162.0	249,857.0	3.7
Electricity consumption per capita (kWh)	1,869.8	1,601.6	116.7
Percentage of residents who receive electric power	98.0	90.0	108.9
Land Area (square km)	95,483.0	8,511,965.0	1.1

Sources: State of Santa Catarina Development Secretariat (*Diretoria de Estatística e Geoprocessamento*); Central Bank; IBGE; ELETROBRAS

The Economy. The State of Santa Catarina forms part of the Southern Region of Brazil, which also includes the states of Paraná and Rio Grande do Sul. In 1995, the State of Santa Catarina was the sixth largest state economy in Brazil, with a GDP of R$25.6 billion and approximately 4.1% of Brazil's overall GDP.

In the period from 1990 to 1995, the State of Santa Catarina's economy grew more strongly than the national economy, achieving an average annual growth rate of 2.32% compared with a national average annual growth rate of 1.49%. The State of Santa Catarina's GDP growth for 1995 was 5.1%, higher than the 4.1% GDP growth rate for Brazil.

In 1995, the State of Santa Catarina was responsible for exports of US$2.65 billion, or 5.8% of Brazil's exports, ranking as the sixth largest state in Brazil in terms of exports. The State exports products of more than 1,400 businesses to over 164 different countries and its exports of pork, poultry, and refrigeration compressors represented approximately 90%, 60%, and 90%, respectively of Brazil's exports of these products in 1995. The Mercosul Agreement, entered into in 1991, established a common market between Brazil, Argentina, Uruguay and Paraguay. Since the emergence of Mercosul, the State of Santa Catarina's exports to Mercosul countries has increased approximately 506% from approximately US$52 million in 1990 to approximately US$315 million in 1995. See "Annex B—The State of Santa Catarina."

Transmission and Distribution

General. CELESC transmits and distributes electricity, generated by it or purchased primarily from ELETROSUL, to a geographic area encompassing 91% of the State of Santa Catarina. The Company's concession area covers approximately 87,000 square kilometers and has approximately 4.8 million inhabitants. CELESC's service area is considered a medium-density area and includes all industrial, residential, commercial, and rural customers located within its concession area. Electricity is transferred from power stations to consumers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generation facilities and power stations to a distribution system by means of a transmission grid. Distribution is the transfer of electricity from a transmission system to final customers. The Company has approximately 73,210 kilometers of power lines, composed of transmission and distribution lines.

The following table provides certain information concerning the Company's transmission and distribution system, as of the dates presented.

	June 30,	December 31,		
	1996	1995	1994	1993
Kilometers of transmission and Subtransmission lines				
138kV	1,274	1,274	1,261	1,219
69kV	1,155	1,235	1,117	1,102
23kV to 44kV	142	142	173	178
Kilometers of distribution lines				
Overhead distribution lines (13.8 kV to 23 kV)	70,639	70,222	69,329	67,364
Transformer capacity (MVA)				
Transmission	3,474	3,424	3,277	3,214
Distribution	1,941	1,911	1,804	1,703
Total energy losses (%)(1)	7.7	7.3	7.9	7.5

(1) Energy losses occur primarily in the ordinary course of transmission and distribution of electric energy and, to a lesser extent, as a result of illegal connections and for other reasons.

Transmission. At June 30, 1996, CELESC's transmission system is comprised of 2,571 km of transmission lines, primarily 138kV and 69 kV. In addition, CELESC has 85 transformer substations where electric current is transformed into lower voltages for subsequent distribution. CELESC owns 168 transformers, with total transforming capacity of 3,474 MVA. The transmission system is connected to CELESC's main load centers, and to the various connecting points with ELETROSUL. CELESC's major connecting points with ELETROSUL are as follows: Xanxerê, located in the Western part of the State of Santa Catarina; Jorge Lacerda, Siderópolis and Imbituba located in the Southern part of the State; Joinville and Canoinhas located in the Northern part of the State; Florianópolis, Palhoça, Ilhota and Itajaí located in the coastal region; and Blumenau and Gaspar located in the Itajaí valley. Of CELESC's industrial customers, 30 have 69kV or 138kV high-voltage electrical energy supplied through direct connections to CELESC's transmission system. Such customers represented approximately 16.0% of CELESC's total volume of electrical power sales during 1995, and approximately 10.2% of CELESC's total revenues during that same period.

Distribution. At June 30, 1996, the distribution system is composed of urban and rural distribution networks which include over one million electric poles carrying approximately 70,639 km of distribution lines and 73,909 distribution transformers, with an installed transforming capacity of 1,941 MVA. CELESC's distribution system consists of a widespread network of predominantly overhead lines and substations having successively lower voltage ranges (23 kV and below). Electricity is supplied to larger industrial customers at a higher voltage and is supplied to smaller industrial, residential and commercial customers at lower voltage ranges (23kV and below). The Company's primary load centers (Joinville, Blumenau and Florianópolis) represent 45% of CELESC's entire market.

System Performance. Total average energy losses in CELESC's transmission and distribution system decreased to approximately 7.3% in 1995 compared to approximately 7.9% in 1994 and approximately 7.5% in 1993. An estimated 50% of such energy losses resulted from the operation in the ordinary course of its transmission and distribution system. The balance of the Company's electricity loss was primarily due to theft of services. The Company believes that its electricity loss ratio for 1995 was the third best among the 16 distribution companies in Brazil, which together have an average loss ratio of 11.3% as calculated by Comitê de Distribuição ("CODI"). The Company's loss ratio in 1995 of 1.4% in its transmission system was the lowest among the 16 distribution companies in Brazil which together have an average loss ratio of 3.8% as calculated by CODI. During the six months ended June 30, 1996, the Company's energy losses in transmission and distribution were 7.7%, in line with the 7.5% recorded during the corresponding period in the prior year.

Scheduled interruptions in customer service represented 17% of all interruptions for the year ended December 31, 1995. Unscheduled interruptions due to accidental causes, including lightning strikes, fire, wind and corrosion, represented 83% of all interruptions. The relatively high proportion of unscheduled interruptions is directly related to the length of CELESC's transmission and distribution network and, in particular, to the fact that it is composed largely of nonisolated overhead lines.

Customers, Analysis of Demand and Tariffs

Customers. Customers of CELESC are classified into five principal categories: industrial (comprising manufacturing and processing activities), residential, commercial (including service-oriented businesses, universities and hospitals), rural and others (primarily public and municipal services such as street lighting). In 1995, industrial, residential, commercial, rural and other customers represented 46.8%, 24.9%, 11.3%, 9.7% and 7.3%, respectively, of CELESC's electricity sales by volume of electricity sold. No single customer accounted for more than 2.8% by volume of CELESC's electricity distribution sales in 1995.

The principal industries supplied by the Company during 1995 and the percentage of the total power supplied to such customers was as follows: textiles (18.9%), food products (16.3%), metallurgy (11.6%), ceramics (10.4%) and paper and cardboard (10.8%). In the year ended December 31, 1995, the ten largest industrial customers accounted for approximately 10.6% of the Company's energy sold by volume.

The following table sets forth certain information regarding CELESC's ten largest customers (all of which are in the industrial category) at December 31, 1995.

Customer	Voltage Required (kV)	Demand (MW)	Annual Sales (GWh)	Percentage of Company's Annual Sales	Nature of Customer's Business
1	69	42.0	244.2	2.8	Metallurgy
2	138	20.0	122.2	1.4	Paper & Pulp
3	138	15.4	102.8	1.2	Machinery
4	69	12.0	75.3	0.9	Paper & Cardboard
5	69	16.0	73.7	0.8	Food
6	69	12.0	72.6	0.8	Paper & Pulp
7	69	11.3	65.3	0.7	Textile
8	138	11.9	65.3	0.7	Appliances
9	138	12.2	56.0	0.6	Electric motors
10	69	9.9	56.9	0.6	Textiles
Total		162.7	934.3	10.6	

Analysis of Demand. The following table sets forth certain information regarding CELESC's customers, energy sales and electricity revenues for the periods indicated.

Customer Type	Number of Customers at December 31, 1995	1995 GWh	1995 R$ (million)	1994 GWh	1994 R$ (million)	1993 GWh	1993 R$ (million)
Industrial	32,587	4,127	337.1	3,909	384.1	3,707	318.1
Residential	1,069,422	2,193	229.4	1,921	212.1	1,803	169.1
Commercial	113,362	997	123.4	867	122.3	801	99.0
Rural	157,154	851	53.4	771	57.9	715	49.5
Other	14,693	641	54.9	595	63.7	566	71.3
CELESC's own consumption	440	12	n/a	11	n/a	11	n/a
Other concessionaires	4	142	4.1	132	4.8	126	4.3
Total	1,387,662	8,963	802.3	8,206	844.9	7,729	711.3

For the three-year period ended December 31, 1995, the compound annual growth rate in the volume of electricity sold by the Company to industrial, residential and commercial customers was 6.1%, 8.7% and 11.3%, respectively. During that same period, the compound annual growth rate in the volume of electricity sold by all Brazilian electricity companies to industrial, residential and commercial customers was 2.7%, 7.0% and 7.4%, respectively. In the year ended December 31, 1995, the peak load of CELESC's system occurred in April, when demand reached 1,644 MW.

The following table sets forth certain comparative information for CELESC and Brazil for the periods indicated.

	CELESC 1995	CELESC 1994	CELESC 1993	Brazil(1) 1995	Brazil(1) 1994	Brazil(1) 1993
	(% growth)			(% growth)		
Overall energy consumption	9.3	6.2	6.8	6.0	3.7	4.0
Energy consumption by industrial customers	5.6	5.4	7.3	1.0	2.8	4.2
Energy consumption by residential customers	14.2	6.5	5.6	13.5	4.3	3.4
Energy consumption by commercial customers	15.0	8.3	10.7	11.3	5.4	5.7

(1) Source: *Boletim de Mercado* (Company Report) and ELETROBRAS.

Commercial Arrangements. CELESC has entered into take-or-pay power supply contracts, which are based on a standard form imposed by Decree No. 222 of December 22, 1987, with approximately 600 of its largest customers. The standard contract contains a minimum demand clause which requires the customer to pay for either contracted demand or, if greater, for actual capacity used, and sets forth the supply guaranteed by CELESC. The guaranteed amounts of supply depend on seasonal and hourly variations. For example, guaranteed supply is lower during the dry season and during peak hours of operation on a daily basis. Amounts required in excess of the amounts stipulated in the contracts are subject to availability. Tariffs are set and may be adjusted from time to time during the pendency of the contracts by DNAEE and bills are due and payable within five days of the invoice date. The term of the standard contract is 36 months, with automatic renewals for additional three-year periods unless one of the parties gives 30-days notice of its intent not to renew. The power supply contracts entered into with customers that have a demand greater than 10MW and supplied at a voltage level equal to or greater than 69 kV expire between February 1997 and March 1999. While historically none of CELESC's take-or-pay contracts have failed to be renewed, there can be no assurance that any of these contracts will continue to be renewed. At December 31, 1995, customers with whom CELESC maintained take-or-pay power supply contracts represented 43% of its sales of electricity (measured in MWh) and 34% of

its revenues. The Company considers that such contracts provide it with a relatively stable source of revenue.

In 1989, the Company entered into an agreement with Igaras Papéis e Embalagens S.A., formerly Manville Produtos Florestais Ltda., one of its industrial customers, pursuant to which the Company sold rights to future electricity to such customer for R$4.3 million, which the Company used to fund the expansion of one of its hydroelectric plants. The Company's debt has been amortized by means of monthly credits given to the customer corresponding to electricity delivered every month and, at June 30, 1996, the Company owed approximately R$2.3 million.

Tariffs. CELESC customers are classified according to the voltage level at which the energy is supplied, and whether they are industrial, commercial, residential or rural. According to their classification, each customer falls within a certain tariff classification defined by law, although some flexibility is available according to the nature of each customer's demand. Under Brazil's regulatory framework, residential customers pay the highest tariff rates followed by commercial and rural customers and then industrial customers which pay the lowest rates. These industrial customers are generally stable consumers of large volumes of electricity with low seasonal variation in demand. See "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Tariffs."

Pursuant to DNAEE Decree No. 449, dated November 6, 1995, tariffs are determined on the basis of three factors: (i) voltage levels, (ii) seasonal variation, and (iii) time-of-day. Voltage levels serve to define customer categories: (i) high voltage customers ("Group A"), are those serviced at a voltage level at or greater than 2.3 kV, and (ii) low voltage customers ("Group B"), are those serviced at a voltage level less than 2.3 kV. Different rates are applied to different voltage levels. Seasonal variation refers to the dry season (May through October) and the rainy season (November through April). Tariffs are higher during the dry season, when hydroelectric generation capacity tends to be lower. Time-of-day variations refer to peak hours of demand (between 5:00 pm and 10:00 pm) and to off-peak hours of demand (all other times). Electricity rates are higher during peak hours of demand.

The three criteria referenced above are used for the establishment of two separate tariff systems: (i) the conventional tariff system, and (ii) the hour-seasonal tariff system. The conventional tariff system does not take into account any seasonal or time-of-day variations, and is applied both to Group A and to Group B customers. Group A customers pay for the electricity that they purchase on the basis of both a "capacity charge" and an "energy charge;" whereas Group B customers pay only for energy actually consumed. The capacity charge, expressed in *Reais* per MW, is based on the higher of (i) contracted firm capacity, and (ii) power capacity actually used. The energy charge, expressed in *Reais* per MWh, is based on the amount of electricity actually consumed. The hour-seasonal tariff system, on the other hand, takes into account both seasonal and time-of-day variations, and establishes different rates for different times of day or different seasons in the year. This system applies to Group A customers only. Group A customers which are billed pursuant to the hour-seasonal tariff system pay for both a "capacity charge" and an "energy charge" which vary depending on the voltage at which the energy is delivered to such customers.

The following table details the breakdown of Group A and Group B customers and sets forth the average tariff and certain other information for December 1995, after the application of new tariffs:

Group	Average Tariff (R$/MWh)	Volume (%)	Net Revenue (%)	Number of Customers
Group A				
A2 — 138kV	39.22	5.1	2.7	9
A3 — 69kV	45.02	10.1	6.1	21
A3a — 44kV	102.84	0.0	0.0	7
A4 — 13.8 to 2.3kV	60.75	41.5	33.1	5,526
Subtotal	55.14	56.7	41.9	5,563
Group B				
B1-Residential(1)	109.83	24.7	36.4	1,069,422
B2-Rural	67.80	4.4	4.0	157,154
B3-Others	106.60	10.6	15.2	155,248
B4-Public lighting	52.50	3.6	2.5	275
Subtotal	100.11	43.3	58.1	1,382,099
Total	74.61	100.0	100.0	1,387,662

(1) After application of residential rate discount.

Portaria 449 also fixed the new rates for the energy sold by CELESC to its customers. By such Portaria, CELESC was permitted to increase non-residential rates by 13.49%. As for residential customers, DNAEE reduced existing discounts by 16% for customers using up to 30kWh per month; 15% for customers using 31 to 100kWh per month; and 14% for customers using 101 to 160kWh per month. Moreover, DNAEE reduced the range of the so-called "Low Income Residential Customers," from the previous range of 0kWh/200kWh, to a range of 0kWh/160kWh, limited the availability of discounts to low income households and denied users such as summer homeowners, whose use levels were within the kWh range, from receiving the discount. Therefore, the real effective increase in rates charged to residential customers amounted to 56% and the average real increase in rates charged to all customers amounted to 25%.

Consumption	Discount (%)
Up to 30 kWh per month	65
From 31 to 100 kWh per month	40
From 101 to 160 kWh per month	10

The table above reflects the reduction of discounts approved by the DNAEE on November 6, 1995, which resulted in an effective increase in rates charged to residential customers of 56% as described above. See "Investment Considerations—Factors Relating to the Company—Tariffs and Effects on Operating Results," "Investment Considerations—Factors Relating to Brazil—Inflation; Effects of Economic Stabilization Program and Change of Currency" and "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Future Rate Increases."

Billing Procedures. The procedure for billing and payment for electricity supply is determined by customer category. At December 31, 1995, CELESC had 5,563 customers who received high voltage electricity (*i.e.*, 13, 23, 69 or 138kV). Of these high voltage customers, 583 are municipalities or governmental agencies of the State of Santa Catarina which are billed within 10 days of reading, with payment required within 10 days of the invoice date. The other high voltage customers are billed within two days of reading, with payment required within five days after the invoice date. CELESC's remaining customers are billed within seven days of reading with payment required within 10 days after the invoice date or 15 days in the case of public sector entities. Meter readings take place on a monthly basis. Bills are prepared from meter readings or on the basis of estimated usage. The billing dates with respect to the Company's customers are staggered throughout each calendar month. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In order to reduce the costs associated with the billing procedures, the Company introduced a new billing procedure as of October 1, 1995 for small customers whose monthly consumption did not exceed 50 kWh, whereby meter readings are now taken once every three months and customers receive quarterly invoices. This new procedure is expected to reduce billing costs by approximately R$ 800,000 per year. If this billing procedure proves successful, the Company may apply it to a larger number of customers. The Company has approximately 160,000 customers receiving quarterly invoices.

Purchases of Electricity

CELESC's electricity purchases from ELETROSUL represented approximately 99.6% by volume of its total purchases in 1995. In the year ended December 31, 1995, the Company purchased 9,306 GWh of electricity from ELETROSUL, including 2,981 GWh produced by ITAIPU, and 36 GWh from other concessionaires. CELESC is one of 15 state electricity companies in the South, Southeast and Midwest regions required by Federal Law to purchase from ITAIPU a portion of all the energy purchased by Brazil under a treaty with Paraguay based on their respective market share of the South, Southeast and Midwest regions taken as a whole. For the year ended 1995, CELESC was obligated to purchase approximately 4.37% of energy purchased by Brazil from ITAIPU, which amount has been fixed by legislation. To defray the costs associated with the foreign currency borrowing incurred to pay for the ITAIPU project, the concessionaires in Brazil's South-Southeast-Midwest interconnected power system are required to purchase ITAIPU's energy at rates fixed to cover operating expenses and payments of principal and interest on such borrowing and the costs of transmitting such power to their concession area. As a result, the average rates for the purchase of power produced by ITAIPU, have been above the national average for bulk supply of power. See "Structure and Regulation of the Brazilian Electricity Sector—Structure—ITAIPU."

The following table shows the total electricity (i) generated or purchased by CELESC, and (ii) sold to final customers and other concessionaires during the periods specified.

Suppliers	Year Ended December 31, 1995 (GWh)	1994 (GWh)	1993 (GWh)
Electricity generated by CELESC	362	373	397
Electricity generated by ITAIPU	2,981	2,974	2,593
Electricity purchased from ELETROSUL	6,289	5,527	5,337
Electricity purchased from other concessionaires	36	34	32
Electricity delivered to final consumers	8,821	8,074	7,603
Electricity delivered to other concessionaires	142	132	126

Pursuant to Law 8,631 of March 4, 1993, in May 1993, CELESC entered into a 20-year take-or-pay contract with ELETROSUL (the "Supply Contract") for the purchase of electricity. The Supply Contract, the terms of which are mandated by Federal Law, sets forth CELESC's obligations to (i) purchase certain amounts of electricity generated by ELETROSUL, (ii) purchase certain amounts of electricity generated by ITAIPU and supplied through ELETROSUL, and (iii) agree to an annual

addendum to the Supply Contract establishing the minimum amounts of electricity CELESC must purchase from ELETROSUL, including separately electricity generated by ITAIPU, during the year to which the applicable addendum pertains. The annual addenda negotiated as to technical issues between CELESC and ELETROSUL are required to be finalized by December 15 of each year and become effective on January 1 of the following year.

Each annual addendum to the Supply Contract sets forth (i) the monthly amounts of electricity generated by ELETROSUL which CELESC must purchase during the course of the calendar year to which the applicable addendum pertains (based upon CELESC's projected demand, as determined by *Grupo Coordenador do Planejamento do Sistema Elétrico* ("GCPS" or the "Electric System Planning Coordination Group")), and (ii) the annual amount of electricity generated by ITAIPU which CELESC must purchase (based upon CELESC's market share in the South, Southeast and Midwest regions). In addition, each annual addendum sets forth ten-year projections of the amounts of electricity to be purchased by CELESC during such ten-year period. These amounts are based on technical studies and projections by GCPS and the *Grupo Coordenador para Operação Interligada* ("GCOI" or the "Interconnected Operation Coordination Group"). The Company participates in these studies and in the establishment of these projections. See "Structure and Regulation of the Brazilian Electricity Sector—Regulation."

ELETROSUL uses projections provided by GCPS and GCOI as the basis for determining the amount of energy to be purchased by CELESC and incorporates CELESC's own projection of its electricity requirements. CELESC's generation capacity has no bearing on its commitment to purchase energy generated by ITAIPU; with regards to non-ITAIPU energy sold by ELETROSUL, CELESC's commitment may be reduced by the amount of CELESC's increased generation capacity. Therefore, if, in any given year, the Company were to increase its generation capacity in accordance with approvals received from DNAEE, estimated purchase amounts from ELETROSUL would be revised accordingly in the applicable annual addendum. In the event that CELESC were to require energy purchases in an amount greater than those established in the addendum, however, ELETROSUL's obligation to supply such energy would be contingent on availability.

In 1994 and 1995, the addenda were not signed and, instead, the amount of energy purchased has been based on GCOI's operating plans. CELESC and ELETROSUL also adopted the energy amounts set forth in GCOI's three-year operation plan for the 1996 through 1998 calendar years and the GCPS market projections for the 1999 through 2005 calendar years. The schedule set forth below provides a breakdown of CELESC's minimum purchases of electricity from ELETROSUL through the year 2005.

Year Ended December 31,	Minimum Purchases (MWh)
1996	6,447,456
1997	6,884,220
1998	7,305,840
1999	8,129,280
2000	8,143,768
2001	8,190,600
2002	8,724,960
2003	9,311,880
2004	9,943,488
2005	10,674,102

The rates for electricity generated by ITAIPU are established by DNAEE in accordance with a treaty between Brazil and Paraguay and are denominated in US dollars; whereas, the rates for electricity generated by ELETROSUL are established pursuant to regulations implemented by DNAEE and are denominated in *Reais*. CELESC's purchases of electricity generated by ITAIPU are paid for on the basis of a capacity charge (including a charge for transmission). CELESC's purchases of electricity generated by ELETROSUL and other concessionaires are paid for on the basis of both a capacity charge and an energy charge. See "Structure and Regulation of the Brazilian Electricity Sector—Regulation— Tariffs." ELETROSUL bills CELESC on the last day of each month for

electricity generated by both ELETROSUL and ITAIPU. Payments for electricity generated by ELETROSUL and for the transmission costs of energy generated by ITAIPU are due in three equal installments payable within 15, 25 and 35 days of the invoice date. Payments for electricity generated by ITAIPU are due in three equal installments payable within 40, 50, and 60 days of the invoice date. Payments for energy generated by ITAIPU are indexed to US dollars and converted on the date payment is made into *Reais* at the exchange rate published by the Central Bank for the previous day. All payments are made directly to ELETROSUL. In the event that CELESC defaults on its payment obligations, ELETROSUL has the right to debit CELESC's bank accounts for amounts due under the Supply Contract.

Portaria 449, published by DNAEE, increased the tariffs charged by the electricity suppliers; in CELESC's case, ELETROSUL's tariffs were increased at a rate of 29.87%.

ELETROBRAS, through GCPS, is responsible for putting together, updating and implementing a Ten-Year Expansion Plan (as defined under "Structure and Regulation of the Brazilian Electric Sector—Structure—Ten-Year Expansion Plan") to help meet the projected demand for electricity. There can be no assurance, however, that ELETROBRAS will be successful in meeting such projected demand. See "Investment Considerations—Factors Relating to the Company—Shortages of Electricity".

Generation

General. CELESC presently owns and operates 12 power plants, all of which are hydroelectric. The total installed capacity of the hydroelectric plants is approximately 73 MW. CELESC generated 362 GWh in 1995. The estimated useful life of CELESC's hydroelectric power plants is approximately 50 years.

The following table sets forth certain information concerning CELESC's 12 power plants.

Hydroelectric Plants	Installed Capacity (MW)	1995 Output (GWh)	Repowering Potential (MW)	Year Operations Commenced
Palmeiras	17.60	73.7	7.0	1964
Bracinho	16.50	64.2	—	1931
Garcia	9.60	48.5	—	1963
Cedros	7.60	39.0	7.2	1949
Salto Weissbach	6.30	27.8	8.1	1914
Celso Ramos	5.76	28.6	—	1963
Pery	1.40	34.7	—	1965
Caveiras	3.80	22.2	—	1920
Ivo Silveira	2.40	20.4	—	1967
Pirai	1.37	0.6	—	1908
Rio Do Peixe	0.72	2.1	—	1956
São Lourenço	0.50	0.4	—	1914
Total	73.55	362.2	22.3	

The Company's corporate objective is to achieve approximately 25% self-generation capacity by the year 2002, which would represent 516 MW of installed capacity. See "Business Strategy—Expansion of Generation Capacity."

Concessions

A concessionary company has certain rights and obligations as a result of receiving a concession. Concessionaires for generation have the duty to produce and supply electric energy to distributor concessionaires. Concessionaires for transmission and distribution have the duty to provide transmission and distribution services within their concession area at applicable rates to whomever requests these

services. The Company believes that it is in material compliance with its obligations under its concessions.

In addition, concessionaires, among other things, (1) must, at the end of the concession period, in the event of non-renewal of their concessions, allow all property and facilities used in connection with the concessions to revert to the Federal Government against payment of compensation to the concessionaire; (2) may not transfer, assign, pledge or sell properties and facilities used by the concessionaire to perform its duties under its concessions without the prior consent of DNAEE; (3) must operate their facilities in accordance with technical rules established by DNAEE; (4) may not cease providing electricity services which are the subject of their concessions; and (5) may only charge tariffs which have been approved by DNAEE. See "Structure and Regulation of the Brazilian Electricity Sector."

The Company distributes electricity to 257 of the 288 municipalities in the State of Santa Catarina, covering an area of approximately 87,000 square kilometers, or 91% of the geographic area of the State of Santa Catarina. The Company has distribution concessions for 253 of the 257 municipalities in which it currently distributes electricity. The Company also has a distribution concession for a municipality in the State of Parana on the border with the State of Santa Caterina.

Each of the Company's existing distribution concessions were granted by decree. Pursuant to these decrees, CELESC was granted the right to supply electricity to each of the relevant applicable municipalities for a 30-year period. The Company also currently owns 12 generation facilities, which operate pursuant to concessions. The process for renewal of the Company's concessions is set forth in Law 9,074, which requires that all renewed concessions be subject to concession contracts. On November 24, 1995, the Federal Government issued Decree no. 1,717, which established criteria for the extension of existing concessions for power generation, transmission and distribution. According to this decree, existing concessions may be extended for an additional period of twenty years, as from July 8, 1995, or for a period equal to the remaining term of the longest concession to be renewed, subject to a formal request to be presented by the concessionaire to DNAEE. The Company submitted its request on July 4, 1996, which included the four municipalities for which it distributes electricity but for which it does not currently have concessions. The Power Sector Law (as defined in this Offering Memorandum) also requires that companies, including CELESC, "regroup" their activities and installations according to technical and economic principles set forth therein. Accordingly, CELESC proposed to DNAEE the regrouping of its activities into one consolidated concession area. According to Law 9,074, generation facilities with capacity equal to or less than 1,000 kW will no longer be subject to concession agreements and/or bidding procedures. See "Structure and Regulation of the Brazilian Electricity Sector—Regulation—Concessions." The Company believes that, given the cost and complexity involved in transferring electricity concessions, it should be able to obtain renewals for all of its concessions. No assurance can be given, however, that these concessions will be renewed on the same or equally favorable terms. In addition, the Company believes that it is too early to determine the effect, if any, on its results of operations as a consequence of changes in the terms of its concessions.

Competition

Currently, CELESC is the only company holding concessions to distribute electricity within its distribution concession area and accordingly has no competitors. However, as a consequence of recent legislation, it may be possible that other suppliers of electricity will offer to sell electricity to large industrial customers of CELESC at prices lower than those currently charged by CELESC. Furthermore, the recently enacted Concessions Laws require distribution and transmission companies to permit the use of their lines and ancillary facilities for the transmission of electricity by and to third parties upon payment of a toll (the methodology for the determination of which has not yet been defined by government regulation) and also enable certain large electricity customers to contract with other concessionaires for the supply of electricity. As a result, existing large consumers of electricity (those with demand equal to or greater than 10MW and supplied at a voltage equal to or greater than 69kV) and new large consumers (demand equal to or greater than 3 MW at a voltage equal to or greater than

69kV) now have several distribution alternatives, including: (i) installing their own lines directly from a generation company, (ii) paying a toll to a distribution and transmission company while arranging a supply contract with a generation company, (iii) negotiating a contract with a distribution company, and (iv) self-generation.

While the loss of large customers would reduce revenues from electricity sales, the Company anticipates that it would be able to reduce its costs of operations by reducing its purchases of electricity from ELETROSUL in accordance with the annual addenda to the Supply Contract negotiated between it and ELETROSUL. In addition, large customers are typically low-margin customers, and in some cases the loss of these revenues could be partially replaced by payments for the use of the Company's distribution network. CELESC has 9 customers with demand greater than 10MW and supplied at a voltage level equal to or greater than 69 kV and as a result constitute large industrial customers for purposes of the Concessions Laws. Such customers represented approximately 9.9% of CELESC's total volume of electrical power sales during 1995, and approximately 5.9% of CELESC's total revenues during that same period. The Company is not aware of any large customers planning either to contract directly with generators or to self-generate electricity. The Company believes that it is too early to determine the possible effect on its results of operations as a consequence of this increased potential for competition, but such competition, including the loss of several of the Company's large customers, could potentially have a material adverse effect on the Company. See "Structure and Regulation of the Brazilian Electricity Sector."

Employees

CELESC's workforce at June 30, 1996 consisted of 5,473 full-time employees (not including 191 trainees). The average tenure of CELESC's full-time employees is approximately 14 years. The following table provides a breakdown of the Company's employees.

	At June, 1996
Professionals (including engineers, accountants, economists, and attorneys)	767
Electricians	1,307
Mid-level technicians	2,554
Clerical and others	845
Total	5,473

CELESC also employs independent contractors for the performance of certain activities such as maintenance, civil construction and business consulting. In an effort to increase the quality of its service and reduce costs, the Company is currently evaluating the benefits of incorporating some of the services performed by independent contractors into its own workforce.

Labor relations at CELESC for unionized and non-unionized employees are governed by one-year collective bargaining agreements which establish the level of compensation of each employee and other benefits. For the past eight years, the collective bargaining agreements entered into with the Company's employees granted employees "job stability" providing that employees could only be dismissed for serious misconduct. As a result, and in order to increase the efficiency of the workforce, the Company had offered employees from time to time incentive programs for voluntary dismissal and early retirement which were successful in reducing total employment between December 31, 1990 and December 31, 1995 by 752 employees, or 11.8%. On April 2, 1996, the Company launched a new incentive program for voluntary dismissal and early retirement with the intention of achieving a reduction in its workforce of approximately 10% of the current workforce. At June 30, 1996, 537 employees had joined the program, of whom 151 had left the Company by June 30, 1996. Management expects the program to cost approximately R$16 million over the period April 1996 to March 1997. When the most recent collective bargaining agreement was up for renewal in September 1995, the Company asserted its position that "job stability" should not be granted to employees. As a result, CELESC's employees (other than those responsible for operations and maintenance who are

prohibited from striking under Brazilian law) went on strike on October 3, 1995. In accordance with Brazilian labor laws, on October 2, 1995 the matter was submitted to the *Tribunal Regional do Trabalho* ("Regional Labor Tribunal" or "TRT") for resolution. Prior to TRT reaching a decision, the Company and the labor unions entered into a new collective bargaining agreement on October 17, 1995, which went into effect on October 18, 1995 and expires on September 30, 1996. The Company is currently negotiating a new collective bargaining agreement to take effect from October 1, 1996.

Pursuant to the existing collective bargaining agreement, employees of CELESC are no longer entitled to "job stability." Employees, however, may only be dismissed by the Company (i) for just cause, (ii) due to an employee's lack of the requisite technical skills to perform his or her duties, (iii) due to the economic or financial condition of the Company, or (iv) due to serious disciplinary problems. Each basis for dismissal by the Company is defined under applicable Brazilian labor laws and regulations. The Company's basis for dismissal of an employee must be documented and, except in the case of dismissals based on just cause, must be proven through an administrative procedure. During this administrative procedure, which must include the participation of the labor unions, an employee subject to dismissal is entitled to present a defense to the Company's basis for his or her dismissal. A final decision as to the dismissal of an employee is made by the Company's *Diretoria Colegiada* (the "Executive Committee"). In addition, the new collective bargaining agreement provides that CELESC may not systematically dismiss employees or conduct mass layoffs.

The existing collective bargaining agreement also created a human resources committee comprised of six representatives appointed by the Company and six representatives appointed by the unions, which is coordinated by the President of CELESC (or his representative). This committee evaluates and votes on the merits of issues relating to personnel management and allocation, salary adjustments, and labor suits brought against CELESC by its employees.

In addition, in April 1996, the Company established a salary table to be applied evenly within the different positions of its employees. Upon full implementation of this mechanism by May 1997, salaries will have increased by an average of 14%. However, the Company expects that this increased cost will be offset by a reduction in labor lawsuits regarding compensation in the future.

On September 20, 1996, the majority of the Company's employees commenced a strike in connection with the negotiation of the new collective bargaining agreement. The employees are demanding the reinstatement of "job stability" and a higher pay raise than the 4% offered by the Company. CELESC has experienced five previous strikes since 1990, the most severe of which occurred in September 1994 and lasted 10 days. In each of the years since 1990, the Company's attempt to remove employees' "job stability" had been one of the determining factors in the employees' decision to strike. None of the previous strikes against the Company have seriously impacted the Company's operations, nor has service been materially interrupted during any of the strikes. However, no assurance can be given that the current strike will not seriously impact the Company's operations, nor that service will not be materially interrupted.

CELESC provides a wide range of benefits to its employees, including, among other things, free dental care, a comprehensive health plan, with partial employee contributions, an annual incentive payment equivalent to one-month salary upon completion of 25 years of service, one month paid sabbatical after each five years of employment, annual bonus equivalent to 75% of one month's salary, and subsidized lunch meals in its cafeteria. CELESC also contributes approximately 70% and employees contribute approximately 30% of the total contribution to the Company's employee pension fund, CELOS. In 1995, the Company's contributions to the employee pension fund amounted to 9.6% of base salaries. At June 30, 1996, the Company owed CELOS approximately R$5.2 million for certain payments which it failed to make in 1991. CELOS's primary purpose is to supplement retirement and health benefits provided by the Federal Government.

Environment and Resettlement

The Company's distribution, transmission and generation activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. Management believes that CELESC is in material compliance with all relevant environmental legislation.

In the context of potential expansion of the Company's distribution, transmission and generation activities, the procedure for constructing a hydroelectric generation plant, as well as the installation of new distribution and transmission lines or substations, requires compliance with a number of environmental safeguards in accordance with the Brazilian constitution and related federal legislation. First, environmental impact studies are prepared by outside experts who make recommendations as to how to minimize the impact of such construction on the environment, except in the case of the installation of transmission lines that will operate at a voltage level under 230kV, and certain other projects, which only require authorization from the *Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis—IBAMA* (the "Brazilian Institute of Environment and Renewable Natural Resources" or "IBAMA"). The environmental impact study or IBAMA authorization, as the case may be, must then be submitted to Federal and State Government authorities for analysis and approval. Once approved, the project goes through a three-stage licensing process, which includes a license to (i) begin work, (ii) complete the project and (iii) operate the hydroelectric plant, transmission lines or substations. In addition, the Company is mandated by law to devote 0.5% of the total cost of any investment in new hydroelectric plants to environmental preservation, through the creation of environmental preservation areas. These costs may not be passed on to the Company's customers. The Company also has a policy of implementing programs to encourage conservation of electricity in order to minimize the environmental impact of its ongoing operations.

Although the Federal Government grants concessions to construct hydroelectric plants, it does not grant title to the land underlying the projects. Areas required for the implementation of hydroelectric projects are expropriated by the Federal Government pursuant to specific legislation. Pursuant to Federal law, however, the entities awarded concessions to construct such plants are required to negotiate with the communities regarding their relocation to other areas and with individual owners occupying the land to be affected regarding the compensation to be paid to such individual owners.

CELESC is the defendant in a number of lawsuits regarding the installation of transmission and distribution facilities in protected environmental areas. The Company believes that its potential liability under these lawsuits is not material.

Although CELESC's environmental compliance costs have not been substantial to date, CELESC expects these costs to increase as CELESC increases its generation capacity. It is possible that as a result of future regulatory and other developments, the amount and timing of future expenditures required to remain in compliance therewith could increase substantially from their current levels. Tariffs will not automatically reflect such increases and, as a result, such increases could adversely impact the Company.

Properties

The principal properties of the Company consist of power plants, transmission lines, substations, and distribution networks, all of which are located in the State of Santa Catarina. The net book value of the Company's total plant, property and equipment at June 30, 1996 was R$1,217 million. At June 30, 1996, the Company owned 12 power plants, 2,571 km of transmission lines, 85 transformer substations, 70,639 km of distribution lines, and 73,909 transformers. Apart from the distribution and transmission network, no single Company property produces more than 10% of total revenues. Easements granted to the Company for an undetermined period of time underlie the Company's transmission and distribution lines. No assurance can be given as to the benefit of any such easements to the Company or as to the duration thereof. The Company owns 61 administrative properties and 7 warehouses. The Company's headquarters building is owned by CELOS which rents the building to CELESC pursuant to a ten-year

lease that is automatically renewed for the same term. The current lease expires in July 1999. There are encumbrances on certain of the Company's properties which guarantee labor and tax lawsuits; however, such encumbrances are not material to the Company's ability to conduct its current business. Pursuant to Brazilian law, certain other properties and facilities used by the Company to perform its duties under its concessions cannot be transferred, assigned, pledged, sold or encumbered by a creditor of the Company.

Insurance

CELESC is required by law to maintain insurance for losses resulting from fire at its various substations, and for losses to equipment during transportation. The Company currently maintains insurance with Companhia Paulista de Seguros (a major insurance carrier based in São Paulo), Marítima Seguros and Sul América Seguros. CELESC does not have insurance coverage for business interruption risk because it does not believe that the high premiums are justified by the low risk of major interruption, considering the energy available in the interconnected power systems in Brazil. Management believes that the Company maintains insurance that is customary in Brazil for the type of business in which it is engaged and which complies with its obligations under its concession rights.

Legal Proceedings

In December 1994, DNAEE approved an increase in the rate charged by ELETROSUL for electricity supplied to the Company of approximately 440% in excess of the rates provided in the Supply Contract. On February 2, 1995, the Company filed a suit against ELETROSUL alleging that the rate increase violated the Brazilian constitution, federal laws and regulations and general contract law because, among other things, the rate increase was not accompanied by a corresponding increase in the rate that CELESC could charge its customers. The lawsuit is still pending. At June 30, 1996, the amount owed by the Company to ELETROSUL for withholding payment on such increase is approximately R$10.2 million.

The Company is a defendant in lawsuits challenging two rate increases granted by DNAEE in 1986 during a period when the Federal Government had imposed a general price freeze pursuant to its *Cruzado Plan*. Despite the price freeze, on February 28 and March 4, 1986, DNAEE published Decree 38 and Decree 45, respectively, whereby it authorized rate increases of approximately 20% to certain of CELESC's customers. Many of the Company's customers affected by these rate increases filed lawsuits against CELESC, alleging the illegality of the DNAEE Decrees and of CELESC's rate increases, and demanding a refund of the increased amounts charged by the Company. To date, the Court of Appeals of Santa Catarina has decided the majority of the lawsuits in favor of the customers, but for amounts significantly lower than those claimed by the customers. The lawsuits involve claims in an aggregate amount of R$18.3 million. The Company has created a provision of R$19.4 million at December 31, 1995. See Notes 16 and 18 to the Year-End Financial Statements.

The Company is involved in several lawsuits concerning the *Taxa de Iluminação Pública* (the "Street Lighting Tax" or "TIP") charged by the municipalities of the State of Santa Catarina. The TIP is included in the electricity bills issued by the Company to its customers, which acts as a collection agent for the municipalities. Customers allege that the TIP is illegal and claim reimbursement of amounts already paid. Courts of first instance have ruled in approximately one-half of the lawsuits that the Company should not be party to such lawsuits. These rulings have been appealed. These lawsuits involve claims in an aggregate amount of approximately R$28 million. The Company has not created any provisions because it believes that even if it was to lose any lawsuit, the Company could eventually net such amounts against a special TIP account which it manages on behalf of the municipalities.

The Company is also a party to a lawsuit with the Brazilian Federal Government regarding payments due under *Finsocial*, a social contribution program. In particular, the Brazilian Federal Government claims that the Company has failed to include the *Imposto Sobre a Circulação de*

Mercadorias e Serviços ("ICMS") tax in the tax base of the program. The Company believes its potential liability to be approximately R$12.0 million.

The Company is also party to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business involving labor disputes, civil liabilities and other matters. These matters include lawsuits regarding equal payment for equal work, job stability, vacation bonuses, additional payments for work in hazardous areas, and a claim by the *Sindicato dos Trabalhadores das Indústrias de Energia Elétrica de Concórdia—STIEEC*, the union of electric industry workers of Concórdia, for a 26.05% monetary correction of salaries in relation to inflation for the September-November 1988 period. The total aggregate amount of all such labor claims is approximately R$30.0 million. A provision of R$25.6 million was created by the Company for such labor contingencies. See Notes 16 and 18 to Year-End Financial Statements.

In addition, the Company is also a defendant in a number of ordinary civil liability lawsuits in respect of electricity accidents which have resulted either in injuries or death. The plaintiffs generally claim indemnification for the damages caused. The Company estimates that its total actual liability in civil liability lawsuits in respect of electricity accidents which have resulted in death would be approximately R$8.0 million.

Certain shareholders have brought a legal action against the Company for alleged losses of approximately R$4.0 million resulting from a capital restructuring of the Company. The Company believes that it has meritorious legal defenses and therefore has not recorded a loss contingency.

The Company is also the defendant in a number of lawsuits regarding the installation of transmission and distribution facilities in protected environmental areas. The Company believes that its potential liability under these lawsuits is not material.

BUSINESS STRATEGY

General. The Company's principal business strategies are to: (i) continue to expand distribution and transmission capacity in order to meet anticipated future demand growth in the State of Santa Catarina and in coordination with the Ten Year Expansion Plan for the interconnected power system serving the South, Southeast and Midwest regions; (ii) improve operating efficiencies through investment in automation and total cost reduction, including lower employment expense through the reduction of the number of employees; and (iii) increase generation capacity by expanding and modernizing its existing generation facilities and by participating in new power generation projects with consortia consisting of public and private sector entities.

The Company believes that revenues and profits from its electricity operations will continue to benefit in 1996 and in future years from increased demand for electricity in the State of Santa Catarina, the implementation of programs to further reduce operating costs, and the development of new infrastructure within its concession area. Electricity consumption in the State of Santa Catarina grew by 6.2% in 1994 and by 9.3% in 1995. Historically, electricity demand in the State of Santa Catarina has grown at a faster rate than in Brazil as a whole, recording compound annual growth rates of 6.2% and 4.0% respectively during the period 1990-1995, although there can be no assurance that this will continue to be the case. In the latest Ten Year Expansion Plan, GCPS has projected the average annual growth of demand for electric power in Brazil's South, Southeast and Midwest regions at approximately 4.2% during the 1996-2005 period. If such projections are realized, the energy requirements of the South, Southeast and Midwest regions will grow from approximately 198,486 GWh in 1995 to approximately 288,223 GWh in 2005, which would require approximately an additional 18,000 MW of installed capacity during that period. There can be no assurance that such projected growth rates will be realized or that corresponding additional capacity will be constructed. See "Structure and Regulation of the Brazilian Electricity Sector."

Expansion of Distribution and Transmission Systems. In order to meet such projected future demand growth in its concession area and to improve the quality of services provided, the Company plans to construct several new transmission lines to increase capacity and improve the reliability and efficiency of its distribution system. CELESC's capital expenditure plan calls for investments of R$380 million for its electricity transmission and distribution businesses over the five-year period from 1996 through 2000. In particular, the Company plans to expand its substation transformers capacity by 695 MVA, or 20% of current capacity, and its transmission lines by 262 km, or 10% of current network extension at a total cost of R$120 million. The Company also plans to expend R$260 million to improve and expand its distribution network through the automation of its 15 regional distribution operating centers, the installation of additional distribution transformers and distribution lines, and the replacement of overhead lines in downtown Florianópolis with underground lines. In addition, approximately 16% of the State of Santa Catarina's rural areas do not have electricity. CELESC has developed a plan to complete the distribution of electricity to certain rural areas in the State of Santa Catarina by the year 2000 as part of its planned R$260 million expenditure. The plan involves the construction of 12,000 km of distribution lines and total investments of approximately R$127 million, of which, based on discussions with the State Government, the Company expects that R$110 million will be borne by the State Government and the 35,000 rural consumers that will benefit from the service.

The Company has also entered into an agreement with Asea Brown Boveri Ltda. ("ABB") whereby ABB will assist the Company in implementing a program to automate and improve the operation and maintenance of its extensive transmission and distribution system. The program, referred to as the *Sistema Digital de Supervisão e Controle* ("Digital Supervisory and Control System"), is composed of (i) a technologically advanced system designed to allow the Company to track service interruptions anywhere in its transmission network, and (ii) an advanced computer system designed to allow the Company to maintain a complete database of all previous service interruptions and keep track of variations in, among other things, power, current and voltage occurring in each of the Company's

substation transformers and transmission lines. The Digital Supervisory and Control System is designed to enable CELESC to dispense with the physical presence of operators at approximately 50 of CELESC's transmission substations, and is currently expected to be fully operational in 1998 at a total cost of approximately R$21 million of which R$16 million remains to be expended. The Company's transmission and distribution expansion plans are dependent upon a variety of factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Capital expenditures for the electricity distribution and transmission businesses are expected to be financed by cash flow from operating activities and external financing (including a portion of the net proceeds from the Combined Offering). The implementation of such a capital expenditure plan is dependent upon a variety of circumstances, including the ability of the Company to maintain an adequate tariff level, the Company's having access to domestic and international capital markets and a variety of operating and other contingencies. See "Investment Considerations—Factors Relating to the Company—Capital Expenditures; Uncertainty Associated with New Generation Projects."

Operating Efficiency. During the period from December 31, 1990 through December 31, 1995, the Company initiated early retirement and voluntary dismissal programs which have contributed to a reduction of total employment of 752 employees, or 11.8% of the Company's workforce. These initiatives combined with the significant growth in the consumer market in the State of Santa Catarina have contributed to the Company's ability to increase sales per employee from 1,027 MWh in 1990 to 1,599 MWh in 1995. On April 2, 1996, the Company launched a new incentive program for voluntary dismissal and early retirement with the intention of achieving a reduction in its workforce of approximately 560 employees or 10% of current workforce. At June 30, 1996, 537 employees had joined the program of whom 151 had left the Company at that date. The Company expects that this incentive program will cost approximately R$16 million over the period April 1996 to March 1997. The Company also initiated, with the assistance of outside consultants, a total quality control program in 1994 to modernize its managerial methods and motivate its employees, both of which are essential to improve employee productivity. The Company also implemented a new billing system for small customers whereby those customers will be billed on a quarterly basis. The Company expects that this new system will reduce billing costs by approximately R$800,000 per year. If this billing procedure proves successful, the Company may apply it to a larger number of customers. In addition, since 1990, the Company has invested approximately R$11.8 million in automated monitoring and control equipment in connection with its program of increasing efficiency and further modernizing and automating its distribution and transmission systems.

Expansion of Generation Capacity. CELESC's business strategy is to expand its generation capacity in order to help meet increased demand for electricity in the State of Santa Catarina, in view of the projected increased demand in the interconnected power system serving the South, Southeast and Midwest regions and the uncertainty over the Federal Government's ability to invest in sufficient new capacity to meet such demand. See "Investment Considerations—Factors Relating to the Company—Shortages of Electricity." In addition, in light of expected rising energy costs, the Company believes that by having a source of energy supply at predetermined prices it will be better positioned to minimize increases in energy related costs. By reducing, or moderating increases in, the costs associated with delivering electrical energy to its customers, and by increasing its flexibility of sources of supply, the Company believes that it will also be better positioned to offer more attractive supply arrangements to existing and new customers, who in light of recent legislation may soon be free to choose their source of electricity supply. Finally, increased generation capacity serves as an additional potential source of long-term revenue and profit growth.

The Company's corporate objective is to achieve approximately 25% self-generation capacity by the year 2002, which would represent 516 MW of installed capacity. In that regard, the Company plans to invest approximately R$330 million over the next five-year period involving the expansion and

modernization of existing generation facilities and the participation in the development of new power generation projects. This includes the Company's plans to increase its generation capacity through the expansion of the Company's existing Palmeiras, Salto Weissbach and Cedros power plants by 7.0 MW, 8.1 MW and 7.2 MW, respectively, at a total cost of approximately R$28 million. The expansion of these power plants is expected to be completed in 1998. The balance of the increase in generation capacity is expected by the Company to be obtained through its participation in the development of new power generation projects. For information regarding the Company's participation in new generating projects. See "Business Strategy—Expansion of Generation Capacity."

CELESC is a 14.6% participant in a consortium of companies including, among others, Alcoa Alumínio S.A., Companhia Brasileira de Alumínio and Companhia Paranaense de Eletricidade that presented in June 1996 the only bid for the implementation and exploitation of the Machadinho hydroelectric power plant project, which concession was granted to ELETROSUL in 1982. This consortium has been awarded such bid. However, no contract has been entered into as of yet. Upon completion of construction, the plant will be operated by ELETROSUL. The consortium agreement provides that CELESC will purchase a portion of the output proportionate to its equity share in the project, which is approximately 12%. The Machadinho power plant is planned to be built on the Uruguay river on the border between the states of Santa Catarina and Rio Grande do Sul. Its projected generation capacity is 1,040 MW and CELESC currently estimates that the output of Machadinho will have a cost of approximately US$25-28 per MWh.

CELESC is also a 34% participant in a consortium with Inepar S.A. Indústria e Construções, Desenvix Empreendimentos S.A. and Companhia Paulista de Energia Elétrica which was recently awarded the concession to build and operate the Cubatão hydroelectric plant. The Cubatão facility is expected to have a capacity of 45MW and to be completed at a projected total cost of approximately R$60 million by 1999.

In addition, CELESC is evaluating investment opportunities in other energy generation facilities: Campos Novos (with expected capacity of 880 MW) and Salto Pilão (with expected capacity of 145 MW) hydroelectric power plant projects. The Company expects that the concessions for the Campos Novos and Salto Pilão power plants will be granted to public service producers, independent power producers, self-producers, or a combination thereof. According to their respective project plans, the Campos Novos and Salto Pilão power plants are expected to be completed at projected costs of approximately R$600 million and R$150 million by 2002, respectively. CELESC received authorization from DNAEE to perform a feasibility study and prepare a basic engineering design plan for the Salto Pilão power plant, which the Company has already submitted to DNAEE. The feasibility study has been approved already by DNAEE. The submission of proposals consisting of technical and economic offers for the concession for the Campos Novos power plant is currently scheduled to occur in the second half of 1996. CELESC and its partners will be permitted to participate in the bidding process for this concession by submitting a written proposal to DNAEE setting forth their project development plan, including technical and financial details as required by the request for bids. There is currently no date scheduled to bid for the concession for the Salto Pilão power plant project. See "Structure and Regulation of the Brazilian Electricity Section—Regulation—Bidding Procedures."

There can be no assurance that the Company will, either independently or through participation in consortia, bid for concessions in connection with the Campos Novos or Salto Pilão power plant projects or any other project or that any such bid will be successful. Due to the length of time involved in the construction of power generation facilities, no assurance can be given that they will be completed, or, if they are, that the estimated costs for their completion will not increase as a result of unanticipated factors.

Because Santa Catarina has significant coal mining operations, the Company is also evaluating whether to build a coal powered thermal power plant. The Company has hired an independent

consulting firm to conduct feasibility studies of the technical and economic aspects of such an undertaking.

The various investment opportunities in power generation in which the Company may engage will become available at different times, and decisions regarding earlier potential investments may affect the availability of funds for later investments. While the cost of the energy from these projects may be lower than alternative sources of supply (such as ELETROSUL), there can be no assurance either that the regulatory authorities will allow CELESC to retain the benefit of such cheaper sources of supply, or that the regulatory authorities will recognize the costs fully in CELESC's tariffs should they prove to be higher than alternative sources of supply.

STRUCTURE AND REGULATION OF THE BRAZILIAN ELECTRICITY SECTOR

Structure

General. Approximately 96% of Brazil's electric power is hydrogenerated. The industry as a whole, whether generation, transmission or distribution, is dominated by the public sector through ELETROBRÁS and the 27 state government-owned companies. Private sector companies currently have a minor participation in the industry.

ELETROBRÁS, a holding company for the Federal Government, controls four regional generation and transmission companies (*Furnas Centrais Elétricas S.A.—FURNAS* ("FURNAS"), ELETROSUL, *Companhia Hidro Elétrica do São Francisco—CHESF* ("CHESF") and *Centrais Elétricas do Norte do Brasil S.A.—ELETRONORTE* ("ELETRONORTE")). In addition, ELETROBRÁS has a 50% interest in ITAIPU (a hydroelectric plant jointly owned by Brazil and Paraguay 95% of which output is used by Brazil), a 29% interest in *LIGHT Serviços de Eletricidade S.A.—LIGHT* ("LIGHT"), the principal electricity distribution company for the State of Rio de Janeiro, and minority stakes in various state government-owned companies. Taking into consideration the fact that Brazil currently takes 95% of ITAIPU's output, ELETROBRÁS supplies approximately 50.9% of all electricity consumed in Brazil.

The 26 state government-owned companies are predominantly distribution companies with concession areas in their respective state of incorporation. There are, however, three notable exceptions, CESP, CEMIG and COPEL, all of which are state government-owned companies with significant generating capacity. In the aggregate, the state government-owned companies generate approximately 36% and distribute approximately 90% of Brazil's electricity consumption.

Systems. In order to promote the integrated development of the electricity sector, in 1973 the Federal Government divided the country into five regions: the Southeast, the South (including the State of Santa Catarina), the Midwest, the North and the Northeast. These regions are served by four federally owned regional generating companies controlled by ELETROBRÁS, each of which promotes the development of electric power generation and transmission in its region and generates and transmits electric power, mainly to power distribution utilities. The four federal generating companies are as follows: ELETROSUL which serves the South region; FURNAS which serves the Southeast and Midwest regions; CHESF which serves the Northeast region; and ELETRONORTE which serves the North region.

ELETROSUL and FURNAS are linked through a transmission grid comprised primarily of 500kV lines and, in part, of 230kV lines. In addition, ITAIPU is linked to the interconnected power system serving the South, Southeast, and Midwest regions through specially dedicated 600kV and 750kV lines. This transmission grid forms the interconnected power system for the South, Southeast and Midwest regions and serves approximately 80% of Brazil's electricity market, including the State of Santa Catarina. ELETRONORTE and CHESF are connected through transmission lines of 500kV, forming the interconnected power system for the North and Northeast regions. The two interconnected power systems are not physically linked to each other. Most of the distribution concessionaires in the country are linked to one of these systems through a network of transmission lines.

In addition to the two interconnected power systems covering the North-Northeast regions and the South-Southeast-Midwest regions, there are isolated systems in the Northern States which do not have an electric, hydraulic or any other link with these two systems. Most of the isolated systems are operated by ELETRONORTE.

In December 1993, the Federal Government created the *Sistema Nacional de Transmissão de Energia Elétrica* ("SINTREL" or the "National Transmission Grid"). It is proposed that this system

will aggregate the transmission lines of several concessionaires to be jointly operated by them, in order to permit use of the transmission network by self-producers, independent power producers, large consumers and concessionaires under pricing and availability policies to be defined by ELETROBRÁS. Other electricity companies, such as CELESC, may join SINTREL in the future, although CELESC has no present plans to join at this time.

Capacity. Electric energy, of which approximately 96% is generated by hydroelectric power plants, represents approximately 40% of all energy consumed in Brazil. At December 31, 1995, Brazil had an installed generating capacity of 55,512 MW (including 50% of the capacity of ITAIPU). The following table illustrates the generation capacity by energy source of the Brazilian electricity sector as a whole for 1995.

Total Generation Capacity (MW)

	Hydro	Oil	Coal	Nuclear	Other	Total
ELETROBRAS(1)	23,660	1,933	554	657	19	26,823
ITAIPU(2)	6,300	—	—	—	—	6,300
Others	20,727	1,169	492	—	1	22,389
Total	50,687	3,102	1,046	657	20	55,512

Source: SIESE/ELETROBRAS

(1) ELETROBRÁS generation includes its four major subsidiaries: ELETROSUL, FURNAS, ELETRONORTE, CHESF.

(2) Represents 50% of ITAIPU's installed capacity, which interest is owned by ELETROBRAS.

ITAIPU. With an installed capacity of 12,600 MW, ITAIPU is the largest operating hydroelectric power plant in the world. The Brazilian Government, through ELETROBRÁS, owns a 50% interest in ITAIPU, while the other 50% is owned by *Administración Nacional de Electricidad*, an entity controlled by the government of Paraguay. Although operated as a joint venture with Paraguay, Brazil has the right to purchase the energy generated by ITAIPU which is not consumed by Paraguay. Brazil currently purchases 95% of all the electricity generated by ITAIPU. To defray the costs associated with the foreign currency borrowing incurred to pay for the ITAIPU project, the concessionaires in Brazil's South-Southeast-Midwest interconnected power system are required to purchase ITAIPU's energy at rates fixed to cover operating expenses and payments of principal and interest on such borrowing and the costs of transmitting such power to their concession area. These rates have been above the national average for bulk supply of power. Furthermore, the purchasers have often been obliged to pay a higher price for the ITAIPU energy than they could recover from consumers through tariffs which were fixed by the Federal Government. Fifteen concessionary companies that operate in the South, Southeast and Midwest regions, including CELESC, purchase from their respective regional ELETROBRÁS suppliers all of Brazil's portion of the electricity generated by ITAIPU. As a general rule, prior to the completion of the ITAIPU power plant in 1991, ELETROBRÁS, through GCOI, allocated electricity purchased from ITAIPU among the concessionary companies operating in the South, Southeast and Midwest regions based on their market share during the previous year's sales of electricity to final customers. Since 1993, CELESC has been required to purchase approximately 4.37% of Brazil's portion of the electricity generated by ITAIPU, which amount represented CELESC's market share for the year ended December 31, 1992.

Electricity Supply and Demand. Between 1986 and 1995 the consumption of electricity in Brazil grew by almost 42% (from 176,348 GWh to 249,857 GWh); the number of customers increased by approximately 49% (from 25.64 million to 38.12 million); and the total installed capacity increased by

more than 37% (from 40,433 MW to 55,512 MW). The following table sets forth the growth in Brazil's energy consumption, population, number of customers and growth rate of GDP between 1986 and 1995.

Year	Energy Consumption (in GWh)	Energy Consumption (% growth)	Population (in millions)	Number of Customers (in millions)	GDP Growth (%)
1986	176,348	8.00	133.5	25.644	7.5
1987	180,794	2.52	136.0	26.938	3.5
1988	191,580	5.96	138.7	28.131	(0.1)
1989	201,474	5.16	141.3	29.637	3.2
1990	205,310	1.90	144.1	30.864	(4.3)
1991	214,430	4.44	146.9	32.235	0.3
1992	218,425	1.86	148.7	33.528	(0.8)
1993	227,121	3.98	151.6	35.207	4.2
1994	235,627	3.75	154.1	36.811	5.8
1995	249,857	6.04	156.0	38.123	4.1

Sources: Sistema de Informações Empresariais do Setor de Energia Elétrica—ELETROBRÁS, Instituto Brasileiro de Geografia e Estatistica—IBGE.

Between 1986 and 1995, consumption of electricity in Brazil as a whole grew at a compound average annual rate significantly in excess of Brazil's GDP growth. In 1993 and 1994, this was not the case because of a low level of economic activity in electric intensive industries. Until 1995, growth in power demand over this period was accompanied by a decline in electricity sector investment and by low electric energy rates. According to its 1996-2005 plan, ELETROBRÁS forecasts demand growth on the North-Northeast and South-Southeast-Midwest interconnected power systems, assuming an expected average annual growth rate of the market at 4.2% for the 1996-2005 ten-year period and certain other factors. See "Investment Considerations—Factors Relating to the Company—Electricity Shortages."

System Operation, Planning and Development

Coordination. The electricity sector in Brazil is coordinated by ELETROBRÁS and regulated by DNAEE, the regulatory agency for the sector that is part of the Ministry of Mines and Energy. DNAEE is responsible for establishing general policy with respect to the electricity sector and for coordinating the planning, financing and operation of the sector, while power utilities are directly responsible for designing, building and operating their own power systems.

Collegiate Groups. Eighteen major power utilities, including CELESC, participate in collegiate groups coordinated by ELETROBRÁS, which draw up working guidelines and establish action plans in the various areas of the sector's activities. These groups include GCPS, GCOI, and the power sector's *Comitê Coordenador das Atividades do Meio Ambiente do Setor Elétrico* ("COMASE" or the "Environmental Activities Coórdination Committee"). GCPS coordinates the expansion of the country's interconnected electricity systems and GCOI coordinates their operation. Utilities such as CELESC provide input to the collegiate groups in which they participate in group decisions and resolutions, including the Ten-Year Expansion Plan (as defined in this Offering Memorandum) of GCPS. These groups, through working groups comprising representatives of concessionaires, prepare various technical studies which are used as guidelines for the development and operation of the interconnected power systems.

System Operation. The principal criteria applied by GCOI for dispatch of power is based on attaining system-wide efficiency and water resource optimization, which differs significantly from countries where thermal generation is a predominant source of energy generation and thereby focuses on minimizing generation costs. As a result, although the criteria applied by GCOI leads to enhanced system efficiency, it does not necessarily result in the dispatch of the lowest cost generator within the

system at any particular moment of dispatch. The Company expects that, as thermal generation becomes a more significant component of the Brazilian energy matrix, these dispatch criteria may change.

GCOI, through plans developed annually, determines the amount of electric power generation to be dispatched at each power plant and the supply of electric energy among the electric power companies within each region and between regions in order to ensure an adequate supply of electric energy and the efficient use of hydropower. COMASE advises GCPS on its priority of projects to ensure that socio-environmental factors are properly appraised and considered in the devising of expansion plans.

Ten-Year Expansion Plan. GCPS is responsible for drawing up plans regarding the development and expansion of the two interconnected power systems. GCPS prepares a plan referred to as the *Plano Decenal de Expansão* (the "Ten-Year Expansion Plan") which it revises annually, establishing the number, location, generating capacity and construction schedules of electric plants to be built in each region, based on utility company forecasts of electric energy demand and other technical considerations related to system security and stability, and the availability of financial resources. The construction of electric power plants may be carried out only according to GCPS's Ten-Year Expansion Plan. Further, since the allocation of generation capacity is determined by GCPS in accordance with its plan, electricity supply contracts among the electricity companies within a region are determined in accordance with this allocation scheme.

The basic criteria used in the Ten-Year Expansion Plan for the selection of projects to be carried out are, among others, the lowest cost per kW, the legal requirements to be complied with in clearing areas for project purposes and the environmental impact and environmental costs involved. In this regard, the GCPS is assisted by COMASE. Notwithstanding financial restrictions, ELETROBRÁS published forecasts provide that the program of generation works will increase Brazil's installed capacity to approximately 83 GW by the year 2005, with hydroelectric power (including the 6,300 MW Brazilian share of ITAIPU's capacity) accounting for approximately 86% of electric power in Brazil. There can be no assurance that ELETROBRÁS' Ten-Year Expansion Plans will actually be implemented, or that these plans, if implemented, will effectively meet electricity demand in Brazil. See "Investment Considerations—Factors Relating to the Company—Electricity Shortages."

Regulation

General. The electricity industry in Brazil is regulated by the Federal Government, acting through the Ministry of Mines and Energy, which has exclusive authority over the electricity sector through regulatory powers assigned to it. Regulatory policy for the sector is implemented by DNAEE.

DNAEE has responsibility for (i) granting and supervising concessions for electricity generation, transmission and distribution, including approval of applications for the setting of electricity tariffs; (ii) supervising and performing financial examinations of the concessionary companies; (iii) issuing regulations for the electricity sector; and (iv) planning, coordinating and executing water resource studies and granting and supervising concessions for the use of water resources. Due to electricity tariffs' significant weight in the measurement of national inflation and pursuant to Law 9,069/95 tariff increases have been controlled by the Ministry of Finance, although it is not its official responsibility.

Tariffs. Until March 1993, nationwide tariff rates both for the generating companies and for distribution companies were set by DNAEE by reference to the average costs of the whole electricity sector. Tariffs were subject to significant fluctuations in real terms over the period 1975 to 1993 as the Federal Government maintained tariff increases at rates below the rate of inflation as an anti-inflationary measure.

The following table sets forth the average electricity tariffs in effect in Brazil from 1976 through 1995 by customer category.

Average Annual Tariffs in Brazil At Constant Currency(1)
(R$/MWh-Base)

Year	Residential	Commercial	Industrial	Other	Average
1976	152.19	138.74	54.36	52.95	101.97
1977	140.96	126.64	53.34	50.88	93.67
1978	129.51	119.48	53.77	49.77	88.04
1979	124.45	116.27	51.59	49.93	84.91
1980	107.46	114.09	51.63	53.70	80.52
1981	104.62	119.23	59.21	58.96	84.75
1982	99.04	116.99	56.03	57.94	80.28
1983	88.59	102.83	45.91	50.03	68.41
1984	83.00	97.19	42.23	49.17	63.63
1985	71.41	95.93	41.94	50.10	60.09
1986	72.82	105.56	52.72	55.86	67.71
1987	89.22	129.13	55.52	58.46	77.54
1988	85.34	128.48	58.92	70.97	79.57
1989	67.79	103.38	46.76	57.77	63.71
1990	82.66	96.74	45.41	53.71	66.33
1991	83.82	86.86	43.64	52.88	64.31
1992	92.61	96.55	47.23	61.09	71.15
1993	79.83	84.34	40.48	52.36	61.53
1994	89.44	94.84	45.71	62.06	69.39
1995	75.61	85.11	42.07	59.85	58.14

Source: ELETROBRÁS

(1) IGP-DI: Indice Geral de Preços—Disponibilidade Interna—December 31, 1995 (Price index used to calculate constant currency).

Law No. 5,655 of May 20, 1971, required the Federal Government to set electricity tariffs so as to provide a minimum real return of 10% per annum and a maximum of 12% per annum on certain qualifying investments for electric utility companies. A uniform supply tariff and a single distribution tariff per class was applied to all power companies, regardless of their cost of service. In cases where the tariffs set by the Federal Government resulted in revenues giving a minimum real return below the 10-12% range, electric utilities were allowed to credit the difference to the CRC Account, which was recognized in the late 1980s as a liability of the Federal Government to electric utilities in the amount of the accumulated shortfall. The CRC Account was calculated annually when the concessionaires submitted their annual financial statements to DNAEE, which was responsible for approving or rejecting them. In addition, Law No. 5,655 provided for a *Reserva Global de Garantia* ("RGG" or "Global Guarantee Reserve") under which concessionaires with remuneration in excess of the national average would contribute these excess amounts to the RGG for distribution to concessionaires showing returns below the national average thereby equalizing the final return of all concessionaires. Decree Law No. 2,432 of 1988 abolished RGG and modified the equalization procedures by creating the *Reserva Nacional de Compensação* ("National Reserve of Remuneration Compensation" or "RENCOR") for the purpose of compensating those concessionaires with returns falling below the minimum statutory return of 10%. The sector as a whole, however, did not earn the minimum 10% return on qualifying investments, particularly during the 1980s, and, over the years, fund transfers to concessionaires with returns below the statutory minimum increased due to the minimum return guarantee. Substantial debts accumulated between the Federal Government and electricity sector companies. At December 31, 1992, the electric power generating and distribution companies had CRC Account credits (which were not recorded on the balance sheets of the respective companies) of

approximately US$26 billion (representing local currency balances converted into US dollars at the rate of exchange at May 31, 1993) against the Federal Government.

Law 5,655 also created the *Reserva Global de Reversão* ("RGR"), a reserve fund controlled by ELETROBRÁS currently designed to provide funds for compensations to concessionary companies upon the loss of their concessions and also to finance projects in the electricity sector. Electric companies are required to fund the RGR with monthly contributions which are currently calculated at an annual rate of 2.5% of "Revertible Assets" (fixed and deferred assets, less accumulated depreciation or amortization and certain other specified amounts). Concessionary companies that are unsuccessful in renewing their concessions or have their concessions revoked, are entitled to receive a payment representing the book value of their Revertible Assets. In recent years, virtually no concessions have been denied renewal and therefore the RGR funds have been used principally to finance new generation, transmission and distribution projects.

Law 8,631. On March 4, 1993, Law 8,631 was approved, providing for the end of the equalization of tariffs and allowing each concessionaire to set its own tariffs, with the approval of DNAEE, based on such concessionaire's own costs. Law 8,631 eliminated the principles of a uniform national power tariff and a guaranteed legal rate of return and abolished the old system of compensating transfers, RENCOR and CRC Accounts (as defined in "*Rates*" above). Law 8,631 also reestablished the RGR fund with some amendments. The principle underlying Law 8,631 was for each concessionaire to propose to DNAEE the electric energy tariff to be charged by it based upon the cost to it of providing adequate service with no guaranteed legal rate of return on investments.

Law 8,631 allowed for an initial tariff to be set for a period of three years, with monthly adjustments of tariffs under a parametric formula (which included exchange rate, general prices index, interest rate and other parameters) specific to each utility. Tariffs were to be reviewed every three years; however, the cost-based scheme for setting tariffs under Law 8,631 has never been implemented. Upon the application of the criteria for calculation of tariffs under Law 8,631, the Federal Government found that the tariffs would need to be subject to a major increase which would have fueled a further rise in inflation rates. Accordingly, in May 1993 the Federal Government decided, in consultation with ELETROBRÁS, its subsidiaries and the main state concessionaires, that the price increases necessary to reach the tariff calculated in accordance with Law 8,631 would be gradual and would bring tariffs (on a monthly basis over a six-month period) to the levels of September 1992 (in real terms).

On this basis, between May and October 1993, generators (other than ITAIPU), increased their tariffs at a rate of 8.77% per month in real terms while distribution companies increased their tariffs at a rate of 8% per month in real terms over the same period. From November 1993 to March 1994 the new tariffs were adjusted in accordance with the parametric formula; however, tariffs were frozen as of July 1, 1994 as a result of the implementation of the *Real* Plan which, pursuant to Federal Law 9,069 dated June 29, 1995, provided that any adjustments made to electricity rates must be made in accordance with the rules set by the Ministry of Finance.

Recent Rate Increases. From May 1995, negotiations took place between electricity concessionaires, ELETROBRÁS, DNAEE, the Ministry of Mines and Energy and the Ministry of Finance to determine a new system of setting tariffs for the electricity sector. On November 3, 1995, the Ministry of Finance published a Portaria permitting the Ministry of Mines and Energy to review electricity rates as well as to reduce the discounts guaranteed to certain residential customers. Consequently, during the week of November 6, 1995 the Ministry of Mines and Energy, through DNAEE published various Portarias fixing new tariffs for various electricity concessionaires. The rates were fixed according to each concessionaire's particular cost structure; consequently, each concessionaire received a different rate increase.

Future Rate Increases. According to the Portaria published by the Ministry of Finance, which is in accordance with the *Real* Plan legislation, the tariffs fixed by DNAEE will apply for the period of at

least one year. After such period, DNAEE and the Ministry of Finance may authorize any rate increase or adjustment.

Combustible Consumption Account. All holders of concessions to distribute electric energy to final consumers must contribute to the *conta de consumo de combustíveis* (the "combustible consumption account"). The goal of this national policy is to have a reserve to contribute to the payment of fossil fuels used in thermoelectric generation. The amount which each concessionaire must pay is determined by DNAEE and monies are remitted to ELETROBRÁS which manages the payments to the generators which consume fuels for thermal generation.

Concessions. Concessions of electric energy services (generation, transmission and distribution) are agreements by which the Federal Government, through DNAEE, grants to a concessionaire the right to supply such services in a particular region. Concessions are generally granted for the following limited periods of time: 35 years for new generation concessions; 30 years for new transmission and distribution concessions; 20 years for renewals of existing concessions. Concessions may be revoked at an earlier date, however, if certain quality and safety standards are not met. Concession holders have the right to use public rights of way to install overhead and underground lines for the distribution of electricity within their area. However, any expenses or costs associated with such use are the sole responsibility of the concessionaire.

Legislation enacted in 1995 created a new framework for the granting of concessions in general, and for the power sector in particular. The most relevant of these laws and regulations are Law 8,987, dated February 13, 1995 (the "Concessions Law"), Law 9,074, dated July 7, 1995 (the "Power Sector Law") and Decree 1717, dated November 24, 1995. Most recently, on September 10, 1996, the Federal Government approved Federal Decree No. 2,003 specifically regulating the generation of electric energy by independent power producers and self-producers. The Concessions Law, the Power Sector Law and Federal Decree 2,003/96 are collectively referred to in this Offering Memorandum as the "Concessions Laws."

The Concessions Law. The Concessions Law requires that any concession of public utilities services be preceded by a public bidding process. Any concessions granted after promulgation of the Brazilian Constitution in 1988 which had not been preceded by a public bidding were cancelled and concessions granted prior to that time and whose works were paralyzed or not initiated by February 13, 1995, were largely revoked. If any works were delayed at the time the Concessions Law came into effect, the concessionaire was required to submit a completion plan within 180 days, otherwise those concessions were also revoked. Since these provisions of the Concessions Law effectively resulted in many of the existing electricity concessions being revoked, additional measures were needed to prevent existing concessions from being revoked or cancelled.

The Power Sector Law. The Power Sector Law addressed the question of existing concessions by providing that they could be extended for the following periods: (i) for generation concessions, 20 years beginning from the end of the present concession or 35 years for generation plants the projects for which have not been concluded; (ii) for distribution concessions, up to (a) 20 years (beginning July 8, 1995) or (b) for a period equal to the longest remaining period in respect of the concessions to be regrouped (whichever is the longest); and (iii) for transmission concessions, the same period as the generation or distribution concessions relating thereto. Existing concessions may be extended provided that applications for extension were (i) made within specified time periods from the enactment of the Power Sector Law, (ii) accepted by the Federal Government, and (iii) formalized by a new concession agreement. Concessions for projects which are delayed may be extended for the period necessary for the amortization of the investment (but in no event for more than 35 years) as long as a completion plan is provided and an undertaking given that at least one-third of the funding will be provided by the private sector.

Pursuant to Decree 1717/95, a request for the renewal of concessions must be submitted to DNAEE, accompanied by a statement of costs for exploiting the concessions and the documents which

evidence the legal, technical, financial and administrative qualifications of the concessionaire. In addition, the concessionaire must show full compliance with its obligations to public entities, fiscal obligations, social security, obligations arising from other agreements made with entities of the Federal Public Administration and/or from the rendering of electric energy services. The concessionaire is also required to pay compensation for the exploitation of hydroelectric resources.

More generally, the Power Sector Law established the new terms applicable to concessions for generation, transmission and distribution of electricity. It provided that the following activities are subject to concession rights awarded by means of public bidding: (i) hydroelectric power developments with output greater than 1 MW and construction of thermal power plants with output greater than 5 MW, in each case for supply to public utilities; (ii) hydroelectric power developments with output greater than 1 MW for independent power production; and (iii) hydroelectric power developments with output greater than 10 MW for the exclusive use by a concessionaire. Certain other power developments of lesser capacity are subject to authorizations or permissions, which are subject to lesser requirements than concessions. Accordingly, most new power developments will be subject to a public bidding process, although to ensure that the hydroelectric potential of each region is maximized, no hydroelectric development may be presented for a public bidding until the optimal power development of the location of the proposed power plant is first defined or approved by DNAEE.

Independent Power Producers and Self-Producers. The Power Sector Law also introduced the concept of the independent power producer (the "IPP") as a further factor in opening up the electricity sector to private investment. See "Investment Considerations—Factors Relating to the Company—Uncertainty as to Renewal of the Company's Existing Concessions." The IPP is a legal entity or consortium holding a concession or authorization for power generation for sale to concessionaires, to an existing consumer with demand of at least 10MW and supplied at voltage level equal to or greater than 69 kV, to a new consumer with demand of at least 3MW at any voltage, to groups of consumers subject to agreement with the local distribution concessionaire, to consumers who do not receive supply within a certain period from a local distribution concessionaire and to certain others. Decree 2,003 sets forth the regulatory framework for IPPs and self-producers. Decree 2,003 established guidelines, on the basis of capacity, for when the development of hydroelectric power or the establishment of a thermoelectric plant by an IPP or a self-producer requires a concession pursuant to a bidding process or an authorization from, or registration with, the competent authority. Decree 2,003 also provided that concessions and authorizations granted thereunder would be for terms of 35 and 30 years, respectively, with the possibility of extensions for the same periods.

IPPs are permitted to sell energy to (i) public electric energy providers, (ii) certain large industrial and commercial consumers, (iii) consumers who have not been supplied by the local distribution concessionaire for more than 180 days, (iv) certain other consumers upon previous agreement with the local distribution concessionaire, and (v) existing consumers with demand of at least 10MW and supplied at a voltage level equal to or greater than 69kV and to new consumers with demand of at least 3MW at any voltage. Self-producers may (i) give or exchange energy with other self-producers within a consortium, (ii) sell excess energy to the local distribution concessionaire, and (iii) exchange energy with the local distribution concessionaire to allow for consumption by industrial plants of the self-producer located somewhere other than in the area of generation.

As part of the Federal Government's attempt to break up the exclusivity previously given to power companies upon the granting or extension of new concessionary arrangements, the Concessions Laws also provide that, upon granting a concession, IPPs, self-producers, suppliers and consumers will have access to the distribution and transmission systems of each concessionaire, provided that the concessionaires are reimbursed for their costs which are to be calculated in accordance with government criteria which are yet to be decided.

Bidding Procedures. Pursuant to the Concessions Laws, whenever a concession is up for bid, DNAEE will publish an *edital* ("request for bid" or "RFB"). This RFB must contain certain information, including: (i) the purpose of the concession, its duration and goals; (ii) a description of the qualifications required for the adequate performance of the services covered by the concession; (iii) the deadlines for submission of bids; (iv) the criteria used for selection of the winning bidder; and (v) a list of the documents required to establish the bidder's technical, financial and legal capacities. Companies interested in bidding for the concession must submit their proposals in accordance with the RFB, including a detailed description of the commercial plan. Companies may submit proposals either individually or in consortia.

Once in receipt of all proposals, DNAEE will evaluate and judge each such proposal according to one of the following criteria: (i) the lowest public service tariff offered; (ii) the largest payment to the Federal Government in consideration for receipt of the concession; or (iii) a combination of both criteria.

Regrouping. The Power Sector Law also provides that in order to receive extensions for distribution concessions, companies must "regroup" their facilities according to technical and economic principles and thus obtain consolidated concessions in accordance with those principles. The Federal Government published regulations clarifying the concept of "regrouping" on November 24, 1995. Pursuant to Decree n° 1717/95, distribution concessions will be regrouped by each concessionaire and a regrouping plan for the total area of the concession was required to be submitted to DNAEE by July 8, 1996. The Company submitted its proposal on July 4, 1996 and is currently awaiting a response from DNAEE.

Privatization. In April 1995, President Cardoso announced his intention to implement a privatization program pursuant to which certain government-owned companies, including those in the energy sector, would be sold to the private sector. The Federal Government currently plans to privatize its distribution and generation facilities, but is believed to intend to maintain control over ITAIPU and the transmission of electricity. Pursuant to constitutional constraints, the Federal Government must maintain ownership of generation and research in the field of nuclear energy. The Brazilian Congress has begun to evaluate several legislative proposals to end various government monopolies.

There are various elements to the privatization proposals which are currently being considered. These include: (a) the introduction of private sector financing into the funding for the development of new power projects—the Power Sector Law described above embodies an important framework for the introduction of independent power producers to the electricity sector in Brazil and the gradual curtailment of exclusivity; and (b) the privatization of ELETROBRÁS and its four generating subsidiaries, FURNAS, CHESF, ELETRONORTE and ELETROSUL (although a longer-term project, these generating entities officially became part of the privatization program in May 1995). *Espírito Santo Centrais Elétricas S.A.* ("ESCELSA") was privatized in July 1995, raising approximately R$380 million; LIGHT was privatized on May 21, 1996.

In addition to the above restructuring and privatization of federally-owned companies, the governments of the States of São Paulo and Rio Grande do Sul are proposing to carry out an extensive reorganization and restructuring of the state-owned energy companies operating in the two states (*i.e.*, CESP, CPFL and ELETROPAULO in São Paulo and CEEE in Rio Grande do Sul). In addition the government of the State of Rio de Janeiro announced in February 1996 its intention to privatize *Companhia de Eletricidade do Rio de Janeiro* ("CERJ") and the government of the State of Bahia recently made a similar announcement with respect to *Companhia de Eletricidade do Bahia* (COELBA).

In addition to the deregulation and competition introduced by the Concessions Law, the power industry is being reviewed by the Cardoso administration and may be subject to additional significant changes, including but not limited to, restructuring and privatization of the generating plants and other assets owned by the Federal Government. Such changes may result in the sale, in whole or in part, of

ELETROSUL, CELESC's main energy supplier, and the creation of a more competitive environment for the supply of electric energy. The Company is unable at this stage to determine the impact, if any, which these proposals would have on the Company's results of operations.

Proposed new Regulatory Framework. In July 1996, the Brazilian House of Representatives approved a bill to establish ANEEL *(Agência Nacional de Energia Elétrica)* as the new power sector regulatory agency in replacement of DNAEE. The bill is subject to the approval of the Brazilian Senate.

ANEEL is expected to be a more independent regulatory agency than DNAEE. Under the proposed bill, ANEEL would oversee the development, regulation and inspection of the generation, transmission and distribution of electric power, as well as the administration of hydro-electric power potential in the Brazilian national territory. The proposed bill also provides procedures for areas such as tariffs, tariff adjustments and concessions. This structure is expected to permit ANEEL to act more expediently in areas such as concession reviews and public bids for stalled and new generation projects. In addition, the bill provides for the reduction and eventual elimination of the RGR by the year 2000. See "—Tariffs."

The Company cannot predict whether this bill will ultimately be enacted as law as presently drafted or in different form, nor whether it will have a significant impact on the Company's operations or financial performance.

MANAGEMENT

CELESC is managed by its *Conselho de Administração* ("Board of Directors"), which consists of eleven members, and its *Diretoria Colegiada*, which consists of five members (each, an "Executive Officer"). The State Government has, and after the Combined Offering will continue to have, the ability to control the election of the Board of Directors and, therefore, the direction and future operations of the Company. Elections for the Governor of the State of Santa Catarina were most recently held in October 1994. The current Governor of the State of Santa Catarina took office on January 1, 1995, and made certain changes in the composition of the Company's Board of Directors and management at that time. Since, as a matter of constitutional law, the current Governor of the State of Santa Catarina cannot stand for re-election, there will be a change of administration of the State Government in January 1999, and it is likely that the president and certain other Executive Officers and members of the Board of Directors of the Company will be replaced by designees of the new administration at that time. See "Principal Shareholders" and "Investment Considerations—Factors Relating to the Company—Relationship of the Company to the State Government."

Board of Directors

CELESC's Board of Directors ordinarily meets once every three months. Its responsibilities include the establishment of the policy and general orientation of CELESC's business and the election and supervision of the Executive Officers of the Company.

The members of the Board of Directors are elected to serve for two-year terms. Of the eleven members of the Board of Directors, five are elected by the holders of the Common Shares (and as a result appointed by the State Government), one is appointed by ELETROBRAS, one is appointed by PREVI (the Pension Fund of Banco do Brasil's employees), which, at September 20, 1996, owned approximately 12.6% of the Common Shares, one is appointed by the Company's minority shareholders of the Common Shares, one is appointed by the Federation of Industries of Santa Catarina ("FIESC"), one is appointed by the Federation of the Associations of Commercial and Industrial Enterprises of Santa Catarina ("FACISC") and one is appointed by the employees of the Company. The Board has one vacancy, as the ELETROBRÁS appointee recently resigned; this vacancy will be filled when ELETROBRÁS appoints a new Board member. The Board is currently comprised as follows:

Name	Age	Biographical Information
Paulo Ernani da Cunha Tatim	55	Chairman of the Board. Mr. Ernani da Cunha Tatim has been a member of the Board of Directors since January 2, 1995 and took office as Chairman and Chief Executive Officer on March 22, 1996 when the previous Chairman resigned. From January 1995 until March 1996, he served as the Chief Financial Officer of CELESC. Prior positions held by Mr. Ernani da Cunha Tatim include: (i) Managing Partner of PECTA, a tax consulting firm (1992-present), (ii) State Tax Inspector (1977-1992), (iii) Coordinator of Collection and Inspection of the Department of Planning and Public Finances of the State of Santa Catarina (1987-1989), (iv) Assistant Professor of Economics of the Educational Foundation of Western Santa Catarina (1980-1984) and (v) Officer of the State Bank of Rio Grande do Sul (1962-1973). Mr. Ernani da Cunha Tatim holds an economics degree from the College of Economic Science of Cruz Alta with specialization in economics

Name	Age	Biographical Information
		of the public sector from Fundação Regional University of Blumenau (1982) and a law degree from Federal University of Santa Catarina (1984).
José Suppi	59	Mr. Suppi has been a member of the Board of Directors since January 2, 1995. Mr. Suppi is currently a manager of Batistela Indústria Comércio Ltda., a wood products manufacturing company (1963-present). Mr. Suppi holds an accounting degree from FACEC, Lages, Santa Catarina (1969), with a specialization in business administration from INSEAD in France. Mr. Suppi has been a professor of accounting at UNIPLAC since 1976 and a member of the Council of the Port Authority of the Port of San Francisco do Sul since May 1995.
Neri dos Santos	43	Mr. dos Santos has been a member of the Board of Directors since January 2, 1995. Mr. dos Santos is currently the Director for Scientific and Technological Development of the State of Santa Catarina (July 1996-present) and the President of the Brazilian Association of Production Engineering (1992-present). Prior positions held by Mr. dos Santos include: (i) Secretary of Economic, Scientific and Technological Development of the State of Santa Catarina (January 1, 1995-July 1996) (ii) Professor of Ergonomics of the Federal University of Santa Catarina (1992) and (iii) Secretary of Transportation of the State of Santa Catarina (1987-1988). Mr. dos Santos holds a doctorate degree in ergonomics from Conservatoire National des Arts et Métiers, France (1985), a masters degree in ergonomics from Université Paris XIII, France (1982) and a mechanical engineering degree, with a specialization in work safety engineering, from the Federal University of Santa Catarina (1976).
Saulo Vieira	57	Mr. Vieira has been a member of the Board of Directors since January 2, 1995. Mr. Vieira currently serves as attorney for the State Legislature of Santa Catarina (1990-present). Prior positions held by Mr. Vieira include: (i) Secretary of Civil Affairs of Santa Catarina (1987-1990) and (ii) President of *TELESC* (1986-1987). Mr. Vieira holds a law degree from Federal University of Santa Catarina (1969).
César Barros Pinto	55	Mr. Barros Pinto has been a member of the Board of Directors of CELESC since January 2, 1995. Mr. Barros Pinto is currently State Secretary for Quality and Productivity. Mr. Barros Pinto was previously the Director for Energy Production and Commercialization of ELETROSUL (1993-1995). Mr. Barros holds an electrical engineering degree from Federal Engineering School of Itajubá (1964).

Name	Age	Biographical Information
Roberto Makiolki Wolowski	49	Mr. Makiolki Wolowski has been a member of the Board of Directors since January 2, 1995. Mr. Makiolki Wolowski is currently serving as (i) the Managing Partner of Excell Revestimentos Cerâmicos Ltda., a ceramic coating company (1994-present), (ii) the Regional Director of *Associação Brasileira de Empresas de Gás* ("ABEGAS"), the Brazilian Association of Gas Distributors (1994-present), (iii) the President of SC Gás, a gas company in Santa Catarina (1994-present), (iv) a member of the Board of Directors of Intelbrás S.A. (1993-present) and (v) the Vice-President of the Division of Energy of FIESC (1992-present). Prior positions held by Mr. Makiolki Wolowski include: (i) President of the Consumer Committee of CELESC (1994), (ii) Partner of R&L Comércio e Distribuição de Alimentos Ltda., a McDonald's franchise (1990-1993) and (iii) General Director of Cerâmica Portobello S.A., a ceramics company (1990). Mr. Makiolki Wolowski holds an engineering degree from Federal University of Santa Catarina (1969).
Adelcio Machado dos Santos	35	Mr. dos Santos has been a member of the Board of Directors since April 30, 1996. He is currently Legal Counsel in the State of Santa Catarina Legislative Assembly. Mr. dos Santos holds a degree from the Federal University of Santa Catarina.
Henrique de Oliveira Weber	32	Mr. Weber has been a member of the Board of Directors since April 30, 1996. Mr. Weber is currently the Secretary to the Secretariat for the Economic Development and Integration to Mercosul. He owns a wholesale business as well as a glass processing company. He holds a degree in business administration from the Catholic University of Paraná at Curitiba.
Carlos de Araujo Barreto	54	Mr. Barreto has been a member of the Board of Directors since April 30, 1996. Mr. Barreto currently works for Banco do Brasil as the Chief of Supervisors. He has worked at Banco do Brasil in various capacities for 33 years. Mr. Barreto is the appointed representative for PREVI, the pension fund for Banco do Brasil's employees, which holds 12.6% of the voting shares of CELESC.
Luiz Cézare Vieira	44	Mr. Vieira has been a member of the Board of Directors since April 30, 1996. Mr. Vieira is currently an electric engineer at CELESC. Mr. Vieira holds a degree in electrical engineering from the Federal University of Santa Catarina. Mr. Vieira is a director of a union and is the Board member appointed by CELESC employees.

Executive Officers

The *Diretoria Colegiada* is responsible for the execution of decisions of the Board of Directors and for the day-to-day management of the Company. Members of the *Diretoria Colegiada* have individual responsibilities established by the Board of Directors and the Charter and serve for two-year terms. The President and the Chief Financial Officer were appointed on March 22, 1996 and the Directors of Engineering and Operation and Distribution were appointed on May 22, 1996, while the Administration Director was appointed on January 2, 1995 following the election of the current Governor of the State of Santa Catarina. The terms of the current members expire on January 2, 1997. Meetings are held weekly in the case of ordinary meetings or whenever called by the President in the case of special meetings.

CELESC's Charter provides for the *Diretoria Colegiada* to consist of five members which is currently comprised of the following:

Name	Age	Biographical Information
Paulo Ernani da Cunha Tatim	55	President and Chief Executive Officer. See "—Board of Directors."
Ricardo Moritz	36	Chief Financial Officer. Mr. Moritz took this position on March 22, 1996. Mr. Moritz has been with CELESC since 1980. Prior positions held by Mr. Moritz include: (i) Assistant for Generation Projects (1995-1996), (ii) Assistant to the Chief Financial Officer (1995) and (iii) an accountant (1991-1994). Mr. Moritz holds a degree in accounting from the Federal University of Santa Catarina.
Homero Sérgio Pasa	46	Director—Engineering and Operation. Mr. Pasa took this position on May 22, 1996. Mr. Pasa has been working for CELESC since 1967. Prior to becoming a Director, Mr. Pasa was Assistant to the Chief Executive Officer (1995-1996). Mr. Pasa holds a degree in industrial engineering from the Federal University of Santa Catarina (1979).
Gilberto dos Passos Aguiar	43	Director—Distribution. Mr. Aguiar took this position on May 22, 1996. Mr. Aguiar has been working for CELESC since 1978. Prior to becoming a Director, Mr. Aguiar was Assistant to the former Distribution Director (1995-1996). Mr. Aguiar holds a degree in electrical engineering from the Federal University of Santa Catarina.
Edison da Silva Jardim Filho	42	Director—Administration. Mr. da Silva Jardim Filho has been an in-house attorney of CELESC since 1982. Prior positions held by Mr. da Silva Jardim Filho include: (i) General Counsel of CELESC (1989-1990), (ii) President of Student Board of the Center of Socioeconomics of the Federal University of Santa Catarina (1974-1975) and (iii) practicing attorney in civil and criminal courts (1982). Mr. da Silva Jardim Filho is also a member of the Human Rights Committee of the Santa Catarina Section of the Brazilian Bar Association and of the Ethics and Disciplinary Committee of the Office of the Regional

Name	Age	Biographical Information
		Director of PMDB. Mr. da Silva Jardim Filho holds a law degree from the Federal University of Santa Catarina (1979).

The business address of all the Directors and Executive Officers is c/o Centrais Elétricas de Santa Catarina S.A. Rodovia SC 404, Km 3, Itacorubi, 88034-900, Florianópolis, Santa Catarina, Brazil.

Audit Committee

The Company's *Conselho Fiscal* ("Audit Committee"), which generally meets once a month, consists of five members and five alternates elected by the shareholders at the annual meeting for one-year terms. One member of the Audit Committee is elected by majority vote of the holders of Preferred A Shares and Preferred B Shares and another is elected by the minority holders of Common Shares. The State Government, as majority holder of the outstanding Common Shares, elects the remaining three members of the Audit Committee and as a result controls the appointment of the majority of the Audit Committee. The primary responsibility of the Audit Committee, which is independent of management and from the external auditors appointed by the Board of Directors, is to review the Company's financial statements and report on them to the shareholders.

Compensation

For the year ended December 31, 1995, the aggregate compensation (including pension contributions and benefits in kind) of all members of the Board of Directors and Executive Officers of the Company was approximately R$594,643.

Related Party Transactions

Transactions by the Company with interested Directors and Executive Officers of the Company require the approval of the Board of Directors. None of the Directors or Executive Officers of the Company has or had any interest in any transaction effected by the Company which is or was (i) unusual in its nature or conditions or (ii) significant to the business of the Company during the current or immediately preceding financial year or during an earlier financial year which remains in any respect outstanding or unperformed.

At August 31, 1996, the Directors and Executive Officers of the Company and their connected persons, as a group, held beneficially a total of one Preferred A Share, one Preferred B Share and 100 Common Shares of the Company. None of the Directors or Executive Officers or their connected persons hold any options to purchase Common Shares or Preferred Shares.

At June 30, 1996, the Company had a receivable from its majority shareholder, the State of Santa Catarina, of approximately R$338.5 million resulting from the assignment of CRC Account credits to the State of Santa Catarina in October 1994. The Company also had a loan outstanding to the State of Santa Catarina in the amount of R$17.3 million at June 30, 1996 for which the Company has not received payments of interest or principal since 1990. In addition, the Company had past due accounts receivable, principally from state-owned companies and agencies and quasi governmental entities, in the amount of R$64.2 million at June 30, 1996. See "Investment Considerations—Factors Relating to the Company—Receivables from the State Government and Related Parties," "Management's Discussion and Analysis of Financial Condition and Results of Operation—Impact of CRC Account" and Notes 5 and 7 to the Interim Financial Statements.

The Company purchases electricity almost exclusively from ELETROSUL, a subsidiary of ELETROBRÁS, a shareholder of the Company. In addition, the Company participates in collegiate groups coordinated by ELETROBRÁS which draw up working guidelines and establish action plans in the various areas of the electricity sector's activities. See "Business—Transmission and Distribution,"

"Business—Purchases of Electricty" and "Structure and Regulation of the Brazilian Electricity Sector." On December 8 and 12, 1994, DNAEE published Decrees 827 and 920 which increased the rate charged by ELETROSUL for electricity supplied to the Company by approximately 440% in excess of the amounts specified in the Supply Contract. On February 2, 1995, the Company filed a suit against ELETROSUL alleging that the rate increase violated the constitution of Brazil, Federal laws and regulations, and general principles underlying concession contracts because, among other reasons, it was not accompanied by an equivalent rate increase which the Company could pass on to its customers. The lawsuit is still pending. At June 30, 1996, the amount owed by the Company to ELETROSUL for withholding payment on such increase is approximately R$10.2 million.

Loans to Directors and Executive Officers

As of August 31, 1996, the Company had no outstanding loans or guarantees to its Directors or Executive Officers.

PRINCIPAL SHAREHOLDERS

Prior to the Combined Offering, the State of Santa Catarina owned 81.2% of the Common Shares, 15.6% of the Preferred A Shares, and 6.9% of the Preferred B Shares of the Company. Decree Law no. 4,062, dated November 22, 1993, allowed the State of Santa Catarina to sell the Company's Common Shares to the private sector provided that the State of Santa Catarina retains ownership and control of the majority of the Company's Common Shares.

On October 30, 1995, the State Government of Santa Catarina created Invesc, a special purpose company. On November 1, 1995, Invesc issued 10,000 debentures exchangeable for CELESC's Common Shares, with a unit value of R$10,000.00, for a total amount of R$100,000,000.00. At the option of the holders, such debentures are exchangeable for CELESC's Common Shares in accordance with the following schedule: (i) from November 1, 1995 to October 31, 1996, each debenture may be exchanged for 9,200 Common Shares; (ii) from November 1, 1996 to October 31, 1997, each debenture may be exchanged for 8,800 Common Shares; (iii) from November 1, 1997 to October 31, 1998, each debenture may be exchanged for 7,750 Common Shares; (iv) from November 1, 1998 to October 31, 2000, each debenture may be exchanged for 7,000 Common Shares. If all the debentures outstanding were to be converted into Common Shares, the State of Santa Catarina would own, directly or indirectly, 51.6% of the Common Shares. Pursuant to the Company's Charter and State Law, the State Government must own a majority of the Common Shares of the Company. See "Description of Capital Stock—General."

Pursuant to a financing obtained from BNDES-*Banco Nacional de Desenvolvimento Econômico e Social* in February 1994, the State Government agreed to secure such financing through a pledge of 66 million of the Company's Common Shares.

The following table sets forth the percentage of Common Shares, Preferred A Shares and Preferred B Shares owned as of September 20, 1996, and the percentage of Preferred B Shares to be owned following the Combined Offering, assuming that no overallotment option is exercised, by (i) the State Government and (ii) all other shareholders of the Company.

	Before the Combined Offering			After the Combined Offering
	Common Shares	Pref. A Shares(6)	Pref. B Shares(7)	Pref. B Shares(7)
Shareholder	%	%	%	%
State of Santa Catarina	50.177	15.600	6.917	4.347
INVESC(1)	30.179	0.000	0.000	0.000
CODESC(2)	0.883	0.000	0.000	0.000
ELETROBRÁS(3)	0.027	0.000	28.433	17.870
CLC(4)	13.886	0.029	22.044	13.855
Calispa S.A.(5)	0.681	0.377	4.928	16.100
Foreign Investors	4.088	81.705	36.353	46.995
Municipalities	0.063	0.071	0.046	0.029
Others	0.016	2.218	1.279	0.804
TOTAL	100%	100%	100%	100%

(1) Invesc is a special purpose company created by the State Government.
(2) Companhia de Desenvolvimento do Estado de Santa Catarina.
(3) Prior to the Combined Offering, ELETROBRÁS was the largest single owner of the Company's Preferred B Shares.
(4) CLC—Câmara de Liquidação e Custódia S.A., Custodian for the Rio de Janeiro Stock Exchange. The shares are held by approximately 64 shareholders. These percentages do not include shares beneficially owned by ELETROBRÁS, which are recorded under "ELETROBRÁS." At September 20, 1996, PREVI (the pension fund for employees of Banco do Brasil) owned approximately 12.6% of the Common Shares.
(5) Custodian for the São Paulo Stock Exchange. The shares are held by approximately 231 shareholders.
(6) Pursuant to the Company's Charter, Preferred A Shares may acquire voting rights if dividends are not paid for three consecutive years. Preferred A Shares are entitled to request conversion into Preferred B Shares. See "Description of Capital Stock—Voting Rights of Preferred Shares and—Conversion Rights."
(7) As of September 20, 1996, the Company had 30,000 debentures outstanding which are convertible, at the option of the holder of such debentures, into Preferred B Shares. See "Description of Capital Stock." For purposes of the table 49,000,000 Preferred B Shares to be sold in the Brazilian Offering were allocated to Calispa S.A. and 91,000,000 Preferred B Shares to be sold in the Offering were allocated to foreign investors.

DESCRIPTION OF CAPITAL STOCK

Set forth below is certain information concerning the Common Shares, the Preferred A Shares and the Preferred B Shares and a brief summary of certain significant provisions of the Company's Charter and Brazilian law. This description does not purport to be complete and is qualified by reference to the Charter, an English translation of which has been deposited with the principal office of the Depositary and is available for inspection there, and to Brazilian law.

General

CELESC is a mixed capital company, that is, it is controlled by a government entity but has its shares traded in the Brazilian stock exchanges. Pursuant to Article 242 of the Brazilian Corporation Law, the Company cannot go bankrupt; however, its assets are subject to seizure and attachment, subject to certain limitations of Brazilian law, and its controlling shareholder (the State of Santa Catarina) is also contingently liable for the Company's obligations.

Pursuant to the Company's Charter, the Company's authorized capital is R$920,000,000. As of September 20, 1996, the Company's outstanding share capital was 608,591,415 shares, all without par value, divided into 310,542,734 Common Shares, 61,198,081 class "A" preferred shares ("Preferred A Shares"), and 236,850,600 Preferred B Shares representing a paid-in capital of R$561,302,626. The Preferred A Shares and Preferred B Shares are hereinafter collectively referred to as the "Preferred Shares." The Preferred Shares and Common Shares are hereinafter collectively referred to as the "Shares." In addition, as of July 31, 1996, the Company had 30,000 debentures outstanding which are convertible at the option of the holder of such debenture into Preferred B Shares in accordance with the following conversion schedule: (i) from November 1, 1995 to October 31, 1996, each debenture may be converted into 1,130 Preferred B Shares; (ii) from November 1, 1996 to October 31, 1997, each debenture may be converted into 1,070 Preferred B Shares; and (iii) from November 1, 1997 until October 31, 2004, each debenture may be converted into 910 Preferred B Shares. At August 31, 1996, no debentures had been converted. Pursuant to this debenture issuance, the Company agreed not to distribute any dividends in excess of the Mandatory Distribution in the event the Company fails to make any payments of principal, interest or premiums within fifteen days of the scheduled payment date.

The Company's Charter authorizes the Board of Directors without shareholder approval to increase the outstanding share capital within the limits of authorized capital, by issuing any class of stock. For any such increase that would exceed the authorized capital, the approval of the shareholders at a shareholders' meeting is required. The Board of Directors is presently authorized to increase the outstanding share capital for an additional R$358,697,374 (including the amount represented by the Combined Offering and the amount represented by the possible conversion of the Debentures). As a separate restriction, under Brazilian law, the number of non-voting shares, such as the Preferred Shares, may not exceed two-thirds of the total number of shares of a company.

The Preferred B Shares are non-voting except with respect to appointment of the members of the Audit Committee and are entitled to priority over the Common Shares and Preferred A Shares in the return of capital in the case of a voluntary liquidation of the Company. Preferred B Shares are not entitled to any preferred, fixed or minimum dividend. Only holders of Preferred A Shares are entitled to a non-cumulative preferred dividend as to such portion of the total Mandatory Distribution payable by the Company each year under its Charter as is proportionate to the percentage which Preferred A Shares represent of the total capital stock of the Company. See "Dividends—Mandatory Dividends."

The State Government is required by the Company's Charter and by State Decree Law No. 22 of December 9, 1955 (which created the Company) to own at least a majority of the Common Shares of the Company.

Voting Rights

Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Company. Preferred Shares do not entitle the holder to vote except as set forth below; however, holders of Preferred Shares are entitled to attend and to address meetings of shareholders.

Four of the five members of the Audit Committee and his or her alternate are elected by majority vote of the holders of Common Shares who are present at the meeting of shareholders at which members of the Audit Committee are elected. The remaining member is elected by the holders of the Preferred Shares who are present at such meeting.

The Brazilian Corporation Law provides that non-voting shares which are entitled to preferential dividends, such as the Preferred A Shares but excluding the Preferred B Shares, acquire voting rights if a company has failed for three consecutive years to pay the fixed or minimum preferential dividend to which such shares are entitled and these voting rights continue until payment is made. Since the Company has not paid preferential dividends to holders of Preferred A Shares for more than three years, the Preferred A Shares have acquired the temporary right to exercise voting rights until such preferential dividends are paid in any fiscal year. See "Investment Considerations—Factors Relating to the Company—No Voting Rights for Preferred Shareholders; Relationship of the Company to the State Government."

Any adverse change in the preference or rights of the Preferred Shares, or the creation of a class of shares having priority or preference over the affected Preferred Shares, would require the approval of the holders of a majority of the outstanding Preferred Shares at a special meeting of the holders of such Preferred Shares. Such a meeting would be called by notice published at least eight days prior to the meeting in (i) the Official Gazette of the State of Santa Catarina, (ii) newspapers with general circulation in Florianópolis, where the Company has its registered office (*Diário Catarinense* and *O Estado*), and (iii) a newspaper with national circulation (*Gazeta Mercantil*) in at least three issues. The notice must contain the agenda for the meeting and, in the case of an amendment to the Charter, an indication of the subject matter. The convening of such meeting would not generally require any other form of notice.

In any circumstance in which holders of Preferred Shares are entitled to vote, each Preferred Share entitles the holder thereof to one vote.

Preemptive Rights on Increase in Share Capital and Issue of Certain Instruments

Each shareholder of the Company has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of such rights, and such rights are negotiable. However, pursuant to the Brazilian Corporation Law and the Company's Charter, the Board of Directors is authorized to eliminate preemptive rights with respect to the issuance of new shares up to the limit of the authorized share capital, provided that the distribution of such shares is effected (i) through a stock exchange or in a public offering or (ii) through an exchange of shares in a public offering, the purpose of which is to acquire control of another company. Offerings such as the Combined Offering are deemed to constitute public offerings and therefore allow for the elimination of preemptive rights. Accordingly, the Board of Directors has eliminated the preemptive rights with respect to the Combined Offering.

In the event of a capital increase which would maintain or increase the proportion of capital represented by Preferred B Shares in which preemptive rights have not been eliminated by the Board of Directors, holders of GDSs or Preferred B Shares would have preemptive rights to subscribe only to newly issued Preferred B Shares. In the event of a capital increase which would reduce the proportion of capital represented by Preferred B Shares, holders of GDSs or Preferred B Shares would have preemptive rights to subscribe to the Preferred B Shares being issued, if any, in proportion to their holdings of Preferred B Shares, and to Common Shares and Preferred A Shares only to the extent necessary to prevent dilution of their interest in the Company. See "Description of Global Depositary Receipts."

Restrictions on Foreign Investment

There are no restrictions on ownership of Shares of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally require, among other things, the registration of the relevant investment with the Central Bank.

Under Annex IV to Resolution No. 1,289 of the National Monetary Council (the "Annex IV Regulations"), qualified foreign institutional investors (as defined in the Annex IV Regulations), who are registered with the CVM and acting through authorized custody accounts, may buy and sell securities on Brazilian stock exchanges without obtaining separate certificates of capital registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation—Brazilian Tax Considerations."

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application will be filed by the Company and the Custodian to have the GDSs approved under the Annex V Regulations by the Central Bank and the CVM, and final approval is expected to be received before the closing of the Combined Offering of the Preferred B Shares underlying the GDSs. Accordingly, it is expected that the proceeds from the sale of GDSs outside Brazil by the holders of the GDSs will be free of Brazilian foreign investment controls and such holders will be entitled to favorable tax treatment. See "Taxation—Brazilian Tax Considerations."

Prior to the closing of the Combined Offering, a certificate of capital registration will be issued in the name of the Depositary with respect to the GDSs and will be maintained by the Custodian on behalf of the Depositary. Pursuant to this certificate, the Custodian and the Depositary will be able to convert dividends and other distributions with respect to the Preferred B Shares represented by GDSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of GDSs exchanges such GDSs for the underlying Preferred B Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for only five business days after such exchange, after which such holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, unless the Preferred B Shares are held pursuant to the Annex IV Regulations by a duly qualified institutional foreign investor, such holder may not be able to obtain and remit abroad US dollars upon the disposition of the Preferred B Shares, or distributions with respect thereto, and generally will be subject to less favorable Brazilian tax treatment than a holder of GDSs.

Withdrawal and Redemptive Rights

The Shares are not redeemable, except for the right of a dissenting shareholder under the Brazilian Corporation Law to seek redemption upon a decision made at a shareholders' meeting by shareholders (i) to modify a preference, privilege or condition of redemption conferred upon one or more classes of Preferred Shares, or to create a class of shares with greater privileges than the existing classes of Preferred Shares; (ii) to modify the mandatory distribution of dividends; (iii) to change the corporate purposes of the Company; (iv) to dissolve or liquidate the Company; (v) to transfer all of the Shares of the Company to another company in order to make the Company a wholly owned subsidiary of such company; or (vi) to approve the acquisition of control of another company, the price of which exceeds certain limits set forth in the Brazilian Corporation Law. The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders' meeting. The Company would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would, in the opinion of the Board of Directors, jeopardize the financial stability of the Company.

Any such redemption will be at the book value of the Shares, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders' meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders' meeting.

Conversion Rights

The Company's Charter does not provide for the conversion of Preferred B Shares into any class of stock. However, holders of Preferred A Shares are entitled to request the conversion of Preferred A Shares into Preferred B Shares, at any time, on a one-for-one basis.

Shareholders' Meetings

Under the Brazilian Corporation Law, a general shareholders' meeting convened and held in accordance with law and the Company's Charter is empowered to decide all matters relating to the purposes of the Company and to pass such resolutions as it deems necessary for the protection and well-being of the Company.

Shareholders voting at a general shareholders' meeting have exclusive power to: (a) amend the Company's Charter; (b) elect or dismiss the members of the Board of Directors, officers and audit committee members at any time; (c) receive the yearly accounts drawn up by the Company's officers and to accept or reject financial statements presented by them; (d) authorize the issue of debentures; (e) suspend the rights of a shareholder; (f) accept or reject the valuation of assets contributed by any shareholder to form the Company's capital; (g) authorize the issue of founders' shares; (h) pass resolutions to reorganize the legal form of, merge, consolidate or split the Company, to dissolve and liquidate the Company, to elect and dismiss its liquidators and to examine their accounts; and (i) authorize the officers to declare the Company insolvent and to request concordata (a procedure relating to protection from creditors similar in nature to a reorganization under the US Bankruptcy Code).

The Brazilian Corporation Law also provides that a company may issue "founders' shares." Founders' shares entitle the holders thereof to a fixed percentage participation, up to a maximum of 10%, in the after tax income net of (i) accumulated losses and (ii) profit participation paid to employees and management of the issuing entity. They may be granted for consideration, in which case the duration of such shares must be specified at the time of issuance of such shares, or without consideration, in which case the duration must be fixed at a maximum of ten years. The Company has never issued any founders' shares and has no present intention to do so.

The convening of a general shareholders' meeting is made by notice published at least eight days prior to the meeting in (i) the Official Gazette of the State of Santa Catarina, (ii) newspapers with general circulation in Florianópolis, where the Company has its registered office (*Diário Catarinense* and *O Estado*), and (iii) a newspaper with national circulation (*Gazeta Mercantil*) in at least three issues. The convening of a general shareholders' meeting would not generally require any other form of notice. The notice must contain the agenda for the meeting and, in the case of an amendment to the Charter, an indication of the subject matter.

General shareholders' meetings may also be called by the Executive Officers or by the Board of Directors of the Company, and may also be called by the Audit Committee or by the shareholders of the Company in certain circumstances provided for in the Brazilian Corporation Law, and presided over by the President of the Company or by his substitute appointed in accordance with the Company's Charter. A shareholder may be represented at a general shareholders' meeting by an attorney-in-fact appointed not more than one year before the meeting, who must be a shareholder, a Company officer or a lawyer. In a public company such as CELESC, the attorney-in-fact may also be a financial institution.

As provided by the Company's Charter, a general shareholders' meeting may be held if shareholders representing at least 51% of the voting capital are present. In the case of an extraordinary general shareholders' meeting convened to approve amendments to the Charter, the required quorum is two-thirds of the voting capital. If no such quorum is present in either case, notice must again be given in the same manner as described above, and the meeting may then convene without any specific quorum requirement. A shareholder without a right to vote may attend a general shareholders' meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a general shareholders' meeting are passed by a simple majority vote, abstentions not being taken into account. In general, each Common Share has the right to one vote on a resolution in a general shareholders' meeting. Whenever the shares of any class of capital stock are entitled to vote, each share is entitled to one vote.

Under the Brazilian Corporation Law, and in accordance with the Company's Charter, the approval of shareholders representing at least one-half of the voting shares is required for the types of action described below (as well as, in the case of (a), the holders of shares of the affected class of preferred shares): (a) changing the priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating any class of preferred shares with superior preference to any existing class of preferred shares; (b) creating founders' shares; (c) changing the mandatory dividend; (d) changing the corporate purpose; (e) merging the Company with another company or consolidating or splitting the Company; (f) dissolving or liquidating the Company; and (g) participation in a centralized group of companies as defined under the Brazilian Corporation Law.

Form and Transfer

The Shares are represented by certificates registered in a share register book maintained by the Company. The transfer of Shares is made under the rules of Article 31 of the Brazilian Corporation Law which provides that a transfer of Shares is effected by an entry made by the Company in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

Transfers of Shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank pursuant to the Annex IV Regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

Each of the São Paulo Stock Exchange, the Rio de Janeiro Stock Exchange and the Extremo Sul Stock Exchange operates a central clearing system. A holder of Shares of the Company may choose, at its discretion, to participate in these systems and all Shares elected to be put into the systems will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank having a clearing account with the relevant stock exchange) and the fact that such Shares are subject to custody with the relevant stock exchange will be reflected in the Company's register of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of the Company maintained by the relevant stock exchange and will treated in the same way as registered shareholders.

DIVIDENDS

Holders of Preferred B Shares are entitled to dividends to the same extent as holders of Common Shares, as discussed under "—Mandatory Dividends."

Distributable Amount

Dividends may be paid by the Company out of retained earnings, accumulated profits, or the Distributable Amount in any given fiscal year. For the purposes of the Brazilian Corporation Law, and in accordance with the Company's Charter, the Distributable Amount is an amount equal to the Company's net profits less any amounts allocated from such net profits to (a) the statutory reserve, (b) a contingency reserve for anticipated losses and (c) an Unrealized Revenue reserve, as hereinafter described.

The Distributable Amount may further be increased (i) by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized or (ii) as a result of receipt of revenues previously allocated to the Unrealized Revenue reserve. For the purposes of the Brazilian Corporation Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees' and management's participation in a company's profits.

At each annual general shareholders' meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, the Company is required to maintain a statutory reserve, to which it must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of the Company's paid-in capital. Net losses, if any, may be charged against the statutory reserve. From 1991 to 1993 the Company had losses which it offset with the reserve; in 1994, when the Company generated profits, it contributed 5% of its net profits to the reserve. The Company again had losses in 1995 which it offset with funds from the reserve. As a result, the reserve currently contains no funds.

As mentioned above, the Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual general shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) written off in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue (as defined herein) exceeds the sum of (a) the statutory reserve, (b) the contingency reserve for anticipated losses and (c) retained earnings, such excess may be allocated to the Unrealized Revenue reserve. Unrealized Revenue is defined under the Brazilian Corporation Law as the sum of (a) price-level restatement of certain balance sheet accounts, (b) the share of equity earnings of affiliated companies and (c) profits from installment sales to be received after the end of the next succeeding fiscal year.

According to the Company's Charter, after the allocation of the Mandatory Distribution, as described below, the remaining Distributable Amount shall have the allocation approved at a general shareholders' meeting which may include an allocation to retained earnings or a distribution of supplemental dividends.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as the Year-End Financial Statements included herein, that are prepared using the constant currency method according to Brazilian GAAP.

Mandatory Dividends

The Brazilian Corporation Law requires that the corporate charter of each Brazilian corporation specify a minimum percentage of the Distributable Amount of such corporation for each fiscal year that must be distributed as dividends (the "Mandatory Distribution"). Under the Company's Charter, the Mandatory Distribution has been fixed at an amount equal to 25% of the Distributable Amount unless the Board of Directors of the Company determines that payment of a lesser amount would be advisable in view of the Company's financial condition. Dividends issued on the Common Stock, Preferred A Shares and Preferred B Shares will be distributed in accordance with the proportion of total capital represented by such respective classes of shares, provided however, that if the Board of Directors determines to pay a lesser amount than the Mandatory Distribution, holders of Preferred A Shares remain entitled to a non-cumulative preferred dividend as to such portion of the total Mandatory Distribution payable by the Company each year under its Charter as is proportionate to the percentage which Preferred A Shares represent of the total capital stock of the Company. See "Investment Consideration—Factors Relating to the Company—Recent Amendments to the Charter of the Company."

Since 1990, the Company has not made any distribution of cash dividends with respect to Preferred A Shares and Common Shares (Preferred B Shares were not in existence at the time that such dividends were paid), because the Company did not have sufficient distributable profits. In 1993, the Company paid stock dividends in lieu of cash dividends to all of its shareholders. See "—History of Dividend Payments."

Under Brazilian Corporation Law, the Company is not permitted to suspend the preferred dividend rights of Preferred A Shares for any year. Brazilian Corporation Law does, however, permit a company to suspend the Mandatory Distribution in respect of Preferred B Shares and Common Shares if the Board of Directors and the Audit Committee report to the Shareholders' Meeting that the distribution would be incompatible with the financial circumstances of the Company. See "Description of Capital Stock—General."

Law No. 9,249 of December 26, 1995 provides for distribution of interest on net worth as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the long-term interest rate published by BNDES, the Brazilian development bank, and cannot exceed the greater of 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or 50% of retained earnings. The amount paid to shareholders as interest on the net worth can be included as part of the Mandatory Distribution. This form of distribution may also be accounted for as a deductible expense in the calculation of the Company's income taxes.

Payment of Dividends

The Company is required by the Brazilian Corporation Law to hold an annual general shareholders' meeting by April 30 of each year at which an annual dividend may be declared. Under the Brazilian Corporation Law, dividends generally are required to be paid to the holder of record on such date of declaration within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its Shares, after which the Company has no liability for such payment. The Company is not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration and is not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date. Consequently, the amount, in real terms, of dividends paid to shareholders if not adjusted, may be substantially reduced due to inflation. To the extent permissible by law, and following

a recommendation of the Board of Directors, the Company may adjust dividends for inflation from the date of declaration to the payment date. The Company, however, has never made such an adjustment.

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The Preferred B Shares underlying the GDSs will be held in Brazil by the Custodian, as agent for the Depositary, which will be the registered owner on the records of the Company.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into US dollars and will cause such US dollars to be delivered to the Depositary for distribution to holders of GDRs. See "Description of Global Depositary Receipts." In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into US dollars, the amount of US dollars payable to holders of GDRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. See "Investment Considerations—Factors Relating to Brazil—Effects of Currency and Exchange Rate Instability on Financial Results, Market Prices and Dividends." Dividends in respect of the Preferred B Shares paid to resident and non-resident shareholders, including holders of GDSs, are not currently subject to Brazilian withholding tax. See "Taxation—Brazilian Tax Considerations."

History of Dividend Payments

For the fiscal year ended December 31, 1989, the Company paid cash dividends in the total amount of Cr$148,276,434.15 in accordance with its Charter and the Brazilian Corporation Law to holders of Common Shares and Preferred A Shares, calculated pro rata to the proportion of the total capital stock of the Company represented by each class of share. In 1991 and 1992, the Company did not make distribution of dividends to any of its shareholders because it did not have a sufficient Distributable Amount. In 1993, the Company created the Preferred B Shares and paid stock dividends (consisting of 202,863,805 Preferred B Shares) in lieu of cash dividends to holders of Common Shares and Preferred A Shares. The Company did not make distributions of cash dividends in respect of the 1993, 1994 and 1995 fiscal years.

Dividend Policy

The Company is required by its Charter and Brazilian Corporation Law to pay the Mandatory Dividend. The Company has not paid a cash dividend since 1990 and its ability to pay such Mandatory Dividend is dependent upon its results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Pursuant to its debenture issuance, the Company agreed not to distribute any dividends in excess of the Mandatory Distribution in the event the Company fails to make any payments of principal, interest or premiums within fifteen days of the scheduled payment date.

DESCRIPTION OF GLOBAL DEPOSITARY RECEIPTS

The following includes a summary of the Rule 144A Deposit Agreement and the Regulation S Deposit Agreement (each as defined below).

Description of Rule 144A Global Depositary Shares

The following includes a summary of the Rule 144A Deposit Agreement (the "Rule 144A Deposit Agreement"), dated as of August 1, 1996, among the Company, the Depositary and all registered holders from time to time of the Rule 144A GDRs evidencing the Rule 144A GDSs ("Rule 144A GDR Holders") and all owners from time to time of any beneficial interest in the Master Rule 144A GDR ("Rule 144A Beneficial Owners"). This description contains all material information relating to the terms and conditions of the Rule 144A GDSs but does not purport to be complete and is qualified in its entirety by reference to the Rule 144A Deposit Agreement. Copies of the Rule 144A Deposit Agreement are available for inspection at the principal New York office of the Depositary (the "Principal New York Office"), currently located at 111 Wall Street, 5th Floor, New York, New York 10043, at the principal London office of the Depositary (the "Principal London Office"), currently located at Cottons Centre, Hays Lane, London SE1 2QT, England, and at the principal office of the Custodian, currently located at Rua Boa Vista 185, 01014-001 São Paulo, S.P., Brazil.

Rule 144A GDRs and Book-Entry Ownership. Rule 144A GDRs evidencing Rule 144A GDSs are issuable by the Depositary pursuant to the Rule 144A Deposit Agreement. Each Rule 144A GDS represents, as of the date of the issuance of the Rule 144A GDSs in connection with the Offering, 100 Preferred B Shares or rights thereto (such Preferred B Shares or rights thereto, together with all other securities, cash or property held in respect or in lieu of such Preferred B Shares, or rights, being herein referred to as the "Rule 144A Deposited Securities"). Such Rule 144A Deposited Securities will be deposited with the Custodian prior to closing and registered in the name of the Depositary or its nominee. Delivery will be effected by book-entry transfer. A Rule 144A GDR may represent any number of Rule 144A GDSs.

The Company and the Depositary have applied to DTC for acceptance of the Rule 144A GDSs in the book-entry settlement system maintained by DTC. If such application is accepted, a single Master Rule 144A GDR evidencing all the Rule 144A GDSs will be held in book-entry form and will be issued to DTC and registered in the name of Cede & Co., as nominee of DTC, and may be held by the Depositary, as custodian for DTC. Thereafter, as long as Rule 144A GDSs are held in book-entry form, Cede & Co. (or any successor nominee) will be the holder of record of all such Rule 144A GDSs. Accordingly, each person owning a beneficial interest in the Master Rule 144A GDR must rely upon the procedures of DTC and the institutions having accounts with DTC to exercise or be entitled to any rights of a holder of Rule 144A GDSs. So long as any Rule 144A GDSs are traded through DTC's book-entry settlement system or unless otherwise required by law, ownership of beneficial interests in the Master Rule 144A GDR will be shown on, and the transfer of that ownership will be effected only through, records maintained by (i) DTC or its nominee (with respect to DTC participants' interests) or (ii) institutions that have accounts with DTC. Where the context requires, the term "Rule 144A GDR" includes the Master Rule 144A GDR.

If at any time DTC ceases to make its book-entry settlement system available for the Rule 144A GDSs, the Company will be required under the Rule 144A Deposit Agreement to consult with the Depositary regarding other arrangements for book-entry settlement. Only in the event that it is impracticable without undue effort or expense to continue to have the Rule 144A GDSs available in book-entry form, as determined by the Company and the Depositary, will the Company instruct the Depositary to make Rule 144A GDRs available in physical, certificated form to all Rule 144A Beneficial Owners, with such additions, deletions and modifications to the form of Rule 144A GDRs and the Rule 144A Deposit Agreement and subject to any other requirements in connection therewith as the Company and the Depositary may, from time to time, agree.

The Rule 144A GDRs will contain the legend regarding certain restrictions on transfer set forth under "Notice to Investors—Rule 144A GDSs" and such other legends as the Company and the Depositary may agree upon from time to time.

Available Information. The Company furnishes certain information to the SEC in accordance with Rule 12g3-2(b) under the Exchange Act, and has been informed by the SEC that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act. If, at any time, the Company is neither subject to Section 13 or Section 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, the Rule 144A Deposit Agreement provides that the Company will furnish to Rule 144A GDR Holders, Rule 144A Beneficial Owners and holders of Preferred B Shares withdrawn upon surrender of Rule 144A GDRs and any prospective purchasers of Rule 144A GDSs designated by such Rule 144A GDR Holders, Rule 144A Beneficial Owners or holders of Preferred B Shares, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of Rule 144A GDSs and Preferred B Shares.

Deposit and Withdrawal of Preferred B Shares. The Preferred B Shares to be represented by the Rule 144A GDSs issued and sold in the Offering will be deposited with the Custodian and credited to an account maintained for such purpose by the Depositary with the Custodian, and the Depositary will be the holder of record of all such Preferred B Shares. Subject to the terms and conditions of the Rule 144A Deposit Agreement, upon transfer of such Preferred B Shares to the Custodian, the Depositary will execute and deliver the Rule 144A GDRs. Ownership of the Preferred B Shares so transferred will be shown on, and transfers of such ownership will be effected through, records maintained by or on behalf of the Company.

Brazilian law provides that ownership of capital shares generally be evidenced only by a record of ownership maintained by either the issuer or an accredited intermediary, such as a bank, acting as a registrar for the shares. Thus, all references to the deposit, surrender and delivery of the Preferred B Shares refer only to book-entry transfers and do not contemplate the physical transfer of certificates representing the Preferred B Shares in Brazil. See "Description of Capital Stock" for a description of the characteristics and rights of the Preferred B Shares.

Subsequent to the Offering, subject to the terms and conditions of the Rule 144A Deposit Agreement, upon receipt of: (1) a deposit of Preferred B Shares (x) through electronic transfer of Preferred B Shares for credit to or for the account maintained by the Custodian with the clearing house for the respective Brazilian stock exchange, or (y) by delivery to the Custodian of evidence satisfactory to the Custodian that irrevocable instructions have been given to cause such Preferred B Shares to be transferred to such account; (2) appropriate written issuance instructions; (3) the certification and agreement referred to in the following sentence; (4) any additional documentation required under the Rule 144A Deposit Agreement; and (5) payment of any taxes, applicable fees and expenses of the Depositary and stock transfer or registration expenses, the Depositary will (i) if the Rule 144A GDSs are available in book-entry form, make appropriate adjustments to its records for the appropriate number of Rule 144A GDSs representing Preferred B Shares so deposited and with respect to the Master Rule 144A GDR notify DTC as to the adjusted number of Rule 144A GDSs or (ii) if the Rule 144A GDSs are not available in book-entry form, execute and deliver a Rule 144A GDR or Rule 144A GDRs registered in the name of the person depositing such Preferred B Shares or as directed by such person for the number of Rule 144A GDSs issuable in respect of such deposit, at the Depositary's Principal New York Office or Principal London Office, as the case may be. Notwithstanding the foregoing, any such issuance of Rule 144A GDSs is subject to receipt by the Depositary of a certification and agreement by or on behalf of the person acquiring such Rule 144A GDSs or such beneficial interest in the Master Rule 144A GDR that such person (i) acknowledges that the Rule 144A GDRs, the Rule 144A GDSs and the Preferred B Shares represented thereby have not been and will not be registered under the Securities Act, (ii) is a QIB and that such QIB (or the QIB on whose behalf it is acting) will be at the time of issuance of the Rule 144A GDSs the beneficial owner thereof, and (iii)

agrees to comply with the restrictions on transfer of the Rule 144A GDRs and Rule 144A GDSs and the underlying Preferred B Shares described under "Notice to Investors—Rule 144A GDSs."

The Depositary will not, in its capacity as such, lend deposited Preferred B Shares or Rule 144A GDSs; provided, however, that the Depositary reserves the right (i) to issue Rule 144A GDSs, prior to the receipt of Preferred B Shares and (ii) to deliver Preferred B Shares prior to the receipt and cancellation of Rule 144A GDSs, including Rule 144A GDSs which were issued under (i) above but for which Preferred B Shares may not have been received. The Depositary may receive Rule 144A GDSs in lieu of Preferred B Shares under (i) above and receive Preferred B Shares in lieu of such Rule 144A GDSs under (ii) above. Each such transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom Rule 144A GDSs are issued or Preferred B Shares delivered (w) represents that at the time the Depositary issues such Rule 144A GDSs or delivers such Preferred B Shares, the Applicant or its customer owns the Preferred B Shares or Rule 144A GDSs to be delivered to the Depositary, (x) agrees to indicate the Depositary as owner of such Preferred B Shares or Rule 144A GDSs in its records and to hold such Preferred B Shares or Rule 144A GDSs in trust for the Depositary until their delivery to the Depositary or the Custodian, (y) unconditionally guarantees to deliver such Preferred B Shares or Rule 144A GDSs upon the Depositary's request and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (c) terminable by the Depositary on not more than five business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Preferred B Shares or Rule 144A GDSs issued by it under (i) and (ii) above and outstanding at any time to 30% of the Rule 144A GDSs issued by the Depositary and with respect to which Preferred B Shares are on deposit with the Depositary or the Custodian (without giving effect to Rule 144A GDSs outstanding under (i) above); provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary will also set limits with respect to the number of Rule 144A GDSs or Preferred B Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate. Collateral provided by an Applicant for Rule 144A GDSs or Preferred B Shares, but not the earnings thereon, shall be held for the benefit of such Applicant. The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including, without limitation, earnings on the collateral.

If Rule 144A GDSs are available in book-entry form, upon receipt by the Depositary at its Principal New York Office of written instructions from DTC or its nominee on behalf of any Rule 144A Beneficial Owner surrendering any beneficial interest in the Master Rule 144A GDR, together with a corresponding credit to the Depositary's account at DTC for the Rule 144A GDSs so surrendered, or upon surrender of a Rule 144A GDR at the Depositary's Principal New York Office or Principal London Office, in either case for the purpose of withdrawal of the Rule 144A Deposited Securities then represented by the Rule 144A GDSs evidenced by such Rule 144A GDR or constituting such person's beneficial interest in the Master Rule 144A GDR, and upon payment of the charges, fees, taxes and expenses provided in the Rule 144A Deposit Agreement and upon receipt of written instructions from the Rule 144A GDR Holder or DTC participant directing the Depositary to cause the Rule 144A Deposited Securities being withdrawn to be delivered to or upon written order of such person, subject to the terms of the Rule 144A Deposit Agreement, such Rule 144A GDR Holder or Rule 144A Beneficial Owner will be entitled to electronic delivery through the clearing house for the respective Brazilian stock exchange to an account outside the United States designated by such person, of the Preferred B Shares and any other documents of title at the time represented by the beneficial interests in the Master Rule 144A GDR together with such other delivery of Rule 144A Deposited Securities (other than Preferred B Shares) then represented by Rule 144A GDSs as the Depositary may effect. Any Rule 144A GDR Holder or Rule 144A Beneficial Owner requesting withdrawal of Preferred B Shares against delivery of Rule 144A GDRs or surrender of a beneficial interest in the Master Rule 144A GDR shall deliver to the Depositary a written order containing delivery instructions, together with a

written certification and agreement by or on behalf of the person who, upon such withdrawal of Preferred B Shares, will be the beneficial owner thereof, acknowledging that the Preferred B Shares have not been registered under the Securities Act and (1) in the case of QIBs who purchased such Rule 144A GDSs in reliance on Rule 144A, agreeing (a) not to offer, sell, pledge or otherwise transfer the Preferred B Shares except in a transaction which complies with the restrictions on transfer set forth under "Notice to Investors—Rule 144A GDSs" and (b) not to deposit or cause to be deposited such Preferred B Shares while such Preferred B Shares are or may be deemed to be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act into any depositary receipt facility established or maintained by a depositary bank (including any other facility maintained by the Depositary) relating to such Preferred B Shares other than a Rule 144A restricted depositary receipt facility or (2) in the case of a person located outside the United States, certifying that it acquired the Rule 144A GDSs or such beneficial interest or Preferred B Shares outside the United States within the meaning of Regulation S. The Depositary will confirm receipt of such order. No electronic delivery of Preferred B Shares to an account within the United States will be permitted and Preferred B Shares in certificated form (if permitted by applicable settlement practice) withdrawn for delivery in the United States will be required to bear a legend with respect to restriction on transfer as set forth under "Notice to Investors—Rule 144A GDSs."

Neither the Depositary nor the Custodian under the Regulation S Deposit Agreement, nor any nominee or person on their behalf, shall knowingly accept Preferred B Shares withdrawn from the Rule 144A Deposit Agreement for the purpose of deposit under the Regulation S Deposit Agreement, or issue Regulation S GDSs against delivery thereof, as long as such Preferred B Shares are or may be deemed to be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

Withdrawal of Rule 144A Deposited Securities may be subject to such other transfer restrictions or certifications as the Company may from time to time determine to be necessary for compliance by the Company with applicable laws, including the securities laws of the United States and Brazil. The forwarding of Rule 144A Deposited Securities or documents of title therefor to a Rule 144A GDR Holder or as ordered by a Rule 144A GDR Holder may be made to the Principal New York Office of the Depositary at the Rule 144A GDR Holder's risk and expense or at the risk and expense of the persons submitting written instructions for delivery.

Dividends, Other Distributions and Rights. The Depositary is required as soon as practicable to convert into US dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting US dollars to the United States, all cash dividends and other cash distributions denominated in *Reais* (or any other currency other than US dollars) that it or the Custodian receives in respect of the deposited Preferred B Shares, and to distribute as soon as practicable the amount received to the Rule 144A GDR Holders in proportion to the number of Rule 144A GDSs evidenced by the Rule 144A GDRs held by them respectively without regard to any distinctions among Rule 144A GDR Holders on account of exchange restrictions or the date of delivery of any Rule 144A GDR or Rule 144A GDRs or otherwise. The amount distributed will be reduced by any amounts to be withheld by the Company, the Depositary or the Custodian, including amounts on account of any applicable taxes. See "Taxation." If the Depositary determines that in its judgment any currency other than US dollars received by it cannot be converted on a reasonable basis and transferred, the Depositary may distribute such foreign currency received by it or in its discretion hold such foreign currency (without liability for interest) for the respective accounts of the Rule 144A GDR Holders entitled to receive the same. Changes in the value of the *Real* during the period between the time dividends or other cash distributions are received by the Custodian and distributed by the Depositary may adversely affect the amount of US dollars distributed to Rule 144A GDR Holders. See "Investment Considerations—Factors Relating to Brazil—Effects of Currency and Exchange Rate Instability on Financial Results, Market Prices and Dividends."

If the Company declares a dividend in, or free distribution of, additional Preferred B Shares, upon receipt by or on behalf of the Depositary of additional Preferred B Shares, the Depositary may, after

consultation with the Company, and shall if the Company so requests, (i) instruct the Company to deposit or cause such Preferred B Shares to be deposited with the Custodian and (ii) either (A) if Rule 144A GDSs are available in book-entry form, reflect on the records of the Depositary such increase in the aggregate number of Rule 144A GDSs representing Preferred B Shares evidenced by the Master Rule 144A GDR and give notice to DTC of the related increase in the number of Rule 144A GDSs evidenced by the Master Rule 144A GDR, or (B) if Rule 144A GDSs are not available in book-entry form, distribute to the Rule 144A GDR Holders in proportion to their holdings, additional Rule 144A GDRs for an aggregate number of Rule 144A GDSs representing the number of Preferred B Shares received as such dividend or free distribution, in either case after deduction or payment of any applicable fees and expenses of the Depositary. If such adjustments in the records of the Depositary are not so made or additional Rule 144A GDRs are not so issued, each Rule 144A GDS shall thereafter also represent the additional Preferred B Shares distributed with respect to the Preferred B Shares represented thereby. If for any reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such other method as it may deem equitable and practicable for the purpose of effecting such distribution. In lieu of issuing Rule 144A GDRs for fractional Rule 144A GDSs in the event of any such distribution, the Depositary may sell the amount of Preferred B Shares represented by the aggregate of such fractions and distribute the net proceeds in US dollars to Rule 144A GDR Holders in accordance with the Rule 144A Deposit Agreement.

If the Custodian or the Depositary receives any distribution upon any deposited Preferred B Shares in property (other than cash, rights or Preferred B Shares), the Depositary, after consultation with the Company and after receipt of opinions of counsel that the proposed distribution does not violate applicable laws and regulations, will distribute such property to the Rule 144A GDR Holders entitled thereto, after deduction or upon payment of the fees and expenses of the Depositary, in proportion to their holdings in any manner that the Depositary deems equitable and practicable. If in the opinion of the Depositary, however, the distribution of such property cannot be made proportionately among such Rule 144A GDR Holders, or if for any other reason (including any requirement that the Company, the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges, any requirement under applicable securities or exchange control regulations or that such property consists of securities that must be registered under the Securities Act in order to be distributed to Rule 144A GDR Holders) the Depositary deems such distribution not feasible, the Depositary may adopt such method as it may deem equitable and practicable in order to effect such distribution, including the sale (public or private) of all or any part of such property and the distribution to Rule 144A GDR Holders of the net proceeds of any such sale.

If the Company offers to the holders of Preferred B Shares any rights to subscribe for additional Preferred B Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to Rule 144A GDR Holders entitled thereto or in disposing of such rights for the benefit of such Rule 144A GDR Holders or in allowing such rights to lapse (without incurring any liability to any person as a consequence thereof) in the event such rights may not be made available or be disposed of and making the net proceeds available in US dollars to such Rule 144A GDR Holders; provided that the Depositary will, at the written request of the Company and if the Depositary determines it lawful and feasible, either (a) make such rights available to, or facilitate the exercise thereof by or on behalf of, all or certain Rule 144A GDR Holders or Rule S Beneficial Owners by means of warrants or otherwise or (b) if making such rights available is not lawful or feasible, or if the rights are not exercised and appear to be about to lapse, in its discretion sell such rights at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and distribute the net proceeds of such sale to the Rule 144A GDR Holders otherwise entitled thereto upon an averaged or other practicable basis without ...gard to any distinctions among Rule 144A GDR Holders on account of exchange restrictions or the ... of delivery of a Rule 144A GDR or Rule 144A GDRs or otherwise and distribute such net proceeds ... extent practicable as in the case of the distribution of cash pursuant to the Rule 144A Deposit ...ent.

The Depositary will not offer any rights to Rule 144A GDR Holders or Rule 144A Beneficial Owners unless and until a registration statement under the Securities Act with respect to such rights and the securities to which any such rights relate is in effect or unless the Company furnishes the Depositary opinions of counsel or other evidence satisfactory to the Depositary that the offering and sale of such rights or securities to such Rule 144A GDR Holders or Rule 144A Beneficial Owners are exempt from or do not require registration under the provisions of the Securities Act and any other applicable laws. The Company will have no obligation to register such rights or securities under the Securities Act or any other applicable laws. In such a case, the Depositary would, to the extent possible, dispose of such rights for the account of such holders, provided however, that if the Depositary can neither make such rights available or dispose of them, then the Depositary will allow them to lapse.

Although Brazilian law permits the transferability of preemptive rights separate and apart from the Preferred B Shares to which such rights relate, a liquid market for preemptive rights may not exist, and this may adversely affect the amount the Depositary would realize upon disposal of rights. In addition, such a disposal of rights may reduce the proportionate equity interest of the Rule 144A GDR Holders in the Company.

If the Depositary determines that any distribution of property (including Preferred B Shares or rights to subscribe therefor) other than cash is subject to any taxes, assessments or governmental charges that the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay such taxes, assessments or governmental charges, and thereafter distribute the net proceeds of any such sale or the balance of such property after such deduction of such taxes or governmental charges to the Rule 144A GDR Holders entitled thereto.

Changes Affecting Deposited Preferred B Shares. Upon any change in nominal or par value, any split, consolidation or other reclassification of Preferred B Shares of the Company, or other Rule 144A Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities received by the Depositary or the Custodian in exchange for, in conversion or replacement of or otherwise in respect of Rule 144A Deposited Securities, shall, subject to the terms of the Rule 144A Deposit Agreement, be treated as newly deposited securities under the Rule 144A Deposit Agreement, and the Rule 144A GDSs shall, subject to the terms of the Rule 144A Deposit Agreement and in compliance with applicable laws (including the registration requirements under the Securities Act), thenceforth represent the right to receive the securities so received; provided that the Depositary may make appropriate adjustments in its records as in the case of a stock dividend, or that the Depositary may, with the Company's approval, and shall, if the Company so requests, execute and deliver new Rule 144A GDRs or call for the surrender of outstanding Rule 144A GDRs to be exchanged for new Rule 144A GDRs.

Record Dates. Whenever the Depositary shall receive notice from the Company of the fixing of a record date for the determination of holders of Rule 144A Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash or rights with respect to the Rule 144A Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Preferred B Shares that are represented by each Rule 144A GDS, or whenever the Depositary receives notice of any meeting of holders of Preferred B Shares or other Rule 144A Deposited Securities, or for any other reason that the Depositary deems necessary or desirable in connection with the performance of its duties under the Rule 144A Deposit Agreement, the Depositary will fix, by notice to Rule 144A GDR Holders and the Company, a record date (which shall be to the extent practicable the same as the corresponding record date set by the Company) for the determination of the Rule 144A GDR Holders entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, to exercise the rights of Rule 144A GDR Holders with respect to such changed number of Preferred B Shares or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Rule 144A Deposit Agreement.

Voting of the Underlying Rule 144A Deposited Securities. Preferred B Shares do not entitle the holders thereof to vote on any matter presented to a vote of shareholders of the Company except as set forth under "Description of Capital Stock—Voting Rights." With respect to the circumstances set forth thereunder and if, in the future, the terms of the Preferred B Shares should be revised or amended so as to provide for additional voting rights, or should Preferred B Shares obtain voting rights through any change in the laws, rules or regulations applicable to such shares or through any change in interpretation of such laws, the following shall apply:

As soon as practicable after receipt by the Depositary of notice of any meeting of holders of Preferred B Shares or any other meeting of holders of the Company's securities at which holders of Preferred B Shares or other Rule 144A Deposited Securities are entitled to vote, under the Rule 144A Deposit Agreement the Depositary will mail or cause to be mailed the information in English contained in such notice of meeting to the record Rule 144A GDR Holders and a statement that the record holders at the close of business on the date specified by the Depositary are entitled under the Rule 144A Deposit Agreement, subject to any applicable provisions of Brazilian law and the Charter of the Company governing Rule 144A Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Preferred B Shares or other Rule 144A Deposited Securities, as the case may be, represented by their respective Rule 144A GDSs. The Depositary will endeavor, insofar as practicable, to vote the Preferred B Shares or other Rule 144A Deposited Securities so represented in accordance with any such written instructions of Rule 144A GDR Holders. The Depositary may not itself exercise any voting discretion over any Preferred B Shares or other Rule 144A Deposited Securities. If the Depositary does not receive instructions from a Rule 144A GDR Holder on or before the date established by the Depositary for such purpose, the Preferred B Shares evidenced by the Rule 144A GDSs owned by such Rule 144A GDR Holder will not be voted.

Reports, Notices and Communications. On or before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of Preferred B Shares or other Rule 144A Deposited Securities or any such meeting at which such holders are entitled to vote or otherwise attend or speak, or any adjourned meeting, or of the taking of any action by such holders other than at a meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of deposited Preferred B Shares, or any Rule 144A Deposited Securities, or for any other reason, pursuant to the Rule 144A Deposit Agreement, the Company will be required to transmit to the Depositary and the Custodian an English-language copy of the notice thereof in the form given or to be given to holders of Preferred B Shares or any Rule 144A Deposited Securities, and an English-language copy of a summary of any provisions or proposed provisions of the Company's Charter or provisions governing the Rule 144A Deposited Securities relevant to such notice or to a vote to be taken at the meeting, as well as an English-language copy of the most recent annual and interim reports.

The Depositary will, at the Company's expense, arrange for the prompt transmittal by the Custodian to the Depositary of such reports, notices and communications that are made generally available by the Company to the holders of Preferred B Shares including annual and interim reports, if any. The Company also will provide to the Custodian or the Depositary English-language translations of such reports, notices and communications (or English-language summaries thereof in accordance with Rule 12g3-2(b) under the Exchange Act) concurrently with the receipt by the Custodian of such reports, notices and communications.

The Depositary will be required under the Rule 144A Deposit Agreement to make available for inspection by Rule 144A GDR Holders and Rule 144A Beneficial Owners at its Principal New York Office and Principal London Office and at the principal office of the Custodian any reports, notices and communications received from the Company which are both (i) received by the Depositary or the Custodian under the Rule 144A Deposit Agreement and (ii) made generally available to the holders of such deposited Preferred B Shares by the Company. The Depositary also will be required to send to Rule 144A GDR Holders, at the Company's expense, copies of such reports, notices and communications when furnished by the Company as provided in the Rule 144A Deposit Agreement.

Amendment and Termination of the Rule 144A Deposit Agreement. The form of the Rule 144A GDRs and the Rule 144A Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. Any amendment that imposes or increases any fees or charges (other than the fees of the Depositary for the issuance and cancellation of Rule 144A GDRs or the making of deposits, if any, taxes, assessments, and other governmental charges, custody, transfer and registration fees in respect of transfers of Rule 144A Deposited Securities, delivery expenses, charges incurred in connection with conversion of foreign currency or foreign exchange control regulations), or that otherwise prejudices any substantial existing right of Rule 144A GDR Holders or Rule 144A Beneficial Owners, will not take effect as to the outstanding Rule 144A GDRs until the expiration of 30 days after notice of such amendment has been given to the Rule 144A GDR Holders. Every Rule 144A GDR Holder and Rule 144A Beneficial Owner at the time such amendment becomes effective will be deemed, by continuing to hold such Rule 144A GDR, or beneficial interest in the Master Rule 144A GDR, to consent and agree to such amendment and to be bound by the Rule 144A Deposit Agreement as amended thereby. Except to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any Rule 144A GDR Holder or Rule 144A Beneficial Owner to surrender his Rule 144A GDR or beneficial interest in the Master Rule 144A GDR and receive therefor the Rule 144A Deposited Securities represented thereby.

Whenever so directed by the Company, the Depositary has agreed to terminate the Rule 144A Deposit Agreement by mailing notice of such termination to the Rule 144A GDR Holders at least 60 days prior to the date fixed in such notice for such termination. At any time 60 days after the Depositary shall have delivered to the Company a notice of its election to resign or after the Company shall have delivered to the Depositary a notice of removal, the Depositary may likewise terminate the Rule 144A Deposit Agreement, provided, in either case, that a successor depositary shall not have been appointed and accepted its appointment as provided in the Rule 144A Deposit Agreement before the end of such 60-day period. If any Rule 144A GDRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of Rule 144A GDRs, will suspend the distribution of dividends to the holders thereof, will not accept deposits of Preferred B Shares and will not give any further notices or perform any further acts under such Rule 144A Deposit Agreement, except (1) the collection of dividends and other distributions pertaining to the Preferred B Shares and any other Rule 144A Deposited Securities represented by such Rule 144A GDRs, (2) the sale of rights and other property as provided in the Rule 144A Deposit Agreement and (3) the delivery of Preferred B Shares and other Rule 144A Deposited Securities as the Depositary may effect at the office of the Custodian, together with any dividends or other distributions and the net proceeds of the sale of any rights or other property received with respect thereto, in all such cases without liability for interest, in exchange for surrendered Rule 144A GDRs subject to the applicable terms of the Rule 144A Deposit Agreement, including the payment of the fees and other charges of the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell the Preferred B Shares and any other property represented by such Rule 144A GDRs and hold the net proceeds, together with any other cash then held, without liability for interest, in an unsegregated escrow account for the pro rata benefit of the holders of Rule 144A GDRs that have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Rule 144A Deposit Agreement except for certain indemnification and accounting obligations. Upon the termination of the Rule 144A Deposit Agreement, the Company also will be discharged of all obligations thereunder, except for certain obligations to the Depositary.

Charges of Depositary. Rule 144A Beneficial Owners will not pay any fees in connection with the initial issuance of Rule 144A GDRs. Therafter, the Depositary will charge any party that receives Rule 144A GDSs against deposit of Preferred B Shares (including pursuant to any dividend in, or free distribution of, Preferred B Shares, exercise of rights or an exchange of stock in respect of the Rule 144A GDRs or Preferred B Shares or a distribution of Rule 144A GDRs pursuant to the Rule 144A Deposit Agreement) up to US$5.00 for each 100 Rule 144A GDSs (or fraction thereof) evidencing such Preferred B Shares for such deposit. The Depositary will charge any party surrendering any Rule 144A GDR or beneficial interest in the Master Rule 144A GDR for the purpose of withdrawal of deposited Preferred B Shares or other Rule 144A Deposited Securities, up to US$5.00 for each 100 Rule 144A GDSs (or fraction thereof). In addition, the Depositary will charge any party (i) receiving any dividend in, or free distribution of, Preferred B Shares or Preferred B Shares distributed upon the exercise of rights, a fee of up to US$0.05 per Rule 144A GDSs held by such party, or (ii) receiving cash dividends a fee up to US$0.02 per Rule 144A GDS held by such party in each case upon each dividend distributed or any other distribution or any corporate action involving distributions to holders of Preferred B Shares (other than a distribution to which the deposit fee applies). The Company will pay all other charges of the Depositary and those of the registrar, if any, under the Rule 144A Deposit Agreement, except for taxes and other governmental charges, any applicable share transfer, custody and registration fees on deposits of Preferred B Shares or other Rule 144A Deposited Securities, certain cable, telex, facsimile transmission and delivery charges and such expenses as are incurred by the Depositary in the conversion of foreign currency into US dollars, as provided in the Rule 144A Deposit Agreement, which shall be payable by Rule 144A GDR Holders or Rule 144A Beneficial Owners, as the case may be.

Liability of Rule 144A GDR Holders for Taxes or Other Charges. Any tax, assessment or other governmental charge or expense payable by the Depositary or its nominee as the registered holder of any deposited Preferred B Shares or other Rule 144A Deposited Securities represented by Rule 144A GDSs evidenced by any Rule 144A GDR shall be payable by the Rule 144A GDR Holder of such Rule 144A GDR to the Depositary. The Depositary may refuse, and the Company shall be under no obligation, to effect any registration of transfer of all or part of such Rule 144A GDR, or any split-up or combination of such Rule 144A GDR or any deposit or withdrawal of the Preferred B Shares or Rule 144A Deposited Securities underlying such Rule 144A GDR until such payment is made, and may withhold or deduct any dividends or other distributions or may sell for the account of the holder thereof any or all of the deposited Preferred B Shares or Rule 144A Deposited Securities underlying such Rule 144A GDR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax, assessment or other governmental charge or expense and the holder of such Rule 144A GDR shall remain liable for any deficiency.

Execution, Transfer and Surrender of Rule 144A GDRs. The Rule 144A GDRs are transferable on the books of the Depositary, provided that the Depositary may, upon notice to the Company, close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties under the Rule 144A Deposit Agreement or at the reasonable request of the Company. As a condition precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any Rule 144A GDR or beneficial interest in the Master Rule 144A GDR, the adjustment of its records or transfer or withdrawal of Preferred B Shares, the Depositary, the Company or the Custodian may require payment from a Rule 144A GDR Holder, a person presenting the Rule 144A GDR or beneficial interest therein or a depositor of such Preferred B Shares of a sum sufficient to reimburse it for any tax, assessment or other governmental charge or expense, and any stock transfer or registration fee with respect to Preferred B Shares and payment of any applicable fees payable by the Rule 144A GDR Holders or Rule 144A Beneficial Owners. The Depositary may refuse to deliver Rule 144A GDRs, register the transfer of any Rule 144A GDR, adjust its records for the number of Rule 144A GDSs evidenced by the Master Rule 144A GDR or make any distribution of, or related to, the underlying Preferred B Shares until it or the Custodian has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may reasonably deem necessary or proper or as the Company may require by written

request to the Depositary. The execution and delivery or transfer of Rule 144A GDRs or the adjustments in the records of the Depositary for the number of Rule 144A GDSs evidenced by the Master Rule 144A GDR generally may be suspended during any period when the transfer books of the Depositary, the Company or the Custodian are closed or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time. Rule 144A GDR Holders may inspect the transfer books of the Depositary at any reasonable time at its Principal New York Office (and, in the event Rule 144A GDSs are not available in book-entry form, at its Principal London Office if requested in advance by such holder), provided that such inspection shall not be for the purpose of communicating with holders of Rule 144A GDRs in the interest of a business or object other than the business of the Company or a matter related to the Rule 144A Deposit Agreement or the Rule 144A GDRs.

General. Neither the Depositary and its agents, nor the Company and its agents, will be liable to any Rule 144A GDR Holder or Rule 144A Beneficial Owner if prevented or delayed in performing their respective obligations under the Rule 144A Deposit Agreement by law, by any governmental authority or by any circumstances beyond their control or in the case of the Depositary, any provision of the bylaws or of the Rule 144A Deposited Securities. The obligations of the Company and the Depositary under the Rule 144A Deposit Agreement are expressly limited to performing their respective duties specified therein in good faith and without negligence. The Company and the Depositary have each agreed to indemnify the other in certain circumstances arising out of acts performed or omitted in connection with the Rule 144A Deposit Agreement as well as arising out of the offer or sales of the Rule 144A GDSs, Rule 144A GDRs or Preferred B Shares or other Rule 144A Deposited Securities and any offering document relating thereto. The Company and the Depositary have agreed to submit to the non-exclusive jurisdiction of the federal courts in the State of New York in connection with disputes between them relating to the Rule 144A Deposit Agreement. The Company also has agreed to submit to the non-exclusive jurisdiction of any state or federal court of the United States in which an action relating to the Rule 144A Deposit Agreement is brought by a Rule 144A GDR Holder or a Rule 144A Beneficial Owner against the Depositary, or against the Depositary and the Company, solely in connection with claims by the Depositary against the Company arising out of such action.

Governing Law. The Rule 144A Deposit Agreement and the Rule 144A GDSs will be governed by and construed in accordance with the laws of the State of New York.

Description of Regulation S Global Depositary Shares

The following includes a summary of the Regulation S Deposit Agreement (the "Regulation S Deposit Agreement" and, together with the Rule 144A Deposit Agreement, the "Deposit Agreements"), dated as of August 1, 1996, among the Company, the Depositary and all registered holders from time to time of Regulation S GDRs evidencing the Regulation S GDSs ("Regulation S GDR Holders") and all owners from time to time of any beneficial interest in the Master Regulation S GDR ("Regulation S Beneficial Owners"). This description contains all material information relating to the Regulation S GDSs but does not purport to be complete and is subject to and qualified in its entirety by reference to the Regulation S Deposit Agreement. Copies of the Regulation S Deposit Agreement will be available for inspection at the Principal New York Office and the Principal London Office of the Depositary and at the principal office of the Custodian.

Regulation S GDRs and Book-Entry Ownership. Regulation S GDRs evidencing Regulation S GDSs are issuable by the Depositary pursuant to the Regulation S Deposit Agreement. Each Regulation S GDS represents, as of the date of issuance of the Regulation S GDSs in connection with the Offering, 100 Preferred B Shares, or rights thereto (such Preferred B Shares or rights thereto, together with all other securities, cash or property held in respect or in lieu of such Preferred B Shares, or rights, being herein referred to as the "Regulation S Deposited Securities"). Such Regulation S Deposited Securities will be deposited with the Custodian prior to closing and registered in the name of the Depositary or its nominee. Delivery will be effected by book-entry transfer. A Regulation S GDR may represent any number of Regulation S GDSs.

The Company and the Depositary have applied to each of DTC, Euroclear and Cedel for acceptance of the Regulation S GDSs in their respective book-entry settlement systems. If such applications are accepted, a single Master Regulation S GDR evidencing all the Regulation S GDSs will be held in book-entry form and will be issued to DTC and registered in the name of Cede & Co., as nominee of DTC, and may be held by the Depositary, as custodian for DTC. Thereafter, as long as the Regulation S GDSs are held in book-entry form, Cede & Co. (or any successor nominee) will be the holder of record of all such Regulation S GDRs. In addition, if such applications are accepted, initial settlement of the Regulation S GDRs will take place through Euroclear and Cedel in accordance with customary settlement procedures for equity securities in the Euromarket. Euroclear and Cedel will hold beneficial interests in the Master Regulation S GDR on behalf of their participants through their respective depositories, which are participants in DTC, and, until notice is given by the Company following 40 days after the later of the commencement of the Combined Offering and the closing date for the Combined Offering (the "Restricted Period"), transfers will be permitted only within and between Euroclear and Cedel in accordance with the usual rules and operating procedures of such systems. Thereafter, transfers within DTC, Euroclear and Cedel will be in accordance with the usual rules and operating procedures of such systems. Cross-market transfers between investors who hold or will hold GDSs through DTC and investors who hold or will hold GDSs through Euroclear or Cedel will be effected in DTC through the respective depositories of Euroclear and Cedel, subject to certain restrictions. Because of time zone differences, credits of securities received in Euroclear or Cedel as a result of a transaction with a DTC participant will be made during the subsequent securities settlement processing date on the business day following the DTC settlement date and such credits or any transactions in such securities settled during such processing will be reported to the relevant Euroclear or Cedel participant on such business day. Cash received in Euroclear or Cedel as a result of sales of securities by or through a Euroclear participant or a Cedel participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Cedel cash account only as of the business day following settlement in DTC. Accordingly, each person owning a beneficial interest in the Master Regulation S GDR must rely upon the procedures of the institutions having accounts with DTC to exercise or be entitled to any rights of a Regulation S GDR Holder. Where the context requires, the term "Regulation S GDR" includes the Master Regulation S GDR.

If DTC or, during the Restricted Period, Euroclear or Cedel ceases to make their respective book-entry settlement systems available for the Regulation S GDRs, the Company will be required under the Regulation S Deposit Agreement to consult with the Depositary regarding other arrangements for book-entry settlement. During the Restricted Period, only in the event that it is impracticable without undue effort or expense to continue to have the Regulation S GDRs available in book-entry form, as determined by the Company and the Depositary, will the Company instruct the Depositary to make Regulation S GDRs available in physical, certificated form to all Regulation S Beneficial Owners, with such additions, deletions and modifications to the form of Regulation S GDRs and the Regulation S Deposit Agreement as the Company and the Depositary may agree, subject to the terms of the Regulation S Deposit Agreement. The Depositary shall be entitled, with the approval of the Company, to appoint one or more agents for the purpose, inter alia, of making distributions to the holders of the GDRs. In the event that definitive certificates are issued and the London Stock Exchange so requires, a paying agent will be appointed in the United Kingdom.

Prior to the end of the Restricted Period, the Regulation S GDRs will contain the legend regarding certain restrictions on transfer set forth under "Notice to Investors—Regulation S GDSs" and such other legends as the Company and the Depositary may agree upon from time to time.

Euroclear holds securities on behalf of its participants and may never be considered as the owner of the securities. All participants of Euroclear are banks, broker-dealers and other financial institutions. Euroclear has information about the positions held by the various participants; however, it has no knowledge of, or information on, the beneficial holders or owners of the securities in question. Furthermore, Euroclear cannot monitor (i) the residency of its participants for tax purposes or (ii) capital gains tax or estate and gift tax in any way. Under general principles of Belgian Banking Secrecy,

Euroclear may not disclose any information about a participant's account without having first obtained such participant's prior written authorization. Participants of Euroclear would likely not authorize disclosure of such information.

Euroclear eligible securities are freely transferable in the Euroclear system. No ownership nor any transfer restrictions will be monitored by the Euroclear operator.

Available Information. The Company furnishes certain information to the SEC in accordance with Rule 12g3-2(b) under the Exchange Act and has been informed by the SEC that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act. If, at any time during the Restricted Period, the Company is neither subject to Section 13 or Section 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, the Regulation S Deposit Agreement provides that the Company will furnish to Regulation S GDR Holders, Regulation S Beneficial Owners and holders of Preferred B Shares withdrawn upon surrender of Regulation S GDRs and any prospective purchasers of Regulation S GDSs designated by such Regulation S GDR Holders, Regulation S Beneficial Owners or holders of Preferred B Shares, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of Rule 144A GDSs and Preferred B Shares.

Deposit and Withdrawal of Preferred B Shares. The Preferred B Shares to be represented by the Regulation S GDSs issued and sold in the Offering will be deposited with the Custodian and credited to an account maintained for such purpose by the Depositary with the Custodian, and the Depositary will be the holder of record of all such Preferred B Shares. Subject to the terms and conditions of the Regulation S Deposit Agreement, upon transfer of such Preferred B Shares to the Custodian, the Depositary will deliver the Regulation S GDSs. Ownership of the Preferred B Shares so transferred will be shown on, and transfers of such ownership will be effected through, records maintained by or on behalf of the Company.

Brazilian law provides that ownership of capital shares generally be evidenced only by a record of ownership maintained by either the issuer or an accredited intermediary, such as a bank, acting as a registrar for the shares. Thus, all references to the deposit, surrender and delivery of the Preferred B Shares refer only to book-entry transfers and do not contemplate the physical transfer of certificates representing the Preferred B Shares in Brazil. See "Description of Capital Stock" for a description of the characteristics and rights of the Preferred B Shares.

Subsequent to the Offering, subject to the terms and conditions of the Regulation S Deposit Agreement, upon receipt of: (1) a deposit of Preferred B Shares, (x) through electronic transfer of Preferred B Shares for credit to or for the account maintained by the Custodian with the clearing house for the respective Brazilian stock exchange or (y) by delivery to the Custodian of evidence satisfactory to the Custodian that irrevocable instructions have been given to cause such Preferred B Shares to be transferred to such account; (2) appropriate written issuance instructions; (3) the certification and agreement referred to in the following sentence; (4) any additional documentation required under the Regulation S Deposit Agreement; and (5) payment of any taxes, applicable fees and expenses of the Depositary and stock transfer or registration expenses, the Depositary will (i) if the Regulation S GDSs are available in book-entry form, make appropriate adjustments to its records for the appropriate number of Regulation S GDSs representing Preferred B Shares so deposited and with respect to the Master Regulation S GDR notify Euroclear and Cedel, or after the Restricted Period, DTC as to the adjusted number of Regulation S GDSs or (ii) if the Regulation S GDSs are not available in book-entry form, execute and deliver a Regulation S GDR or Regulation S GDRs registered in the name of the person depositing such Preferred B Shares or as directed by such person for the number of Regulation S GDSs issuable in respect of such deposit, at the Depositary's Principal New York Office or Principal London Office, as the case may be. Notwithstanding the foregoing, prior to the Effective Time (as defined herein), any deposit of Preferred B Shares for Regulation S GDRs must be accompanied by (a) a written acknowledgement and certification by or on behalf of the person who will be the beneficial

owner of the Regulation S GDS or Regulation S GDSs to be issued upon deposit of such Preferred B Shares that (i) the Regulation S GDRs, the Regulation S GDSs evidenced thereby, and the Preferred B Shares represented thereby have not been registered under the Securities Act, (ii) it is not a US person (within the meaning of Regulation S) and is located outside the United States (within the meaning of Regulation S) and acquired, or has agreed to acquire and will acquire, the Preferred B Shares to be deposited outside the United States, (iii) it is not an affiliate of the Company or a person acting on behalf of such an affiliate and (iv) it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the Preferred B Shares to be deposited from the Company or any affiliate thereof in the Combined Offering and (b) an agreement that (i) it will comply with the restrictions on transfer set forth under "Notice to Investors—Regulation S GDSs" on transfers of Regulation S GDRs, Regulation S GDSs evidenced thereby and the Preferred B Shares represented thereby and (ii) if it sells or otherwise transfers the Regulation S GDSs evidenced by the Regulation S GDRs or the Preferred B Shares represented thereby during the Restricted Period in accordance with such Regulation S GDR transfer restrictions to a person it reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, it will cause such Preferred B Shares to be withdrawn in accordance with the terms and conditions of the Regulation S GDR Deposit Agreement and deposited under the Rule 144A Deposit Agreement for issuance of Rule 144A GDSs in accordance with the terms and conditions of such Rule 144A Deposit Agreement.

A registration statement on Form F-6 (File No. 33-81384) under the Securities Act relating to unrestricted depositary shares, each representing either (i) 100 Common Shares, without par value, (ii) 100 Preferred A Shares, without par value, or (iii) 100 Preferred B Shares, without par value, of the Company issued pursuant to a deposit agreement dated August 15, 1994 was filed with the SEC and declared effective on August 15, 1994 (the "Level I ADR Facilities"). As soon as practicable after 40 days following the Closing of the Combined Offering, the Level I ADR Facility insofar as such facility relates to the Preferred B Shares will be terminated. Holders of ADRs issued under such facility may thereupon deposit their Preferred B Shares into the Regulation S GDS facility.

The Company has agreed that, as soon as practicable following the Restricted Period, a registration statement on Form F-6 under the Securities Act relating to the Regulation S GDSs issued pursuant to the Regulation S Deposit Agreement subsequent to the effectiveness of any such registration statement (the "Effective Time") will be filed with the SEC. Any such registration statement would not be declared effective prior to the end of the Restricted Period. There can be no assurance that such registration statement under the Securities Act will be declared effective under the Securities Act by the SEC, nor can there be any assurance as to the timing or of the effectiveness thereof under the Securities Act.

Neither the Depositary nor the Custodian, nor any nominee or person on their behalf, shall knowingly accept Preferred B Shares withdrawn from the Rule 144A Deposit Agreement for the purpose of deposit under the Regulation S Deposit Agreement, or issue Regulation S GDSs or Regulation S GDRs against delivery thereof, as long as such Rule 144A GDSs, Rule 144A GDRs or Preferred B Shares are or may be deemed "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

If Regulation S GDSs are available in book-entry form, upon receipt by the Depositary at its Principal New York Office of written instructions from Euroclear or Cedel, or after the Restricted Period, DTC or its nominee on behalf of any Regulation S Beneficial Owner surrendering any beneficial interest in the Master Regulation S GDR, together with a corresponding credit to the Depositary's account at Euroclear, Cedel or DTC, as the case may be, for the Regulation S GDSs so surrendered, or upon surrender of a Regulation S GDR at the Depositary's Principal New York Office or Principal London Office, in either case for the purpose of withdrawal of the Regulation S Deposited Securities then represented by the Regulation S GDSs evidenced by such Regulation S GDR or constituting such person's beneficial interest in the Master Regulation S GDR, and upon payment of the charges, fees, taxes and expenses provided in the Regulation S Deposit Agreement and upon receipt of written

instructions from the Regulation S GDR Holder or Euroclear or Cedel participant or, after the Restricted Period, DTC participant, directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon written order of such person, subject to the terms of the Regulation S Deposit Agreement, such Regulation S GDR Holder or Regulation S Beneficial Owner will be entitled to electronic delivery through the clearing house for the respective Brazilian stock exchange to an account outside the United States designated by such person, of the Preferred B Shares and any other documents of title at the time represented by the beneficial interests in the Master Regulation S GDR together with such other delivery of Regulation S Deposited Securities (other than Preferred B Shares) then represented by Regulation S GDSs as the Depositary may effect.

Notwithstanding the foregoing, during the Restricted Period, no Regulation S Deposited Securities may be withdrawn in the manner described in the preceding paragraph unless at or prior to the time of surrender, the Depositary shall have received a written certificate and agreement by or on behalf of the person surrendering the Regulation S GDR who after withdrawal will be the beneficial owner of the Preferred B Shares withdrawn, (a) acknowledging that such Preferred B Shares have not been registered and will not be registered under the Securities Act, (b) certifying as to whether or not such Preferred B Shares will remain restricted upon withdrawal and, in the case of Preferred B Shares that will remain restricted, agreeing, during the Restricted Period, (i) not to offer, sell, pledge or otherwise transfer such Preferred B Shares except in a transaction that complies with the restrictions on transfer set forth under "Notice to Investors—Regulation S GDSs" and (ii) if such Preferred B Shares are being transferred to a QIB, that it will cause such Preferred B Shares to be deposited under the Rule 144A Deposit Agreement for issuance of Rule 144A GDSs in accordance with the terms and conditions of such Rule 144A Deposit Agreement. The Depositary will confirm receipt of such order. The forwarding of share certificates, other documents of title and any other Regulation S Deposited Securities for such delivery to a Regulation S GDR Holder or Regulation S Beneficial Owner, or as ordered by such Regulation S GDR Holder or Regulation S Beneficial Owner, will be at its risk and expense or the risk and expense of the person submitting such written instruction for delivery. During the Restricted Period, no electronic delivery of Preferred B Shares to an account in the United States will be permitted and Preferred B Shares in certificated form (if permitted by applicable settlement practice) withdrawn for delivery in the United States will be required to bear a legend with respect to restrictions on transfer as set forth under "Notice to Investors—Regulation S GDSs."

The Depositary will not, in its capacity as such, lend deposited Preferred B Shares or Regulation S GDSs; provided, however, that the Depositary reserves the right (i) to issue Regulation S GDSs, prior to the receipt of Preferred B Shares and (ii) to deliver Preferred B Shares prior to the receipt and cancellation of Regulation S GDSs, including Regulation S GDSs which were issued under (i) above but for which Preferred B Shares may not have been received. The Depositary may receive Regulation S GDSs in lieu of Preferred B Shares under (i) above and receive Preferred B Shares in lieu of such Regulation S GDSs under (ii) above. Each such transaction will be (a) accompanied by or subject to a written agreement whereby the Applicant to whom Regulation S GDSs are issued or Preferred B Shares delivered (w) represents that at the time the Depositary issues such Regulation S GDSs or delivers such Preferred B Shares, the Applicant or its customer owns the Preferred B Shares or Regulation S GDSs to be delivered to the Depositary, (x) agrees to indicate the Depositary as owner of such Preferred B Shares or Regulation S GDSs in its records and to hold such Preferred B Shares or Regulation S GDSs in trust for the Depositary until their delivery to the Depositary or the Custodian, (y) unconditionally guarantees to deliver such Preferred B Shares or Regulation S GDSs upon the Depositary's request and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (c) terminable by the Depositary on not more than five business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Preferred B Shares or Regulation S GDSs issued by it under (i) and (ii) above and outstanding at any time to 30% of the Regulation S GDSs issued by the Depositary and with respect to

which Preferred B Shares are on deposit with the Depositary or the Custodian (without giving effect to Regulation S GDSs outstanding under (i) above); provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary will also set limits with respect to the number of Regulation S GDSs or Preferred B Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate. Collateral provided by an Applicant for Regulation S GDSs or Preferred B Shares, but not the earnings thereon, shall be held for the benefit of such Applicant. The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including, without limitation, earnings on the collateral.

Dividends, Other Distributions and Rights. The Depositary is required as soon as practicable to convert into US dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting US dollars to the United States, all cash dividends and other cash distributions denominated in *reais* (or any other currency other than US dollars) that it or the Custodian receives in respect of the deposited Preferred B Shares, and to distribute as soon as practicable the amount received to the Regulation S GDRs held by them respectively, in proportion to the number of Regulation S GDSs evidenced by the Regulation S GDR without regard to any distinctions among Regulation S GDR Holders on account of exchange restrictions or the date of delivery of any Regulation S GDR or Regulation S GDRs or otherwise. The amount distributed will be reduced by any amounts to be withheld by the Company, the Depositary or the Custodian, including amounts on account of any applicable taxes. See "Taxation." If the Depositary determines that in its judgment any currency other than US dollars received by it cannot be converted on a reasonable basis and transferred, the Depositary may distribute such foreign currency received by it or in its discretion hold such foreign currency (without liability for interest) for the respective accounts of the Regulation S GDR Holders entitled to receive the same. Changes in the value of the *real* during the period between the time dividends or other cash distributions are received by the Custodian and distributed by the Depositary may adversely affect the amount of US dollars distributed to Regulation S GDR Holders. See "Investment Considerations—Factors Relating to Brazil—Effects of Currency and Exchange Rate Instability on Financial Results, Market Prices and Dividends."

If the Company declares a dividend in, or free distribution of, additional Preferred B Shares, upon receipt by or on behalf of the Depositary of additional Preferred B Shares, the Depositary may, after consultation with the Company, and shall if the Company so requests, instruct the Company to deposit or cause such Preferred B Shares to be deposited with the Custodian and distribute to the Regulation S GDR Holders in proportion to their holdings, additional Regulation S GDRs for an aggregate number of Regulation S GDSs, representing the number of Preferred B Shares received as such dividend or free distribution after deduction or payment of any applicable fees and expenses of the Depositary. If such additional Regulation S GDRs are not so issued, each Regulation S GDS shall thereafter also represent the additional Preferred B Shares distributed with respect to the Preferred B Shares represented thereby. If for any reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such other method as it may deem equitable and practicable for the purpose of effecting such distribution. In lieu of issuing Regulation S GDRs for fractional Regulation S GDSs in the event of any such distribution, the Depositary may sell the amount of Preferred B Shares represented by the aggregate of such fractions and distribute the net proceeds in US dollars to Regulation S GDR Holders in accordance with the Regulation S Deposit Agreement.

During the Restricted Period, each Regulation S Beneficial Owner of Regulation S GDRs or Preferred B Shares so distributed shall be deemed to have acknowledged that the Preferred B Shares have not been registered under the Securities Act and to have agreed to comply with the restrictions on transfer set forth under "Notice to Investors—Regulation S GDSs." In addition, the Depositary may withhold any distribution of Regulation S GDRs under the Regulation S Deposit Agreement if it has not received satisfactory assurances from the Company that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act.

If the Custodian or the Depositary receives any distribution upon any deposited Preferred B Shares in property (other than cash, rights or Preferred B Shares), the Depositary, after consultation with the Company, and after receipt of opinions of counsel that the proposed distribution does not violate applicable laws and regulations, will distribute such property to the Regulation S GDR Holders entitled thereto, after deduction or upon payment of the fees and expenses of the Depositary, in proportion to their holdings in any manner that the Depositary deems equitable and practicable. If in the opinion of the Depositary, however, the distribution of such property cannot be made proportionately among such Regulation S GDR Holders, or if for any other reason (including any requirement that the Company, the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges, any requirement under applicable securities or exchange control regulations or that such property consists of securities that must be registered under the Securities Act in order to be distributed to Regulation S GDR Holders) the Depositary deems such distribution not feasible, the Depositary may adopt such method as it may deem equitable or practicable in order to effect such distribution, including the sale (public or private) of all or any part of such property and the distribution to Regulation S GDR Holders of the net proceeds of any such sale.

If the Company offers to the holders of Preferred B Shares any rights to subscribe for additional Preferred B Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to Regulation S GDR Holders entitled thereto or in disposing of such rights for the benefit of such Regulation S GDR Holders or in allowing such rights to lapse (without incurring any liability to any person as a consequence thereof) in the event such rights may not be made available or be disposed of and making the net proceeds available in US dollars to such Regulation S GDR Holders; provided that the Depositary will, at the written request of the Company and if the Depositary determines it lawful and feasible, either (a) make such rights available to, or facilitate the exercise thereof by or on behalf of, all or certain Regulation S GDR Holders or Regulation S Beneficial Owners by means of warrants or otherwise or (b) if making such rights available is not lawful or feasible, or if the rights are not exercised and appear to be about to lapse, in its discretion sell such rights at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and distribute the net proceeds of such sale to the Regulation S GDR Holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among Regulation S GDR Holders on account of exchange restrictions or the date of delivery of a Regulation S GDR or Regulation S GDRs or otherwise and distribute such net proceeds to the extent practicable as in the case of the distribution of cash pursuant to the Regulation S Deposit Agreement.

The Depositary will not offer any rights to Regulation S GDR Holders or Regulation S Beneficial Owners unless and until a registration statement under the Securities Act with respect to such rights and the securities to which any such rights relate is in effect or unless the Company furnishes the Depositary opinions of counsel or other evidence satisfactory to the Depositary that the offering and sale of such rights or securities to such Regulation S GDR Holders or Regulation S Beneficial Owners are exempt from or do not require registration under the provisions of the Securities Act and any other applicable laws. The Company will have no obligation to register such rights or securities under the Securities Act or any other applicable laws. In such a case, the Depositary would, to the extent possible, dispose of such rights for the account of such holders, provided however, that if the Depositary can neither make such rights available or dispose of them, then the Depositary will allow them to lapse.

Although Brazilian law permits the transferability of preemptive rights separate and apart from the Preferred B Shares to which such rights relate, a liquid market for preemptive rights may not exist, and this may adversely affect the amount the Depositary would realize upon disposal of rights. In addition, such a disposal of rights may reduce the proportionate equity interest of the Regulation S GDR Holders in the Company.

If the Depositary determines that any distribution of property (including Preferred B Shares or rights to subscribe therefor) other than cash is subject to any taxes, assessments or governmental charges that the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay such taxes, assessments or governmental charges, and thereafter distribute the net proceeds of any such sale or the balance of such property after such deduction of such taxes or governmental charges to the Regulation S GDR Holders entitled thereto.

Changes Affecting Deposited Preferred B Shares. Upon any change in nominal or par value, any split, consolidation or other reclassification of Preferred B Shares of the Company, or other Regulation S Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities received by the Depositary or the Custodian in exchange for, in conversion or replacement of or otherwise in respect of Regulation S Deposited Securities, shall, subject to the terms of the Regulation S Deposit Agreement, be treated as newly deposited securities under the Regulation S Deposit Agreement, and the Regulation S GDSs shall, subject to the terms of the Regulation S Deposit Agreement and in compliance with applicable laws (including the registration requirements under the Securities Act), thenceforth represent the right to receive the securities so received; provided that the Depositary may make appropriate adjustments in its records as in the case of a stock dividend, or that the Depositary may, with the Company's approval, and shall, if the Company so requests, execute and deliver new Regulation S GDRs or call for the surrender of outstanding Regulation S GDRs to be exchanged for new Regulation S GDRs.

Record Dates. Whenever the Depositary shall receive notice from the Company of the fixing of a record date for the determination of holders of Regulation S Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash or rights with respect to the Regulation S Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Preferred B Shares that are represented by each Regulation S GDS, or whenever the Depositary receives notice of any meeting of holders of Preferred B Shares or other Regulation S Deposited Securities, or for any other reason that the Depositary deems necessary or desirable in connection with the performance of its duties under the Regulation S Deposit Agreement, the Depositary will fix, by notice to Regulation S GDR Holders and the Company, a record date (which shall be to the extent practicable the same as the corresponding record date set by the Company) for the determination of the Regulation S Holders entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, to exercise the rights of Regulation S Holders with respect to such changed number of Preferred B Shares or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Regulation S Deposit Agreement.

Voting of the Underlying Regulation S Deposited Securities. Preferred B Shares do not entitle the holders thereof to vote on any matter presented to a vote of shareholders of the Company except as set forth under "Description of Capital Stock—Voting Rights." With respect to the circumstances set forth thereunder and if, in the future, the terms of the Preferred B Shares should be revised or amended so as to provide for additional voting rights, or should Preferred B Shares obtain voting rights through any change in the laws, rules or regulations applicable to such shares or through any change in interpretation of such laws, the following shall apply:

As soon as practicable after receipt by the Depositary of notice of any meeting of holders of Preferred B Shares or any other meeting of holders of the Company's securities at which holders of Preferred B Shares or other Regulation S Deposited Securities are entitled to vote, under the Regulation S Deposit Agreement the Depositary will mail or cause to be mailed the information in English contained in such notice of meeting to the record Regulation S GDR Holders and a statement that the record holders at the close of business on the date specified by the Depositary are entitled under the Regulation S Deposit Agreement, subject to any applicable provisions of Brazilian law and the

Charter of the Company governing Regulation S Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Preferred B Shares or other Regulation S Deposited Securities, as the case may be, represented by their respective Regulation S GDSs. The Depositary will endeavor, insofar as practicable, to vote the Preferred B Shares or other Regulation S Deposited Securities so represented in accordance with any such written instructions of Regulation S GDR Holders. The Depositary may not itself exercise any voting discretion over any Preferred B Shares or other Regulation S Deposited Securities. If the Depositary does not receive instructions from a Regulation S GDR Holder on or before the date established by the Depositary for such purpose, the Preferred B Shares evidenced by the Regulation S GDSs owned by such Regulation S GDR Holder will not be voted.

Reports, Notices and Communication. On or before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of Preferred B Shares or other Regulation S Deposited Securities, or any such meeting at which such holders are entitled to vote or otherwise attend or speak, or any adjourned meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of deposited Preferred B Shares, or any Regulation S Deposited Securities, or for any other reason, pursuant to the Regulation S Deposit Agreement, the Company will be required to transmit to the Depositary and the Custodian an English-language copy of the notice thereof in the form given or to be given to holders of Preferred B Shares or any Regulation S Deposited Securities, and an English-language copy of a summary of any provisions or proposed provisions of the Company's Charter or provisions governing the Regulation S Deposited Securities or relevant to such notice or to a vote to be taken at the meeting, as well as an English language copy of annual and interim reports.

The Depositary will, at the Company's expense, arrange for the prompt transmittal by the Custodian to the Depositary of such notices, reports and communications that are made generally available by the Company to the holders of Preferred B Shares and other Regulation S Deposited Securities, including annual and interim reports, if any. The Company also will provide to the Custodian or the Depositary English-language translations of such reports, notices and communications (or English-language summaries thereof in accordance with Rule 12g3-2(b) under the Exchange Act) concurrently with the receipt by the Custodian of such reports, notices and communications.

The Depositary will be required under the Regulation S Deposit Agreement to make available for inspection by Regulation S GDR Holders and Regulation S Beneficial Owners at its Principal New York Office and Principal London Office and at the principal office of the Custodian any reports, notices and communications received from the Company which are both (i) received by the Depositary or the Custodian under the Regulation S Deposit Agreement and (ii) made generally available to the holders of such deposited Preferred B Shares by the Company. The Depositary also will be required to send to Regulation S GDR Holders, at the Company's expense, copies of such reports, notices and communications when furnished by the Company as provided in the Regulation S Deposit Agreement.

Amendment and Termination of the Regulation S Deposit Agreement. The form of the Regulation S GDRs and the Regulation S Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. Any amendment that imposes or increases any fees or charges (other than the fees of the Depositary for the issuance and cancellation of Regulation S GDRs or the making of deposits, if any, taxes, assessments, and other governmental charges, custody, transfer and registration fees in respect of transfers of Regulation S Deposited Securities, delivery expenses, charges incurred in connection with conversion of foreign currency or foreign exchange control regulations), or that otherwise prejudices any substantial existing right of Regulation S GDR Holders or Regulation S Beneficial Owners, will not take effect as to the outstanding Regulation S GDRs until the expiration of 30 days after notice of such amendment has been given to the Regulation S GDR Holders. Every Regulation S GDR Holder and Regulation S Beneficial Owner at the time such

amendment becomes effective will be deemed, by continuing to hold such Regulation S GDR, or beneficial interest in the Master Regulation S GDR, to consent and agree to such amendment and to be bound by the Regulation S Deposit Agreement as amended thereby. Except to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any Regulation S GDR Holder or Regulation S Beneficial Owner to surrender his Regulation S GDR or beneficial interest in the Master Regulation S GDR and receive thereof the Regulation S Deposited Securities represented thereby.

Whenever so directed by the Company, the Depositary has agreed to terminate the Regulation S Deposit Agreement by mailing notice of such termination to the Regulation S GDR Holders at least 60 days prior to the date fixed in such notice for such termination. At any time 60 days after the Depositary shall have delivered to the Company a notice of its election to resign or the Company shall have delivered to the Depositary a notice of removal, the Depositary may likewise terminate the Regulation S Deposit Agreement, provided, in either case, that a successor depositary shall not have been appointed and accepted its appointment as provided in the Regulation S Deposit Agreement before the end of such 60-day period. If any Regulation S GDRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of Regulation S GDRs, will suspend the distribution of dividends to the holders thereof, will not accept deposits of Preferred B Shares and will not give any further notices or perform any further acts under such Regulation S Deposit Agreement, except (1) the collection of dividends and other distributions pertaining to the Preferred B Shares and any other Regulation S Deposited Securities represented by such Regulation S GDRs, (2) the sale of rights and other property as provided in the Regulation S Deposit Agreement and (3) the delivery of Preferred B Shares and other Regulation S Deposited Securities as the Depositary may effect at the office of the Custodian, together with any dividends or other distributions and the net proceeds of the sale of any rights or other property received with respect thereto, in all such cases without liability for interest, in exchange for surrendered Regulation S GDRs subject to the applicable terms of the Regulation S Deposit Agreement, including the payment of the fees and other charges of the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell the Preferred B Shares and any other property represented by such Regulation S GDRs and hold the net proceeds, together with any other cash then held, without liability for interest, in an unsegregated escrow account for the *pro rata* benefit of the holders of Regulation S GDRs that have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Regulation S Deposit Agreement except for certain indemnification and accounting obligations. Upon the termination of the Regulation S Deposit Agreement, the Company also will be discharged of all obligations thereunder, except for certain obligations to the Depositary.

Charges of Depositary. Regulation S Beneficial Owners will not pay any fees in connection with the initial issuance of Regulation S GDRs. Thereafter, the Depositary will charge any party that receives Regulation S GDSs against deposit of Preferred B Shares (including pursuant to any dividend in, or free distribution of, Preferred B Shares, exercise of rights or an exchange of stock in respect of the Regulation S GDRs or Preferred B Shares or a distribution of Regulation S GDRs pursuant to the Regulation S Deposit Agreement) up to US$5.00 for each 100 Regulation S GDSs (or fraction thereof) evidencing such Preferred B Shares for such deposit. The Depositary will charge any party surrendering any Regulation S GDR or beneficial interest in the Master Regulation S GDR for the purpose of withdrawal of deposited Preferred B Shares or other Regulation S Deposited Securities, up to US$5.00 for each 100 Regulation S GDSs (or fraction thereof). In addition, the Depositary will charge any party (i) receiving any dividend in, or free distribution of, Preferred B Shares or Preferred B Shares distributed upon the exercise of rights, a fee of up to US$0.05, or (ii) receiving cash dividends a fee up to US$0.02 per Regulation S GDS held by such party upon each dividend distributed or any other distribution or any corporate action involving distributions to holders of Preferred B Shares (other than a distribution to which the deposit fee applies). The Company will pay all other charges of the

Depositary and those of the registrar, if any, under the Regulation S Deposit Agreement, except for taxes and other governmental charges, any applicable share transfer, custody and registration fees on deposits of Preferred B Shares or other Regulation S Deposited Securities, certain cable, telex, facsimile transmission and delivery charges and such expenses as are incurred by the Depositary in the conversion of foreign currency into US dollars, as provided in the Regulation S Deposit Agreement, which shall be payable by Regulation S GDR Holders or Regulation S Beneficial Owners, as the case may be.

Liability of Regulation S GDR Holders for Taxes or Other Charges. Any tax, assessment or other governmental charge or expense payable by the Depositary or its nominee as the registered holder of any deposited Preferred B Shares or other Regulation S Deposited Securities represented by Regulation S GDSs evidenced by any Regulation S GDR shall be payable by the Regulation S GDR Holder or Regulation S Beneficial Owner of such Regulation S GDR to the Depositary. The Depositary may refuse, and the Company shall be under no obligation, to effect any registration of transfer of all or part of such Regulation S GDR, or any split-up or combination of such Regulation S GDR or any deposit or withdrawal of the Preferred B Shares or Regulation S Deposited Securities underlying such Regulation S GDR until such payment is made, and may withhold or deduct any dividends or other distributions or may sell for the account of the holder thereof any or all of the deposited Preferred B Shares or Regulation S Deposited Securities underlying such Regulation S GDR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax, assessment or other governmental charge or expense and the holder of such Regulation S GDR shall remain liable for any deficiency.

Execution, Transfer and Surrender of Regulation S GDRs. The Regulation S GDRs are transferable on the books of the Depositary, provided that the Depositary may, upon notice to the Company, close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties under the Regulation S Deposit Agreement or at the reasonable request of the Company. As a condition precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any Regulation S GDR or beneficial interest in the Master Regulation S GDR, the adjustment of its records or transfer or withdrawal of Preferred B Shares, the Depositary, the Company or the Custodian may require payment from a Regulation S GDR Holder, a person presenting the Regulation S GDR or beneficial interest therein or a depositor of such Preferred B Shares of a sum sufficient to reimburse it for any tax, assessment or other governmental charge or expense, and any stock transfer or registration fee with respect to Preferred B Shares and payment of any applicable fees payable by the Regulation S GDR Holders or Regulation S Beneficial Owners. The Depositary may refuse to deliver Regulation S GDRs, register the transfer of any Regulation S GDR, adjust its records for the number of Regulation S GDSs evidenced by the Master Regulation S GDR or make any distribution of, or related to, the underlying Preferred B Shares until it or the Custodian has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may reasonably deem necessary or proper or as the Company may require by written request to the Depositary. The execution and delivery or transfer of Regulation S GDRs or the adjustments in the records of the Depositary for the number of Regulation S GDSs evidenced by the Master Regulation S GDR generally may be suspended during any period when the transfer books of the Depositary, the Company or the Custodian are closed or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time. Regulation S GDR Holders may inspect the transfer books of the Depositary at any reasonable time at its Principal New York Office (and, in the event Regulation S GDSs are not available in book-entry form, at its Principal London Office if requested in advance by such holder), provided that such inspection shall not be for the purpose of communicating with holders of Regulation S GDRs in the interest of a business or object other than the business of the Company or a matter related to the Regulation S Deposit Agreement or the Regulation S GDRs.

General. Neither the Depositary and its agents, nor the Company and its agents, will be liable to any Regulation S GDR Holder or Regulation S Beneficial Owner if prevented or delayed in performing their respective obligations under the Regulation S Deposit Agreement by law, by any governmental authority or by any circumstances beyond their control or in the case of the Depositary, any provision of the bylaws or of the Regulation S Deposited Securities. The obligations of the Company and the Depositary under the Regulation S Deposit Agreement are expressly limited to performing their respective duties specified therein in good faith and without negligence. The Company and the Depositary have each agreed to indemnify the other in certain circumstances arising out of acts performed or omitted in connection with the Regulation S Deposit Agreement as well as arising out of the offer or sales of the Regulation S GDSs, Regulation S GDRs or Preferred B Shares or other Regulation S Deposited Securities and any offering document relating thereto. The Company and the Depositary have agreed to submit to the non-exclusive jurisdiction of the federal courts in the State of New York in connection with disputes between them relating to the Regulation S Deposit Agreement. The Company also has agreed to submit to the nonexclusive jurisdiction of any state or federal court of the United States in which an action relating to the Regulation S Deposit Agreement is brought by a Regulation S GDR Holder or a Regulation S Beneficial Owner against the Depositary, or against the Depositary and the Company, solely in connection with claims by the Depositary against the Company arising out of such action.

Governing Law. The Regulation S Deposit Agreement and the Regulation S GDSs will be governed by and construed in accordance with the laws of the State of New York.

Information Relating to the Depositary

The Depositary was originally incorporated in 1812 and is now a national banking association organized in the United States of America under the National Bank Act of 1864; the Depositary's registration number is FC1835. The Depositary is a wholly owned subsidiary of Citicorp, a Delaware corporation, and is Citicorp's principal subsidiary. The principal offices of the Depositary and Citicorp are located in New York, New York.

A copy of the Depositary's Articles of Association, as amended, together with copies of Citicorp's most recent financial statements and annual report, will be available for inspection at the Principal New York Office and the Principal London Office of the Depositary. Such information will be updated by the Depositary and Citicorp as long as the Rule 144A GDSs are PORTAL-eligible and Citibank, N.A. is the Depositary.

NOTICE TO INVESTORS

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge, or other transfer of the GDSs offered hereby.

Regulation S GDSs

The Regulation S GDSs are being offered and sold outside the United States in reliance on Regulation S. Each purchaser of Regulation S GDSs will be deemed to have acknowledged, represented and agreed as follows (terms used in this paragraph that are defined in Regulation S under the Securities Act are used in this Offering Memorandum as therein defined):

(1) The purchaser is, and the person, if any, for whose account it is acquiring the Regulation S GDSs is, outside the United States and is not a US person.

(2) The purchaser (a) is not an affiliate of the Company or a person acting on behalf of such an affiliate and (b) is not in the business of buying and selling securities or, if it is in such business, did not acquire the Regulation S GDSs or the underlying Preferred B Shares from the Company or an affiliate of the Company in the initial distribution of Regulation S GDSs.

(3) The purchaser is aware that the Regulation S GDRs, the Regulation S GDSs evidenced thereby and the Preferred B Shares represented thereby have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred except in accordance with the following legend, which will appear on the Regulation S GDRs unless otherwise agreed by the Company and the Depositary:

NEITHER THIS REGULATION S GDR, NOR THE REGULATION S GDSs EVIDENCED HEREBY, NOR THE UNDERLYING SECURITIES REPRESENTED THEREBY HAVE BEEN OR WILL BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THIS REGULATION S GDR, THE REGULATION S GDSs EVIDENCED THEREBY AND THE UNDERLYING SECURITIES REPRESENTED THEREBY EACH IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS REGULATION S GDR AND THE REGULATION S GDSs EVIDENCED HEREBY, ACKNOWLEDGES THAT SUCH REGULATION S GDR, THE REGULATION S GDSs EVIDENCED HEREBY AND THE UNDERLYING SECURITIES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES FOR THE BENEFIT OF THE ISSUER THAT THIS REGULATION S GDR, THE REGULATION S GDSs EVIDENCED HEREBY AND THE UNDERLYING SECURITIES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND, PRIOR TO THE EXPIRATION OF THE RESTRICTED PERIOD (DEFINED AS 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE COMBINED OFFERING AND THE CLOSING DATE OF THE COMBINED OFFERING) ONLY (1) OUTSIDE THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT OR (2) TO AN INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER WHOM THE HOLDER HAS

INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT.

(4) Any sale, pledge or other transfer, or attempted sale, pledge or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by the Company or the Depositary.

(5) In addition, there are restrictions on the offer and sale of the Regulation S GDSs in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Companies Act 1985 with respect to anything done by any person in relation to the Regulation S GDSs in, from or otherwise involving the United Kingdom must be complied with.

Rule 144A GDSs

The Rule 144A GDSs are being offered and sold to qualified institutional buyers ("QIBs") within the meaning of, and in reliance on, Rule 144A under the Securities Act. Each purchaser of Rule 144A GDSs will be deemed to have acknowledged, represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A are used in this Offering Memorandum as therein defined):

(1) The purchaser (a) is a QIB within the meaning of Rule 144A under the Securities Act, (b) is acquiring Rule 144A GDSs for its own account or for the account of another QIB and (c) is aware that the sale of the Rule 144A GDSs is being made in reliance on Rule 144A.

(2) The purchaser is aware that the Rule 144A GDRs, the Rule 144A GDSs evidenced thereby and the Preferred B Shares represented thereby have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged, or otherwise transferred except in accordance with the following legend, which will appear on the Rule 144A GDRs unless otherwise agreed by the Company and the Depositary:

NEITHER THIS RULE 144A GDR, NOR THE RULE 144A GDSs EVIDENCED HEREBY, NOR THE UNDERLYING SECURITIES REPRESENTED THEREBY HAVE BEEN OR WILL BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THIS RULE 144A GDR, THE RULE 144A GDSs EVIDENCED HEREBY AND THE UNDERLYING SECURITIES REPRESENTED THEREBY IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS RULE 144A GDR AND THE RULE 144A GDSs EVIDENCED HEREBY, ACKNOWLEDGES THAT SUCH RULE 144A GDR, THE RULE 144A GDSs EVIDENCED HEREBY AND THE UNDERLYING SECURITIES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES FOR THE BENEFIT OF THE ISSUER THAT THIS RULE 144A GDR, THE RULE 144A GDSs EVIDENCED HEREBY AND THE UNDERLYING SECURITIES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND ONLY (1) OUTSIDE THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) TO AN INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS

OF RULE 144A, OR (3) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE).

THE BENEFICIAL OWNER OF UNDERLYING SECURITIES RECEIVED UPON CANCELLATION OF ANY RULE 144A GDR MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH UNDERLYING SECURITIES INTO ANY DEPOSITARY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH UNDERLYING SECURITIES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE UNDERLYING SECURITIES OR THE RULE 144A GDSs.

(3) Any sale, pledge or other transfer, or attempted sale, pledge or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by the Company or the Depositary.

Each person receiving this Offering Memorandum acknowledges that (a) such person has been afforded an opportunity to request from the Company and to review, and has received, all additional information considered by such person to be necessary to verify the accuracy of the information herein; (b) such person has not relied on any Manager or Brazilian Underwriter or any person affiliated with any of them in connection with such person's investigation of the accuracy of the information contained in this Offering Memorandum or such person's investment decision; and (c) no person has been authorized to give any information or to make any representation concerning the Company or the GDSs or Preferred B Shares other than those contained in this Offering Memorandum and, if given or made, such other information or representation by such person should not be relied upon as having been authorized by the Company or any Manager or Brazilian Underwriter. No representation or warranty, express or implied, is made by any Manager or Brazilian Underwriter and, except to the extent expressly provided herein, no other representation or warranty is made, as to the accuracy or completeness of the information set forth herein, and nothing contained in this Offering Memorandum is or shall be relied upon as a promise or representation, whether as to the past or the future. No Manager or Brazilian Underwriter assumes any responsibility for the accuracy or completeness of such information.

TAXATION

The following summary of certain Brazilian, US federal income and UK income tax matters is based on the advice of Mattos Filho, Veiga Filho, Marrey Jr., Moherdaui e Quiroga Advogados with respect to Brazilian taxes, on the advice of Rogers & Wells with respect to US federal income tax matters and on the advice of Slaughter & May with respect to UK taxes. The summary contains a description of the principal Brazilian, US federal and UK income tax consequences of the purchase, ownership and disposition of Preferred B Shares or GDSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred B Shares or GDSs.

The summary is based upon tax laws of Brazil, the United States and the United Kingdom as in effect on the date of this Offering Circular, which are subject to change (possibly with retroactive effect). This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any related documents will be performed in accordance with its terms.

There is at present no income tax treaty between Brazil and the United States. In recent years, the tax authorities of the two countries held discussions that did not, but may eventually, culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the US holders of Preferred B Shares or GDSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred B Shares or GDSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred B Shares, which has registered its investment in Preferred B Shares with the Central Bank as a US dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in Preferred B Shares or GDSs.

Taxation of Dividends. As a result of new tax legislation approved on December 26, 1995, dividends, including dividends paid in kind, payable by the Company (i) to the Depositary in respect of the Preferred B Shares underlying the GDSs or (ii) to a non-Brazilian holder in respect of Preferred B Shares, are not subject to any withholding tax in Brazil. The new tax legislation eliminated the then existing 15% withholding tax on dividends paid to companies, resident individuals or non-residents in Brazil. Accordingly, dividends with respect to profits generated after January 1, 1996 are not subject to withholding tax in Brazil.

Taxation of Gains. Gains realized outside Brazil by a non-Brazilian holder on the disposition of GDSs to another non-Brazilian holder are not subject to Brazilian tax.

The deposit or withdrawal of Preferred B Shares in exchange for GDSs or of GDSs in exchange for Preferred B Shares is not subject to Brazilian tax. On receipt of the underlying Preferred B Shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the US dollar value of such shares with the Central Bank as described below under "—Registered Capital."

Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred B Shares that occur abroad to a non-Brazilian holder or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred B Shares. However, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred B

Shares that occur in Brazil to or with a resident of Brazil outside the Brazilian stock exchange. Non-Brazilian holders are subject to income tax at a rate of 10% on gains realized on sales or exchanges in Brazil of Preferred B Shares that occur on a Brazilian stock exchange unless such a sale is made within five business days of the withdrawal of such Preferred B Shares in exchange for GDSs and the proceeds thereof are remitted abroad within such five-day period, or unless such a sale is made under the Annex IV Regulations by certain qualified institutional non-Brazilian holders which register with the CVM. "Gains realized" arising from transactions on the Brazilian stock exchange by an investor under the Annex IV Regulations are not subject to tax. Such "gain realized" is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on a Brazilian stock exchange will be calculated based on the foreign currency amount registered with the Central Bank and taxed at a rate of 15%. There is no assurance that the current preferential treatment for holders of GDSs and non-Brazilian holders of Preferred B Shares under the Annex IV Regulations will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil's tax treaties do not apply to the tax on gains realized on sales or exchanges of Preferred B Shares.

Any exercise of preemptive rights relating to the Preferred B Shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred B Shares by the Depositary, on behalf of holders of GDSs, will not be subject to Brazilian taxation.

Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred B Shares or GDSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some States of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within such State to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred B Shares or GDSs.

Pursuant to Presidential Decree 1,815 and the Ministry of Finance's *Portaria* 212, of September 1996, Brazilian currency resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in the Preferred B Shares, the GDSs and those made under Annex IV Regulations) are subject to the IOF transaction tax. However, the IOF rate for the above mentioned transactions is currently 0%. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but only in relation to exchange transactions for future conversions. Having entered Brazil and having benefited from the rate of 0%, the value of the investment in *Reais* and its respective gains will no longer be subject to such tax under the law as currently in effect.

Registered Capital. The amount of an investment in Preferred B Shares held by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such Preferred B Shares. The Registered Capital for each Preferred B Share purchased as part of the Combined Offering, or purchased in Brazil after the date hereof, and deposited with the Depositary will be equal to its purchase price (in US dollars). The Registered Capital for a Preferred B Share that is withdrawn upon surrender of a GDS will be the US dollar equivalent of (i) the average price of a Preferred B Share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no Preferred B Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Preferred B Shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The US dollar value of the Preferred B Shares is determined on the basis of the average Commercial Market rates quoted by the Central Bank on such date (or, if the average price

of Preferred B Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred B Shares).

A non-Brazilian holder of Preferred B Shares may experience delays in effecting such registration which may delay remittances abroad. Such a delay may adversely affect the amount, in US dollars, received by the non-Brazilian holder. See "Investment Considerations—Factors Relating to Brazil—Effects of Currency and Exchange Rate Instability on Financial Results, Market Prices and Dividends."

US Tax Considerations

The following discussion summarizes the principal US federal income tax consequences of an investment in Preferred B Shares and GDSs, as the case may be. This description is for general information purposes only and is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of GDSs or Preferred B Shares may vary depending upon its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a "functional currency" other than the US dollar and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. The following summary is limited to investors who will hold the GDSs or Preferred B Shares as "capital assets" within the meaning of Section 1221 of the Code. The discussion below does not address the effect of any state or local tax law on a holder of the GDSs or Preferred B Shares. Furthermore, the summary does not discuss US federal estate and gift tax considerations or state and local tax considerations. Prospective purchasers of Preferred B Shares or GDSs should consult their own tax advisors as to the tax consequences of an investment in Preferred B Shares or GDSs.

As used herein, the term "US holder" means a beneficial owner of Preferred B Shares or GDSs that is a citizen or resident of the United States, a domestic corporation, a partnership created or organized under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to US federal income taxation regardless of its source.

In general, for US federal income tax purposes, holders of GDRs evidencing GDSs will be treated as the beneficial owners of the Preferred B Shares represented by those GDSs. Accordingly, no gain or loss will be recognized upon the exchange of GDSs for the holder's proportionate interest in the Preferred B Shares, a holder's tax basis in the withdrawn Preferred B Shares will be the same as his tax basis in the GDSs surrendered therefor, and the holding period in the withdrawn Preferred B Shares will include the period during which the holder held the surrendered GDSs.

Taxation of Dividends. For a U.S. holder, the gross amount of distributions with respect to the Preferred B Shares or the GDSs will, to the extent of the Company's current or accumulated earnings and profits as determined under US federal income tax principles, constitute dividends for US federal income tax purposes. Any distribution in excess of the amount of the Company's earnings and profits will be treated as a non-taxable return of capital to the extent of the US holder's basis in the Preferred B Shares or GDSs, and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits for US federal income tax purposes. As used below, the term "dividend" means a distribution that constitutes a dividend for US federal income tax purposes. Dividends of cash or property paid with respect to (i) the Preferred B Shares generally will be includible in the gross income of a US holder as ordinary income on the day on which the dividends are received by the US holder or (ii) the Preferred B Shares represented by GDSs generally will be includible in the gross income of a US holder as ordinary income on the day on which the dividends are received by the Depositary and, in

either case, will not be eligible for the dividends received deduction allowed to corporations. Such dividends generally will constitute foreign source "passive income" or "financial services income" for US foreign tax credit limitation purposes.

Dividends paid in *Reais* will be includible in the income of a US holder in a US dollar amount calculated by reference to the exchange rate in effect on the day they are received by the US holder, in the case of Preferred B Shares, or the Depositary, in the case of Preferred B Shares represented by GDSs. If dividends paid in *Reais* are converted into US dollars on the day they are received by the US holder or the Depositary, as the case may be, US holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gain or loss on a subsequent disposition of such *Reais*, including a subsequent conversion into US dollars, generally will be ordinary income or loss. US holders should consult their own tax advisors regarding the tax consequences of the receipt of any additional *Reais* from the Custodian on account of Brazilian inflation.

It is not entirely clear whether Preferred B Shares will be treated as "preferred stock" or "common stock" within the meaning of section 305 of the Code. If the Preferred B Shares are treated as "common stock" for purposes of section 305, distributions to US holders that are made as part of a pro rata distribution paid to all shareholders of the Company of additional Preferred B Shares or preemptive rights in respect of their Preferred B Shares or GDSs generally will not be treated as dividend income for US federal income tax purposes, but could result in additional US-source taxable gain upon the sale of such additional shares or preemptive rights. The basis of Preferred B Shares or preemptive rights received in such distribution will be determined by allocating a US holder's basis in its existing Preferred B Shares or GDSs between the existing Preferred B Shares or GDSs and the Preferred B Shares or preemptive rights received on the basis of their relative fair market values (in the case of the preemptive rights, such basis allocation will occur only if the fair market value of such preemptive rights is 15% or more of the fair market value of Preferred B Shares with respect to which such preemptive rights are distributed). On the other hand, if the Preferred B Shares are treated as "preferred stock" within the meaning of section 305, or if the US holder receives a distribution of additional Preferred B Shares or preemptive rights other than as described in the preceding sentence, such distributions will be treated as dividends that are includible in the US holder's gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) generally will equal the fair market value of the shares or preemptive rights on the date of distribution.

A holder of Preferred B Shares or GDSs that is not a US holder generally will not be subject to US federal income or withholding tax on dividends received on Preferred B Shares or GDSs, unless such income is effectively connected with the conduct by the holder of a trade or business in the United States, in which case the non-US holder generally will be subject to tax in respect of such dividends in the same manner as a US holder.

Taxation of Capital Gains. Gain or loss realized by a US holder on (i) the sale, redemption or other disposition of Preferred B Shares or GDSs, including gain that arises because the US holder's basis in the Preferred B Shares or GDSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, or (ii) the Depositary's sale or other disposition of preemptive rights, will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between such US holder's basis in the Preferred B Shares, GDSs or preemptive rights, as the case may be, and the gross amount realized on the disposition (including any Brazilian withholding tax imposed upon such disposition). The amount realized by a US holder, if a currency other than the US dollar is received, will be calculated by reference to the exchange rate in effect on the date of disposition. In addition, if a US holder allocated basis to preemptive rights received as a dividend and such rights expire unexercised, such US holders will recognize a capital loss in an amount equal to such allocated basis. Any such gain or loss will be long-term capital gain or loss if Preferred B Shares, GDSs or preemptive rights were held for more than one year at the date of such disposition.

Gain realized by a US holder on a sale, redemption or other disposition of Preferred B Shares or GDSs, including gain that arises because the US holder's basis in the Preferred B Shares or GDSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as US source income for US foreign tax credit purposes. The availability of US foreign tax credits for Brazilian taxes withheld upon a disposition of Preferred B Shares is subject to certain limitations and involves the application of rules that depend on a US holder's particular circumstances. Accordingly, any Brazilian tax imposed on the sale or exchange of Preferred B Shares by a US holder (see "—Brazilian Tax Considerations—Taxation of Gains") will generally not be available as a credit for the US holder against US federal income tax unless such holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. US holders should consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, Preferred B Shares.

A holder of Preferred B Shares or GDSs that is not a US holder will not be subject to US federal income or withholding tax on gain realized on the sale of Preferred B Shares or GDSs, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Passive Foreign Investment Company Rules. The Company does not expect the GDSs or Preferred B Shares to be considered to be shares of a passive foreign investment company ("PFIC") within the meaning of the Code for the Company's current fiscal year or for future years. However, because the determination of whether the GDSs or Preferred B Shares constitute shares of a PFIC will be based upon the composition of the income and assets of the Company from time to time, there can be no assurance that the GDSs or Preferred B Shares will not be considered shares of a PFIC for any future fiscal year. If the GDSs or Preferred B Shares were shares of a PFIC for any fiscal year, a US holder holding Preferred B Shares or GDSs would be subject to increased tax liability in respect of gain realized on the sale of the Preferred B Shares or GDSs or upon the receipt of certain distributions, unless such person were to make an election to be taxed currently on its pro rata portion of the Company's income, whether or not such income is distributed in the form of dividends or otherwise and the Company complies with certain reporting requirements. The Company will not comply with the reporting requirements necessary to permit a US holder holding Preferred B Shares or GDSs to make an election to be taxed currently on its pro rata portion of the Company's income as described above. Because the US federal tax consequences to a US holder of Preferred B Shares or GDSs of a determination that the Company is a PFIC for any year are significant, prospective purchasers of GDSs or Preferred B Shares are urged to discuss those consequences with their tax advisors.

Information Reporting and Backup Withholding. Dividend payments in respect of the GDSs or Preferred B Shares and payments from the sale of Preferred B Shares may be subject to information reporting to the US Internal Revenue Service and possibly US backup withholding tax at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a US holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-US holder will provide such certification on Form W-8 (Certificate of Foreign Status).

Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

United Kingdom Tax Considerations

The following discussion summarizes the principal UK tax consequences (based on current law and practice) of the acquisition, ownership and disposition of Preferred B Shares and GDSs, as the case may be, by an absolute beneficial owner thereof who is resident or ordinarily resident and domiciled in the UK for tax purposes and who is not a resident of Brazil (a "UK holder").

The following is intended as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular UK Holder. In particular, it does not deal with the position of those who are dealers in securities or where dividends on the Preferred B Shares and GDSs are deemed to be the income of another person. Accordingly, potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and practice, of acquisition, ownership, and disposition of GDS's or Preferred B Shares in their own particular circumstances, by consulting their own tax advisors.

UK Paying Agents. Payments of dividends on the Preferred B Shares or GDSs are subject to deduction of withholding tax at the lower rate (currently 20%) unless:

(a) the Preferred B Shares or the GDSs, as the case may be, are held in a recognized clearing system (Euroclear, Cedel, First Chicago Clearing Center and The Depositary Trust Company have been designated as such); or

(b) the person beneficially entitled to the dividends is not resident in the UK and beneficially owns the Preferred B shares or GDSs (as the case may be).

In the case of each of the exceptions in (a) and (b) above, the Inland Revenue has introduced regulations which require the person in the UK who is entrusted with payment of the dividends to receive a declaration in the prescribed form that the relevant requirements have been satisfied in order for the relevant exception to be available. There are also other exceptions for certain types of shareholder (e.g. pension funds, charities and non-resident trusts).

UK Collecting Agent. Where a collecting agent in the UK in the course of a trade or profession (i) acts as a custodian of the Preferred B Shares or GDSs and receives dividends on them or has them paid at its direction or with its consent to another person; or (ii) receives payment of dividends on the Preferred B Shares or GDSs for another person (other than merely by arranging to clear a check) such UK collecting agent must normally deduct UK Income Tax at the lower rate (currently 20%) unless;

(a) the Preferred B Shares or GDSs, as the case may be, are held in a recognized clearing system (as described above) and the collecting agent pays or accounts for the dividends directly or indirectly to the recognized clearing system; or

(b) the person beneficially entitled to the dividends is not resident in the UK and beneficially owns the Preferred B Shares or GDSs (as the case may be);

In the case of each of the exceptions in (a) and (b) above, the Inland Revenue has introduced regulations requiring the receipt of a declaration in the prescribed form that the relevant requirements have been satisfied for the relevant exception to be available. There are also other exceptions for certain types of shareholder (e.g. pension funds, charities and non-resident trusts).

Taxation of Capital Gains. An individual UK holder may, depending on his particular circumstances, be liable for UK capital gains tax on chargeable gains arising from the disposal or deemed disposal of Preferred B Shares or GDSs. A corporate UK holder which is not exempt from UK tax on chargeable gains would be liable for UK corporation tax on any chargeable gains which arise from the disposal or deemed disposal of Preferred B Shares or GDSs.

Individuals who are neither resident nor ordinarily resident in the UK for tax purposes may in certain circumstances be liable for UK capital gains tax on chargeable gains on the disposal or deemed disposal of their Preferred B Shares or GDSs if they engage in a trade, profession or vocation in the UK through a UK branch or agency, and the Preferred B Shares or GDSs, as the case may be, were acquired for use by, or for the purposes of, such UK branch or agency.

In the event that a UK holder were subject to taxation in Brazil in respect of capital gains arising on a disposal or deemed disposal of Preferred B Shares or GDSs, such UK holder will generally be entitled to a credit for any such Brazilian tax against its liability for UK tax on such disposal or deemed disposal.

Prospective UK investors should consult their own tax advisors as to the effect of exchange rate fluctuations on their liability for any gain on a disposal of GDSs or Preferred B Shares.

Inheritance Tax. UK inheritance tax may be charged in respect of GDSs or Preferred B Shares on the death of, or in certain circumstances on a gift of, such Preferred B Shares or GDSs, as the case may be, by a holder thereof, if such holder is an individual who is domiciled or who is deemed to be domiciled in the UK for inheritance tax purposes.

Stamp Duty. A liability for UK stamp duty may arise in relation to the sale of Preferred B Shares or GDSs, depending on the particular circumstances, when a transfer is executed in the UK. *Ad valorem* stamp duty is levied at a rate of 50 pence per £100, or part thereof, of the price paid, payable by the purchaser or his agent. No UK stamp duty reserve tax ("SDRT") will be payable on an agreement to transfer the Preferred B Shares or GDSs.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in a Purchase Agreement, dated September 24, 1996 (the "Purchase Agreement"), among the Company and the purchasers named therein (the "Managers"), the Managers have severally agreed to purchase from the Company and the Company has agreed to sell to them, an aggregate of 910,000 GDSs, each representing 100 Preferred B Shares, with each Manager agreeing to purchase the number of GDSs set forth opposite their names below:

Managers	Number of GDSs
Kleinwort Benson Limited	422,500
J.P. Morgan Securities Inc.	422,500
Garantia Inc.	10,000
Banco Santander de Negocios S.A.	25,000
ABN AMRO Rothschild	10,000
Banque Paribas	10,000
Nomura International plc	10,000
Total	910,000

Under the terms and conditions of the Purchase Agreement, the Managers are obligated to take and pay for all such GDSs, if any, are taken. Under certain circumstances, the commitments of nondefaulting Managers may be increased as set forth in the Purchase Agreement.

The Company has also entered into an underwriting agreement (the "Brazilian Underwriting Agreement") with Banco de Investimentos Garantia S.A. and certain other Brazilian financial institutions (the "Brazilian Underwriters"), providing for the offer and sale of up to 49,000,000 Preferred B Shares (the "Brazilian Shares") in Brazil, Argentina, Uruguay or Paraguay (collectively, the "Mercosul Countries") to persons other than U.S. Persons as defined under Regulation S. For the first two days of the Brazilian Offering, the Brazilian Underwriters will provide each existing holder of any class of the Company's stock that is not a U.S. Person as defined under Regulation S with an opportunity to purchase in the Brazilian Offering a maximum number of Preferred B Shares equal to such holder's pro rata portion of all the Preferred B Shares being sold in the Combined Offering. In the event existing holders exercise the opportunity to acquire more than the total number of Preferred B Shares to be offered in the Brazilian Offering (without regard to the Brazilian Underwriters' over-allotment option), such Preferred B Shares shall be allocated among the exercising holders pro rata according to their holdings of the Company's stock.

Dresdner Kleinwort Benson, Garantia Inc. and J.P. Morgan & Co. are acting as Joint Global Coordinators and Joint Bookrunners for the Combined Offering.

The purchase price for each GDS will be the initial offering price set forth on the cover page of this Offering Memorandum less a commission of US$1.81 per GDS. The price and commission per Preferred B Share in the Brazilian Offering will be the approximate *Real* equivalent of the price and commission per GDS, respectively, in the Offering based on a rate of R$1.0194 to US$1.00, which is the Commercial Market rate for the purchase of US dollars reported by the Central Bank as of the date hereof, adjusted to reflect a ratio of 100 Preferred B Shares to one GDS. The closing of the initial sales of the GDSs pursuant to the Purchase Agreement and of the Brazilian Shares pursuant to the Brazilian Underwriting Agreement are each conditioned upon the closing of the other.

The Company has granted (i) the Managers an option, exercisable at the discretion of the Global Coordinators within 30 days after the date of this Offering Memorandum, to purchase collectively up to an aggregate of 136,500 additional GDSs at the price per GDS shown on the cover page hereof, less the

commission per GDS, and (ii) the Brazilian Underwriters an option, exercisable at the direction of the Global Coordinators within 30 days after the date of the Offering Memorandum, to purchase collectively up to 7,350,000 additional Preferred B Shares, at the initial offering price, less a commission, in each case solely to cover over-allotments, if any.

To provide for the coordination of their activities, the Managers and the Brazilian Underwriters have entered into an Agreement Among Syndicates (the "Intersyndicate Agreement") which provides, among other things, that, in connection with the Combined Offering: (i) the Managers and the Brazilian Underwriters may purchase and sell GDSs or Preferred B Shares to one another at the offering price per GDS or Preferred B Share, respectively, less an amount not greater than a selling concession, in such number of GDSs or Preferred B Shares as is mutually agreed upon among the Global Coordinators, and (ii) the Managers and the Brazilian Underwriters shall not sell GDSs or Preferred B Shares at less than their respective offering prices (except as provided in the preceding clause and as otherwise provided in the Intersyndicate Agreement with respect to sales to dealers).

To the extent there are sales among the Managers and the Brazilian Underwriters pursuant to the Intersyndicate Agreement, the number of GDSs initially available for sale by the Managers may be more or less than the numbers appearing on the cover page of this Offering Memorandum.

Pursuant to the Intersyndicate Agreement, as part of the distribution of the GDSs and the Preferred B Shares and subject to certain exceptions: (i) the Managers will offer and sell GDSs, outside the United States and the Mercosul Countries in offshore transactions within the meaning of Regulation S under the Securities Act and certain Managers and their respective agents will offer and sell, GDSs in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act; and (ii) the Brazilian Underwriters will offer and sell Preferred B Shares in Brazil and other Mercosul Countries, directly or indirectly, only to persons who are not US persons as defined in Regulation S under the Securities Act.

The Company has agreed to indemnify the Managers and the Brazilian Underwriters against certain liabilities, including liabilities under the Securities Act. The Company has agreed to pay certain sums to the Managers and the Brazilian Underwriters in partial reimbursement of expenses related to the Combined Offering.

Each of the Company and the State Government has agreed, with certain exceptions, that it will not, for a period of 180 days after the date of this Offering Memorandum, issue, offer, sell, contract to sell or otherwise dispose of, any shares or securities of the Company or any securities convertible into or exchangeable or exercisable for any shares or securities of the Company, other than the GDSs and Preferred B Shares to be sold pursuant to the Combined Offering, without the consent of the Global Coordinators.

The GDRs, the GDSs represented thereby, the Preferred B Shares underlying such GDSs and the Brazilian Shares have not been and will not be registered under the Securities Act and are being offered and sold (i) to QIBs in reliance on Rule 144A under the Securities Act and (ii) outside the United States and Brazil in reliance on Regulation S under the Securities Act.

In addition, until 40 days after the later of the commencement of the Combined Offering and the closing of the Combined Offering, an offer or sale of any of the Regulation S GDSs, Preferred B Shares underlying such Regulation S GDSs or Brazilian Shares by any dealer (whether or not participating in the Combined Offering) within the United States may violate the registration requirements of the Securities Act.

No offer or sale of GDSs may be made to residents of any of the Mercosul Countries. An offer or sale in the Mercosul Countries to non-residents thereof may be made only under circumstances which do not constitute a public offering or distribution under the laws and regulations of such countries.

Each Manager has represented to and agreed with the Company and each other Manager that: (i) it has not offered or sold and will not offer or sell any GDSs to persons in the United Kingdom prior to admission of the GDSs to listing in accordance with Part IV of the Financial Services Act 1986 (the "FSA") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1996 or the FSA; (ii) it has complied and will comply with all applicable provisions of the FSA with respect to anything done by it in relation to the GDSs in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the GDSs other than any document which consists of, or any part of, listing particulars, supplementary listing particulars or any other documents required or permitted to be published by listing rules under Part IV of the FSA, to a person who is of a kind described in Article 11(3) of the Financial Services Act (Investments Advertisements) (Exemptions) Order 1995 or is a person to whom such a document may otherwise lawfully be issued or passed on.

Application has been made for the GDS to be admitted to the Official List of the London Stock Exchange and to be quoted on SEAQ International. Application will also been made for the Rule 144A GDSs to be designated for trading on the PORTAL system of the NASD.

It is expected that delivery of the GDSs will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this Offering Memorandum, which will be the fifth business day following the date of this Offering Memorandum. Under Rule 15c6-1 adopted by the Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade GDSs on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the GDSs initially will settle on October 1, 1996, to specify alternate settlement arrangements to prevent a failed settlement.

Prior to the Combined Offering, there has been no public market for the GDSs. The initial offering price for the GDSs was determined by reference to the market price of the Preferred B Shares on the São Paulo Stock Exchange, after taking into account prevailing market factors and other conditions. There can be no assurance that an active trading market will develop for the GDSs or that the GDSs will trade in the public market subsequent to the Combined Offering at or above the initial offering price.

In the ordinary course of their respective businesses, certain of the Managers and the Brazilian Underwriters and their affiliates may have engaged, and in the future may engage, in investment banking and commercial banking transactions with the Company and its affiliates.

VALIDITY OF SECURITIES

The validity of the GDSs will be passed upon for the Company by Rogers & Wells, United States counsel to the Company. The validity of the Preferred B Shares will be passed upon for the Company by João Batista Fernandes, company counsel to the Company and for the Managers and the Brazilian Underwriters by Mattos Filho, Veiga Filho, Marrey Jr., Moherdaui e Quiroga Advogados, Brazilian counsel to the Managers and the Brazilian Underwriters. Certain legal matters will be passed upon for the Managers and the Brazilian Underwriters by Skadden, Arps, Slate, Meagher & Flom, United States counsel to the Managers and the Brazilian Underwriters.

As to certain matters of Brazilian law, Rogers & Wells and Skadden, Arps, Slate, Meagher & Flom may rely on the opinions of Mattos Filho, Veiga Filho, Marrey Jr., Moherdaui e Quiroga Advogados and of João Batista Fernandes.

INDEPENDENT ACCOUNTANTS

The audited financial statements of the Company as of and for the years ended December 31, 1995, December 31, 1994 and December 31, 1993 and as of and for the six-month period ended June 30, 1996 included in this Offering Memorandum have been audited by Ernst & Young, independent public accountants.

GENERAL INFORMATION

1. The Company was incorporated in the Federative Republic of Brazil on December 13, 1955 under the Brazilian Corporation Law and is registered with the Registrar of Companies in Florianópolis as a mixed capital company. Its registration number is 42300011274. The registered office of the Company is located at Rodovia SC 404, Km 3, Itacorubi, 88034-900, Florianópolis, Santa Catarina, Brazil. Its main telephone number is (55-48) 231-5000. According to Article 3 of the Company's Charter, the principal objects of the Company include the following: (i) the purchase and generation of electricity for distribution and sale and (ii) to do all such other things as are incidental or conducive to the attainment of the above.

2. The issue of the GDSs and the Preferred B Shares represented thereby and this Offering Memorandum was authorized and approved by the Board of Directors of the Company at meetings held on June 17, 1996 and on September 2, 1996.

3. The consent of the CVM for the Combined Offering has been obtained by letter dated September 24, 1996. In addition, the Company expects to receive certain foreign exchange approvals from the Central Bank before October 1, 1996. Copies of the foregoing consents and approvals are available for public inspection at the registered office of the Company and the Depositary.

4. The Rule 144A GDSs have been designated for trading on the PORTAL system of NASD and it is expected that trading will commence on September 25, 1996, subject to the issue of the Rule 144A GDSs.

5. It is expected that the listing of the GDSs on the London Stock Exchange will be granted on or before September 27, 1996 and that dealing will commence on or before October 1, 1996 subject to the issue of the GDSs. Prior to official listing, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for settlement in US dollars and for delivery on the fifth working day after the day of the transaction.

6. Copies of the following documents (which are either in or have been translated into the English language) may be inspected at the offices of Rogers & Wells, located at City Tower, 40 Basinghall Street, London EC2V 5DE, England during usual business hours on any weekday (Saturdays and Public Holidays excepted) for 14 days from the date of this document:

- (i) the Charter of the Company;
- (ii) the audited financial statements of the Company at and for each of the years ended December 31, 1993, 1994, 1995 and at and for the six-month period ended June 30, 1996;
- (iii) the Auditor's Report as appearing on pages F-2 and F-29 of this document;
- (iv) the Purchase Agreement;
- (v) the Brazilian Underwriting Agreement;
- (vi) the Deposit Agreements;
- (vii) the agreement between the Company and the State of Santa Catarina dated October 24, 1994 regarding the CRC Account; and
- (viii) the deposit agreement relating to the 1994 Level One ADR Facility.

7. For so long as the GDSs are listed on the London Stock Exchange, the Company will publish all notices to holders of GDSs in the *Financial Times.*

8. Except as disclosed herein, there has been no material change in the financial or trading position or prospects of the Company since June 30, 1996, the date of the latest audited financial statements. Ernst & Young, independent auditors to the Company, have given and have not withdrawn their written consent to the issue of this Offering Memorandum with the inclusion herein of their reports in the form

and context in which they are included and has authorized the contents of that part of the Offering Memorandum for the purposes of Section 152(1)(e) of the Financial Services Act 1986.

9. Each of Rogers & Wells (with respect to "Taxation—US Tax Considerations"), Slaughter & May (with respect to "Taxation—United Kingdom Tax Considerations"), Mattos Filho, Veiga Filho, Marrey Jr., Moherdaui e Quiroga Advogados (with respect to "Taxation—Brazilian Tax Considerations") and João Batista Fernandes (with respect to "Enforcement of Judgments") has given and has not withdrawn its written consent to the issue of this Offering Memorandum with the inclusion therein of its advice in the form and content in which such advice is included and has authorized the contents of that part of the Offering Memorandum for the purposes of Section 152(1)(e) of the Financial Services Act of 1986.

10. Except as disclosed in "Business—Legal Proceedings," the Company is not involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have had in the previous 12 months a significant effect on the Company's financial position.

11. The Purchase Agreement, the Deposit Agreements and each GDS will be governed by the laws of the State of New York. The Brazilian Underwriting Agreement will be governed by the laws of Brazil.

12. Application has been made to have the GDRs accepted for clearance through DTC. The CUSIP number for the Master Rule 144A GDR and the Rule 144A GDSs is 15234U406 and the CUSIP number for the Master Regulation S GDR and the Regulation S GDSs is 15234U505. Application has been made to have the Rule 144A GDSs designated for trading on the PORTAL System of the NASD under the trading symbol CELEYP. Application has been made to have the Regulation S GDSs accepted for clearance through Euroclear and Cedel under Common Code number 6818005. The ISIN number for the Regulation S GDSs is US15234U5056. Application has been made to have the GDSs quoted on SEAQ International.

13. The address of (i) the Managers is c/o Kleinwort Benson Limited, 20 Fenchurch Street, London EC3P 3DB, England, and (ii) the Brazilian Underwriters is c/o Garantia Inc., 126 E. 56th Street, 18th Floor, New York, NY, United States of America.

14. The Depositary was originally incorporated in 1812 and is now a national banking association organized in the United States of America under The National Banking Act of 1864. The Depositary is a wholly owned subsidiary of Citicorp, a Delaware corporation. The principal offices of the Depositary and Citicorp are located at 111 Wall Street, 5th Floor, New York, New York 10043 and at Cottons Centre, Hays Lane, London SE1 2QT, England. A copy of the Depositary's Articles of Association, as amended, together with copies of Citicorp's most recent financial statements and annual report are available for inspection at the Principal New York Office and the Principal London Office of the Depositary.

GLOSSARY OF TERMS

AVERAGE TARIFF OR RATE: Total sales revenue divided by total MWh sold for each relevant period, including in the case of the Company, unbilled electricity. Total sales revenue, for the purpose of computing average tariff or rate, includes both billings after deducting value-added tax and unbilled electricity sales upon which such taxes have not yet accrued.

CAPACITY CHARGE: The charge for purchases or sales based on contracted firm capacity whether or not used.

DISTRIBUTION: Distribution is the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through the distribution system. CELESC's distribution system consists of a widespread network of predominantly overhead lines and substations having successively lower voltages (23kV and below). Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 380/220V.

DISTRIBUTORS: An organization supplying electrical energy to a group of consumers, by means of a distribution network.

ENERGY CHARGE: Refers to the variable charge for purchases or sales based on actual electricity consumed.

FINAL CUSTOMER OR FINAL CONSUMER (end user): A party who uses electricity for its own needs.

FIRM CAPACITY: The level of electric power which can be delivered from a specified power plant with a 95% degree of certainty, determined in accordance with certain prescribed statistical models.

GENERATING UNIT: An electric generator together with the turbine or other device which drives it.

GIGAWATT (GW): 1,000,000,000 watts (1,000 megawatts).

GIGAWATT-HOUR (GWh): One gigawatt of power supplied or demanded for one hour.

HYDROELECTRIC PLANT: A generating unit which uses water power to drive the electric generator.

INSTALLED CAPACITY: The level of electric power which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer.

INTERCONNECTED POWER SYSTEM: Systems or networks connected together by means of one or more links (lines and/or transformers).

INTERRUPTIBLE ENERGY: The load of particular consumers which, according to contract, can be disconnected by the supplier for a limited period of time.

KILOVOLT (kV): 1,000 volts.

KILOWATT (kW): 1,000 watts.

KILOWATT-HOUR (kWh): One kilowatt of power supplied or demanded for one hour.

LOAD FACTOR: The ratio, expressed as a numerical value or as a percentage, of the consumption within a specified period (year, month, day, etc.) to the consumption that would result from continuous use of the maximum or other specified demand occurring within the same period.

MEGAWATT (MW): 1,000,000 watts (1,000 kilowatts).

MEGAWATT-HOUR (MWh): One megawatt of power supplied or demanded for one hour.

MVA: One thousand Volt Amperes.

PEAK LOAD: The average load (power) during a time interval of specified duration occurring within a given period of time, that time interval being selected during which the average power is greatest.

PRIMARY ENERGY: The energy generated by hydroelectric and thermal plants of the system in order to meet demands for firm service plus reserve requirements.

SECONDARY ENERGY: See: interruptible energy.

SOUTH REGION: The States of Paraná, Rio Grande do Sul and Santa Catarina.

SOUTHEAST REGION: The States of São Paulo, Rio de Janeiro, Minas Gerais and Espírito Santo.

SUBSTATION: An assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

THERMOELECTRIC PLANT: A generating unit which uses combustible fuel, such as coal, oil, diesel, natural gas or other hydrocarbon, as the source of energy to drive the electric generator.

TRANSMISSION: The bulk transfer of electricity (in lines with capacity between 750 kV and 34.5 kV) from generation facilities to the distribution system at load center station by means of the transmission grid.

UNBILLED ELECTRICITY: Electricity which has been delivered to a customer, but for which the utility has yet to deliver a bill.

VOLT: The basic unit of electric potential, voltage or electromotive force.

WATT: The basic unit of electric power.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Centrais Elétricas de Santa Catarina S.A.—CELESC

1. We have audited the accompanying balance sheets of Centrais Elétricas de Santa Catarina S.A.—CELESC as of December 31, 1995, 1994 and 1993 and the related statements of operations, changes in shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 1995, expressed in *Reais* of June 30, 1996 price levels. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Centrais Elétricas de Santa Catarina S.A.—CELESC for the year ended December 31, 1992, were audited by other auditors whose report dated March 3, 1993, expressed an unqualified opinion on those financial statements. Additionally, the other auditors have also previously issued statutory reports, expressing unqualified opinions, for the years ended December 31, 1994 and 1993, dated March 27, 1995 and March 22, 1994, respectively.

2. We conducted our audits in accordance with generally accepted auditing standards in Brazil. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accompanying principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. As discussed in Note 18, the Company recorded as "Extraordinary Items" in the results of operations for the year ended December 31, 1995, certain adjustments resulting from the recording of labor, civil, tax and bad debt provisions and the recognition of certain other liabilities totaling R$114,733 thousand which are attributable to prior years. The accounting for these adjustments represents a deviation from generally accepted accounting principles in Brazil and, as a result, the balance sheets as of December 31, 1994 and 1993 and the net income (loss), changes in financial position and changes in shareholders' equity for the years ended December 31, 1995, 1994 and 1993 would be affected by the allocation of these adjustments to those prior periods. If such adjustments had been reflected in their proper periods, net income (loss) for the years ended December 31, 1995, 1994 and 1993, would have been R$29,262 thousand (R$24,103 thousand) and (R$59,917 thousand), respectively.

4. In our opinion, except for matter mentioned in the preceding paragraph, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Centrais Elétricas de Santa Catarina S.A.—CELESC at December 31, 1995, 1994 and 1993 and the results of its operations, the changes in its shareholders' equity and the changes in its financial position for each of the three years in the period ended December 31, 1995, in conformity with accounting principles generally accepted in Brazil.

5. The following matters should be considered when evaluating the financial statements referred to in the first paragraph:

(a) As discussed in Note 5 to the financial statements, the realization of past due accounts receivable, principally from state owned companies and agencies, in the amount of R$67,088 thousand at December 31, 1995, is dependent upon future negotiations between the parties;

(b) As discussed in Note 7 to the financial statements, the realization of the loan to the State of Santa Catarina Government, in the amount of R$16,348 thousand at December 31, 1995, that CELESC has not received payment since 1990, depends on the capacity of the Company to

generate future net income to pay dividends or the renegotiation of new payment terms with the State;

(c) As discussed in Note 10 to the financial statements, the realization of the special monetary correction amounting to R$200,120 thousand at December 31, 1995, depends upon the inclusion of this amount in the tariff rate structure of the Company over the economic useful lives of the related assets. At this time, it is not possible to determine if such costs will be recoverable through the tariff rate structure;

(d) As discussed in Note 15 to the financial statements, the CELESC Pension Fund—CELOS (Fundação Celesc de Seguridade Social) has a technical deficit in the amount of R$61,620 thousand at December 31, 1995. The amount and timing of the additional contributions necessary to fund this technical deficit has not been determined.

6. The U.S. dollar amounts are presented solely for the convenience of the reader and in our opinion have been properly translated in accordance with the basis described in Note 2 (d). This translation should not be construed as representing that the *Real* amounts actually represent, have been, or could be converted into U.S. dollars at that or any other rate.

Blumenau, March 21, 1996, except for the price level ajustments to June 30, 1996 discussed in note 2, which date is August 19, 1996.

ERNST & YOUNG
Auditores Independentes S.C.
CRC-SP 15.199 "S" SC

Luiz Carlos Passetti
Accountant CRC-SP 144.343/T-SC

Centrais Elétricas de Santa Catarina S.A.—CELESC

BALANCE SHEET

(Expressed in thousands at June 30, 1996 price-levels)

ASSETS

	December 31,			
	US$	Reais		
	1995	1995	1994	1993
Current assets				
Cash and cash equivalents	8,165	8,201	7,552	25,120
Accounts receivable	133,405	133,992	130,514	108,422
Allowance for doubtful accounts	(1,762)	(1,770)	(1,642)	(528)
Other current assets	81,838	82,198	24,728	16,846
Total current assets	**221,646**	**222,621**	**161,152**	**149,860**
Long term assets				
Receivable from the State Government	342,267	343,773	323,906	13,419
Other assets	24,008	24,114	14,240	4,934
Total long term assets	**366,275**	**367,887**	**338,146**	**18,353**
Permanent Assets				
Investments	4,978	5,000	3,193	2,967
Property, plant and equipment, net	1,133,592	1,138,580	1,116,171	1,061,178
Deferred charges	69,992	70,300	67,291	63,262
Total permanent assets	**1,208,562**	**1,213,880**	**1,186,655**	**1,127,407**
Total Assets	**1,796,483**	**1,804,388**	**1,685,953**	**1,295,620**

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31,			
	US$	Reais		
	1995	1995	1994	1993
Current liabilities				
Accounts payable	75,805	76,139	46,514	71,626
Accrued payroll	41,754	41,938	37,944	29,237
Taxes and social charges payable	24,541	24,649	9,444	27,493
Loans and interest payable	49,890	50,109	8,719	7,062
Other payables and accruals	16,333	16,405	10,684	13,503
Total current liabilities	**208,323**	**209,240**	**113,305**	**148,921**
Long term liabilities				
Bank loans and financings	27,020	27,139	27,845	16,639
Debentures	40,623	40,802	41,199	0
Accrued liabilities	82,711	83,075	0	0
Special obligations	99,392	99,829	86,122	80,680
Other long term liabilities	54	54	55	55
Total long term liabilities	**249,800**	**250,899**	**155,221**	**97,374**
Shareholders' equity				
Paid-in capital	593,101	595,711	595,711	595,711
Capital reserves	739,035	742,287	766,743	452,939
Retained earnings	0	0	54,251	0
	1,332,136	**1,337,998**	**1,416,705**	**1,048,650**
Contributions for future capital increase	6,224	6,251	722	675
Total shareholders' equity	**1,338,360**	**1,344,249**	**1,417,427**	**1,049,325**
Total Liabilities and Shareholders' Equity	**1,796,483**	**1,804,388**	**1,685,953**	**1,295,620**

The accompanying notes are an integral part of the financial statements.

Centrais Elétricas de Santa Catarina S.A.—CELESC

STATEMENT OF OPERATIONS

(Expressed in thousands at June 30, 1996 price-levels)

	Year ended December 31,			
	US$	*Reais*		
	1995	1995	1994	1993
Operating revenue				
Electricity sales to final consumers	794,861	798,358	840,021	706,955
Electricity sales to other concessionaires	4,127	4,145	4,783	4,339
Other revenue	18,658	18,740	14,712	4,901
Value-added sales and service tax (ICMS)	(171,565)	(172,320)	(178,011)	(141,650)
COFINS and PASEP taxes	(19,473)	(19,559)	(19,098)	(15,826)
Regulatory charges	(30,365)	(30,499)	(29,091)	(16,664)
Net operating revenue	**596,243**	**598,865**	**633,316**	**542,055**
Operating expenses				
Purchases of electricity	(290,064)	(291,340)	(304,346)	(309,325)
Personnel	(155,135)	(155,818)	(158,654)	(152,151)
Third party materials and services	(60,916)	(61,184)	(30,406)	(13,536)
Depreciation and amortization	(57,934)	(58,189)	(56,170)	(52,930)
Other expenses	(22,449)	(22,547)	(25,359)	(24,217)
Operating income (loss) before financial income (expense)	**9,745**	**9,787**	**58,381**	**(10,104)**
Financial income (expense)				
Interest income	37,030	37,193	18,885	9,519
Interest expense	(12,870)	(12,927)	(19,301)	(36,865)
Operating income (loss)	**33,905**	**34,053**	**57,965**	**(37,450)**
Non-operating income (expense)				
Other non-operating income	5,239	5,262	121	4,881
Extraordinary items	(114,231)	(114,733)	0	0
Income (loss) before taxes	**(75,087)**	**(75,418)**	**58,086**	**(32,569)**
Provision for taxes				
Social contribution tax	(3,646)	(3,662)	(2,524)	0
Income tax	(6,363)	(6,391)	(1,311)	0
Net income (loss)	**(85,096)**	**(85,471)**	**54,251**	**(32,569)**
Net income (loss) per thousand shares in R$ and US$	**(139.82)**	**(140.44)**	**89.14**	**(53.52)**

The accompanying notes are an integral part of the financial statements

Centrais Elétricas de Santa Catarina S.A.—CELESC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 1995, 1994 and 1993
(Expressed in thousands at June 30, 1996 price-levels)

	Paid-In capital	Capital reserves	Retained earnings	Contributions for future capital increase	Total Reais	Total US$
Balance at December 31, 1992	**250,057**	**378,654**	**0**	**380**	**629,091**	**626,335**
Contributions for future capital subscription				295	295	294
Capital increase	345,654	(345,654)		0	0	0
Remuneration of construction in progress-Company Funds		5,568			5,568	5,543
Compensation of rate shortfalls (CRC)		446,940			446,940	444,982
Net loss for the year			(32,569)		(32,569)	(32,426)
Compensation of loss with capital reserves		(32,569)	32,569		0	0
Balance at December 31, 1993	**595,711**	**452,939**	**0**	**675**	**1,049,325**	**1,044,728**
Contributions for future capital subscription				47	47	47
Remuneration of construction in progress-Company Funds		6,442			6,442	6,414
Compensation of rate shortfalls (CRC)		307,362			307,362	306,015
Net income for the year			54,251		54,251	54,013
Balance at December 31, 1994	**595,711**	**766,743**	**54,251**	**722**	**1,417,427**	**1,411,217**
Contributions for future capital subscription				5,529	5,529	5,505
Remuneration of construction in progress-Company Funds		6,751			6,751	6,721
Fiscal incentive investments		13			13	13
Net loss for the year			(85,471)		(85,471)	(85,096)
Compensation of loss with capital reserves		(31,220)	31,220		0	0
Balance at December 31, 1995	**595,711**	**742,287**	**0**	**6,251**	**1,344,249**	**1,338,360**

The accompanying notes are an integral part of the financial statements

Centrais Elétricas de Santa Catarina S.A.—CELESC

STATEMENT OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands at June 30, 1996 price-levels)

	Year ended December 31,			
	US$	Reais		
	1995	1995	1994	1993
Financial resources were provided by:				
Operations				
Net income (loss)	(85,096)	(85,471)	54,251	(32,569)
Expenses (income) not affecting working capital				
Depreciation and amortization	57,934	58,189	56,170	52,930
Net book value of assets disposed	2,853	2,865	2,026	1,550
Provision for write-down of investments	41	41	20	23
Financial income on loans to the State	(21,459)	(21,553)	(7,071)	(1,262)
Provision for accrued liabilities	82,711	83,075		
Long-term monetary gains and losses	(5,279)	(5,302)	1,561	(154)
	31,705	**31,844**	**106,957**	**20,518**
Shareholders				
Remuneration of construction in progress	6,721	6,751	6,442	5,568
Contributions for future capital increase	5,505	5,529	47	295
Fiscal incentive investments	13	13	0	0
Compensation of rate shortfalls (CRC)	0	0	307,362	446,940
	12,239	**12,293**	**313,851**	**452,803**
Third parties				
Increase in long-term loans	4,760	4,781	17,705	4,685
Debentures issued	0	0	41,048	0
Increase in special contributions	11,117	11,166	5,414	3,417
Increase in other long-term liabilities	5,858	5,884	0	0
Decrease in long-term assets	8,358	8,395	0	91
	30,093	**30,226**	**64,167**	**8,193**
Total funds provided	**74,037**	**74,363**	**484,975**	**481,514**
Financial resources were used for:				
Increase in escrow deposits	12,959	13,016	6,354	2,626
Loans to the State Government (CRC)	0	0	303,415	0
Increase in other long-term assets	29	29	2,795	2,778
Investments	1,840	1,848	260	481
Property, plant and equipment	77,246	77,586	109,835	86,871
Deferred charges	6,721	6,751	7,532	5,566
Transfer from long-term loans to current loans	9,557	9,599	7,876	2,320
Total funds used	**108,352**	**108,829**	**438,067**	**100,642**
Increase (decrease) in working capital	**(34,315)**	**(34,466)**	**46,908**	**380,872**

CHANGES IN WORKING CAPITAL

	US$ 1995	1995	1994	1993
Current assets				
At the beginning of the period	160,446	161,152	149,860	100,247
At the end of the period	221,646	222,621	161,152	149,860
	61,200	**61,469**	**11,292**	**49,613**
Current liabilities				
At the beginning of the period	112,808	113,305	148,921	480,180
At the end of the period	208,323	209,240	113,305	148,921
	95,515	**95,935**	**(35,616)**	**(331,259)**
Increase (decrease) in working capital	**(34,315)**	**(34,466)**	**46,908**	**380,872**

The accompanying notes are an integral part of the financial statements

Centrais Elétricas de Santa Catarina S.A.—CELESC

Notes to the Financial Statements
December 31, 1995, 1994 and 1993
In the Currency of June 30, 1996
All amounts in thousands, unless otherwise indicated

1. OPERATIONS

Centrais Elétricas de Santa Catarina S.A.—CELESC, is a publicly traded corporation under Brazilian Law, controlled by the State Government of Santa Catarina. CELESC has as its main activities the transmission and distribution of electric energy in the State of Santa Catarina, covering 91% of the geographic area of the State. The Company operates 12 hydroelectric power generating stations, which generate approximately 4% of the electricity distributed by the Company, with the remainder supplied by Itaipu (31%) and Eletrosul (65%).

As of December 31, 1995, the Company had approximately 1,400,000 customers. Its revenue is derived as follows: 42% from the industrial sector; 29% from the residential sector; 15% from the commercial sector; 7% from the rural sector; and, 7% from other sectors. The volume of energy distributed by CELESC in 1995 represented 4% of the total electricity distributed in Brazil. The main distribution centers of the Company are the cities of Joinville, Blumenau and Florianópolis, which accounted for 45% of the Company's total revenue.

The electric sector in Brazil is coordinated by Eletrobrás and regulated by DNAEE (Department of Energy), both controlled by the Federal Government, which determines the tariff rates for the purchase and sale of energy, as well as the suppliers of energy. Other external factors that affect the operations of the Company are related to its management structure, which is affected by changes in the state and federal governments, and its relationship with its labor unions. As a result, the financial position and results of operations of CELESC can be, and have been, adversely affected by political, economic and labor objectives and influence which are outside its managerial control.

The number of persons employed by the Company, excluding trainees, as of December 31,1995 and as of December 31, 1994 and 1993 was 5,604, 5,619 and 5,796 employees, respectively.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

a. Inflation accounting methodology

The Company, as all other publicly-traded companies in Brazil, prepares its financial statements pursuant to two methods: (i) the Corporate Law method, which serves as a basis for determining dividends and income taxes, and (ii) the Constant Currency method, under the guidelines of the Brazilian Securities Commission (CVM).

Under the prolonged inflationary conditions prevailing in Brazil, through June, 1994, financial statements prepared under the Corporate Law method lose much of their meaning since the method does not fully recognize the effects of inflation on substantially all of the items in the statements of operations, changes in shareholders' equity and changes in financial position. In addition, prior-period comparative financial information is not restated to current price levels and certain unindexed receivables and payables are not discounted to their present value.

The financial statements of CELESC have been prepared based on the Constant Currency method, in *Reais* of purchasing power as of June 30, 1996 using the variation in the Monetary Accounting Unit (UMC) as the basis for restatement. The UFIR and IGP-M indices (as defined below) were utilized as

All amounts in thousands, unless otherwise indicated

2. PRESENTATION OF THE FINANCIAL STATEMENTS—(Continued)

the basis for the variation of the UMC. The following procedures were adopted in connection with the presentation of the financial information:

- *Monetary items*—Monetary items, which include anticipated inflation and prefixed interest, were adjusted to present value, if significant, by applying discount rates established by the National Association of Investment and Development Banks (Associação Nacional de Bancos de Investimento e Desenvolvimento—ANBID) at the respective period-end. Monetary gains and losses, as well as the adjustment to present value, are allocated to the particular income statement line item to which the gain or loss applied.
- *Non-Monetary items*—Non-Monetary items are generally stated at monetarily corrected cost, expressed in *Reais* of purchasing power at June 30, 1996.
- *Items in the statement of operations, changes in shareholders' equity and changes in financial position*—These items are restated from the date or month they were first recorded through June 30, 1996, adjusted both for gains and losses on monetary items and for the adjustment to present value of receivables and payables, if material. Charges for depreciation and amortization are converted to *Reais* by the UFIR value at the balance sheet date.

b. Indices

Price level adjustments are computed based on the official inflation indices recommended by the CVM for use in constant currency presentations. The financial statements were inflation adjusted based on the variation of UMC index for the three years period from January 1, 1993 to December 31, 1995, which was equivalent to the variation of the three years UFIR for the same period. From January 1, 1996, with the extinction of the UFIR, the UMC is based upon the IGP-M index, in accordance with the rules issued by the CVM, with an inflation rate of 6.13% for the six months period ended June 30, 1996. These indices have at times differed from other inflation indices and the devaluation of the Brazilian currency against the U.S. dollar, as set forth below:

	Year ended December 31,		
Index	1995	1994	1993
Unidade Fiscal de Referência—UFIR (Unit of Tax Reference)	22%	905%	2,422%
Índice Nacional de Preços ao Consumidor—INPC (National Consumer Price Index)	22%	929%	2,489%
Índice Geral de Preços de Mercado—IGP-M (General Market Price Index)	16%	1,247%	2,567%
Variação Cambial do US$ (Brazilian Currency vs. U.S. dollar)	15%	613%	2,532%

c. Local currency denomination

As part of an economic stabilization plan, on July 1, 1994, the *Real* (R$) was introduced as the Brazilian monetary unit replacing the Cruzeiro *Real* (CR$) at the parity of CR$2,750.00 to R$1.00. Prior to July 31, 1993 the Brazilian monetary unit was the Cruzeiro (Cr$), which was replaced by the

All amounts in thousands, unless otherwise indicated

2. PRESENTATION OF THE FINANCIAL STATEMENTS—(Continued)

Cruzeiro *Real* at a parity of Cr$1,000.00 to CR$1.00 at that date. For the convenience of the reader, all the balances in Brazilian currency presented in these financial statements have been expressed in *Reais* of June 30, 1996 purchasing power.

d. Basis of translation

The accounting records are maintained in *Reais*. The financial information in U.S. dollars is presented solely for the convenience of the reader and has been translated from the amounts in the *Reais* financial statements expressed in constant currency at June 30, 1996 price levels, at the exchange rate of R$1.0044 to US$1.00 prevailing at that date. Such translation should not be construed as representing that the *Reais* amounts represented, have been or could be converted into U.S. dollars at that or any other rate.

Had the Company's translation been measured directly in U.S. dollars at exchange rates existing at the dates when transactions were carried out or had it presented U.S. dollar information by restating the *Reais* financial statements in constant currency to price levels at each period-end and then translating it to U.S. dollars at the exchange rates existing at those dates, significantly different results and trends would have been presented.

Financial information presented in U.S. dollars and translated from the *Reais* financial statements in constant currency price levels other than that at June 30, 1996 would differ from the U.S. dollar information presented herein.

e. Classification

The presentation of the financial statements differs in the classification of certain accounts from the presentation in the published statutory financial statements, the latter of which conform to the official chart of accounts for public electric power utilities. For the convenience of the reader, the financial statements have been reformatted so as to more closely approximate the presentation of financial statements prepared for the international investment community.

f. Special monetary restatement

Until 1990, there existed a significant discrepancy between the generally recognized level of inflation and the official inflation indices established by the Federal Government to calculate monetary restatement of financial statements. In order to minimize that discrepancy, Law 8,200/91 was enacted on June 28, 1991, permitting companies the option of recording a special monetary restatement of property, plant and equipment. In 1991, CELESC recorded this special monetary restatement.

3. PRINCIPAL ACCOUNTING PRACTICES

The Company's accounting practices comply with, and its financial statements are prepared in accordance with, generally accepted accounting principles in Brazil and with accounting principles specific to the electric utility sector, as required by DNAEE, the Brazilian Securities Commission (CVM) and the Corporation Law.

3. PRINCIPAL ACCOUNTING PRACTICES—(Continued)

a. Marketable securities

Financial investments are monetarily restated, increased by interest income recognized on the accrual basis.

b. Accounts receivable

The accounts receivable for non-billed electric energy is estimated monthly and recognized on the accrual basis (Note-5).

An allowance for doubtful accounts is recorded at an amount estimated by management to be sufficient to cover presently foreseeable losses.

c. Inventory

Inventory of materials and supplies are classified as current assets and are recorded at average cost. Parts and supplies used for construction are classified as property, plant and equipment and are recorded at their monetarily restated cost.

d. Receivable from the State of Santa Catarina

The receivable from the State of Santa Catarina is recorded at its original value, monetarily restated, and increased by contractual interest rates, recognized on the accrual basis (Note-7).

e. Investments

Investments are recorded at acquisition cost, monetarily restated, and adjusted to market value, as applicable.

f. Property, plant and equipment

Property, plant and equipment is recorded at acquisition or construction cost, monetarily restated, less depreciation, which is calculated by the straight-line method according to the rates stipulated by the regulatory authorities. The Company defers personnel costs that are related to construction in progress.

g. Deferred charges

Deferred costs are monetarily restated and amortized as described in Note-9. Deferred costs are recorded primarily for the remuneration of funds used during construction at 10% per year, as determined by DNAEE. An off-setting credit is recorded in capital reserves.

h. Liabilities

Current and long-term liabilities are stated at their known or estimated value, increased, as applicable, by corresponding charges and monetary correction.

All amounts in thousands, unless otherwise indicated

3. PRINCIPAL ACCOUNTING PRACTICES—(Continued)

i. Special obligations

Special obligations are contributions received from customers which are exclusively for investment in the distribution network to provide energy to the donors. They are recorded at the value received, increased by monetary correction.

j. Compensation of rate shortfalls—CRC Account

The compensation of tariff rate shortfalls was accomplished by an agreement among the Government, the producers, suppliers and distributors of electrical energy, which established the basis for the repayment of debts. The effect of this debt settlement has been recognized as a credit to shareholders equity (Note-13).

k. Taxes

Income and social contribution taxes are calculated based upon the tax legislation in effect for each period. Deferred taxes are recorded, if and when applicable, using the deferral method. Deferred income taxes have not been recorded since the liability or benefit are not considered significant or their realization assured.

l. Pension fund

The Company contributes to a defined benefit pension plan (Note 15) to cover retirement benefits. The contributions are recognized as expense as they become payable.

4. MONETARY GAINS AND LOSSES

To eliminate the effects of inflation on the income statement, gains and losses are calculated on monetary items classified in the balance sheet and allocated to the income statement accounts to which they relate. The effects of the more significant gains and losses are as follows:

	Year ended December 31,			
	US$	*Reais*		
Income statement account	1995	1995	1994	1993
Sale of electric energy	(5,991)	(6,017)	(122,699)	(148,148)
ICMS on electric energy	10,783	10,830	33,217	44,048
Personnel expenses	6,493	6,522	59,622	94,252
Cost of energy purchased	3,890	3,907	77,690	59,274
Interest income	(44,962)	(45,160)	(180,403)	(643,012)
Interest expense	39,986	40,162	78,177	683,352
Other operational income (expenses)—net	(2,463)	(2,474)	22,190	(12,333)

All amounts in thousands, unless otherwise indicated

5. ACCOUNTS RECEIVABLE

Description	US$ 1995	Reais 1995	Reais 1994	Reais 1993
	Year ended December 31,			
Residential	22,122	22,219	13,344	12,565
Industrial	43,169	43,359	38,248	42,995
Commercial	11,573	11,624	8,919	9,757
Rural	6,675	6,704	5,467	4,813
Public companies and agencies	22,838	22,939	15,804	15,223
Non-billed	21,462	21,556	18,645	19,509
Other accounts receivable	5,566	5,591	30,087	3,560
Total	**133,405**	**133,992**	**130,514**	**108,422**

At December 31, 1995, past-due accounts receivable of R$67,088 (US$66,794) were overdue, principally from various state-owed companies and agencies. The Company is negotiating with these companies, as well as the State Government, and expects a satisfactory conclusion of this matter in due course. In the past, such negotiations have, primarily, resulted in the extension of the re-payment period and have not included forgiveness of the amounts owed or any financial charges assessed due to the late payment.

6. OTHER CURRENT ASSETS

Description	US$ 1995	Reais 1995	Reais 1994	Reais 1993
	December 31,			
Installment receivables (a)	25,455	25,567	13,119	2,410
Inventory	7,222	7,252	4,762	2,067
Prepaid taxes—other	4,688	4,709	2,993	2,150
Short-term investments	0	0	0	3,972
Escrow deposits-FINSOCIAL	0	0	331	3,222
Services rendered	983	988	226	389
Prepaid ICMS taxes	39,672	39,847	0	0
Other credits	3,818	3,835	3,297	2,636
Total	**81,838**	**82,198**	**24,728**	**16,846**

(a) This account consists of past-due receivables which have been renegotiated in installments with customers.

All amounts in thousands, unless otherwise indicated

7. RECEIVABLE FROM THE STATE OF SANTA CATARINA

	December 31,			
	US$	*Reais*		
Description	1995	1995	1994	1993
Loan contract-CRC (i)				
Principal	301,974	303,303	304,989	0
Interest (6.828% per annum)	24,017	24,122	4,106	0
	325,991	**327,425**	**309,095**	**0**
Loans to the State treasury (ii)				
Principal	12,005	12,058	12,058	12,058
Interest (10% per annum)	4,271	4,290	2,753	1,361
	16,276	**16,348**	**14,811**	**13,419**
Total	**342,267**	**343,773**	**323,906**	**13,419**

i) In October, 1994, the Company signed a contract with the State Government assigning the remaining balance of the CRC (Rate Shortfall Compensation Account) at August 1, 1994, in the amount of R$203,921, which was restated by the IPCr through June 1995, with interest of 6.828% per year. The INPC index replaced the IPCr beginning on July 1, 1995. The term of the contract is twenty years with a two year, principal and interest grace period and an 18 year amortization period with payments in equal monthly and successive installments.

According to Instruction CVM 235/95, the Company calculated the net present value of the future cash flows, using a rate of 12% per annum, which resulted in a discount of approximately 61% of the receivable value at the date of the agreement and 59% as of December 31, 1995.

ii) The State Treasury obtained various loans from CELESC in 1985 and 1986. In April 1988, an agreement was signed among the State Government, CELESC, Eletrobrás and Eletrosul, in order to settle the amounts owed. As a result, the State debt with CELESC would be amortized by withholding dividends. The State debt has been amortized in those years in which the Company distributed dividends. However, since 1990, no amortization payments have been made to CELESC.

All amounts in thousands, unless otherwise indicated

8. PROPERTY, PLANT AND EQUIPMENT

Description	Deprec. Rate.	US$ 1995	Reais 1995	Reais 1994	Reais 1993
In Service:					
Generating system	3%	43,884	44,077	38,222	28,834
Transmission system	3%	412,169	413,983	393,499	373,912
Distribution system	4%	913,911	917,932	883,566	841,248
Other		166,663	167,396	161,429	161,045
Sub-total		**1,536,627**	**1,543,388**	**1,476,716**	**1,405,039**
Accumulated depreciation		(534,657)	(537,009)	(491,782)	(441,313)
Total in service		**1,001,970**	**1,006,379**	**984,934**	**963,726**
Construction in progress:					
Generating system		5,517	5,541	5,287	4,023
Transmission system		38,261	38,430	46,037	21,112
Distribution system		32,997	33,142	40,134	32,600
Other		54,847	55,088	39,779	39,717
Total in progress		**131,622**	**132,201**	**131,237**	**97,452**
Total		**1,133,592**	**1,138,580**	**1,116,171**	**1,061,178**

9. DEFERRED CHARGES

Description	Amort. Rate.	US$ 1995	Reais 1995	Reais 1994	Reais 1993
Interest allowance on construction in progress	4%	92,336	92,742	87,050	81,281
Other deferred assets	10%	2,557	2,569	2,671	1,822
Accumulated amortization		(24,901)	(25,011)	(22,430)	(19,841)
Total		**69,992**	**70,300**	**67,291**	**63,262**

The interest allowance on construction in progress of 10%, as determined by law, is recorded as a deferred charge and amortized at 4% per year, beginning with the month the project is placed in service. The portion of the interest allowance attributable to the utilization of the Company's own capital resources is credited to a capital reserve in shareholders equity. If the interest allowance had been amortized at 10% per year, amortization expense would have increased by R$3,821.

Borrowings obtained to finance construction in progress begin to be amortized from the date the project is completed or placed in service in accordance with DNAEE regulatory requirements.

The financial charges and the monetary variation of loans and financings related to construction in progress are amortized over a ten-year term, from the completion and/or placing in service of the project, in accordance with DNAEE regulations.

All amounts in thousands, unless otherwise indicated

10. SPECIAL MONETARY CORRECTION

The calculation and recognition of the special monetary correction resulting from Law n° 8200/91, had the intent of correcting the differences of the indices which had been previously used to monetarily correct permanent assets.

The public electric power utilities, under the rate equalization system, were authorized by the regulatory authority to recognize such effects only for statutory and regulatory accounting purposes but not in the cost base used for rate-setting purposes.

In 1995, the charge related to depreciation and amortization originating from the special monetary correction was R$18,731. This expense, as well as not being deductible for tax purposes, was not included in determining the cost of service in the calculation of electric power rates.

The Company has a remaining special monetary correction balance in the amount of R$200,120 as follows:

Description	December 31, 1995
Investment	106
Property, plant and equipment	190,053
Deferred charges	9,961
Total	**200,120**

All amounts in thousands, unless otherwise indicated

11. LOANS AND FINANCINGS

Description	Index(a)	Interest Rates(b)	December 31, US$ 1995	Reais 1995	Reais 1994	Reais 1993
LONG TERM						
In foreign currency						
Various financial institutions	US$	Prime + 2%	0	0	0	6,784
In domestic currency						
Eletrobrás	UFIR	5-8%	25,085	25,195	25,436	5,805
Various financial institutions	UPF	4-5%	1,935	1,944	2,409	4,050
Total Long Term			**27,020**	**27,139**	**27,845**	**16,639**
SHORT TERM						
In foreign currency						
Various financial institutions	US$	Prime + 2%	3,379	3,394	6,916	5,096
In domestic currency						
Eletrobrás	UFIR	5-8%	5,452	5,476	4	298
Various financial institutions	UPF	4%	0	0	0	531
Financial institutions—BMC		5.8%	39,354	39,526	0	0
Sub-total			**48,185**	**48,396**	**6,920**	**5,925**
ACCRUED INTEREST—CURRENT						
In foreign currency						
Various financial institutions			654	657	819	1,067
In domestic currency						
Debentures			1,009	1,014	935	0
Eletrobrás			38	38	30	37
Various financial institutions			4	4	15	33
Total Accrued Interest			**1,705**	**1,713**	**1,799**	**1,137**
Total Short-Term Loans and Accrued Interest			**49,890**	**50,109**	**8,719**	**7,062**

(a) The indices indicated—US$, UFIR and UPF—are utilized to monetarily correct the local currency debt in accordance with their contractual terms.

(b) Annual interest rates, except the BMC short term domestic loan, which is monthly.

Guarantees for the loans and financings have been provided by the Federal and the State Governments, Eletrobrás and the Company.

All amounts in thousands, unless otherwise indicated

11. LOANS AND FINANCINGS—(Continued)

The annual long-term loan payments are as follows:

Payment dates	December 31, 1995 US$	December 31, 1995 *Reais*
1997	5,767	5,792
1998	5,396	5,420
1999	5,285	5,308
2000	4,939	4,961
2001 to 2019	5,633	5,658
Total	**27,020**	**27,139**

12. DEBENTURES

The Company had a public issue of 30,000 debentures convertible into Class "B" preferred shares, in a single series, which are nominal and non-endorseable, with a unit value of R$1, for a total amount of R$30,000, on November 1, 1994 and a redemption date of November 1, 2004.

The debentures were corrected through June 30, 1995 by the IPCr and after that date they have been corrected by the INPC. The interest on the corrected value is 15.5% per year and is payable annually. On November 1, 1995, the amount of R$5,775 (R$6,300 at June 30, 1996 price level) was paid regarding the first interest installment.

The debentures are convertible into Class "B" preferred shares, as follows:

Year	Period	Quantity of Shares
1st year	Nov. 1, 1994 to Oct. 31, 1995	1,210
2nd year	Nov. 1, 1995 to Oct. 31, 1996	1,130
3rd year	Nov. 1, 1996 to Oct. 31, 1997	1,070
4th to 10th year	Nov. 1, 1997 and thereafter	910

13. RATE SETTING AND COMPENSATION OF RATE SHORTFALLS— (CRC ACCOUNT)

a. Rate setting process and legislation

i) *Before March 1993*—Until 1993, two important principles governed the rate setting process in Brazil: (i) that electric utilities should be guaranteed an annual rate of return on service-related assets included in the rate base and (ii) that the rate charged to each class of customers for electric power should be uniform throughout Brazil, where those customers located nearer to the distribution outlets compensate for the high power distribution cost to the more remote areas of the country.

Under the previous rate structure, the guaranteed return was set by the regulatory authority at a level between 10% and 12%, depending on the particular circumstances of each concessionaire and was

All amounts in thousands, unless otherwise indicated

13. RATE SETTING AND COMPENSATION OF RATE SHORTFALLS—(CRC ACCOUNT)—(Continued)

calculated as earnings before interest and taxes divided by service-related assets. Service-related assets included property, plant and equipment and inventory, less accumulated depreciation and certain other specified amounts.

In order to compensate concessionaire companies experiencing a rate of return below the national average of the sector, the Federal Government created the National Reserve for Compensation of Remuneration—RENCOR, through which profits from more profitable companies were to be relocated to less profitable companies so that the rate of return of all companies would be equal to the national average of the sector.

The shortfall experienced by concessionaire companies between the guaranteed return and the actual rate of return was accounted for by an increase to each company's recoverable rate deficit (CRC Account) equal to that shortfall. This account was recorded by the Company in a memorandum account not as an asset on the balance sheet (see (b) below).

ii) *From March 1993 to June 1994*—Law 8,631 of March 4, 1993, modified by Law 8,724 of October 28, 1993, and related regulation, introduced significant changes to the regulatory structure governing electricity rates in Brazil. Under this system, the guaranteed return concept as well as RENCOR were abolished. Under the new system, each concessionaire proposed a rate structure, based on its particular circumstances, subject to approval by the Federal regulatory authorities. Each concessionaire was required to submit to the Department of Energy a rate proposal for the 1994-1996 period, to be reviewed at each subsequent three-year period, based on the individual company's cost structure.

The proposed rate was calculated taking into account the concessionaire's desired level of remuneration as well as the following: operating expenses, including personnel costs; the costs of ITAIPU electricity and electricity purchased from other concessionaires; certain constructions costs and depreciation and amortization charges; Global Reserve for Reversion (RGR) charges at the rate of 3% per annum of each concessionaire's assets in service (payable to ELETROBRÁS but not to exceed 12% of its net operating revenue from sales to final costumers); and taxes other than on income. Also, in the implementation of the regulation of the rate structure under Law 8,631, the Department of Energy (DNAEE) disallowed inclusion of taxes on income and depreciation charges related to the optional special monetary restatement (Note 2 (f)) as components of cost of service.

iii) *From July 1994*—At June 30, 1994, the Federal Government published certain provisional regulations in connection with an economic stabilization plan. These regulations, among other measures, suspended the rate setting process established in Law 8,631, froze electricity rates in *Reais* of July 1, 1994, and provided that rates would be set on an annual basis commencing on July 1, 1994, although the Federal Government might at its discretion, change rates more frequently.

In November, 1995, the Company was granted rate increases of approximately 25%.

All amounts in thousands, unless otherwise indicated

13. RATE SETTING AND COMPENSATION OF RATE SHORTFALLS—(CRC ACCOUNT)—(Continued)

b. Recoverable rate deficit (CRC Account)

At October 28, 1993, Law 8,724 introduced changes to Law 8,631, as to the use of CRC credits, extending the deadlines for existing debt payments regarding the supply of energy before May 31, 1993. Thereby the Company was allowed to compensate the above mentioned debts for energy purchased from Itaipú in the amount of R$65,935 (74,971 thousand UFIRs) and the debt with the Banco do Brasil in the amount of R$6,754 (7,679 thousand UFIRs). After the offsetting of these values, the remaining balance of the CRC at December 31, 1993 was R$307,363 (349,473 thousand UFIRs). Additionally, after offsetting some other debts owed to ELETROBRÁS and BNDES, the remaining balance of R$303,416 (344,986 thousand UFIRs) was assigned to the State Government of Santa Catarina in October, 1994, through a financing contract, in accordance with Law 8,727/93, as described in Note-7.

An analysis of the CRC account offsetting is as follows:

	In December 31, 1995 currency		
Description	US$	R$	UFIR
Gross balance of approved CRC	**1,001,331**	**1,005,737**	**1,143,533**
Reduction—25%	(250,334)	(251,435)	(285,883)
Net Balance of CRC	**750,997**	**754,302**	**857,650**
First compensation—March 1993	**(372,611)**	**(374,250)**	**(425,527)**
Eletrosul—conventional	(62,146)	(62,419)	(70,971)
Furnas—Transport	(23,104)	(23,206)	(26,386)
Itaipu—assignment	(287,155)	(288,418)	(327,935)
Eletrobrás—loans	(206)	(207)	(235)
Second compensation—October 1993	**(72,370)**	**(72,689)**	**(82,650)**
Itaipú—assignment	(65,646)	(65,935)	(74,971)
Banco do Brasil	(6,724)	(6,754)	(7,679)
Remaining CRC balance	**306,016**	**307,363**	**349,473**
Loans (Eletrobrás and BNDES)	(3,930)	(3,947)	(4,487)
Assignment to the State Government in October 1994	(302,086)	(303,416)	(344,986)
Final CRC balance, December 31, 1994 and 1995	**0**	**0**	**0**

In the Company's accounting records, the accounting for the CRC rate shortfall was maintained in self-balancing memorandum accounts, and upon the settlement of liabilities owed the obligation was reduced and an offsetting credit was recorded to shareholders' equity in the accounting records. With respect to the amount assigned to the State Government, the accounting was the same, except that, instead of reducing the liability, an asset was recorded as a receivable from the State Government of Santa Catarina and shareholders' equity credited.

All amounts in thousands, unless otherwise indicated

14. SHAREHOLDERS' EQUITY

Authorized capital is limited to R$750,000, represented by nominal shares, with no par value, divided into common and preferred shares. Of the authorized capital, R$458,349 (R$595,711 in the currency of June 30, 1996) is subscribed and paid up, representing 608,591,415 shares, of which 310,542,734 are common shares with voting rights, and 298,048,681 are preferred shares without voting rights, which are made up of 89,777,690 Class "A" and 208,270,991 Class "B" shares. Notwithstanding changes in the by-laws, the Board of Directors can authorize and approve new subscriptions of capital in the amount it considers necessary, up to the authorized limit.

The Class "A" preferred shares have priority in receiving a non-cumulative 25% (twenty-five percent) dividend, followed by the Class "B" preferred shares and then the common shares. In the case the Company does not pay the minimum dividend due for three consecutive years, the Class "A" preferred shares acquire the right to vote until payment of the dividend. The Class "B" preferred shares have preference of receiving redemption of capital upon dissolution of the Company.

The capital ownership at December 31, 1995 and 1994 was as follows:

	Shareholder's position at December 31, 1994					
Shareholder	**Common**	**%**	**Preferred**	**%**	**Total**	**%**
Estado de Santa Catarina	224,600,254	72%	3,838	0%	224,604,092	37%
Ipesc	23,219,951	7%	25,926,762	9%	49,146,713	8%
Eletrobrás	84,662	0%	117,344,227	39%	117,428,889	19%
Bovespa—Custody	16,223,584	5%	84,668,464	29%	100,892,048	17%
CLC—Custody	44,926,088	15%	66,517,693	22%	111,443,781	18%
Other	1,488,195	1%	3,587,697	1%	5,075,892	1%
Total	**310,542,734**	**100%**	**298,048,681**	**100%**	**608,591,415**	**100%**

	Shareholder's position at December 31, 1995					
Shareholder	**Common**	**%**	**Preferred**	**%**	**Total**	**%**
Estado de Santa Catarina	155,820,205	50%	25,930,600	9%	181,750,805	30%
Cia. Des. Est. Sta. Catar.	4,461,106	1%	0	0%	4,461,106	1%
INVESC	92,000,000	30%	0	0%	92,000,000	15%
Eletrobrás	84,662	0%	39,142,963	13%	39,227,625	6%
Bovespa—Custody	13,259,668	5%	91,133,894	31%	104,393,562	17%
CLC—Custody	44,441,587	14%	137,291,332	46%	181,732,919	30%
Other	475,506	0%	4,549,892	1%	5,025,398	1%
Total	**310,542,734**	**100%**	**298,048,681**	**100%**	**608,591,415**	**100%**

In accordance with Law 8,920, of July 20, 1994, Government-controlled companies are prohibited from paying dividends on income resulting from the credit balance of monetary correction.

All amounts in thousands, unless otherwise indicated

15. PENSION PLAN

The Company is the sponsor of the CELESC Pension Fund (Fundação CELESC de Seguridade Social—CELOS), a non-profit foundation, whose principal objective is to supplement the retirement benefits for the Company's employees.

The annual projected cost to the Company is 9.63% of the total payroll for normal service cost (amortization of current service benefits) and 4.55% for past-service costs (amortization of prior service benefits).

According to the bylaws, the Sponsor is not obliged to cover such net worth insufficiencies of CELOS, since the investment plan is approved by the Trustees. Additionally changes to the bylaws cannot reduce the already accumulated benefit obligation, and the Company's monthly contribution cannot be less than the employees' monthly contribution.

The Sponsor's contribution, is as follows:

- 0.96 times the amount contributed by the active participants;
- an increasing rate each year, that is currently 0.51 times the amount contributed by the active participants, which is increased at the beginning of December each year, for the next 7 years in a geometric progression at a ratio of 1.06, with a limit of 0.70 times the amount contributed by the active participants, corresponding on average, to 0.67 times the amount contributed by the active participants;
- 0.77 times the amount contributed by the active participants for the next 29 years.

The technical deficit at December 31, 1995 was R$61,620, resulting from actual salary increases, normal service cost requirements, early retirements, realized and unrealized losses from the stock market, fixed asset depreciation, work force reductions by the sponsor and the aging of the participants.

The elimination of this deficit should come from the recuperation of the stock market, the renegotiation of rental contracts for the properties used by the sponsor and by increasing contributions to the plan.

All amounts in thousands, unless otherwise indicated

15. PENSION PLAN—(Continued)

The Plan is a "defined benefit" plan. The most recent actuarial valuation was made at December 31, 1995 and is summarized as follows:

	December 31, 1995	
	US$	R$
Mathematical reserves		
Benefits provided	110,702	111,189
Benefits to be provided	190,892	191,732
	301,594	**302,921**
Reserves to be amortized	**(99,066)**	**(99,502)**
Technical deficit	**(61,350)**	**(61,620)**
Technical reserves	**141,178**	**141,799**
Total assets	**149,035**	**149,691**

16. CONTINGENCIES

There are several ongoing lawsuits against the Company, of a civil, tax and labor relations nature. Management, on the advice of its legal counsel, believes that it has meritorious defenses in many of these cases. However, management and the Company's internal lawyers have carried out an analysis of the risks of these lawsuits and, for those lawsuits where a loss is considered probable, a loss provision has been accrued.

Additionally, with respect to those cases related to the 20% industrial tariff increase which occurred during 1986, the Company has recorded a loss provision they believe is adequate in the circumstances. However, for those years subsequent to 1986, which may have been affected by this increase, management and its legal counsel are not able to evaluate and estimate the judicial and political ramifications of these legal actions and the possible effects on its financial position and results of operations, at this time.

The Company filed a suit against ELETROSUL in relation to increases in the Energy Optimization Tariff. Amounts owed to ELETROSUL by the Company were deposited in an escrow account. In August 1995, the escrow deposits amounting to R$7,221 were released and distributed equally to the two parties. Each party is bound to hold such amounts pending the final resolution of the dispute, with the defeated party obliged to return to the other the amount held by it within 24 months. The Company has provided R$6,724 at December 31, 1995 in Accounts Payable.

In another legal action, certain shareholders have initiated a lawsuit to be compensated for possible losses, amounting to approximately R$4,000, resulting from the capital restructuring by the Company. Management, based upon the opinion of external legal counsel, believes that the Company has meritorious legal defenses. As a result, the Company has not recorded a loss contingency with respect to this matter.

All amounts in thousands, unless otherwise indicated

17. TAXES

For the year ended December 31, 1993, no provision was recorded for social contribution and income taxes, since the Company had deductible operating losses. In 1994 and 1995, the Company calculated its social contribution and income taxes based on legislation existing in those years, and accordingly, accrued for those taxes due.

18. EXTRAORDINARY ITEMS

Based upon a detailed analysis of its current and prior period accounting practices, the Company has recorded certain adjustments to its financial statements. The adjustments recorded recognized various accruals for employee costs and employee benefits, income tax liabilities, provision for doubtful accounts, pension liabilities and financial charges, as follows:

Description	R$	US$
Provision for labor contingencies	25,604	25,492
Provision for employee benefits	3,110	3,096
Accounts payable to CELOS	5,233	5,210
Provision for losses on past due accounts	30,040	29,909
Income taxes liabilities	31,325	31,188
Provision for other contingencies	19,421	19,336
Total	**114,733**	**114,231**

As required by the Brazilian Securities Commission (CVM), these adjustments were recorded in the statement of operations for the year ended December 31, 1995, as an extraordinary item.

The effect of the above adjustments on the balance sheet accounts is as follows:

	December 31,					
	US$	R$				
Description	1994	1994 Accumul.	1994	1993 accumul.	1993	1992
Accrued payroll	3,096	3,110	1,814	1,296	1,296	0
Other current assets	29,909	30,040	30,040	0	0	0
Other payables and accruals	5,210	5,233	466	4,767	1,222	3,545
Accrued liabilities	76,016	76,350	46,034	30,316	24,830	5,486
Total	**114,231**	**114,733**	**78,354**	**36,379**	**27,348**	**9,031**

All amounts in thousands, unless otherwise indicated

18. EXTRAORDINARY ITEMS—(Continued)

A summary of the effect of these adjustments on the results of operations is as follows:

	December 31,				
	US$	*Reais*			
Description	**1995**	**1995**	**1994**	**1993**	**1992**
Statutory net income (loss)	**(85,096)**	**(85,471)**	**54,251**	**(32,569)**	**(61,654)**
Adjustments:					
Accrued liabilities	84,322	84,693	(48,314)	(27,348)	(9,031)
Asset reduction	29,908	30,040	(30,040)	0	0
Adjusted net income (loss)	**29,134**	**29,262**	**(24,103)**	**(59,917)**	**(70,685)**

Deferred income tax benefits with respect to the adjustments will be recognized once their realization is assured.

19. OTHER EXPENSES

	Year ended December 31,			
	US$	*Reais*		
Description	**1995**	**1995**	**1994**	**1993**
Costs of services provided to customers	8,345	8,382	5,740	4,356
Communications expenses	2,998	3,011	2,296	2,574
Headquarter administrative expenses (a)	5,176	5,199	5,646	5,743
Labor claims and retirement expenses indemnity	2,855	2,867	8,574	27
Others (b)	3,075	3,088	3,103	11,517
Total	**22,449**	**22,547**	**25,359**	**24,217**

(a) Includes building rentals.
(b) Includes the monetary gains and losses, which were not directly related to another account in the income statement.

All amounts in thousands, unless otherwise indicated

20. ELECTRICITY REVENUE

A summary of gross revenues from the sales of electric power to final customers, by class of customer, is as follows:

Description	Energy Sales—MWh Year ended December 31, 1995	1994	1993
Industrial	4,127,141	3,908,881	3,707,235
Residential	2,193,014	1,920,642	1,802,806
Commercial	997,169	866,764	800,542
Rural	851,463	771,257	715,378
Other	652,128	605,722	576,796
Total	**8,820,915**	**8,073,266**	**7,602,757**

Description	Year ended December 31, US$ 1995	Reais 1995	Reais 1994	Reais 1993
Industrial	335,670	337,147	384,057	318,130
Residential	228,443	229,448	212,105	169,110
Commercial	122,885	123,426	122,306	98,974
Rural	53,177	53,411	57,877	49,486
Other	54,686	54,926	63,676	71,255
Total	**794,861**	**798,358**	**840,021**	**706,955**

21. POWER PURCHASE AGREEMENTS

Law No. 5,899/73 requires CELESC to purchase from Itaipu Binacional 4.37 percent of the total energy generated in Brazil. DNAEE establishes the tariff rate payable for the purchased electricity and determines the quota of each electricity distributor of the energy purchased from Itaipu.

In view of its small electrical generation capacity, CELESC is required to purchase energy from third-parties in order to meet its market share. In conformity with Law No. 8,631 of March 4, 1993, CELESC is required to purchase electricity from the regional supplier ELETROSUL. The power purchase agreement duration comprises a 4-year period, and considers an additional 6-year period for expansion purposes. The necessary amount of electricity is annually reviewed.

According to Decree No. 2,432 of May 17, 1988, CELESC is liable to pay for the use of FURNA's transmission network for the transportation of the energy purchased from Itaipu.

All amounts in thousands, unless otherwise indicated

22. FINANCIAL INSTRUMENTS

During 1995, the Brazil CVM required companies to disclose the fair market value of their financial instruments and the nature and amounts of any financial derivatives (options, swaps, futures) transactions.

As described in Note 7, the CRC loan due from the State of Santa Catarina is recorded at an amount of R$285,784. At December 31,1995, if this loan had been recorded at its fair market value, (present value using a rate of return of 12%), it would be discounted by approximately 58% at December 31, 1995.

23. SUBSEQUENT EVENTS

Federal tax legislation was substantially changed by the passing of Law 9249 of December 26, 1995. The more significant changes that will effect the Company beginning January 1, 1996, are as follows:

- elimination of monetary correction from the financial statements;
- the reduction of the income tax rate from 25% to 15% and the reduction of the surtax rates from 12% and 18% to 10%; and
- the reduction of the social contribution rate from 10% to 8%.

24. STATEMENT OF CASH FLOW (UNAUDITED)

The Company is presenting a statement of cash flows. Such statement, although not required for Brazilian generally accepted accounting principles, is being presented as supplementary financial information to enhance the presentation of its operating, financing and investing activities. The cash

All amounts in thousands, unless otherwise indicated

24. STATEMENT OF CASH FLOW (UNAUDITED)—(Continued)

flow information has been prepared on a basis substantially consistent with U.S. Financial Accounting Standard No. 95—Statement of Cash Flows.

	Year ended December 31,			
	US$	Reais		
	1995	1995	1994	1993
Cash flows from operating activities:				
Net income (loss)	(85,096)	(85,471)	54,251	(32,569)
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	57,934	58,189	56,170	52,930
Net book value of assets disposed	2,853	2,865	2,026	1,550
Provision for write-down of investments	41	41	20	23
Financial income on loans to the Government State	(21,459)	(21,553)	(7,071)	(1,262)
Recording of accrued liabilities	82,711	83,075	0	0
Long-term monetary gains and losses	(5,279)	(5,302)	1,561	(154)
Changes in operating assets and liabilities				
(Increase) decrease in accounts receivable	(3,335)	(3,350)	(20,978)	(34,683)
(Increase) decrease in other current assets	(57,218)	(57,470)	(7,882)	(1,086)
Increase (decrease) in accounts payable	29,495	29,625	(21,165)	101,725
Increase (decrease) in accrued payroll	3,976	3,994	8,707	(1,199)
Increase (decrease) in taxes and social charges	15,138	15,205	(18,048)	5,082
Increase (decrease) in other payables and accruals	5,696	5,721	(2,819)	2,856
Net cash provided by operating activities	**25,457**	**25,569**	**44,772**	**93,213**
Cash flows from investing activities:				
Investments	(1,840)	(1,848)	(260)	(481)
Property, plant and equipment additions	(77,246)	(77,586)	(109,835)	(86,871)
Deferred charges	0	0	(1,090)	0
Decrease (increase) in other long-term assets	8,342	8,379	(2,795)	(2,687)
Net cash used in investing activities	**(70,744)**	**(71,055)**	**(113,980)**	**(90,039)**
Cash flows from financing activities:				
Increase (decrease) in loans and interest	41,209	41,390	1,656	7,219
Increase (decrease) in long-term loans	(4,797)	(4,818)	9,829	2,365
Debentures issued	0	0	41,048	0
Increase (decrease) in other long-term liabilities	5,858	5,884	0	0
Increase in special contributions	11,117	11,166	5,414	3,417
Increase in escrow deposits	(12,959)	(13,016)	(6,354)	(2,626)
Contributions for future capital increase	5,505	5,529	47	295
Cash flows from financing activities	**45,933**	**46,135**	**51,640**	**10,670**
Net increase (decrease) in cash and cash equivalents	**646**	**649**	**(17,568)**	**13,844**
Cash and cash equivalents at the beginning of the period	**7,519**	**7,552**	**25,120**	**11,276**
Cash and cash equivalents at the end of the period	**8,165**	**8,201**	**7,552**	**25,120**

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Centrais Elétricas de Santa Catarina S.A.—CELESC

1. We have audited the accompanying balance sheet of Centrais Elétricas de Santa Catarina S.A.—CELESC as of June 30, 1996 and the related statements of operations, changes in shareholders' equity and changes in financial position for the six-month period ended June 30, 1996, expressed in *Reais* of June 30, 1996 price levels. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Brazil. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accompanying principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Centrais Elétricas de Santa Catarina S.A.—CELESC at June 30, 1996 and the results of its operations, the changes in its shareholders' equity and the changes in its financial position for the six-month period ended June 30, 1996, in conformity with accounting principles generally accepted in Brazil.

4. The following matters should be considered when evaluating the financial statements referred to in the first paragraph:

a) As discussed in Note 5 to the financial statements, the realization of past due accounts receivable, principally from state-owned companies and agencies and industrial customers, in the amount of R$ 64,195 (US$ 63,914) thousand at June 30, 1996, is dependent upon current and future negotiations between the parties;

b) As discussed in Note 7 to the financial statements, the realization of the loan to the State of Santa Catarina Government, in the amount of R$ 17,278 (US$ 17,203) thousand at June 30, 1996, that CELESC has not received payment since 1990, depends on the capacity of the Company to generate future net income to pay dividends or the renegotiation of new payment terms with the State;

c) As discussed in Note 9 to the financial statements, the realization of the special monetary correction amounting of R$ 253,258 (US$ 252,149) thousand at June 30, 1996, depends upon the sufficiency of the tariff rate to cover the costs of the Company, including this amount, over the economic useful lives of the related assets;

d) As discussed in Note 13 to the financial statements, the CELESC Pension Fund—CELOS (Fundação Celesc de Seguridade Social) had a technical deficit at December 31, 1995 of R$ 61,620 (US$ 61,350) thousand (at June 30, 1996 price levels). The effect on the financial statements of the additional contributions necessary to fund this technical deficit is not known at this time.

e) As discussed in Note 14 to the financial statements, the Company is subject to litigation regarding tariff rate increases related to 1986. At this time, it is not possible to determine the effect of this uncertainty on the Company's financial statements.

5. The U.S. dollar amounts are presented solely for the convenience of the reader and in our opinion have been properly translated in accordance with the basis described in Note 2 (b). This translation should not be construed as representing that the *Real* amounts actually represent, have been, or could be converted into U.S. dollars at that or any other rate.

Blumenau, August 19, 1996

ERNST & YOUNG
Auditores Independentes S.C.
CRC-SP 15.199 "S" SC

Luiz Carlos Passetti
Accountant CRC-SP 144.343/T-SC

Centrais Elétricas de Santa Catarina S.A.—CELESC

BALANCE SHEET

(Expressed in thousands at June 30, 1996 price-levels)

ASSETS

	June 30, 1996 US$	June 30, 1996 R$
Current assets		
Cash and cash equivalents	13,525	13,584
Accounts receivable	138,188	138,796
Allowance for doubtful accounts	(4,532)	(4,552)
Other current assets	71,726	72,042
Total current assets	**218,907**	**219,870**
Long term assets		
Receivable from the State Government	354,193	355,751
Other assets	30,118	30,251
Total long term assets	**384,311**	**386,002**
Permanent assets		
Investments	8,137	8,173
Property, plant and equipment, net	1,212,015	1,217,348
Deferred charges	1,523	1,530
Total permanent assets	**1,221,675**	**1,227,051**
Total Assets	**1,824,893**	**1,832,923**

LIABILITIES AND SHAREHOLDERS' EQUITY

	June 30, 1996 US$	June 30, 1996 R$
Current liabilities		
Accounts payable	62,930	63,207
Accrued payroll	41,204	41,385
Taxes and social charges payable	46,223	46,426
Loans and interest payable	13,784	13,845
Other payables and accruals	29,161	29,290
Total current liabilities	**193,302**	**194,153**
Long term liabilities		
Bank loans and financings	30,913	31,049
Debentures	40,629	40,808
Accrued liabilities	69,865	70,172
Special obligations	102,855	103,308
Other long term liabilities	2,745	2,757
Total long term liabilities	**247,007**	**248,094**
Shareholders' equity		
Paid-in capital	593,101	595,711
Capital reserves	742,461	745,728
Retained earnings	38,642	38,812
	1,374,204	**1,380,251**
Contributions for future capital increase	10,380	10,425
Total shareholders' equity	**1,384,584**	**1,390,676**
Total Liabilities and Shareholders' Equity	**1,824,893**	**1,832,923**

The accompanying notes are an integral part of the financial statements

Centrais Elétricas de Santa Catarina S.A.—CELESC

STATEMENT OF OPERATIONS

(Expressed in thousands at June 30, 1996 price-levels)

	Six-months ended June 30, 1996	
	US$	R$
Operating revenue		
Electricity sales to final consumers	453,521	455,516
Electricity sales to other concessionaires	2,323	2,333
Other revenue	9,906	9,950
Value-added sales and service tax (ICMS)	(98,553)	(98,987)
COFINS and PASEP taxes	(11,705)	(11,756)
Regulatory charges	(20,265)	(20,354)
Net operating revenue	**335,227**	**336,702**
Operating expenses		
Purchases of electricity	(157,122)	(157,813)
Personnel	(87,904)	(88,291)
Third party materials and services	(32,758)	(32,902)
Depreciation and amortization	(28,390)	(28,515)
Other expenses	(14,791)	(14,856)
Operating income before financial income (expense)	**14,262**	**14,325**
Financial income (expense)		
Interest income	30,086	30,218
Interest expense	(4,728)	(4,749)
Operating income (loss)	**39,620**	**39,794**
Non-operating income (expense)		
Non-operating income	1,099	1,104
Non-operating expenses	(1,212)	(1,217)
Income (loss) before taxes	39,507	39,681
Provision for taxes		
Social contribution tax	(8,158)	(8,194)
Income tax	7,293	7,325
Net income (loss)	**38,642**	**38,812**
Net income (loss) per thousand shares in R$ and US$	**63.49**	**63.77**

The accompanying notes are an integral part of the financial statements

Centrais Elétricas de Santa Catarina S.A.—CELESC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the six-months ended June 30, 1996
(Expressed in thousands at June 30, 1996 price-levels)

	Paid-in capital	Capital reserves	Retained earnings	Contributions for future capital increase	Total Reais	Total US$
Balance at December 31, 1995	595,711	742,287	0	6,251	1,344,249	1,338,360
Contributions for future capital subscription				4,174	4,174	4,156
Remuneration of construction in progress-Company Funds		3,441			3,441	3,426
Net income for the period			38,812		38,812	38,642
Balance at June 30, 1996	595,711	745,728	38,812	10,425	1,390,676	1,384,584

The accompanying notes are an integral part of the financial statements

Centrais Elétricas de Santa Catarina S.A.—CELESC

STATEMENT OF CHANGES IN FINANCIAL POSITION
(Expressed in thousands at June 30, 1996 price-levels)

	Six-months ended June 30, 1996	
	US$	R$
Financial resources were provided by:		
Operations		
Net income	38,642	38,812
Expenses (income) not affecting working capital		
Depreciation and amortization	28,390	28,515
Net book value of assets disposed	2,312	2,322
Provision for write-down of investments	373	375
Financial income on loans to the State	(11,809)	(11,861)
Decrease in accrued liabilities	(12,846)	(12,903)
Long-term monetary gains and losses	3,174	3,188
	48,236	**48,448**
Shareholders		
Remuneration of construction in progress	3,426	3,441
Contributions for future capital increase	4,156	4,174
	7,582	**7,615**
Third parties		
Increase in long-term loans	4,516	4,536
Increase in special contributions	5,993	6,019
Decrease in long-term assets	1,058	1,063
	11,567	**11,618**
Total funds provided	**67,385**	**67,681**
Financial resources were used for:		
Increase in escrow deposits	8,008	8,043
Increase in other long-term assets	375	377
Property, plant and equipment	44,408	44,603
Deferred charges	21	21
Transfer from long-term loans to current loans	2,291	2,301
Total funds used	**55,103**	**55,345**
Increase in working capital	**12,282**	**12,336**

CHANGES IN WORKING CAPITAL

	Six-Months ended June 30, 1996	
	US$	R$
Current assets		
At the beginning of the period	221,646	222,621
At the end of the period	218,907	219,870
	(2,739)	**(2,751)**
Current liabilities		
At the beginning of the period	208,323	209,240
At the end of the period	193,302	194,153
	(15,021)	**(15,087)**
Increase in working capital	**12,282**	**12,336**

The accompanying notes are an integral part of the financial statements

Centrais Elétricas de Santa Catarina S.A.—CELESC

Notes to the Financial Statements
June 30, 1996
In the Currency of June 30, 1996
All amounts in thousands, unless otherwise indicated

1. OPERATIONS

Centrais Elétricas de Santa Catarina S.A.—CELESC, is a publicly traded corporation under Brazilian Law, controlled by the State Government of Santa Catarina. CELESC has as its main activities the transmission and distribution of electric energy in the State of Santa Catarina, covering 91% of the geographic area of the State. The Company operates 12 hydroelectric power generating stations, which generate approximately 4% of the electricity distributed by the Company, with the remainder supplied by Itaipu (31%) and Eletrosul (65%).

As of June 30, 1996, the Company had approximately 1,400,000 customers. Its revenue is derived as follows: 36% from the industrial sector; 36% from the residential sector; 15% from the commercial sector; 6% from the rural sector; and 7% from other sectors. The volume of energy distributed by CELESC in 1996 represented 4% of the total electricity distributed in Brazil. The main distribution centers of the Company are the cities of Joinville, Blumenau and Florianópolis, which accounted for 45% of the Company's total revenue.

The electric sector in Brazil is coordinated by Eletrobrás and regulated by DNAEE (Department of Energy), both controlled by the Federal Government, which determines the tariff rates for the purchase and sale of energy, as well as the suppliers of energy. Other external factors that affect the operations of the Company are related to its management structure, which is affected by changes in the state and federal governments, and its relationship with its labor unions. As a result, the financial position and results of operations of CELESC can be, and have been, adversely affected by political, economic and labor objectives and influence which are outside the Company's managerial control.

The number of persons employed by the Company, excluding trainees, as of June 30, 1996 was 5,473 employees.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

a. Constant Currency Method

The Company, in common with Brazilian companies registered with the Brazilian Securities Commission (CVM), had prepared its financial statements following two methods: (i) the Corporate Law method, which serves principally as the basis for determining dividends and income taxes, and (ii) the Constant Currency method, under the guidelines of the Brazilian Securities Commission. The financial statements in accordance with the Corporate Law method are not presented herewith. A reconciliation of the Corporate Law method to the Constant Currency method, is presented below.

As of January 1, 1996, Law 9429 enacted on December 26, 1995, abolished monetary correction of financial statements, for CVM primary reporting, tax and legal purposes. Accordingly, financial statements prepared in accordance with the Corporate Law methodology as of dates and for periods ending after December 31, 1995 are not required to reflect the effects of inflation. CVM Instruction 248 provided that companies may elect to present financial statements in constant currency as supplementary information. Rules, issued by the CVM on April 11, 1996, clarified that any voluntary presentation of financial statements in constant currency must follow the CVM regulations in existence prior to the enactment of Law 9249, except that any general price index may be used for such restatement.

All amounts in thousands, unless otherwise indicated

2. PRESENTATION OF THE FINANCIAL STATEMENTS—(Continued)

Additionally, if companies elect to present financial statements in constant currency outside Brazil, such statements must also be disclosed within Brazil.

As a result of the change in Brazilian law abolishing the mandatory monetary correction of financial statements as of dates and for periods ended after December 31, 1995, and due to the unavailability of the Tax Reference Unit (Unidade Fiscal de Referñcia—"UFIR"), the official inflation index required to be used by Brazilian companies over the last several years to adjust their financial statements, the Company has had to select another inflation index. As a result, the financial statements as of and for the six-month ended June 30, 1996, have been adjusted for inflation and restated in reais in constant purchasing power as at June 30, 1996 using the General Price Index (Índice Geral de Preços—Mercado "IGP-M"), in accordance with the rules issued by the CVM. The financial statements as of the six-months ended June 30, 1996 have been adjusted for inflation and restated in reais in constant purchasing power as at June 30, 1996 using the IGP-M, also in accordance with Brazilian generally accepted accounting principles and the rules and regulations issued by the CVM.

The following criteria were adopted for the preparation of these financial statements:

- *Index*—the financial statements were inflation adjusted based on the variation of Monetary Accounting Unit ("UMC") Index for the period from January 1, 1995 to December 31, 1995, which was equivalent to the variation of the UFIR for the same period. From January 1, 1996 on, with the extinction of the UFIR, the UMC began to be indexed by the IGP-M, which noted inflation of 6,13 % for the six-months ended June 30, 1996.

- *Monetary items*—Monetary items, which include anticipated inflation and prefixed interest, were adjusted to present value, if significant, by applying discount rates established by the National Association of Investment and Development Banks (Associação Nacional de Bancos de Investimento e Desenvolvimento—ANBID) at the respective period end. Monetary gains and losses, as well as the adjustment to present value, are allocated to the particular income statement line item to which the gain or loss applied.

- *Non-Monetary items*—Non-Monetary items are generally stated at monetarily corrected cost, expressed in *Reais* of purchasing power at June 30, 1996.

- *Items in the statement of operations, changes in shareholders' equity and changes in financial position*—These items are restated from the date or month they were first recorded through June 30, 1996, adjusted both for gains and losses on monetary items and for the adjustment to present value of receivables and payables, if material. Charges for depreciation and amortization are converted to *Reais*by the UMC value at the balance sheet date.

b. Basis of translation

The accounting records are maintained in *Reais*.The financial information in U.S. dollars is presented solely for the convenience of the reader and has been translated from the amounts in the *Reais* financial statements expressed in constant currency at June 30, 1996 price levels, at the exchange rate of R$ 1.0044 to US$ 1.00 prevailing at that date. Such translation should not be construed as

All amounts in thousands, unless otherwise indicated

2. PRESENTATION OF THE FINANCIAL STATEMENTS—(Continued)

representing that the *Reais* amounts represented, have been or could be converted into U.S. dollars at that or any other rate.

Had the Company's translation been measured directly in U.S. dollars at exchange rates existing at the dates when transactions were carried out or had it presented U.S. dollar information by restating the *Reais*financial statements in constant currency to price levels at each period-end and then translating it to U.S. dollars at the exchange rates existing at those dates, significantly different results and trends would have been presented.

Financial information presented in U.S. dollars and translated from the *Reais* financial statements in constant currency price levels other than that at June 30, 1996 would differ from the U.S. dollar information presented herein.

c. Classification

The presentation of the financial statements differs in the classification of certain accounts from the presentation in the published statutory financial statements, the latter of which conform to the official chart of accounts for public electric power utilities. For the convenience of the reader, the financial statements have been reformatted so as to more closely approximate the presentation of financial statements prepared for the international investment community.

d. Special monetary restatement

Until 1990, there existed a significant discrepancy between the generally recognized level of inflation and the official inflation indices established by the Federal Government to calculate monetary restatement of financial statements. In order to minimize that discrepancy, Law 8,200/91 was enacted on June 28, 1991, permitting companies the option of recording a special monetary restatement of property, plant and equipment. In 1991, CELESC recorded this special monetary restatement.

e) Reconciliation

At June 30, 1996, a reconciliation of shareholders' equity and net income between the Corporate Law and Constant Currency methods is as follows:

	US$		*Reais*	
Description	Net Income	Shareholders' Equity	Net Income	Shareholders' Equity
Corporate Law Method	51,870	1,320,223	52,098	1,326,032
Property, plant and equipment restatement	70,140	70,140	70,449	70,449
Special obligation restatement	(5,779)	(5,779)	(5,805)	(5,805)
Shareholders' equity restatement	(77,589)	—	(77,930)	—
Constant Currency Method	**38,642**	**1,384,584**	**38,812**	**1,390,676**

2. PRESENTATION OF THE FINANCIAL STATEMENTS—(Continued)

f) Balance Sheet Reclassifications

As required by DNAEE, the Company reclassified R$ 68,703 (US$ 68,402) of deferred charges for interest allowance on construction in progress to property, plant and equipment.

Also in the six-months ended June 30, 1996, the Company has reclassified R$ 3,805 (US$ 3,788) from property, plant and equipment to investments. The amount is related to the Company's costs basis in the Cubatão hydroelectric project with other joint venture partners.

3. PRINCIPAL ACCOUNTING PRACTICES

The Company's accounting practices comply with, and its financial statements are prepared in accordance with, generally accepted accounting principles in Brazil and with accounting principles specific to the electric utility sector as required by DNAEE, the Brazilian Securities Commission (CVM) and Corporate Law.

a. Marketable securities

Financial investments are monetarily restated, increased by interest income recognized on the accrual basis.

b. Accounts receivable

The accounts receivable for non-billed electric energy is estimated monthly and recognized on the accrual basis (Note-5).

An allowance for doubtful accounts is recorded at an amount estimated by management to be sufficient to cover presently foreseeable losses.

c. Inventory

Inventory of materials and supplies are classified as current assets and are recorded at average cost. Parts and supplies used for construction are classified as property, plant and equipment and are recorded at their monetarily restated cost.

d. Receivable from the State of Santa Catarina

The receivable from the State of Santa Catarina is recorded at its original value, monetarily restated, and increased by contractual interest rates, recognized on the accrual basis (Note-7).

e. Investments

Investments are recorded at acquisition cost, monetarily restated, and adjusted to market value, as applicable.

3. PRINCIPAL ACCOUNTING PRACTICES—(Continued)

f. Property, plant and equipment

Property, plant and equipment is recorded at acquisition or construction cost, monetarily restated, less depreciation, which is calculated by the straight-line method according to the rates stipulated by the regulatory authorities. The Company defers personnel costs that are related to construction in progress.

Additionally, the Company defers costs for the remuneration of funds used during construction at 10% per year, as determined by DNAEE. An off-setting credit is recorded in capital reserves.

g. Liabilities

Current and long-term liabilities are stated at their known or estimated value, increased, as applicable, by corresponding charges and monetary correction.

h. Special obligations

Special obligations are contributions received from customers which are exclusively for investment in the distribution network to provide energy to the donors. They are recorded at the value received, increased by monetary correction.

i. Taxes

Income and social contribution taxes are calculated based upon the tax legislation in effect. Deferred taxes are recorded, if and when applicable, using the deferral method.

j. Pension fund

The Company contributes to a defined benefit pension plan (Note 13) to cover retirement benefits. The contributions are recognized as expense as they become payable.

All amounts in thousands, unless otherwise indicated

4. MONETARY GAINS AND LOSSES

To eliminate the effects of inflation on the income statement, gains and losses are calculated on monetary items classified in the balance sheet and allocated to the income statement accounts to which they relate. The effects of the more significant gains and losses are as follows:

Income statement account	Six-months ended June 30, 1996 US$	Six-months ended June 30, 1996 *Reais*
Sale of electric energy	(4,049)	(4,067)
ICMS tax on electric energy	839	843
Personnel expenses	1,860	1,868
Cost of energy purchased	2,152	2,161
Interest income	(5,071)	(5,093)
Interest expense	(816)	(820)
Other operating income, net	5,088	5,110

5. ACCOUNTS RECEIVABLE

Description	June 30, 1996 US$	June 30, 1996 *Reais*
Residential	26,281	26,397
Industrial	40,558	40,736
Commercial	9,532	9,574
Rural	5,456	5,480
Public companies and agencies	26,915	27,033
Non-billed	21,122	21,215
Other accounts receivable	8,324	8,361
Total	138,188	138,796

All amounts in thousands, unless otherwise indicated

5. ACCOUNTS RECEIVABLE—(Continued)

At June 30, 1996, past-due accounts receivable of R$ 64,195 (US$ 63,914) are as follows:

Description	Past Due—*Reais* 0-30 days	30-60 days	over 60 days	Total
Residential	9,086	1,969	806	11,861
Industrial	5,695	2,686	11,148	19,529
Commercial	2,928	875	2,744	6,547
Rural	743	158	1,161	2,062
Public companies and agencies	1,909	2,232	19,286	23,427
Others	51	49	669	769
Total	**20,412**	**7,969**	**35,814**	**64,195**

Description	Past Due—US$ 0-30 days	30-60 days	over 60 days	Total
Residential	9,046	1,961	802	11,809
Industrial	5,670	2,674	11,100	19,444
Commercial	2,915	871	2,732	6,518
Rural	740	157	1,156	2,053
Public companies and agencies	1,901	2,222	19,201	23,324
Others	51	49	666	766
Total	**20,323**	**7,934**	**35,657**	**63,914**

The Company is negotiating with these companies, as well as the State Government, and expects a satisfactory conclusion of this matter in due course.

6. OTHER CURRENT ASSETS

Description	June 30, 1996 US$	*Reais*
Installment receivables (a)	33,861	34,010
Inventory	7,994	8,029
Prepaid taxes—other	18,772	18,855
Services rendered	6,018	6,044
Prepaid ICMS taxes	142	143
Other credits	4,939	4,961
Total	**71,726**	**72,042**

(a) This account consists of past-due receivables which have been renegotiated in installments with customers.

All amounts in thousands, unless otherwise indicated

7. RECEIVABLE FROM THE STATE OF SANTA CATARINA

Description	June 30, 1996 US$	June 30, 1996 *Reais*
Loan contract-CRC (i)		
Principal	302,022	303,351
Interest (6.828% per annum)	34,968	35,122
	336,990	**338,473**
Loans to the State treasury (ii)		
Principal	11,711	11,762
Interest (10% per annum)	5,492	5,516
	17,203	**17,278**
Total	**354,193**	**355,751**

i) In October, 1994, the Company signed a contract with the State Government assigning the remaining balance of the CRC (Rate Shortfall Compensation Account) at August 1, 1994, in the amount of R$ 203.921, which was restated by the IPCr through June 1995, with interest of 6.828% per year. The INPC index replaced the IPCr beginning on July 1, 1995. The term of the contract is twenty years with a two year, principal and interest grace period and an 18 year amortization period with payments in equal monthly and successive installments.

According to CVM Instruction 235/95, the Company calculated the net present value of the future cash flows, using a rate of 12% per annum, which resulted in a discount of approximately 61% of the receivable value at the date of the agreement and 57.50 % as of June 30, 1996.

ii) The State Treasury obtained various loans from CELESC in 1985 and 1986. In April 1988, an agreement was signed among the State Government, CELESC, Eletrobrás and Eletrosul, in order to settle the amounts owed. As a result, the State debt with CELESC would be amortized by withholding dividends. However, since 1990, no amortization payments have been made to CELESC.

All amounts in thousands, unless otherwise indicated

8. Property, Plant and Equipment

Description	Deprec. Rate.	June 30, 1996 US$	June 30, 1996 Reais
In Service:			
Generating system	3%	45,533	45,733
Transmission system	3%	435,475	437,391
Distribution system	4%	982,743	987,068
Other		170,432	171,182
Sub-total		**1,634,183**	**1,641,374**
Accumulated depreciation		(582,179)	(584,741)
Total in service		**1,052,004**	**1,056,633**
Construction in progress:			
Generating system		2,995	3,008
Transmission system		45,951	46,153
Distribution system		41,139	41,320
Parts and supplies for construction		34,716	34,869
Communication System		20,435	20,525
Other		14,775	14,840
Total in progress		**160,011**	**160,715**
Total		**1,212,015**	**1,217,348**

Also, the interest allowance on construction in progress of 10%, as determined by law, is recorded as a fixed asset. The portion of the interest allowance attributable to the utilization of the Company's own capital resources is credited to a capital reserve in shareholders' equity. Borrowings obtained to finance construction in progress begin to be amortized from the date the project is completed or placed in service in accordance with DNAEE regulatory requirements. The financial charges and the monetary variation of loans and financings related to construction in progress are amortized over a ten-year term, from the date of the completion and/or placing in service of the project, in accordance with DNAEE regulations.

9. Special Monetary Correction

The calculation and recognition of the special monetary correction resulting from Law 8200/91, had the intent of correcting the differences of the indices which had been previously used to monetarily correct permanent assets.

The public electric power utilities, under the rate equalization system, were authorized by the regulatory authority to recognize such effects only for statutory and regulatory accounting purposes but not in the cost base used for rate-setting purposes.

For the six-months ended June 30, 1996, the charge related to depreciation and amortization originating from the special monetary correction was R$ 8,264 (US$ 8,228). This expense, as well as

All amounts in thousands, unless otherwise indicated

9. Special Monetary Correction—(Continued)

not being deductible for tax purposes, was not included in determining the cost of service in the calculation of electric power rates.

The Company has a remaining special monetary correction balance in the amount of R$ 253,258 as follows:

Description	June 30, 1996 *Reais*
Investment	1,414
Property, plant and equipment	251,844
Total	**253,258**

10. Loans and Financings

Description	(a) Index	Interest Rates	June 30, 1996 US$	June 30, 1996 *Reais*
Long Term				
In domestic currency				
Eletrobrás	UFIR	5 - 8%	29,335	29,464
Various financial institutions	UPF	4 - 5%	1,578	1,585
Total Long Term			**30,913**	**31,049**
Short Term				
In foreign currency				
Various financial institutions	US$	Prime + 2%	3,190	3,204
In domestic currency				
Eletrobrás	UFIR	5 - 8%	5,689	5,714
Sub-total			**8,879**	**8,918**
Accrued Interest—Current				
In foreign currency				
Various financial institutions			652	655
In domestic currency				
Debentures			4,094	4,112
Eletrobrás			148	149
Various financial institutions			11	11
Total Accrued Interest			**4,905**	**4,927**
Total Short-Term Loans and Accrued Interest			**13,784**	**13,845**

(a) The indices indicated—US$, UFIR and UPF—are utilized to monetarily correct the local currency debt in accordance with their contractual terms.

All amounts in thousands, unless otherwise indicated

10. Loans and Financings—(Continued)

Guarantees for the loans and financings have been provided by the Federal and the State Governments, Eletrobrás and the Company.

Long-term loans mature as follows:

	June 30, 1996	
Payment dates	US$	*Reais*
1997—Second Semester	3,626	3,642
1998	7,050	7,081
1999	6,715	6,745
2000	6,585	6,614
2001 to 2019	6,937	6,967
Total	**30,913**	**31,049**

11. Debentures

The Company had a public issue of 30,000 debentures convertible into Class "B" preferred shares, in a single series, which are nominal and non-endorseable, with a unit value of R$ 1, for a total amount of R$ 30,000, on November 1, 1994 and a redemption date of November 1, 2004.

The debentures were corrected through June 30, 1995 by the IPCr and after that date they have been corrected by the INPC. The interest on the corrected value is 15.5% per year and is payable annually.

The debentures are convertible into Class "B" preferred shares, as follows:

Year	Period	Quantity of Shares
1st year	Nov. 1, 1994 to Oct. 31, 1995	1,210
2nd year	Nov. 1, 1995 to Oct. 31, 1996	1,130
3rd year	Nov. 1, 1996 to Oct. 31, 1997	1,070
4th to 10th year	Nov. 1, 1997 and thereafter	910

All amounts in thousands, unless otherwise indicated

12. Shareholders' Equity

The capital of the Company is R$ 595,711 (US$ 593,101) (at June 30, 1996 price levels) and the share ownership at June 30, 1996 was as follows:

			Preferred Shares					
Shareholder	Common	%	"A" Shares	%	"B" Shares	%	Total	%
State of Santa Catarina	155,820,205	50	9,548,362	16	16,382,238	7	181,750,805	30
CODESC	2,743,486	1	0	0	0	0	2,743,486	1
INVESC	93,717,620	30	0	0	0	0	93,717,620	15
ELETROBRÁS	84,662	0	0	0	39,142,963	17	39,227,625	6
Bovespa—Custódia	2,338,442	1	224,622	0	21,230,441	9	23,793,505	4
CLC—Custódia	43,516,336	14	14,203	0	80,957,270	34	124,487,809	20
Municipalities	548,145	0	68,936	0	298,590	0	915,671	0
Foreign Investors	11,754,491	4	50,000,000	82	75,942,050	32	137,696,541	23
Others	19,347	0	1,391,973	2	2,847,033	1	4,258,353	1
Total	310,542,734	100	61,248,096	100	236,800,585	100	608,591,415	100

The authorized capital is subscribed and paid up, represented by 608,591,415 nominal shares, with no nominal value, of which 310,542,734 are common shares with voting rights and 298.048.861 are preferred shares without voting rights, which consist of 61,248,096 Class "A" and 236,800,585 Class "B" shares.

The Class "A" preferred shares have priority in receiving a non-cumulative 25% (twenty-five percent) preferred dividend, followed by Class "B" preferred shares. In the case the Company does not pay the minimum dividend due for three consecutive years, the Class "A" preferred shares acquire the right to vote until payment of the dividend. The Class "B" preferred shares have preference of receiving redemption of capital upon dissolution of the Company.

13. Pension Plan

The Company is the sponsor of the CELESC Pension Fund (Fundação CELESC de Seguridade Social—CELOS), a non-profit foundation, whose principal objective is to supplement the retirement benefits for the Company's employees.

The annual projected cost to the Company is 9.63% of the total payroll for normal service cost (amortization of current service benefits) and 4.55% for past-service costs (amortization of prior service benefits).

According to the bylaws, the Sponsor is not obliged to cover such net worth insufficiencies of CELOS, since the investment plan is approved by the Trustees. Additionally, changes to the bylaws cannot reduce the already accumulated benefit obligation, and the Company's monthly contribution cannot be less than the employees' monthly contribution.

The Sponsor's contribution, is as follows:

- 0.96 times the amount contributed by the active participants;

All amounts in thousands, unless otherwise indicated

13. Pension Plan—(Continued)

- an increasing rate each year, that is currently 0.51 times the amount contributed by the active participants, which is increased at the beginning of December each year, for the next 7 years in a geometric progression at a ratio of 1.06, with a limit of 0.70 times the amount contributed by the active participants, corresponding on average, to 0.67 times the amount contributed by the active participants;
- 0.77 times the amount contributed by the active participants for the next 29 years.

The technical deficit at December 31, 1995 was R$ 61,620 (US$ 61,350) (at June 30, 1996 price levels), resulting from actual salary increases, normal service cost requirements, early retirements, realized and unrealized losses on investments, fixed asset depreciation, work force reductions by the sponsor and the aging of the participants.

The elimination of this deficit should come from the recuperation of the stock market, the renegotiation of rental contracts for the properties used by the sponsor and by increasing the Company's contributions to the plan.

The Plan is a "defined benefit" plan. The most recent actuarial valuation was made at December 31, 1995 and is summarized as follows (at June 30, 1996 price levels):

	December 31, 1995	
	US$	R$
Mathematical reserves		
Benefits provided	110,702	111,189
Benefits to be provided	190,893	191,733
	301,595	**302,922**
Reserves to be amortized	**(99,066)**	**(99,502)**
Technical deficit	**(61,350)**	**(61,620)**
Technical reserves	**141,179**	**141,800**
Total assets	**149,035**	**149,691**

14. Contingencies

There are several ongoing lawsuits against the Company, of a civil, tax and labor relations nature. Management, on the advice of its legal counsel, believes that it has meritorious defenses in many of these cases. However, management and the Company's internal lawyers have carried out an analysis of the risks of these lawsuits and, for those lawsuits where a loss is considered probable, a loss provision has been accrued.

Additionally, with respect to those cases related to the 20% industrial tariff increase, which occurred during 1986, the Company has recorded a loss provision they believe is adequate in the circumstances. Additionally, for those years subsequent to 1986, which may have been affected by this increase the Company may also be liable to refund such amount. Further, there have been recent

All amounts in thousands, unless otherwise indicated

14. Contingencies—(Continued)

favorable judicial decisions limiting the Company's liability to the tariff increase between February and November 1986 only. As a result, management and its legal counsel are not able to evaluate and estimate the judicial and political ramifications of these legal actions and the possible effect on its financial position and results of operations, at this time.

The Company filed a suit against ELETROSUL in relation to increases in the Energy Optimization Tariff. Amounts owed to ELETROSUL by the Company were deposited in an escrow account. In August 1995, the escrow deposits amounting to R$7,221 were released and distributed equally to the two parties. Each party is bound to hold such amounts pending the final resolution of the dispute, with the defeated party obliged to return to the other the amount held by it within 24 months. The Company has provided R$10,180 at June 30, 1996 in Accounts Payable.

In another legal action, certain shareholders have initiated a lawsuit to be compensated for possible losses, amounting to approximately R$ 4,000, resulting from the capital restructuring by the Company. Management, based upon the opinion of external legal counsel, believes that the Company has meritorious legal defenses. As a result, the Company has not recorded a loss contingency with respect to this matter.

15. Taxes

The provision for taxes for the six-months ended June 30, 1996 is as follows:

Description	Reais Current	Reais Deferred	Reais Total
Income Taxes	(11,359)	18,684	7,325
Social Contribution Tax	(4,923)	(3,271)	(8,194)
	(16,282)	15,413	(869)

Description	US$ Current	US$ Deferred	US$ Total
Income Taxes	(11,309)	18,602	7,293
Social Contribution Tax	(4,901)	(3,257)	(8,158)
	(16,210)	15,345	(865)

Deferred taxes have been recorded, principally, to reflect the reduction in tax rates in 1996 on various tax liabilities.

All amounts in thousands, unless otherwise indicated

16. Other Expenses

Description	Six-months ended June 30, 1996 US$	Six-months ended June 30, 1996 *Reais*
Cost of services provided to customers	5,480	5,504
Communication expenses	2,636	2,648
Headquarter administrative expenses (a)	2,090	2,099
Labor claims and retirement expense indemnity	987	991
Others (b)	3,598	3,614
Total	**14,791**	**14,856**

(a) Includes building rentals.

(b) Includes the monetary gains and losses, which were not directly related to another account in the income statement.

17. Electricity Revenue

A summary of gross revenues from the sales of electric power to final customers, by class of customer, is as follows:

Description	Energy Sales—MWh Six-Months ended June 30, 1996
Industrial	2,055,970
Residential	1,222,071
Commercial	566,584
Rural	461,196
Other	349,733
Total	**4,655,554**

Description	Six-Months ended June 30, 1996 US$	Six-Months ended June 30, 1996 *Reais*
Industrial	164,704	165,428
Residential	162,282	162,996
Commercial	67,920	68,219
Rural	28,139	28,263
Other	30,476	30,610
Total	**453,521**	**455,516**

All amounts in thousands, unless otherwise indicated

18. Power Purchase Agreements

Law N°. 5,899/73 requires CELESC to purchase from Itaipu Binacional 4.4 percent of the total energy generated for Brazil. DNAEE establishes the tariff rate payable for the purchased electricity and determines the quota of each energy distributor for the energy purchased from Itaipu.

As a result of its small electrical generation capability, CELESC is required to purchase energy from third-parties in order to meet its market demands. Pursuant to Law N° 8,631, CELESC is required to purchase electricity from the regional supplier, ELETROSUL. This power purchase agreement comprises a 4-year period and considers an additional 6-year period for expansion purposes. The electricity requirement is annually reviewed.

According to Decree No. 2,432 of 1988, CELESC is also required to pay for the use of FURNAS' transmission network for the transportation of the energy purchased from Itaipu.

19. Financial Instruments

During 1995, the CVM required Companies to disclose the fair market value of their financial instruments and the nature and amounts of any financial derivative (options, swaps, futures) transactions.

The loan due from the State of Santa Catarina, as described in Note 7, if recorded at its net present value of future cash flows, using a 12% per annum rate, would be discounted by approximately 57.50% at June 30, 1996.

All amounts in thousands, unless otherwise indicated

20. STATEMENT OF CASH FLOW (Unaudited)

The Company is presenting a statement of cash flows. Such statement, although not required for Brazilian generally accepted accounting principles, is being presented as supplementary financial information to enhance the presentation of its operating, financing and investing activities. The cash flow information has been prepared on a basis substantially consistent with U.S. Financial Accounting Standard No. 95—Statement of Cash Flows.

	Six-Months ended June 30, 1996	
	US$	*Reais*
Cash flows from operating activities:		
Net income	38,642	38,812
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	28,390	28,515
Net book value of assets disposed	2,312	2,322
Provision for write-down of investments	373	375
Financial income on loans to the Government State	(11,809)	(11,861)
Decrease in accrued liabilities	(12,846)	(12,903)
Long-term monetary gains and losses	3,174	3,188
Changes in operating assets and liabilities		
(Increase) decrease in accounts receivable	(2,013)	(2,022)
(Increase) decrease in other current assets	10,112	10,156
Increase (decrease) in accounts payable	(12,875)	(12,932)
Increase (decrease) in accrued payroll	(551)	(553)
Increase (decrease) in taxes and social charges	21,682	21,777
Increase (decrease) in other payables and accruals	12,829	12,885
Net cash provided by operating activities	**77,420**	**77,759**
Cash flows from investing activities:		
Property, plant and equipment additions	(40,982)	(41,162)
Deferred charges	(21)	(21)
Decrease (increase) in other long-term assets	683	686
Net cash used in investing activities	**(40,320)**	**(40,497)**
Cash flows from financing activities:		
Increase (decrease) in loans and interest	(36,105)	(36,264)
Increase (decrease) in long-term loans	2,225	2,235
Increase in special contributions	5,992	6,019
Increase in escrow deposits	(8,008)	(8,043)
Contributions for future capital increase	4,156	4,174
Net cash flows used in financing activities	**(31,740)**	**(31,879)**
Net increase (decrease) in cash and cash equivalents	**5,360**	**5,383**
Cash and cash equivalents at the beginning of the period	**8,165**	**8,201**
Cash and cash equivalents at the end of the period	**13,525**	**13,584**

THE FEDERATIVE REPUBLIC OF BRAZIL

The information set forth herein with respect to The Federative Republic of Brazil ("Brazil") has been obtained from information and data publicly released by official sources in Brazil and other sources indicated herein which are believed to be reliable, but it is not guaranteed as to accuracy or completeness by, and is not to be construed as a representation of the Company, the US Initial Purchasers, the International Managers and the Brazilian Underwriters. In addition, none of the Company, the US Initial Purchasers, the International Managers, the Brazilian Underwriters or any of their respective affiliates or advisers in connection with the Combined Offering have independently verified the information contained herein. Prospective purchasers of the GDSs or the Preferred B Shares should not only rely upon the following information in making any investment decision with respect to the GDS or the Preferred B Shares and are encouraged to consult independent sources as to the condition of Brazil. The information set out in the tables below and in the tables contained elsewhere in this Offering Memorandum has been derived from various sources which, in certain cases, use different methodologies for calculating the information presented. As a result, information of the same general category may vary depending on its source.

General

Brazil, a nation consisting of 26 States and a Federal District, is the fifth largest country in the world, with an area of approximately 3.3 million square miles. It is the largest country in Latin America and occupies nearly 50% of the land mass of South America. Brazil shares a border with every country in South America except Chile and Ecuador. The capital of Brazil is Brasília and the official language is Portuguese.

Brazil's population is estimated at approximately 156.0 million at December 31, 1995, the sixth largest in the world. Approximately 76% of the population lives in urban areas. In terms of gross GDP, the largest states in Brazil are São Paulo, Rio de Janeiro and Minas Gerais, with populations in excess of 32.7 million, 13.1 million and 16.1 million, respectively. The most populous Brazilian city is São Paulo, with a population of more than 9.8 million. The municipalities of Belém, Belo Horizonte, Brasília, Curitiba, Fortaleza, Porto Alegre, Recife, Rio de Janeiro and Salvador also have populations of over one million.

Form of Government

Brazil is a federative republic with a representative form of government. A new constitution was promulgated in October 1988 maintaining a presidential form of government with three independent branches: executive, legislative and judicial. The Constitution of 1988 prescribed a constitutional review in 1993, the results of which would determine, among other things, the form and system under which Brazil would thereafter be governed. A national plebiscite held in April 1993 confirmed the presidential system as the preferred form of government.

The executive power is vested in the President, who is elected by direct vote for a term of four years and is not eligible for re-election. The President has a broad range of powers including the right to appoint ministers and key executives in selected administrative and political posts. The legislative branch is composed of a National Congress consisting of the Senate and the House of Representatives. The Senate is composed of 81 Senators elected, three for each state and three for the Federal District, for over lapping eight-year terms and 503 Deputies elected by proportional representation for concurrent four-year terms. The National Congress is responsible for all matters pertaining to fiscal arrangements, territorial limits and international treaties, and also serves as a constituent assembly to deal with

proposed constitutional reforms and authorizes the President's power to declare war. The last elections were held on October 3, 1994 for the President, two-thirds of the Senate and the Chamber of Deputies and are to be held again in October 1998. In the case of presidential elections, the Brazilian constitution provides for two rounds of voting if no candidate wins a majority of votes in the first round. The judicial branch is headed by the Federal Supreme Court, and it also comprises the Superior Justice Court, Regional Federal Courts and Federal Judges, Labor Courts and Judges, Electoral Courts and Judges, Military Courts and Judges, State, Federal District and Territory Courts and Tribunals. The Federal Supreme Court is composed of 11 *Ministers* who are appointed by the President and approved by the Senate. The main jurisdiction of the Federal Supreme Court is to ensure that the Constitution is complied with. Its competence includes the jurisdictional control of the constitutionality of laws, decisions or acts and litigation with foreign nations or international organizations. The Superior Justice Court is composed of at least 33 *Ministers* who are appointed by the President and approved by the Senate. The Superior Justice Court presides over and judges cases related to conflicts of inferior Courts, it also judges decisions or laws which may conflict with federal laws and many other matters. Regional Federal Courts have at least seven members, who are appointed by the President. The Superior Labor Tribunal is composed of 27 members appointed by the President and approved by the Senate. The Superior Electoral Court is composed of at least seven members elected by secret ballot, three being Ministers of the Federal Supreme Court, two of the Superior Justice Court and two appointed by the President. The Superior Military Court is composed of 15 *Ministers* appointed for life by the President and approved by the Senate, four of its judges being selected from the army, three from the navy, three from the air force and the remaining five are civilians.

At the State level, the executive power is exercised by Governors who are elected for four-year terms by way of two-rounds of voting and are not eligible for re-election. The legislative power is exercised by State Deputies who are also elected for four-year terms and the judicial power is vested in state courts. Each State maintains its own constitution, elected legislature and judiciary. However, state laws must be in accordance with the Federal Constitution and respect the limits set by it. The last gubernatorial elections were held in October 1994 and are to be held again in October 1998.

Recent Political History

The Brazilian military ruled the country from 1964 to 1984. In 1985, a series of political reforms were enacted, including the reintroduction of direct elections for the President and the calling of a Constitutional Assembly to adopt a new Brazilian Constitution which was promulgated in 1988. See "—Form of Government."

On December 17, 1989, Fernando Collor de Mello became the first President to be elected by popular vote since 1960. President Collor's political support began to ebb in June 1992 as the Congressional Investigation Commission initiated an investigation into charges of corruption involving the President. In December 1992, President Collor resigned from the Presidency in the midst of his impeachment trial. He was subsequently found guilty of corruption charges and was forbidden to run for political office for eight years. During the impeachment proceedings, the Vice President, Itamar Franco, assumed the Presidency for the remainder of the term ended December 31, 1994.

In May 1993, President Franco appointed as Finance Minister Fernando Henrique Cardoso, the former Minister of Foreign Affairs. As Finance Minister, Mr. Cardoso proposed a new program of macroeconomic policies based on the reduction of public expenses, an increase in federal tax collections, tighter control over state-owned banks, an improvement in the financial relationship between the Federal Government and the States and municipalities and an acceleration of the Federal Government's privatization program. That program evolved into the *Real* Plan. See "—The Brazilian Economy."

After the introduction of the URV-*Unidade Real de Valor*, the new price index, in March 1994, Mr. Cardoso resigned and announced his intention to run for President. On October 3, 1994, Fernando

Henrique Cardoso was elected President, securing 54.3% of the popular vote, a share large enough to preclude a run-off, and assumed the Presidency on January 1, 1995.

Mr. Cardoso has been a strong advocate of privatization of state-owned companies, reduction of government spending, elimination of government deficits at federal and state levels and reform of Brazil's inefficient tax collection system. Achieving these goals will largely depend upon the support of the Brazilian Congress.

Foreign Relations and International Organizations

Brazil maintains diplomatic and trade relations with almost every country in the world. It is a member of many organizations, including, but not limited to, the United Nations, the Organization of American States, the Inter-American Development Bank, the International Bank for Reconstruction and Development ("World Bank"), two World Bank affiliates (the International Development Association and the International Finance Corporation), the International Monetary Fund ("IMF"), the General Agreement on Tariffs and Trade ("GATT"), the World Trade Organization, the Latin American Integration Association and the South American Common Market ("Mercosul").

Brazil joined Argentina, Paraguay and Uruguay in signing the Treaty of Asunción in March 1991, formally establishing the Mercosul, a regional common market. The original Treaty and agreements subsequently reached provide for the gradual economic integration of the member countries and the reduction of tariff barriers and non-tariff restrictions on trade. In June 1991, the Mercosul countries signed an agreement with the United States which lays the foundation for negotiating a trade agreement with the United States. Chile and Bolivia are negotiating to become associate members of Mercosul and so form a free-trade zone with the four member nations. In addition, negotiations have commenced between Mercosul and the European Union for a free-trade agreement. See "Selected Economic Indicators—Foreign Trade."

The Brazilian Economy

Overview

The Brazilian economy is the largest in Latin America, with a strong export-oriented private sector. In recent years, it has had a record of erratic growth, largely because of the large Federal Government fiscal deficits and inflation. Structural reforms in recent years have opened the economy to international competition. A program initiated in 1991 has led to the privatization of government-controlled companies.

The following table sets forth selected economic indicators for Brazil for each of the years in the five-year period ended December 31, 1995:

	Year Ended December 31,				
	1991	1992	1993	1994	1995
Nominal gross domestic product (in billions of US dollars)	433.3	446.6	482.3	528.3	562.7
Real gross domestic product growth (percent p.a.)	0.30	(0.80)	4.20	5.80	4.12
Inflation-INPC (percent p.a.)	475.00	1,149.00	2,489.00	929.00	22.00
Trade surplus (deficit) (in billions of US dollars)	10.60	15.20	13.30	10.40	(3.20)
Total foreign debt (in billions of US dollars)	123.90	135.90	145.70	148.30	159.01

Source: Central Bank.

Over the past 30 years, Brazil's economy has moved from an agricultural base towards a diversified industrial base. During the 1970s, Brazil experienced steady economic growth, but the 1980s were characterized by uneven economic performance, high domestic inflation and difficulties in servicing the country's foreign debt.

In the mid-1950s, Brazil adopted a high-growth, import-substitution-based development strategy. In addition to high rates of economic growth, this strategy produced a deepening deficit in the balance of payments which was financed in the 1970s by heavy recourse to foreign borrowing. The resulting accumulation of external debt became one of Brazil's most pressing problems in the following decade. The public sector's role in the economy also expanded, resulting in the introduction of significant structural distortions, such as subsidies and tax incentives. The monetization of a large fiscal deficit further exacerbated inflationary pressures.

Brazil's development strategy proved unsustainable when new and more severe pressures were placed on the economy following the sharp rise in oil prices and international interest rates in 1979 and, later, significant restrictions on the availability of external financing. In response to those economic pressures, austerity measures were introduced in the early 1980s which improved the performance of the external accounts. However, these measures did not address the underlying structural problems in the domestic economy. When fiscal and monetary restraints were relaxed in the mid-1980s, economic growth rebounded, but so did inflation and public sector borrowing.

The recurring threat of hyperinflation in the late 1980s and the early 1990s prompted the successive Federal Governments to pursue a series of economic programs. From 1986 through 1991, these programs relied on short-term stabilization measures such as price and wage controls and diminished indexation of the economy, as well as periodic contractions of liquidity. These plans generally did not attempt to deal with Brazil's public deficit problem and were undermined by a variety of factors, including the inability to implement planned fiscal adjustments and slow institutional reforms. Additionally, there were difficulties in managing large external surpluses.

In 1990, the administration of then President Collor implemented an emergency economic program which included a substantial withdrawal of liquidity, as well as a 45-day wage-price freeze, higher taxes and planned cuts in government spending. The program also included a privatization program and a move towards a freely floating foreign exchange rate. This program contributed to a recession in 1990 but did result in a decline in inflation and a sharp reduction in the nominal public sector deficit. Further progress was limited, however, by the central government's inability to control spending by state governments and public enterprises, falling fiscal revenues due to the recession and other factors.

A new set of economic measures in early 1991 again was based mainly on wage and price controls. The initial impact was relatively favorable; however, these actions provided only a temporary reduction in inflation. *Real* economic growth resumed at low rates in 1991 and continued during the first half of 1992 but then declined in the second half of the year, due to President Collor's impeachment. The overall decline in real GDP in 1992 was 0.8%. In 1993, the rate of real GDP growth accelerated to 4.2%, but the rate of inflation also grew, to over 2,400%, as measured by the INPC index.

The Real Plan

In February 1994, the Federal Government announced a plan designed to control Brazilian inflation and to stabilize the Brazilian currency. The *Real* Plan was introduced in three phases. The first stage was the passage of a constitutional amendment on February 28, 1994 to implement a balanced federal budget. The measures adopted to achieve this included the creation of an "Emergency Social Fund" into which the Federal Government will pay certain amounts which, under previous arrangements, the Federal Government was required to pay to state and local governments, expansion of the existing privatization program, and measures to improve tax collection. Following the conclusion of a

constitutional review in June 1994, measures creating the Emergency Social Fund were approved by Congress.

The second phase when a new price index was created, the *URV*, began on March 1, 1994. On that date, the URV represented CR$647.50 or US$1.00. Use of the URV for contract indexation became compulsory in the case of wages and contracts entered into after March 14, 1994. Financial contracts were not required to be indexed by reference to URV. Daily movements in the URV were to be estimated by the Central Bank for purposes of fixing exchange rates. Accumulated monthly changes, however, had to match the average of the change in the URV's component indices. URV ceased to exist after June 30, 1994.

On July 1, 1994, the third phase of the *Real* Plan was implemented with the passage of Brazilian legislation, which replaced the *cruzeiro real* with a new currency called the real. The real replaced the cruzeiro real at a conversion rate of CR$2,750 to R$1.00. According to Brazilian law, the issuance of the new currency would be controlled by quantitative limits and backed by a corresponding amount of US dollars in reserves. Since the introduction of the *Real*, the Federal Government expanded those quantitative limits allowing the real to float, with parity between the real and the US dollar (R$1.00 to US$1.00) as a ceiling. On December 31, 1995, the Commercial Market rate was R$0.9725 per US dollar, which represents a devaluation against US dollar of 15% from the Commercial Market rate in effect at December 31, 1994.

The *Real* Plan led to a sharp drop in the rate of inflation, from 759% in the first half of 1994 to 20% in the second half of 1994. Aiming to assure the continuity of the economic plan, the President advocates structural changes in the economy. The reforms, to be implemented mainly through constitutional amendments and complimentary regulations, are the following: (i) reformulating the role of the state in the economy, (ii) giving flexibility to private sector participation in state monopolies, (iii) eliminating restrictions on foreign capital, by establishing clear and permanent rules, (iv) introducing monetary and fiscal discipline and (v) reforming the tax system.

In August 1995, the Federal Government approved four amendments to the Brazilian Constitution which will facilitate the greater participation of private companies and foreign capital in the economy. The telecommunications and the piped gas amendments effectively ended the virtual State monopoly which existed in those sectors by way of permitting the State to grant concessions to private companies, as well as to companies controlled by the State, for the operation of such services. The amendment concerning coastal navigation permitted vessels of all nationalities to transport cargo or passengers along the coast and in internal water ways of Brazil which previously was only permitted to Brazilian vessels. One of the most important amendments approved by the Congress is the Brazilian Company amendment which eliminates the distinction between Brazilian companies controlled by national capital and Brazilian companies controlled by foreign capital, thereby ending the preferential treatment afforded to Brazilian companies controlled by national capital. The four amendments, as the case may be, will either have to be regulated by complementary legislation in order to be effective, or the present legislation will have its wording adapted in accordance with such amendments.

Tax Reform Proposals

Tax reforms were approved in the Justice and Constitutional Commission of the Chamber of Deputies on August 30, 1995. The goals of the proposed fiscal reforms are primarily to simplify the revenue system, facilitate action against tax evasion, rationalize the tax system to improve the competitiveness of the Brazilian economy and promote a fair distribution of the tax burden.

Corporate Income Tax Reform. Law 9,249 dated December 27, 1995 made changes to the corporate tax system including: (a) the elimination of the indexation through monetary correction of the companies' financial statements; (b) a reduction in the maximum corporate tax rate from 43% to 33%; (c) the limitation of deductions and loopholes; and (d) the creation of an income tax on operations of

subsidiaries of Brazilian companies outside Brazil. As far as foreign investments are concerned, the tax reform (i) imposed a flat rate tax of 15% on all nominal capital gains and interest with regards to foreign investments in Brazilian fixed income securities; and (ii) eliminated the 15% withholding tax imposed on dividends paid to non-Brazilian shareholders.

Constitutional Tax Reform Proposals. The changes to the national framework focus on : (a) the elimination of the consumers' taxes IPI (federal tax on industrialized products) and ICMS (tax on the circulation of goods) for exports; (b) the creation of a broad Federal Value Added Tax ("VAT"), by extending assessment of the IPI on the same basis of State VAT (ICMS), therefore, there would be two VATs levied in Brazil, one Federal and one State; and (c) Federal Law would establish main features for State VAT, restraining the current freedom in granting fiscal benefits and avoiding the current large difference between State ICMS rates.

The Administrative Reform. The last component of the proposed legislation package deals with public workers. Under the new arrangements: (a) public workers will not have to adhere to the current uniform set of rules, regulations and wages. The Federal Government will be given more flexibility to manage its own employment levels based on individual performance and economic conditions; (b) establishment of a top limit of wages equal to President's wages to all federal workers, including Legislative and Judiciary members, and the consequent reduction of all wages that are currently above such limit; and (c) all public workers will no longer be entitled to "job stability". Reforms in public administration were approved in the Justice and Constitutional Commission of the Chamber of Deputies on October 24, 1995.

Fiscal Stabilization Fund. A Fiscal Stabilization Fund was approved in the Justice and Constitutional Commission of the Senate on January 24, 1996. The Fiscal Stabilization Fund is proposed successor to the ESF and would, if adopted, operate for all 1996 and the first half of 1997.

Health System Financing. The Senate has approved the creation of a Provisional Financial Contribution Transaction levy to fund the health system. The proposal is under examination by the Chamber of Deputies.

Foreign Exchange Rate and Exchange Controls

Background

There are two principal legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The purchase and sale of foreign currency in Brazil in both markets are subject to Central Bank regulations, both of which operate at floating rates. The Commercial Market is reserved primarily for foreign trade transactions, such as import and export transactions, foreign currency investments in Brazil, foreign currency loans to residents in Brazil and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. The Floating Market rate, on the other hand, applies to transactions to which the Commercial Market rate does not apply. This market was developed initially for the tourism industry, and it was later expanded to allow certain other transactions. The applicable regulations indicate the types of transactions for which payments in foreign currency, to and from Brazil, qualify for foreign exchange in this market. It is usually possible to purchase US dollars for fewer *Reais* in the Commercial Market than in the Floating Market, although the difference varies from time to time.

The key distinction between these two markets is that, while both operate at floating rates freely negotiated between the parties, (i) the Commercial Market is generally restricted to transactions which require the prior approval of the Brazilian monetary authorities; and (ii) the Floating Market is

generally open to transactions that do not require any kind of prior approval by the Brazilian monetary authorities.

In both markets, rates are freely negotiated but are strongly influenced by the Central Bank, which typically intervenes in the Commercial Market in order to control rate fluctuations. The Central Bank sometimes intervenes in order to regulate disparities between the Commercial Market rate and the Floating Market rate.

Foreign Trade

Brazil has, with one exception, consistently registered trade surpluses since 1981. Brazil's trade surplus averaged US$9.2 billion from 1991 to 1995, evidencing the strength of a diversified economy and, during that period, exports of industrialized goods accounted for 55% of total foreign trade revenue. In 1993 and 1994, the country registered a trade surplus of US$13.3 and US$10.4 billion, respectively, however, a trade deficit of US$3.2 billion was registered for 1995.

Brazil's pursuit of new markets has helped to compensate for less dynamic trade with the industrialized nations by joining Mercosul. Members of Mercosul agreed to implement a common external tariff structure removing tariff barriers for approximately 85% of internal trade as of January 1, 1995. As of December 1995, Mercosul had a market of 220 million people and a combined GDP of US$975 billion, making it the largest Latin American trade alliance. Trade between Brazil and Argentina alone reached US$4 billion in 1995. In addition, Chile and Bolivia have begun negotiations to be included in the pact.

As part of its efforts to increase domestic competitiveness, the Federal Government has removed many non-tariff barriers to trade, such as import quotas, and now fully relies on a tariff-based system. The successful implementation of trade reforms will also determine the success of Brazil's desired integration with the world economy as well as its successful participation in Mercosul.

The following table sets out Brazil's trade balance and current account for each of the years in the five-year period ended December 31, 1995:

	Year Ended December 31,				
	1991	1992	1993	1994	1995
	(US$ billions)				
Exports	31.6	35.8	38.6	43.5	46.5
Imports	21.0	20.6	25.3	33.1	49.7
Trade balance	10.6	15.2	13.3	10.4	(3.2)
Current account	(1.4)	6.1	(0.6)	(1.5)	(17.8)
International reserves	9.4	23.8	32.2	38.8	51.8

Source: Central Bank.

External Debt

Brazil's foreign debt as of December 31, 1995 was approximately US$159.0 billion. As of such date, approximately US$129.3 billion of the indebtedness was registered foreign debt, while non-registered foreign debt was US$29.7 billion.

The following table sets forth certain details of Brazil's foreign debt for each of the years in the five-year period ended December 31, 1995:

	Year Ended December 31,				
	1991	1992	1993	1994	1995
Total foreign debt (US$ billions)	123.9	135.9	145.7	148.3	159.0
Percentage of GDP	28.6	30.4	30.0	28.0	28.2
Percentage of exports	392.1	379.6	375.5	340.1	341.9

Source: Central Bank.

In July 1992, Brazil and its foreign commercial creditors reached a debt and debt service reduction agreement in principle, under the auspices of the Brady initiative, covering US$43.1 billion of debt to the commercial banks. A term sheet for the transaction was agreed to in September 1992 and was approved by the Brazilian Senate and the required number of creditor banks. A Brazilian debt restructuring agreement was entered into by Brazil and approximately 95% of its creditors in November 1993. Pursuant to this agreement, on April 15, 1994, the creditor banks exchanged an aggregate amount of approximately US$50 billion of eligible debt for a combination of bond options. Under the terms of this agreement, lenders will be paid over a period of 15 to 30 years.

The following table sets out details of Brazil's external debt by registered (medium/long-term) and non-registered (short-term/payment arrears) debt and by category of creditor for each of the years in the five-year period ended December 31, 1995:

	External Debt by Type Year Ended December 31,				
	1991	1992	1993	1994	1995
	(US$ billions)				
Registered Debt:					
Brazilian Banks	7.63	8.31	9.43	4.93	5.78
Foreign Banks	48.30	49.46	53.50	23.29	30.62
Multilateral Agencies	12.64	11.80	10.87	10.64	10.82
Government Agencies(1)	11.25	20.17	19.83	19.68	19.18
Bonds	1.20	8.41	8.36	51.53	51.45
Other	11.98	12.69	12.28	9.58	11.47
Total Registered Debt(2)	93.00	110.84	114.27	119.67	129.32
Non-Registered Debt:					
Brazilian Banks	1.25	1.95	2.56	2.90	3.71
Foreign Banks	21.71	22.38	28.71	25.65	25.98
Other	7.95	0.78	0.12	0.08	0
Total Non-Registered Debt(2)	30.91	25.11	31.39	28.63	29.69
Total External Debt	123.91	135.95	145.66	148.30	159.01

Sources: Boletim do Banco Central do Brasil, June 1996.
(1) Includes Paris Club.
(2) Amounts may not total due to rounding.

Privatization

The privatization program, one of the priorities of the Collor administration, was initiated with the sale by the Federal Government of its controlling stake in *USIMINAS* in October 1991. After a delay caused by President Franco's initial reluctance, the Federal Government restarted the privatization program in March 1993 with the sale of *PSA* and *CSN-Companhia Siderúrgica Nacional*. Following the Economic Recovery Plan unveiled by President Franco on April 24, 1993, the Federal Government

sold the fertilizer company, *Ultrafértil,* on June 24, 1993 and added more federally owned companies to the privatization list. The Federal Government also declared its intention to accelerate the privatization process.

A council directly subordinate to the President (the *Conselho Nacional de Desestatização* or "Privatization Council") along with BNDES are responsible for administering the privatization program. To date, the privatizations have, for the most part, been effected through share auctions conducted on Brazil's stock exchanges. By the end of 1994, virtually all significant state enterprises in the steel and fertilizer sectors had been privatized, along with petrochemical enterprises. Regarding the electricity sector, Escelsa was privatized on July 11, 1995 and Light was privatized on May 21, 1996.

As of July 31, 1996, a total of 45 state enterprises had been privatized, and several minority interests held by government companies had been sold for nominal consideration (consisting of Brazilian currency or devalued debt issued by the Federal Government, its agencies or state-controlled enterprises and redeemable at face value) totalling US$11 billion.

On February 13, 1995, Law 8,987, the *Lei de Concessões de Serviços Públicos* (Public Services Concessions Law) (the "Law") was enacted permitting investment in the electricity sector by private companies or individuals. The Law expressly excludes services relating to radio and television broadcasting through airwaves. In addition, on July 7, 1995, Law 9,074 was enacted which, generally, establishes rules for granting new concessions for all public services and, specifically regarding the electricity sector, (i) permits independent, third party producers of electricity to compete with State-owned monopolies; (ii) defines the role of the independent power producer which is a new entity in Brazil; (iii) gives large consumers of electricity the ability to choose their supplier, according to a time schedule and subject to certain technical restrictions; (iv) permits the formation of consortia for power generation; (v) establishes rules for extending existing concessions for an additional period of twenty years.

Brazilian labor unions have opposed certain of the privatization measures proposed by the Federal Government, but the Federal Government has to date been able to move forward with its program despite such opposition.

In addition to the privatization program, the Federal Government has sought to reduce the regulation of economic activity generally. Important developments in this regard include the establishment of a free foreign exchange market, trade liberalization and the termination of most price controls. The Federal Government has also acted to deregulate certain segments of the economy, including fuel and oil derivatives, airlines, shipping and steel, and is considering introducing measures designed to increase competition in areas such as steel, highway maintenance and transportation, areas which were previously controlled, in most cases, by government enterprises.

THE STATE OF SANTA CATARINA

The information set forth herein with respect to the State of Santa Catarina has been obtained from information and data publicly released by official sources in Brazil and other sources indicated herein which are believed to be reliable, but it is not guaranteed as to accuracy or completeness by, and is not to be construed as a representation of the Company, the Managers or the Brazilian Underwriters. In addition, none of the Company, the Managers, the Brazilian Underwriters or any of their respective affiliates or advisers in connection with the Combined Offering have independently verified the information contained herein. The information set out in the tables below and in the tables contained elsewhere in this Offering Memorandum has been derived from various sources which, in certain cases, use different methodologies for calculating the information presented. As a result, information of the same general category may vary depending on its source.

Geography and Demography

The State of Santa Catarina has an estimated 4.9 million inhabitants, with 70% living in urban areas. Its capital, Florianópolis, has a population of approximately 275,400 in its greater metropolitan area. Unlike other regions of Brazil, the population of Santa Catarina is fairly uniform throughout the State of Santa Catarina with only 8 cities in the State of Santa Catarina having populations in excess of 100,000 inhabitants and no city in the State of Santa Catarina having more than 500,000 inhabitants.

In terms of land area, the State of Santa Catarina is the seventh smallest state of Brazil with 36,853 square miles or 1.12% of Brazil's total national territory. To the north is the Brazilian state of Paraná, across the southern border is the state of Rio Grande do Sul, to the west is the Republic of Argentina and on the eastern border is approximately 328 miles of Atlantic coastline.

Government

The State of Santa Catarina's Constitution, which was promulgated on in October 1989, provides, like other Brazilian states, for a separation of governmental power and closely follows the Federal Constitution. The legislative branch is the State of Santa Catarina Legislative Assembly (consisting of 40 State Deputies elected for four-year terms); the executive branch comprises the Governor and Vice-Governor (elected for four-year terms) and the Secretaries of State; and the judicial branch comprises the Tribunal of Justice, the *Tribunal de Justiça* (state courts with limited jurisdiction), the Jury Tribunal (for criminal matters only), the Military Tribunal and the state lower courts. To the extent that powers are not reserved exclusively or concurrently with the Federal Government or the municipalities, they rest exclusively with the State of Santa Catarina.

The State of Santa Catarina's Constitution recognizes the municipalities, of which the State of Santa Catarina has 288, as territorial units with political, administrative and financial autonomy, established under the Federal Constitution and the Organic Law of the Municipalities.

The Governor (presently Mr. Paulo Afonso Evangelista Vieira) is elected by popular vote and serves a single four-year term without possibility of reelection. The next election is scheduled to be held in October 1998, with the newly elected Governor taking office on January 1, 1999. Currently, there are seven political parties represented in the State of Santa Catarina's Legislative Assembly, two of which, the *Partido do Movimento Democrático Brasileiro* (PMDB) and the *Partido Progressista Brasileiro* (PPB), are heavily represented and are expected to nominate candidates for the forthcoming election.

The Governor is assisted in the administration of the executive function by 14 Secretaries of State. The executive branch includes, in addition to its direct administration, an indirect administration

consisting of various autonomous and semi-autonomous entities, which are subject to the State Secretariat responsible for their main area of activity.

The State of Santa Catarina Economy

The State of Santa Catarina forms part of the southern region of Brazil, which also includes the states of Paraná and Rio Grande do Sul. In 1995, the State of Santa Catarina was the sixth largest state economy in Brazil, with GDP of R$25.6 billion and approximately 4% of Brazil's overall GDP in 1995.

The following table sets out comparative details of Brazil and its six major states for 1995:

	Nominal GDP(1) (R$billions)	Percentage of Brazil's Exports(1) (%)	Percentage of Brazil's Electricity Consumption(2) (%)
Brazil	631.7	100.0	100.0
Santa Catarina	25.6	5.7	3.6
Minas Gerais	52.7	13.1	13.3
Paraná	n/a	8.1	5.2
São Paulo	n/a	33.9	33.3
Rio Grande do Sul	39.4	11.5	6.1
Rio de Janeiro	68.3	5.3	11.0

(1) Source: Secretaria de Desenvolvimento Econômico e Integração ao Mercosul do Estado de Santa Catarina.
(2) Source: ELETROBRÁS.

In the period from 1990 to 1995, the State of Santa Catarina's economy grew more strongly than the national economy, achieving an average annual growth rate of 2.32% compared with an average annual national growth rate of 1.49%. The State of Santa Catarina GDP growth for 1995 was 5.10%, slightly higher than the 4.12% GDP growth rate for Brazil.

During the 1990's, the State of Santa Catarina's contribution to national GDP has remained stable at a level of approximately 3%.

The following table sets out selected indicators of economic activity for the State of Santa Catarina and for Brazil as a whole for each of the years in the five-year period ended December 31, 1995:

	Year Ended December 31,				
	1991	1992	1993	1994	1995
Nominal GDP of the State of Santa Catarina					
In US dollars (billions)(1)	14.26	15.07	17.66	23.31	27.91
Annual rate of change (percentage)	0.78	2.25	4.25	4.59	5.10
Per capita (US$)	3,141	3,256	3,740	4,799	5,682
Nominal GDP of Brazil					
In US dollars (billions)(2)	433.30	446.60	482.30	528.30	562.70
Annual rate of change (percentage)	0.30	(0.80)	4.20	5.80	4.12
Per capita (US$)	2,946	2,990	3,182	3,437	3,611
Population (in millions)(3)					
The State of Santa Catarina	4.54	4.63	4.70	4.81	4.91
Brazil	146.45	149.22	152.04	153.70	156.00
Official Unemployment Rates (percentage)					
The State of Santa Catarina	N/A	N/A	N/A	N/A	N/A
Brazil	4.15	4.50	5.60	5.40	4.90

Source: *Diretoria de Estatística e Geoprocessamento*, State of Santa Catarina Development Secretariat; Central Bank of Brazil; IBGE.

(1) Calculated in accordance with IBGE methodology of translating *Reais* to US Dollars at year end using the average exchange rate for the year.

(2) Calculated in accordance with Central Bank methodology of translating *Reais* to US Dollars on a monthly basis and adding all monthly amounts.

(3) Estimated, except for 1991 figures

In 1995, the State of Santa Catarina was responsible for US$2.65 billion or 5.7% of Brazil's exports, ranking as the sixth largest state in Brazil in terms of exports. The State of Santa Catarina exports products of more than 1,400 businesses to over 164 different countries and its exports of pork, poultry, and refrigeration compressors represented 90%, 60%, and 90%, respectively of Brazil's exports of these products in 1995. The Mercosul Agreement, entered into in 1991, established a common market between Brazil, Argentina, Uruguay and Paraguay. Since the emergence of Mercosul, the State of Santa Catarina's exports to Mercosul countries has increased approximately 506% from approximately US$ 52 million in 1990 to approximately US$ 315 million in 1995.

Santa Catarina's economic foundation has historically been based on agriculture, textiles, mining and metallurgy, with emphasis on the export of primary and intermediate products such as coal, ceramics, fluorite, phosphate, quartz, tobacco, lumber and cattle. The largest deposits of coal (2.4 billion tons); fluoride in production (5.5 million tons); and silica (5.8 million tons) in Brazil are located in the State of Santa Catarina. The second largest deposit of quartz crystals in Brazil is located in the State of Santa Catarina, and there are large amounts of ceramic clay, bauxite and semiprecious stones, as well as petroleum and natural gas, to complete the picture of Santa Catarina in natural resources. In recent years, the industrial sector has become increasingly significant with the share of the State of Santa Catarina's total exports represented by manufactured and semi-manufactured industrial products increasing in value from 59% in 1980 to 70% in 1995.

Major infrastructure projects supported by multilateral agencies are underway and are expected to have a significant positive effect on the State of Santa Catarina's economy.

The State of Santa Catarina also counts on more than a hundred technological research centers that are involved in the development of new technologies, products and processes. Some have been

equipped through international agreements, especially with Germany. One significant focus of these scientific resources has been on agricultural research, primarily in the raising of cattle which has given the State of Santa Catarina one of the highest ratios in the world in this sector.

The following table sets out selected principal exports of the State of Santa Catarina for each of the years ended December 31, 1993, 1994 and 1995:

Principal Exports
(US$ millions—FOB)

	1993	1994	1995
Frozen chicken	301.0	334.8	341.3
Compressors for refrigeration	211.9	216.6	263.0
Soybean meal	139.0	177.2	182.7
Terrycloth clothing	132.5	118.8	124.5
Tobacco	76.3	79.7	110.3
Ceramic wall and floor tiles	97.8	97.4	89.3
Cotton shirts and robes	72.6	87.5	76.5
Paper (cardboard, Kraft and raw)	45.8	65.1	90.1
Wood furniture	93.0	98.1	127.1
Frozen pork products	48.5	41.8	55.0
Wooden doors	35.1	46.1	42.5
Frozen turkey	29.0	38.1	30.9
Cotton tablecloths	24.8	20.8	19.3
Three-phase motors	30.0	44.2	63.1

Source: *Secretaria de Desenvolvimento Econômico e Integração ao Mercosul do Estado de Santa Catarina.*

Labor Force

In 1991 (the date of the last census), there were approximately 2.6 million persons aged 19 and over in Santa Catarina. In 1995, the adult literacy rate in the State of Santa Catarina was approximately 88.5% as compared to 81.1% for Brazil. The growth rate of the State of Santa Catarina's population in the period from 1980 to 1991 was 2.05% per annum, higher than Brazil's rate of 1.9%, due to migratory influx attracted from other states.

The majority of the work force in the State of Santa Catarina is generally not unionized.

Education

The State of Santa Catarina, with a decentralized model of education, presents an education network that is equally distributed between private and public institutions. Elementary education is mandatory and all cities have high school facilities. For higher education, the state has ten universities: one federal, one state and eight county. In addition, there are eight colleges offering a variety of courses. In 1995, 53,281 students were enrolled in undergraduate courses and 5,950 were enrolled in post-graduate courses.

Public Finances

All money collected from taxes, constitutionally mandated tax transfers, duties and credit operations and expended by the State of Santa Catarina is held in its central account. Disbursements from this central account are authorized annually by the State of Santa Catarina Legislative Assembly with its approval of the budget presented by the Governor. Detailed expenditures are authorized on a

monthly basis by the Budget Programming Group, provided that they are contained in the approved budget.

Budget

There are certain constraints imposed on the State of Santa Catarina's budgetary process by the Federal Constitution, including a limit that no more than 65% of net current revenues (fiscal revenue and Federal transfers less transfers due to the municipalities) can be directed to personnel costs and at least 25% must be directed towards education. The State of Santa Catarina's Constitution stipulates that at least 2% of the net current revenues must be directed towards research and development and that investment in transportation must not be more than expenditure on health. There are also certain agreements ("convênio") whereby the Federal Government or other entities provide funds to specific programs of the State of Santa Catarina and the State of Santa Catarina Treasury must contribute proportionally.

Budgetary Revenue

The State of Santa Catarina's budgetary revenue is obtained from four sources: fiscal or tax revenue, transfers from the Federal Government, other revenues (which includes revenue from State of Santa Catarina-owned businesses) and financial income. Budgetary revenue increased by 29.7% in 1995 to approximately US$2.3 billion. ICMS tax income (72% of all budgetary revenue) increased by 35% over the period 1994 to 1995. The State of Santa Catarina is currently the sixth largest collector of federal taxes in the nation. To a significant extent, the fluctuations in the State of Santa Catarina's real income reflect fluctuations in the State of Santa Catarina's GDP, timing of the transfers from the Federal Government and the effects of varied rates of inflation and financial revenue.

Fiscal Policy

The State of Santa Catarina, principally through its *Secretaria de Desenvolvimento Econômico, e Integração ao Mercosul* (Secretariat for Economic, Development and Integration to Mercosul) and BADESC, has sought to promote new business development and attracted existing businesses from other states in Brazil and from other countries by providing economic incentives in the form of favorable tax treatment and financing support.

The government of the State of Santa Catarina has created a program for the development of business in Santa Catarina — referred to as PRODEC — with the purpose of promoting the installation of new industrial ventures in Santa Catarina. This program offers financial support with no interest loans to be repaid within 10 years. The parameter for the loan is the *Imposto sobre Circulação de Mercadorias e Serviços-ICMS* ("ICMS", a form of value added tax). In the first year, the loan amount may reach as much as 75% of the company's ICMS liabilities. To receive these incentives, some points must be evaluated, such as: generation of jobs, technological level and environmental preservation.

Liquidity and Financial Position

Various States in Brazil, including the State of Santa Catarina, are to varying degrees experiencing liquidity and other financial problems and are attempting to renegotiate their obligations with the Federal Government and other creditors. The State of Santa Catarina has raised the possibility that, in the context of such ongoing discussions with the Federal Government and other creditors, it may also seek to renegotiate the terms of the CRC Account Agreement. See "Investment Considerations—Factors Relating to the Company—Receivables from the State Government and Related Parties."

PRINCIPAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN BRAZIL AND THE UNITED STATES OF AMERICA AND INTERNATIONAL ACCOUNTING STANDARDS

Accounting Changes

Under Brazilian GAAP, the cumulative effect of changes in accounting principles are generally applied as an adjustment to the current year's beginning equity or prior year financial statements may be restated. Under U.S. GAAP, except for certain specified changes, the cumulative effect of changes in accounting are disclosed separately as an adjustment to earnings in the year of the change, along with pro forma disclosures of the effects on prior years. Under IAS, changes in accounting policy, if necessary, should be made retrospectively resulting in prior period financial statements and the opening retained earnings being adjusted and the nature and effects of the adjustment on the current and prior periods disclosed. Alternatively, under IAS, is to present such adjustments prospectively with appropriate footnote disclosure of the effects on the current and prior periods.

Changes in estimates may be accounted for as changes in accounting principles under Brazilian GAAP. Under U.S. GAAP and IAS, the effects of changes in accounting estimate are reflected in the current and prospective periods.

Accounting errors, in Brazil, are generally applied as an adjustment to the current year's beginning equity or prior year financial statements may be restated. Generally, under U.S. GAAP and IAS, errors in accounting should be corrected by adjusting current and prior periods' financial statements and opening retained earnings with appropriate footnote disclosure of the effects of the error on the current and prior periods. An alternative under IAS is to present the effects of such errors currently with appropriate footnote disclosure of the effects on the current and prior periods.

Marketable Debt and Equity Securities

Under Brazilian GAAP, marketable debt and equity securities are generally stated at the lower of cost, monetarily corrected, or market value, with losses recognized in the results of operations. Certain specialized industries account for such securities at market with gains and losses recognized in the results of operations. Additionally, certain specific investments (mutual fund investments) may be carried at market.

Under U.S. GAAP, for enterprises in industries not having specialized accounting practices, marketable equity securities may be carried at: (a) amortized cost (debt securities held to maturity); (b) market, with gains and losses reflected in income (debt and equity securities classified as trading); and (c) market with gains and losses reflected in equity (debt and equity securities classified as available for sale).

Under IAS, marketable securities may be accounted for at market value, cost, or the lower of cost or market and classified as current or long-term assets with gains and losses recognized in the results of operations.

Deferral of pre-operating expenses

Under Brazilian GAAP, pre-operating expenses incurred with the construction or expansion of a new facility may be deferred until the facility begins commercial operations. Substantially all costs related to the organization and start-up of a new business may be capitalized. The amount, as adjusted for inflation by the monetary correction system, may be amortized over a period of five to ten years.

In general, U.S. GAAP and IAS are more restrictive as to the costs that may be capitalized and the periods over which such costs are amortized. Construction and expansion costs are generally allocated to property, plant and equipment; pre-operating and start-up expenses are normally charged to operations; and organization costs of a new business are deferred. In certain, specialized situations specific pre-operating and start-up expenses may be deferred and amortized.

Inventories

Inventories are valued at the lower of unindexed cost or market under the Brazilian Corporation Law method. Under the constant currency method, such costs are reflected at purchase cost (excluding interest) indexed by inflation rates to the year-end. Such valuation may not exceed market. Under Brazilian GAAP, the actual cost of production can be determined by the first-in, first-out (FIFO) or average cost methods.

Under U.S. GAAP, inventories are stated at the lower of cost or market. In the U.S., the actual cost of production can be determined by the first-in, first-out (FIFO), the last-in, first-out (LIFO) or average cost methods.

Under IAS, inventories are stated at the lower of cost or net realizable value. The actual cost of production can be determined by the first-in, first-out (FIFO), the last-in, first-out (LIFO) or average cost methods.

Property, Plant and Equipment

Under Brazilian GAAP, property, plant and equipment is presented at monetarily corrected adjusted cost less accumulated depreciation. Depreciation is determined and calculated based upon the estimated useful life of the asset. Valuation at appraisal value (based on the report of an independent appraiser) is also permitted. The difference between appraisal value and monetarily corrected adjusted cost is included under a technical revaluation reserve in shareholders' equity. Amortization of the appraisal increment is charged to operations and an offsetting portion of the technical revaluation reserve is transferred to retained earnings.

Under U.S. GAAP, property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is determined and calculated based upon the estimated useful life of the asset. Financial Accounting Standards Board Statement (FAS) No. 121—Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of—requires that the measurement of any impairment loss for such assets and identifiable intangibles be based upon the fair market value of the assets.

Under IAS, property, plant and equipment may be presented at cost less accumulated depreciation subject to the requirement to writedown an asset to its recoverable amount. Depreciation should be allocated based upon a systematic basis over the estimated useful life of the asset. Revaluation of property, plant and equipment at its fair value (based on the report of an independent appraiser) less any subsequent accumulated depreciation is also permitted. The increase due to revaluation is included as a revaluation surplus in shareholders' equity.

Capitalization of Financing Costs

Under Brazilian GAAP, interest costs incurred as part of the acquisition or production cost of fixed asset items are not capitalized to property, plant and equipment. Instead, financial costs net of financial income, related to property additions are often capitalized as deferred charges and amortized over a period varying from five to ten years. In Brazil, recent DNAEE rules require net financial costs to be capitalized to property, plant and equipment instead of treated as a deferred charge.

Under U.S. GAAP and IAS, interest costs incurred during the construction or acquisition period of qualified assets is capitalized as part of the cost of such assets and depreciated over the respective life of the asset.

Discounting

In Brazil, under the integral correction method of accounting, the interest element included in current and non-current receivables and payables is charged or credited to operations. Under the Brazilian Corporation Law method, discounting also is permitted but not required. Under U.S. GAAP, only the effect of discounting certain long-term receivables and payables is accounted for in the results of operations. Under IAS, the discounting of revenue and receivables to the fair value of consideration received is permitted.

Leases

Under Brazilian GAAP, generally, lessees account for long-term leases as operating leases, whereas in accordance with U.S. GAAP and IAS such leases could be accounted for as operating or capital leases. As a result, in Brazil, lease payments by lessees with respect to leases are charged to expense as incurred. Under U.S. GAAP and IAS, the lease payments may be charged to expense as incurred (operating lease) or the leased asset and the corresponding lease liability may be recognized in the balance sheet and the effects of depreciation and interest expense in the results of operations (capital lease). For capital leases, the portion of the subsequent lease payments determined to be principal are recorded as a reduction of the recorded lease liability.

In Brazil, lessors account for their leasing operations in accordance with specified regulations which are not in accordance with Brazilian GAAP and adjust financial position and the results of operations to reflect Brazilian GAAP by recording the present value of each lease contract. Under U.S. GAAP and IAS, lessors account for each lease contract as either operating, financing or sales-type leases depending on the terms of the lease contract. Also, U.S. GAAP and IAS rules for lease accounting require significantly more disclosure than is provided in Brazil.

Taxation

In Brazil, deferred income taxes are recognized for differences between book and tax accounting (the deferral method). In Brazil, a net deferred tax asset is recorded only if it is assured beyond a reasonable doubt that the assets will be recovered by taxes payable on future profits.

Under U.S. GAAP, deferred taxes are recognized by the liability method for temporary differences and significant tax disclosures are required. Deferred tax benefits are recognized when it is more likely than not that a tax benefit will be realized.

Under IAS, either the deferral or liability method may be utilized. A deferred tax asset is recorded only if it is reasonable to expect that the assets will be realized in the future. The benefits of net operating loss carryforwards are recognized if realization is assured beyond a reasonable doubt.

Regulatory Accounting

Rate Setting—In Brazil, prior to 1993, rates as determined by the Department of Energy (DNAEE) were based upon the premise that electric utilities would be guaranteed an annual rate of return on service-related assets included in the rate base and the rates charged to each class of customer should be uniform throughout Brazil. Differences, generally shortfalls or deficits, between the guaranteed return rates approved and the actual rates realized were accounted for in a memorandum account entitled Recoverable Rate Deficit (CRC Account) (See discussion below).

In Brazil, subsequent to 1993, through Laws 8,631 and 8,724, significant changes in the rate determination process were proposed. The guaranteed return concept and the CRC Account were replaced by a rate mechanism process that considers each concessionaire's individual cost structure. However, these measures were suspended by the *Real* Plan and rates were frozen at their July 1, 1994 levels, with future rate changes to be fixed annually or more frequently, as determined by the Federal Government.

In the U.S. rates are generally based upon the individual cost structures of each electric utility, as approved by a local or state regulatory authority.

Capitalized Costs—In Brazil, the recording of a statutorily determined capitalized return on certain construction projects is accounted for as a deferred asset with a corresponding credit to shareholders equity. Amortization of the deferred asset amount is over a period of generally ten years. Beginning in 1996, these costs have been reclassified to property, plant and equipment.

In the U.S., FAS No. 71—Accounting for the Effects of Certain Types of Regulation—permits the capitalization of allowable costs including an allowance for funds used during construction (AFUDC), which includes an equity and debt component, if they are recoverable through the rate regulatory structure. Such costs are capitalized as part of property, plant and equipment and depreciated over the useful life of the asset.

Recoverable Rate Deficit (CRC Account)—In accordance with Brazilian GAAP, the CRC Account represented recoverable rate deficits that could be utilized by electric utilities to offset liabilities to other concessionaires within the national electric utility system, Federal financial institutions and to the Federal government. Although the CRC Accounts were abolished by Law 8,631, the Law permitted such credits to be transferred to state governments. The recording of the compensation of the CRC Account deficits against liabilities results in the recording of a corresponding credit to shareholders equity. Under U.S. GAAP, there is no counterpart to the former CRC Account.

The transferring of the CRC Account to state governments results in the securitizing of this memorandum account and the recording of assets and a corresponding credit to shareholders equity. The accounting for the securitized CRC Account transferred to state governments has been recorded at its face value. Under U.S. GAAP and IAS, such long-term assets would be recorded at their present value (See Discounting above).

IAS does not specifically address regulatory accounting matters.

Financial Instruments and Derivatives

Under Brazilian GAAP, financial instruments and derivatives may be accounted for at cost, contract value or market with footnote disclosure of the type and amounts of financial instruments and derivatives.

U.S. GAAP accounting and disclosure is governed by FAS 80—"Accounting for Futures Contracts," FAS 105—"Disclosure of Information About Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk," FAS 107—"Disclosure About Fair Value of Financial Instruments," and FAS 119—"Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." Financial instruments and derivatives may be accounted for at cost, contract value or market with footnote disclosure of the type and amounts of financial instruments and derivatives.

IAS does not specifically address such accounting matters.

Contingencies

In Brazil, the accounting and disclosures of contingent liabilities are generally not as comprehensive as is required in U.S. and IAS.

Research and Development

The costs of research and development projects may be capitalized under Brazilian GAAP when such amounts are determined to be recoverable. Under U.S. GAAP and IAS, these costs are generally charged to expense. However, IAS permits the capitalization of development costs for specific products and processes.

Pensions

In Brazil, for those companies with formalized pension plans, pension contributions are actuarially determined and expensed as the contributions are made. Disclosure of pension plan assets and liabilities is generally not provided.

In the U.S., pension expense is determined in accordance with FAS 87—"Employers Accounting for Pensions" based upon the actuarially determined Projected Benefit Obligation (PBO) and is accounted for on the accrual basis. Disclosure of pension plan assets and liabilities and expense is extensive and detailed.

Under IAS, pension expense is determined actuarially using either an accrued benefit or a projected benefit method of valuation. Disclosure of pension plan assets and liabilities is required.

Statement of Cash Flows

In Brazil, the excess of current assets over current liabilities analyzes the source and application of funds (working capital) in a statement of changes in financial position, except for banks and other financial institutions, for which the Central Bank requires the presentation of a statement of changes in cash position.

Under U.S. GAAP and IAS, requires that a statement of cash flows be presented identifying cash flows from operating, investing and financing activities utilizing either the direct or indirect method of presentation.

Extraordinary Items

The disclosure of extraordinary items is limited to certain specific items (*e.g.*, gains and losses on debt extinguishment) under U.S. GAAP. Under IAS, the nature and amount of extraordinary items should be separately disclosed. In Brazil, there had been no similar accounting or disclosure standard, however, recently the Brazilian Securities Commission (CVM) has permitted companies to disclose unusual and infrequently occurring adjustments as an extraordinary item in the results of operations.

Earnings per Share (EPS)

In Brazil, disclosure of earnings per share is required in Brazil for all corporations regardless of whether their shares are publicly traded. The calculation of EPS is based upon the number of shares outstanding at the end of the year. Under U.S. GAAP, only public companies are required to present such information and the calculation is based upon the weighted average common shares and common share equivalents outstanding during the year. Also, U.S. companies are required to present both primary and fully diluted EPS, where appropriate.

IAS does not specifically address EPS disclosure requirements.

Other Disclosures

Brazilian financial statements do not have the same level of disclosures as required by U.S. GAAP and IAS in their disclosure of the following:

- general business, political and economic risks,
- major customers and sales by geographic area,
- related party transactions,
- pension plans,
- income taxes,
- concentration of credit risks, and
- leases.

Brazilian financial statements have a more detailed level of disclosure than that required under U.S. and IAS accounting principles for investments in subsidiaries and affiliates.

PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER

Centrais Elétricas de Santa Catarina S.A.—CELESC
Rodovia SC 404, Km3
Itacorubi, 88034-900
Florianópolis, SC
Brazil

GLOBAL COORDINATORS

Dresdner Kleinwort Benson
20 Fenchurch Street
London EC3P 3DB
England

Garantia Inc.
126 E. 56th Street
18th floor
New York, NY 10022
U.S.A.

J.P. Morgan & Co.
60 Wall Street
New York, N.Y. 10260-0060
U.S.A.

INDEPENDENT AUDITORS OF THE ISSUER

Ernst & Young
Rua Amadeu da Luz, 100-8°
Blumenau
Santa Catarina
Brazil

LEGAL ADVISORS

To the Issuer as to US Law

Rogers & Wells
200 Park Avenue
New York, New York 10166
U.S.A.

To the Issuer as to Brazilian Law

João Batista Fernandes
Centrais Elétricas de Santa Catarina S.A.—CELESC
Rodovia SC 404, Km 3
Itacorubi, 88034-900
Florianópolis, SC
Brazil

To the Purchasers as to US Law

Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, New York 10022
U.S.A.

To the Purchasers as to Brazilian Law

Mattos Filho, Veiga Filho, Marrey Jr., Moherdaui e Quiroga Advogados
Av. Paulista, 1499-20° Andar
São Paulo, SP-CEP 01311-928
Brazil

DEPOSITARY

Citibank, N.A.
111 Wall Street, 5th Floor
New York, New York 10043
U.S.A.

Exhibit C

02 APR -4 [illegible]

MINUTES OF THE ADMINISTRATIVE BOARD MEETING HELD ON JANUARY 17, 2000.

On the seventeenth of January in the year two thousand, at 10:00 a.m., a company administrative board meeting was held at the headquarters of Celesc. The president opened the meeting by greeting the board members present and other representatives of the executive board of directors, and then proceeded to discuss and vote on the matters pertaining to the order of the day:

I) "The Rural Electrification Program – *Luz no Campo*." The board's president pointed out that the launch day for this program would be the January 19, and is aimed at attending approximately 12,000 rural consumers, and that the construction of 4,000 kilometers of an electric energy network was foreseen for within the next three years. This program shall be carried out with the participation of the state government, Celesc, and the consumers themselves, in the proportions of 62.5%, 12.5% and 25%, respectively. The board unanimously approved Celesc's participation in this project.

II) "Credit Agreement/*Dona Francisca Energética*." The board's president submitted for review of the present members the proposal for Celesc's cosignature of a credit agreement signed between *Sociedade Dona Francisca Energética S/A* and Banco Bradesco S/A for the maximum amount of R$15,000,000.00 (fifteen million reals), which was unanimously accepted by the board.

III) "General matters." Finally, the executive board of directors presented the main management actions, with the objective of making the company's activities adequate for new business ventures in the fields of telecommunications and public services infrastructure, especially in data transmission. In the same manner, the debt with CASAN was negotiated, and the latter authorized CELESC to subscribe its capital increase in this water and sanitation company, in the amount of R$110,729,715.38. The board's president also informed that the reduction of labor liabilities was one of the objectives and aims to be achieved that year. There being no further matter on the agenda, the meeting was concluded, and these minutes were drawn up and duly presented, and agreed to and signed by those present.

MINUTES OF THE ADMINISTRATIVE BOARD MEETING HELDO ON APRIL 3RD 2000.

On the third of April in the year two thousand and two at 10:00 a. m., a company administrav board meeting was held at the headquarters of Celesc. The president of the administrative board, M Francisco de Assis Kuster, presided and other representatives of the executive board of directors, an then proceeded to discus and vote on the matters pertaining to the order of the day:

"Financial balance for the year 1999". The accounting department manger presented th financial statements for the year 1999, emphasizing the net profit for the period, of R$1,499,000.00 (on milion four hundred and ninety nine thousand reais). The board's president opened the floor for voting and the financial statements for the period ending on 12/31/99 were unanimously approved.

"General matters". Following Mr. César Augusto Bresola's presentation, the board deliberate over and requested authorization, for a guarantee/cosignature on behalf of Celesc, in favor of Sociedad Dona Francisca Energétiva S/A, of a credit line from the Banco Nacional de Desenvolvimento BNDES, of R$40,000,000.00 (forty million reais).

Mr. Enio Branco, the Financial director, told the board that opertion with Euro commercia Paper will expire on 07/21/2000, and requested authorization to begin renegotiation procedures. Th board's president then requested votes on the subject, and obtained approval. There being no furthe matter on the agenda, the meeting was then concluded, and these minutes were drawn up and dul presented, and agreed to and signed by those present.

MINUTES OF THE ADMINISTRATIVE BOARD MEETING HELD ON JUNE 14, 2000.

On the fourteenth of June in the year two thousand, at 2:00 p.m., a company administrative meeting was held at the headquarters of Celesc. The president of the administrative board, Mr. Francisco de Assis Küster, presided over the proceedings. He opened the meeting by greeting the board members present and other representatives of the executive board of directors, and then proceeded to discuss and vote on the matters pertaining to the order of the day:

1) The president informed the members of the board that the company did not have enough financial resources to pay off the Euro Commercial Paper debt of US$61,200,000.00. CELESC sent a letter of invitation to 31 financial institutions, regarding the new Euro Commercial Paper emission. However, only two showed interest, and only Banco Santander presented a firm proposal.
2) The president, Mr. Francisco de Assis Küster, informed the board that the company had requested admission from the *Agência Nacional de Telecomunicações* (National Telecommunications Agency) - ANATEL to enter the field of data transmission and telecommunications as a provider, for it is very important for CELESC to actively participate in this field, and thus generate additional revenue. There being no further matter on the agenda, the meeting was then concluded, and these minutes were drawn up and duly presented, and agreed to and signed by those present.

MINUTES OF THE ADMINISTRATIVE BOARD MEETING HELD ON DECEMBER 19, 2000.

On the nineteenth of December in the year two thousand, at 10:00 a.m., a company administrative board meeting was held at the headquarters of Celesc. The president opened the meeting by greeting the board members present and other representatives of the executive board of directors, and then proceeded to discuss and vote on the matters pertaining to the order of the day:

I) The president began the meeting by confirming the position of Mr. Paulo de Albuquerque Sá Brito as the new representative counselor for the CELESC employees.

II) "The repricing of Debentures emitted on 11/01/1994." Banco Santander presented a sole proposal, with the following conditions: a) The repricing on 11/01/2000, for a period of one year, of the amount R$42,549,836.58; b) The interest rate is valid from 11/01/2000 until 11/01/2001; c) Remunerative interest of 104% on the variation of the Inter-Bank Deposit Certificate - CDI; d) A premium equivalent to 1.50% on the nominal value of a total of 14,567 debentures. Having agreed on the matters under discussion, the board approved the re-negotiation procedures with Banco Santander.

III) General Matters – The board members discussed the necessity of finding alternatives for re-establishing the economic-financial equilibrium of Celesc, requesting and making such alternatives compatible with the new administrative model and company restructuring, under debate with the State Government, the executive board of directors, employees, and the business community. The board members deliberated to approve a joint suggestion by FIESC (Industrial Federation of Santa Catarina) representatives and employees, of creating a task force to develop a proposal for the State Governor of Santa Catarina. There being no further matter on the agenda, the meeting was then concluded, and these minutes were drawn up and duly presented, and agreed to and signed by those present.

MINUTES OF THE ADMINISTRATIVE BOARD MEETING HELD ON MARCH 01, 2001.

On the first of March, in the year two thousand and one, at 2:00 p.m., a company administrative meeting was held at the headquarters of Celesc. The president opened the meeting by greeting the board members present and other representatives of the executive board of directors, and then proceeded to discuss and vote on the matters pertaining to the order of the day:

I) Project *Termo Catarinense Norte* - TCN – This regards the viability of a natural gas thermal-electric plant with a combined-cycle operation, to be built within Celesc's largest electrical load center, which for economic reasons would be located in the municipality of Guaramirim. The plant's capacity would be 355 MW. TCN's share interest would be as follows: El Passo Energy Company – 70%, Petróleo Brasileiro S/A – 15%, CELESC S/A – 5%, SCGAS – 5% and SC Tecnologia e Participações - 5%.

II) Evaluation of the guidelines required for implementing the new administrative model – The State Governor, after analyzing the proposals for the new administrative model put forward by CELESC, informed that they should be presented until 03/12/2001. The consulting company that wins this selection process would have 120 days in which to conclude its development plan.

III) Veja do Sul Project (USINOR). This project refers to the installation of a steel production plant belonging to the French-owned Usinor group, which would receive coiled steel sheets from the port of São Francisco do Sul. CELESC's responsibility would be the construction of a transmission line at an estimated cost of R$17,000,000.00, and supply of electrical power to the plant.

IV) General matters – The board's president, having outlined Celesc's difficult financial situation, submitted on an extraordinary and non-delayable basis the proposal of a sale of the share interest of Celesc with *Sociedade Dona Francisca Energética S/A*. After a nominal vote and the recording of two unfavorable votes, from board members José Fernando Xavier Faraco and Paulo de Sá Brito, the Administration Board authorized the sale of Celesc's share interest in the mentioned plant. There being no further matter on the agenda, the meeting was then concluded, and these minutes were drawn up and duly presented, and agreed to and signed by those present.

MINUTES OF THE ADMINISTRATIVE BOARD MEETING HELD ON JULY 02, 2001.

On the second of July in the year two thousand and one, at 9:00 a.m., a company administrative board meeting was held at the headquarters of Celesc. The president opened the meeting by greeting the board members present and other representatives of the executive board of directors, and then proceeded to discuss and vote on the matters pertaining to the order of the day:

I) The hiring of Accenture, in partnership with FIESC (Industrial Federation of Santa Catarina) – The board decided to authorize the hiring of this consulting company, in order to develop the new institutional and corporate model for Celesc, at a cost of R$755,000.00 (seven hundred and fifty five thousand reals).

II) Euro Commercial Paper – The economic-financial director, Mr. Enio Branco, informed those present that, following the instructions of the state governor, the president of Celesc had established a probe commission to find out the legal status of the Euro Commercial Paper operation, and the destination of its resources. The results of this investigation shall be sent to the state governor, the president of the financial policy council, and the general state prosecutor of Santa Catarina.

In continuation, the president then gave the board authorization to contract without bids, and on an urgent basis, the services of Felsberg e Associados Advogados e Consultores Legais (Lawyer's office) from São Paulo, and Clifford Chance Roger and Wells of New York, whom, in partnership, for a fee of approximately US$30,000.00, would work together with Chase Manhattan Bank in order to negotiate directly with the title holders. The board unanimously approved this measure, taking into consideration the urgency of the matter.

III) The negotiation of the Eletrosul/Itaipú debt – The administrative board, after considerations regarding the extension of Celesc debts, and the future destination to be given to the resources resulting from the sales of assets, such as share interest in CASAN and Dona Francisca, decided to authorize the Board of Directors to implement a term of adjustment and obligation with the company *Transmissora de Energia Elétrica do Sul do Brasil* – ELETROSUL, with the goal of establishing 24 payment installments for the amount of US$18,060,023.13 (eighteen million, sixty thousand and twenty three dollars and thirteen cents), referring to the supply by Eletrosul of electric power transferred from Itaipú.

IV) General matters – This item dealt with the request for authorization to concede all the shares held by Celesc, in the *Empresa Catarinense de Transmissão de Energia S/A* – ECTE, for a long-term financing guarantee, to the transmission system of Campos Novos-Blumenau. The date foreseen for initiation of operations is 03/01/2002. The total value of the investment in this project was anticipated to be approximately R$135 million. The president opened the floor for voting, and the project was unanimously agreed to by the board members. There being no further matter on the agenda, the meeting was then concluded, and these minutes were drawn up and duly presented, and agreed to and signed by those present.

MINUTES OF THE ADMINISTRATIVE BOARD MEETING HELD ON APRIL 19, 2001

On the nineteenth of April in the year two thousand and one, at 2:00 p.m., a company administrative board meeting was held at the headquarters of Celesc. The president opened the meeting by greeting the board members present and other representatives of the executive board of directors, and then proceeded to discuss and vote on the matters pertaining to the order of the day:

I) *Dona Francisca S/A* – Loan agreement/cosignature – The board authorized the Executive Board of Directors to provide a guarantee/cosignature in the name of Celesc, in favor of *Sociedade Dona Francisca Energetica S/A*, through a loan agreement from BNDES (National Development Bank) for R$38,000,000.00 (thirty eight million reals).

II) Review of the financial balance for the year 2000 - The financial statements for the year 2000 were presented, specifically the Operating Income, in which the net assets ending on 12/31/2000 had a net profit of R$4.030 million. The board's president then opened the floor for voting, which resulted in unanimous approval of the financial statements for the period ending on 12/31/2000, and the analyses that accompanied them.

III) General matters – The board was informed about the situation of the Campos Novos Power Plant. This is considered to be a large investment, and at the moment Celesc cannot assume responsibility for it. There being no further matter on the agenda, the meeting was then concluded, the meeting was then concluded, and these minutes were drawn up and duly presented, and agreed to and signed by those present.

MINUTES OF THE ADMINISTRATIVE BOARD REGULAR MEETING HELD ON AUGUST 06, 2001.

On the sixth of August in the year two thousand and one, at 9:00 a.m., a company administrative board meeting was held at the headquarters of Celesc. The president opened the meeting by greeting the board members present and other representatives of the executive board of directors, and then proceeded to discuss and vote on the matters pertaining to the order of the day:

I) The Euro Commercial Paper Operation - The economic-financial director, Mr. Enio Branco, informed those present of the following solution, reached in the following terms: a) Main operational value: US$61,200,000.00; b) Interest rate: 12.875% per annum if paid on time, and 13.875% per annum if late; c) Term: 48 months, with the first payment due the following October, and the last in October 2005; d) Guarantees: receivable from consumers of category "A." The board unanimously approved this operation, after an ample debate and input, and authorized the executive board of directors to conclude the formal acts to put this operation into place. There being no further matter on the agenda, the meeting was concluded, and these minutes were drawn up and duly presented, and agreed to and signed by those present.

Exhibit D

Centrais Elétricas de Santa Catarina S/A - Celesc

PRINCIPAL SHAREHOLDER'S POSITION AT DECEMBER 31, 2001

12/31/01

SHAREHOLDERS	COMMON	PREF. A	PREF. B	TOTAL	COMMON %	PREF. A %	PREF. B %	TOTAL %
STATE OF SANTA CATARINA	155.820.205	3.838	0	155.824.043	50,18	0,01	0,00	20,20
INVESC	91.037.953	0	12.508.762	103.546.715	29,32	0,00	2,88	13,42
PREVI PENSION FUND BANK OF BRASIL	39.090.810	0	21.275.201	60.366.011	12,59	0,00	4,90	7,83
CODESC	1.959.533	0	0	1.959.533	0,63	0,00	0,00	0,25
ELETROBRAS	84.662	0	82.855.527	82.940.189	0,03	0,00	19,08	10,75
BNDES	0	25.461.794	9.539.397	35.001.191	0,00	95,70	2,20	4,54
BRADESCO BANK	0	0	48.845.121	48.845.121	0,00	0,00	11,25	6,33
BRADESCO INVESTMENTS	0	0	6.710.000	6.710.000	0,00	0,00	1,55	0,87
BRADESCO CAPITALIZATION S/A	0	0	6.403.000	6.403.000	0,00	0,00	1,47	0,83
MORGAN GUARANTY TRUST COMPANY..	0	0	5.291.000	5.291.000	0,00	0,00	1,22	0,69
BNDES FUND	0	0	8.826.000	8.826.000	0,00	0,00	2,03	1,14
CELESC PENSION FUND (CELOS)	15.886.847	0	6.251.300	22.138.147	5,12	0,00	1,44	2,87
PETROBRAS	0	0	13.521.400	13.521.400	0,00	0,00	3,11	1,75
FOREIGN INVESTORS	2.086.135	0	6.821.000	8.907.135	0,67	0,00	1,57	1,15
MUNICIPALITIES	19.613	20.332	19.066	59.011	0,01	0,08	0,00	0,01
OTHERS	4.556.976	1.121.060	205.415.283	211.093.319	1,47	4,21	47,30	27,36
TOTAL..........................	310.542.734	26.607.024	434.282.057	771.431.815	40,26	3,45	56,30	100,00

Fonte: DPEF/DVAO

02 APR -4 AM 8:25

POSICAO DE TITULOS POR TIPO DE CLIENTE EM 12/03/2002

ISIN...: BRCLSCACNOR6 113 ON CELESC USUARIO : 6126-3 CELESC QTDE DEMONSTRADA A PARTIR DE :

NOME	C P F / C G C		QTDE DE TITULOS\ENDERECO				CEP	CIDADE	UF	PAIS
P. FISICA PROFISSIONAL DE MERCADO										
JUN SUZAKI	585.420.008-20	TITULAR	2.783	RUA MENA	610		00709-001	GUARULHOS	SP	BRA
MARIO NICOLA PALMIERI	181.657.967-04	TITULAR	10.000	R. MARQUES DE OLINDA	61/1F	AP604	02225-040	RIO DE JANEIRO	RJ	BRA
ROBSON ALVES DA SILVA	1.414.876-58	TITULAR	388	AV. JOSE GIORGI	00600	BL11 AP 24	00670-100	COTIA	SP	BRA
WALTER APPEL	345.684.178-72	TITULAR	1	AVENIDA PEDROSO DE MORAES	00433	6 ANDAR	00541-000	SAO PAULO	SP	BRA
TOTAL :	5		15.672							
CLUBES DE INVESTIMENTOS										
CLUBE DE INVESTIMENTOS FENIX	1.723.663/0001-05	TITULAR	100.000	RUA DA ALFANDEGA	91	13 ANDAR	02007-030	RIO DE JANEIRO	RJ	BRA
CLUBE DE INVESTIMENTOS POCO GRANDE	82.970/0001-83	TITULAR	36.000	RD.JORGE LACERDA -(CEVAL)	S/N	KM 20	08911-000	GASPAR	SC	BRA
TOTAL :	2		136.000							
FUNDOS DE PREVIDENCIA SOCIAL E ENTIDADES BENEFICENTES										
CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL	33.754.482/0001-24	TITULAR	39.090.810	PRAIA DE BOTAFOGO	501	3 ANDAR	02225-040	RIO DE JANEIRO	RJ	BRA
FUNDACAO CASAN FUCAS	83.477.901/0001-04	TITULAR	160.000	AVENIDA HERCILIOLUZ	599	4 ANDAR	08802-000	FLORIANOPOLIS	SC	BRA
FUNDACAO CELESC DE SEG.SOCIAL-CELOS	82.956.996/0001-78	TITULAR	15.911.847	AV. PAULISTA	1111	7 ANDAR	00131-920	SAO PAULO	SP	BRA
FUNDACAO CODESC SEG SOCIAL FUSESC	83.564.443/0001-32	TITULAR	210.000	R BOA VISTA	185	3 ANDAR	00109-900	SAO PAULO	SP	BRA
FUNDACAO DE ASS.E PREV.SOCIAL DO BNDES-FAPES	397.695/0002-78	TITULAR	3.107.000	SV REPUBLICA DO CHILE	100	21 ANDAR	02013-900	RIO DE JANEIRO	RJ	BRA
TOTAL :	5		58.479.657							
SOCIEDADES: ANONIMAS,CIVIS,POR COTAS, E OUTRAS										
ASSOCIACAO DOS PROFISSIONAIS DA CELESC	78.540.432/0001-82	TITULAR	30.000	RUANEREU RAMOS	19	SL 607/608	08801-010	FLORIANOPOLIS	SC	BRA
J.O.M. PARTICIPACOES E EMPREENDIMENTOS IMOBILIARIOS	68.919.034/0001-18	TITULAR	30.000	R BOA VISTA	00063	4 ANDAR	00101-001	SAO PAULO	SP	BRA
SANTA CATARINA PARTIC.E INVEST. S/A - INVESC	897.864/0001-58	TITULAR	4.000	RUA TENENTE SILVEIRA	60		08801-000	FLORIANOPOLIS	SC	BRA
TROPICAL TRADING IMPORTACAO E EXPORTACAO LTDA	72.639.040/0001-99	TITULAR	6.000	SCS QD. 02 BL D SLS. 1202/1205	0000.		07030-500	BRASILIA	DF	BRA
TOTAL :	4		70.000							
INVESTIDOR ESTRANGEIRO (ANEXO IV)										
HSBC REPUBLIC BANK (SUISSE) S.A.	990000000.059048	TITULAR	200.000	AV. PAULISTA	2100		00131-930	SAO PAULO	SP	USA
IGF FUND	990000000.020826	TITULAR	15.000	AV PAULISTA	01111	13 ANDAR	00131-920	SAO PAULO	SP	USA
OPPORTUNITY FUND	990000000.011673	TITULAR	1.886.135	AV PAULISTA	01374	9 ANDAR	00131-916	SAO PAULO	SP	VIR
PICTET & CIE	990000000.000442	TITULAR	30.000	AV. PAULISTA	1111	13 ANDAR	00131-920	SAO PAULO	SP	CHE
WESTSPHERE CAPITAL ADVISERS, LTD	990000000.021172	TITULAR	16.000	AV. PRESTES MAIA	00098	5 AND	00103-000	SAO PAULO	SP	ICA
TOTAL :	5		2.147.135							
OUTRAS PESSOAS JURIDICAS										
ITAQUI EMPREENDIMENTOS E PARTICIPACOES LTDA	28.299.568/0001-74	TITULAR	1.000	AVENIDA RIO BRANCO	116	8 ANDAR	02004-001	RIO DE JANEIRO	RJ	BRA
TOTAL :	1		1.000							
TOTAL GERAL :	77		61.590.737							

POSICAO DE TITULOS POR TIPO DE CLIENTE EM 12/03/2002

ISIN...: BRCLSCACNPB7 114 PNB CELESC USUARIO : 6126-3 CELESC QTDE DEMONSTRADA A PARTIR DE :

SOCIEDADES: ANONIMAS,CIVIS,POR COTAS, E OUTRAS

NOME	C P F / C G C		QTDE DE TITULOS	ENDERECO			CEP	CIDADE	UF	PAIS
GEMA-AGENCIA DE VIAGENS E TURISMO LTDA	61.747.762/0001-40	TITULAR	32.000	RUA DOS BURITIS	00128	BL.A C-402	00432-000	SAO PAULO	SP	BRA
GM ENGENHARIA E CONSTRUCOES LTDA	87.217.519/0001-04	TITULAR	53.000	RUA GENERAL OSORIO	1364		09664-000	RIO PARDO	RS	BRA
GRAFTIPO LTDA	43.804.806/0001-45	TITULAR	49.000	RUA LOMAS VALENTINAS	458		00413-030	SAO PAULO	SP	BRA
GUILTON S/A CREDITO FINANC.E INVESTIMENTO	96.234.646/0001-02	TITULAR	100.000	RUA CAPITAO CORREA PACHECO	68		01346-000	AMERICANA	SP	BRA
HENRIQUE BOLDRINI E CIA LTDA	89.547.830/0001-47	TITULAR	3.000	AV ASSIS BRASIL	02127		09101-006	PORTO ALEGRE	RS	BRA
IBF DE BASTOS ME	55.393.581/0001-60	TITULAR	4.000	RUA PADRE VIEGAS DE MENEZES	105		00822-510	SAO PAULO	SP	BRA
ICATU COM EXP E IMP LTDA	43.614.536/0001-00	TITULAR	10.000	RUA HUMBERTO PRIMO	49		01399-000	ESPIRITO STO.DO PIN	SP	BRA
IDEAL PARTICIPACOES LTDA	1.568.137/0001-00	TITULAR	40.000	RUA DA PAZ	82	SALA 002	05077-000	RECIFE	PE	BRA
ITATIAIA PART. E NEG. LTDA	139.149/0001-56	TITULAR	200.000	AV.BRASIL	1831	S/1501	03014-000	BELO HORIZONTE	MG	BRA
J.O.M. PARTICIPACOES E EMPREENDIMENTOS IMOBILIARIOS	68.919.034/0001-18	TITULAR	45.000	R BOA VISTA	00063	4 ANDAR	00101-001	SAO PAULO	SP	BRA
JARDIM CASQUEIRO IMOVEIS E CONSTRUCOES LTDA	45.168.838/0001-27	TITULAR	5.000	R CESAR LACERDA VERGUEIRO	35		01103-220	SANTOS	SP	BRA
MIARA KRUGER & CIA. LTDA	76.771.385/0001-52	TITULAR	60.000	RUA DOM PEDRO II	1055		08405-000	PONTA GROSSA	PR	BRA
MILA ASS. ADM. E PART. LTDA	80.243.306/0001-08	TITULAR	14.000	AV. DO CONTORNO	6480	SALA 01	03011-000	BELO HORIZONTE	MG	BRA
PENSIL PARTICIPACOES E ADM. LTDA	18.716.803/0001-02	TITULAR	30.000	AV DOM PEDRO I	00633		03156-000	BELO HORIZONTE	MG	BRA
PEREIRA CARVALHO S/A EMPREEND.PART.E NEGOCIOS	30.941.330/0001-42	TITULAR	108.000	AV.ATLANTICA	4160	601	02207-002	RIO DE JANEIRO	RJ	BRA
PLANEM ENGENHARIA E ELETRICIDADE LTDA	46.573.143/0001-93	TITULAR	50.000	RUA NOVA PATRIA	291		00415-010	SAO PAULO	SP	BRA
PLUS FOMENTO MERCANTIL LTDA	83.439.794/0001-11	TITULAR	150.000	RUA ITAJAI	765		08901-200	BLUMENAU	SC	BRA
REAL ENERGY LTDA	41.116.138/0001-38	TITULAR	63.000	R ONZE DE AGOSTO	00120		05311-160	OLINDA	PE	BRA
REICHERT INFORMATICA LTDA	2.078.105/0001-99	TITULAR	40.000	RUA URUGUAIANA	00039	SL.2005	02005-093	RIO DE JANEIRO	RJ	BRA
REPACE ADMINISTRACAO SC LTDA	53.584.298/0001-90	TITULAR	20.000	R ESTELA	515	B.'G'CJ 51	00401-904	SAO PAULO	SP	BRA
REPRESENTACOES SEIXAS S/A	59.820.621/0001-64	TITULAR	250.000	AL RIBEIRO DA SILVA	772	776	00121-010	SAO PAULO	SP	BRA
SAINT JOSEPH CONSULTORIA IMOBILIARIA LTDA	43.951.037/0001-08	TITULAR	50.000	PRACA BURITAMA	00048	CONJ. 01	00145-100	SAO PAULO	SP	BRA
SAM SOCIEDADE AEROAGRICOLA MOGIANA LTDA	62.213.905/0001-05	TITULAR	65.000	FAZENDA CAPAO DA CRUZ	S/N		01400-970	LUIS ANTONIO	SP	BRA
SANTA CATARINA PARTIC.E INVEST. S/A - INVESC	897.864/0001-58	TITULAR	12.508.762	RUA TENENTE SILVEIRA	60		08801-000	FLORIANOPOLIS	SC	BRA
SOCIEDADE AGRICOLA E COMERCIAL SIRIUBA LTDA.	61.522.363/0001-81	TITULAR	10.000	RUA DONA INACIA UCHOA	00179	SALA 2	00411-021	SAO PAULO	SP	BRA
SPH LTDA	2.535.431/0001-88	TITULAR	245.000	AV. PAULISTA	01111	13 ANDAR	00131-920	SAO PAULO	SP	BRA
SUPERMERCADO PAGUE MENOS LTDA.	33.474.412/0001-12	TITULAR	10.000	AV. MARECHAL FLORIANO	154		02000-000	RIO DE JANEIRO	RJ	BRA
TRANSPORTADORA VETA LTDA	82.224.056/0001-94	TITULAR	10.000	AV.COSTA E SILVA	2430		08586-000	FOZ DO IGUACU	PR	BRA
VILLA EMPREENDIMENTOS E PARTICIPACOES LTDA	289.666/0001-01	TITULAR	20.000	RUA VISCONDE DE PIRAJA	414	SL.1314	02241-002	RIO DE JANEIRO	RJ	BRA
WRNTJ-ASSESSORIA EMPRESARIAL S/C LTDA	49.082.068/0001-56	TITULAR	30.000	RUA ITACEMA	292	50	00453-051	SAO PAULO	SP	BRA

TOTAL : 58 110.698.057

SOCIEDADES CORRETORAS

NOME	C P F / C G C		QTDE DE TITULOS	ENDERECO			CEP	CIDADE	UF	PAIS
NOVINVEST S/A C.V.M.	43.060.029/0001-71	TITULAR	1.241.000	RUA BOAVISTA	00063	9/10 AND	00101-000	SAO PAULO	SP	BRA
TALARICO C.C.T.M. LTDA	61.729.133/0001-98	TITULAR	600.000	RUA BOA VISTA	00230	5 AO 6 AND	00101-030	SAO PAULO	SP	BRA

TOTAL : 2 1.841.000

SOCIEDADES CORRETORAS DE OUTRAS PRACAS

NOME	C P F / C G C		QTDE DE TITULOS	ENDERECO			CEP	CIDADE	UF	PAIS
BANRISUL S/A C.V.M.C.	93.026.847/0001-26	TITULAR	450.000	RUA CALDAS JUNIOR	00108	7 AND	09001-260	PORTO ALEGRE	RS	BRA
CODEPE CORRETORA DE VALORES S.A	9.512.542/0002-07	TITULAR	50.000	AV DANTAS BARRETO	00507	12 ANDAR	05001-360	RECIFE	PE	BRA
CORRETORA GERAL DE VALORES E CAMBIO LTDA	92.858.380/0001-18	TITULAR	23.000	RUA DR. JOSE MONTAURY	139	5 AO 8AND	09001-090	PORTO ALEGRE	RS	BRA
H.H. PICCHIONI S/A CCVM	17.312.083/0001-57	TITULAR	120.000	AV. BERNARDO MONTEIRO	01539	1.ANDAR	03015-281	BELO HORIZONTE	MG	BRA
UMUARAMA S/A CORRETORA DE TITULOS E VALORES MOBILIAR	33.968.066/0001-29	TITULAR	50.000	AV RIO BRANCO	116	10 AND	02004-001	RIO DE JANEIRO	RJ	BRA

TOTAL : 5 693.000

INVESTIDOR ESTRANGEIRO COM CGC

NOME	C P F / C G C		QTDE DE TITULOS	ENDERECO			CEP	CIDADE	UF	PAIS
JP MORGAN FDO CONVERSAO C.E.	31.885.890/0001-90	TITULAR	28.000	R VERBO DIVINO	1400	4 AND	00471-002	SAO PAULO	SP	USA

TOTAL : 1 28.000

INVESTIDOR ESTRANGEIRO (ANEXO IV)

NOME	C P F / C G C		QTDE DE TITULOS	ENDERECO			CEP	CIDADE	UF	PAIS
ACTON INVESTMENT MANAGEMENTC, LLC	990000000.056111	TITULAR	98.850	AV REP DO CHILE	230	29 ANDAR	02003-170	RIO DE JANEIRO	RJ	USA

POSICAO DE TITULOS POR TIPO DE CLIENTE EM 12/03/2002

ISIN...: BRCLSCACNPB7 114 PNB CELESC USUARIO : 6126-3 CELESC QTDE DEMONSTRADA A PARTIR DE :

NOME	C P F / C G C		QTDE DE TITULOS\ENDERECO				CEP	CIDADE	UF	PAIS
INVESTIDOR ESTRANGEIRO (ANEXO IV)										
BANKBOSTON DEPOSITARIA FCI 1784 BRAZIL	990000000.064351	TITULAR	141.000	AV. PRESTES MAIA	98	5 ANDAR	00103-000	SAO PAULO	SP	ARG
BANQUE SAFRA LUXEMBOURG SA	990000000.005037	TITULAR	40.000	AVENIDA PAULISTA	2100		00131-930	SAO PAULO	SP	LUX
BB - FUND CLASSE A	990000000.027731	TITULAR	29.000	RUA SENADOR DANTAS	105	35 AND	02003-000	RIO DE JANEIRO	RJ	USA
BOSTON INTERNATIONAL FUND II SICAV	990000000.005568	TITULAR	172.238	AV. PRESTES MAIA	00098	5 ANDAR	00103-000	SAO PAULO	SP	LUX
CANVEY S/A	990000000.056022	TITULAR	55.000	AV. PAULISTA	2100	18 ANDAR	00131-930	SAO PAULO	SP	URY
CREDIT LYONNAIS LUXEMBOURG BRANCH	990000000.016829	TITULAR	890.000	AV. PAULISTA	1111	13 A.	00131-920	SAO PAULO	SP	LUX
CREDIT LYONNAIS PARIS FRANCE	990000000.006467	TITULAR	1.000.000	AV. PAULISTA	1111	13 AND	00131-920	SAO PAULO	SP	FRA
CSFB EQUITY INVESTMENTS (NETHERLANDS) B V	990000000.056014	TITULAR	234.858	AV BRIG FARIA LIMA	3064	13*ANDAR	00145-000	SAO PAULO	SP	NLD
CYPRESS CORPORATION	990000000.000981	TITULAR	985.000	PRAIA DE BOTAFOGO	00228	SALA 1001	02235-900	RIO DE JANEIRO	RJ	BHS
DARIER HENTSCH & CIE	990000000.018082	TITULAR	820.000	AV. PAULISTA	1111	13 ANDAR	00131-920	SAO PAULO	SP	CHE
DELTA NAT.BANK AND TRUST CO NY	990000000.002445	TITULAR	100.000	AV PAULISTA	01111	13 ANDAR	00131-920	SAO PAULO	SP	USA
DISCOUNT BANK LATIN AMERICA	990000000.002488	TITULAR	280.000	AV. PAULISTA	2100		00131-930	SAO PAULO	SP	URY
EXPRINTER URUGUAY S.A	990000000.057428	TITULAR	100.000	AV. BRIG. FARIA LIMA	1461	8 ANDAR	00148-900	SAO PAULO	SP	URY
FEDERAL STREET INVESTMENTS S.A.	990000000.027545	TITULAR	11.762	AV. PRESTES MAIA	98	5 ANDAR	00103-000	SAO PAULO	SP	USA
GALLIC CAPITAL GROUP, LLC	990000000.056120	TITULAR	233.200	AV REP DO CHILE	230	29 ANDAR	02003-170	RIO DE JANEIRO	RJ	USA
GLOBAL INVESTMENT S/A	990000000.066338	TITULAR	10.000	RUA DR.RENATO PAES DE BARROS	717	10 ANDAR	00453-001	SAO PAULO	SP	URY
HATTERAS LLC	990000000.060631	TITULAR	3.441.700	R BOA VISTA	185	3 ANDAR	00109-900	SAO PAULO	SP	USA
HEDGING GRIFFO BRAZIL FUND LLC	990000000.044717	TITULAR	18.000	AV. PRES. JUSCELINO KUBITSCHEK	1830	7AND T IV	00454-900	SAO PAULO	SP	USA
HSBC BANK USA	990000000.013102	TITULAR	160.000	AV. PAULISTA	2100	18 ANDAR	00131-930	SAO PAULO	SP	USA
LAMED FUND INVESTMENTS LTD	990000000.068705	TITULAR	11.000	AV PAULISTA	37	20 ANDAR	00131-902	SAO PAULO	SP	BHS
LARRAIN VIAL S.A.	990000000.020818	TITULAR	198.455	AV BRIG FARIA LIMA	3064	13*ANDAR	00145-000	SAO PAULO	SP	CHL
LATAM INVESTMENT COMPANY LLC	990000000.057592	TITULAR	14.595	RUA DO CARMO	7	8 ANDAR	02001-020	RIO DE JANEIRO	RJ	USA
MERRILL LYNCH INTERNATIONAL	990000000.043133	TITULAR	1.457.000	AV. PAULISTA	1111	13 AND	00131-920	SAO PAULO	SP	GBR
MORGAN STANLEY FINANCIAL PRODUCTS LTD	990000000.042390	TITULAR	336.000	AV. PRESTES MAIA	0098	5 ANDAR	00103-000	SAO PAULO	SP	ICA
MIDL RE THE AQUILA EMERGING INDEX FUND	990000000.040037	TITULAR	376.808	AV. PRESTES MAIA	98	5 ANDAR	00103-000	SAO PAULO	SP	GBR
PACIFIC OVERSEAS INVESTMENTS LTD.	990000000.003271	TITULAR	1.163.600	AMADOR BUENO	474	3 AND BL C	00475-000	SAO PAULO	SP	ICA
PICTET & CIE	990000000.000442	TITULAR	6.901	AV. PAULISTA	1111	13 ANDAR	00131-920	SAO PAULO	SP	CHE
ROMANCHE INVESTMENT CORPORATION, LLC	990000000.056138	TITULAR	574.350	AV REP DO CHILE	230	29 ANDAR	02003-170	RIO DE JANEIRO	RJ	USA
SAFRA NATIONAL BANK OF NEW YORK	990000000.048569	TITULAR	63.000	AV. PAULISTA	2100	18 ANDAR	00131-930	SAO PAULO	SP	USA
STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS.	990000000.014265	TITULAR	505.000	AV. PAULISTA	1111	13 ANDAR	00131-920	SAO PAULO	SP	USA
STATE STREET EMERGING MARKETS	990000000.014303	TITULAR	506.291	AV PAULISTA	1111	13	00131-920	SAO PAULO	SP	USA
TENDENCIA GLOBAL INVESTMENT FUND LTD	990000000.031348	TITULAR	1.570.000	AV. BRIGADEIRO FARIA LIMA	02092	20 ANDAR	00145-002	SAO PAULO	SP	GBR
THE CL BRAZIL INVESTMENT FUND LTD	990000000.051225	TITULAR	30.000	R BOA VISTA	185	3 ANDAR	00109-900	SAO PAULO	SP	ICA
THE EMERGING M.S. OF THE DFA I.T.CO.	990000000.016918	TITULAR	180.000	AV. PAULISTA	1111	13 ANDAR	00131-920	SAO PAULO	SP	USA
THE EMERGING MARKETS VISION FUND LTD	990000000.037346	TITULAR	160.000	AV PRESTES MAIA	00098	5 ANDAR	00103-000	SAO PAULO	SP	BHS
THE FIRST STOCK EQUITY FUND LLC	990000000.003514	TITULAR	220.000	RUA RODRIGO SILVA	26	11 AND	02001-040	RIO DE JANEIRO	RJ	USA
THE GMO EMERGING MARKETS FUND	990000000.016667	TITULAR	4.352.000	AV PRESTES MAIA	0098	5 ANDAR	00103-000	SAO PAULO	SP	USA
THE MAXIMA MULTIPORTFOLIO FUND LLC	990000000.040916	TITULAR	862.000	RODRIGO SILVA	00026	21 AND	02001-040	RIO DE JANEIRO	RJ	USA
THE PROFIT FUND LIMITED	990000000.027316	TITULAR	143.037	AV. PAULISTA	1111	13 ANDAR	00131-920	SAO PAULO	SP	BHS
TOTAL :	40		21.548.645							
OUTROS INVESTIDORES ESTRANGEIROS										
BEAR STEARNS BRASIL C.V.M. CAP ESTRANGEIRO	000000.00000000-0	TITULAR	97	AV PAULISTA	1111	13 ANDAR	00131-920	SAO PAULO	SP	USA
MORGAN GUARANTY TRUST COMPANY OF N.Y.	000000.00000000-0	TITULAR	6.278.000	R BOA VISTA	185	4 AND	00101-001	S PAULO	SP	USA
TOTAL :	2		6.278.097							
OUTRAS PESSOAS JURIDICAS										
ENGERAL LTDA	60.733.573/0001-56	TITULAR	9.000	RUA ARAQUAN	109		00130-020	SAO PAULO	SP	BRA
EXPERT PERICIAS E AVALIACOES LTDA	32.131.922/0001-24	TITULAR	20.000	RUA DA ASSEMBLEIA	92	2101	02001-000	RIO DE JANEIRO	RJ	BRA
J FONTAN REPRESENTACOES COMERCIAIS LTDA	76.892.827/0001-19	TITULAR	4.000	RUA NILO CAIRO	257	SL. 408	08006-050	CURITIBA	PR	BRA
VITAR PARTICIPACOES LTDA	3.101.752/0001-37	TITULAR	50.000	R FERNANDO GOMES	128	CJ 502	09051-010	PORTO ALEGRE	RS	BRA
TOTAL :	4		83.000							
TOTAL GERAL :	2.164		431.038.639							

Annex B

02 APR -4 PM 8:2

Brazilian Information Requirements

Type of Information	Form of Release	Required Date of Release	Source of Requirement
Articles of incorporation and amendments thereto.	Delivered to the CVM.	Within 30 days after the relevant shareholders' meeting is held.	CVM and BOVESPA.
Annual report on CVM standard form.	Delivered to the CVM.	Within 30 days after each annual shareholders' meeting is held.	CVM and BOVESPA.
Announcement of annual shareholders' meetings.	Published in the official gazette and a newspaper of general circulation; delivered to the CVM.	Published at least eight days before the proposed date of the meeting; delivered to the CVM upon publication by the press.	Corporation Law, CVM and BOVESPA.
Minutes of annual shareholders' meetings.	Published in the press; delivered to the CVM.	No required publication date; delivered to the CVM within 10 days after the meeting is held.	Corporation Law, CVM and BOVESPA.
Summary of the resolutions adopted at the annual shareholders' meetings.	Delivered to the CVM.	On the day following the date of each shareholders' meeting.	CVM and BOVESPA.
Announcement that (i) the report of management, (ii) copies of the financial statements, and (iii) the opinion of the independent auditors are available for inspection by shareholders.	Published in the official gazette and a newspaper of general circulation.	Published at least 30 days prior to the relevant annual shareholders' meeting.	Corporation Law and CVM.

Type of Information	Form of Release	Required Date of Release	Source of Requirement
Audited financial statements, reports of management and opinion of the independent auditors.	Published in the official gazette and a newspaper of general circulation; delivered to the CVM and, upon prior written notice, to shareholders who have requested such documents.	Published at least five days prior to the annual shareholders' meeting; delivered to the CVM on the earlier of (i) 30 days prior to the annual shareholders' meeting or (ii) the date of publication by the press.	Corporation Law, CMV and BOVESPA.
Annual financial statements on CVM standard form.	Delivered to the CVM.	At least 30 days prior to the relevant annual shareholders' meeting.	CVM and BOVESPA.
Quarterly financial reports on CVM standard form.	Delivered to the CVM.	Within 45 days after the end of each quarter of the fiscal year.	CVM and BOVESPA.
Announcement of extraordinary shareholders' meeting.	Published in the official gazette and a newspaper of general circulation; delivered to the CVM.	Published at least eight days prior to the proposed date of the meeting; delivered to the CVM upon publication by the press.	Corporation Law, CVM and BOVESPA.
Minutes of extraordinary shareholders' meeting.	Published by the press; delivered to the CVM.	No required publication date; delivered to the CVM within 10 days after the meeting is held.	Corporation Law, CVM and BOVESPA.
Summary of the resolutions adopted at extraordinary shareholders' meetings.	Delivered to the CVM.	On the day follwing the date of each extraordinary shareholders' meeting.	CVM and BOVESPA.

Type of Information	Form of Release	Required Date of Release	Source of Requirement
Minutes of the Board of Directors' meeting electing the executive officer in charge of securities market related matters.	Delivered to the CVM; published in the press.	Delivered to the CVM on the day after the meeting is held; no requirement on publication date.	CVM and BOVESPA.
Notice of material developments or facts that may substantially influence the decision of investors to buy or sell securities issued by the Company.	Published in the press; delivered to the CVM.	Published within a reasonable time after the occurance of the fact; delivered to the CVM upon publication by the press.	Corporation Law, CVM and BOVESPA.
Projections regarding business or results of operations.	Delivered to the CVM.	Upon publication by the press.	CVM and BOVESPA.
Notice to the BOVESPA regarding material facts that may affect the market but are not published by the press.	Delivered to the CVM.	On the day of the occurrence of the fact.	CVM and BOVESPA.
Application, including acillary documents, for registration of securities to be offered to the public.	Delivered to the CVM.	Prior to the offering of the securities.	CVM and BOVESPA.
Other documents that provide a better understanding of the Company.	Delivered to the CVM.	Within a reasonable time after the occurrence of a relevant event.	CVM and BOVESPA.
Notice of changes to the Company's share certificates.	Delivered to the CVM.	Within 10 days after the occurrence of such change.	CVM and BOVESPA.

Type of Information	Form of Release	Required Date of Release	Source of Requirement
Notice of shareholders' agreements that are filed with the company.	Delivered to the CVM.	Upon the occurrence of such filing with the Company.	CVM and BOVESPA.
Other documents or information requested by the CVM.	Delivered to the CVM.	Within the time period specified by the CVM.	CVM and BOVESPA.
Notice of changes to the Company's mailing address, tax identification number or telephone, facsimile or telex numbers.	Delivered to the CVM.	Within 5 days after the occurrence of such change.	CVM and BOVESPA.

Centrais Elétricas de Santa Catarina S.A.

DEMONSTRAÇÕES CONTÁBEIS



ativo
passivo
patrimônio líquido

DIRETORIA ECONÔMICO-FINANCEIRA
DPCO - DEPARTAMENTO DE CONTABILIDADE
DVAC - DIVISÃO DE ANÁLISE CONTÁBIL

[redacted]

CENTRAIS ELÉTRICAS DE SANTA CATARINA S.A.

DIRETORIA ECONÔMICO-FINANCEIRA – DEF

DEPARTAMENTO DE CONTABILIDADE – DPCO

DIVISÃO DE ANÁLISE CONTÁBIL – DVAC

Celesc

BALANCETE GERENCIAL

DEZEMBRO
2000

ÍNDICE

1 - DESEMPENHO ECONÔMICO-FINANCEIRO

1.1 - INTRODUÇÃO

A Centrais Elétricas de Santa Catarina S.A – Celesc, concessionária de energia elétrica para o Estado de Santa Catarina, atendeu 1.711.580 consumidores em 2000 (1.637.235 em 1999). Atualmente, sua geração própria é de 2,8% da energia requerida, sendo o restante adquirido de terceiros. A Gerasul continua sendo o principal supridor, respondendo por 71,0% da energia adquirida, enquanto o montante de Itaipú representa 23,4% do total. A Copel e outros agentes do mercado complementam as necessidades do sistema.

1.2 - RESULTADO

A Celesc encerrou o exercício social de 2000 com um lucro líquido acumulado de R$4,0 milhões, 168,8% superior ao lucro líquido registrado no ano anterior (R$1,5 milhões), resultando numa rentabilidade positiva de 0,4% sobre o Patrimônio Líquido declarado em 31.12.00, que foi de R$1.146,2 milhões.

As receita operacional líquida atingiu um montante de R$1.195,0 milhões, o que representa um aumento de 22,9% em relação ao ano anterior. Este crescimento resultou dos aumentos tarifários concedidos pela Agência Nacional de Energia Elétrica – ANEEL em junho de 1999 (15,41%), em maio de 2000 (1,0%) e em agosto de 2000 (20,67%), bem como do crescimento de 7,4% do mercado de energia, com destaque para as classes comercial e industrial que cresceram 10,9% e 8,6%, respectivamente. A Celesc necessitou de 13.250GWh de energia em 2000 para atender o seu mercado, dos quais, 12.006GWh foram necessários para atender diretamente a 1.711.580 clientes e 198GWh foi vendido a supridoras de energia. A diferença, 1.046GWh, refere-se a perdas.

Operacionalmente, a Celesc apresentou no ano de 2000 Resultado do Serviço acumulado positivo de R$27,0 milhões, 40,5% superior ao registrado no ano anterior. Este aumento é justificado pelo bom desempenho das receita operacional líquida.

No ano de 2000, a empresa obteve Resultado Financeiro negativo de R$51,0 milhões, enquanto em 1999 este era negativo em R$0,2 milhões. Tal fato ocorreu, principalmente, pelo crescimento das despesas financeiras (22,6%), devido a variações nas Atualizações sobre a Conta Entidade de Previdência Privada, Multa e Juros sobre Tributos Notificados e Atualizações do Programa Refis.

Conforme a Demonstração do Resultado do Exercício, o Resultado Operacional foi negativo em R$24,1 milhões, sendo 227,0% inferior ao resultado obtido no ano anterior (R$18,9 milhões). Esse resultado deve-se ao desempenho negativo do Resultado Financeiro.

A Celesc encerrou o ano de 2000 com um Patrimônio Líquido de R$1.146,2 milhões. Este valor corresponde a 45,1% do total do Passivo (R$2.542,4 milhões).

1.3 – EVOLUÇÃO TARIFÁRIA

Em razão da elevação da contribuição da Cofins, no mês de maio de 2000 a Agência Nacional de Energia Elétrica - ANEEL concedeu à Celesc um reajuste de 1% nas tarifas. Em meados de junho, por determinação da mesma ANEEL, as tarifas foram reduzidas em 2,7%, para retirada de uma parcela do reajuste concedido no ano anterior e cuja vigência expirou em 10 de junho de 2000. Por força do disposto no seu Contrato de Concessão, a Celesc obteve, no mês de agosto de 2000, o reajuste anual, que resultou num aumento de 20,67% nas tarifas de fornecimento.
Tomando por base o faturamento líquido total (sem ICMS), a tarifa média de venda de energia no ano 2000 ficou em R$101,1 por MWh, o que representa, em termos nominais, um incremento de 13,0% sobre a tarifa média de venda de R$89,4 verificada no ano de 1999.
No tocante à energia comprada, a tarifa média durante o ano 2000, incluindo os encargos de conexão e de uso do sistema de transmissão, ficou em R$49,7 por MWh, representando 14,5% sobre a tarifa média de R$43,4 verificada em 1999.
A energia comprada da Gerasul sofreu o impacto do reajuste médio de 21,0% concedido pela ANEEL no mês de setembro de 2000. A parcela de energia suprida por Itaipu, por ser faturada em dólar, sofreu o impacto da variação cambial. A margem bruta, definida como a diferença percentual entre a tarifa média de compra e a tarifa média de venda, ficou em 50,8% no ano de 2000 (51,4% em 1999).

2 - BALANÇO PATRIMONIAL

BALANÇO PATRIMONIAL
31 de dezembro de 2000 e 1999
(em milhares de reais)

ATIVO	Legislação Societária DEZ/00	DEZ/99	ANÁLISE HORIZONTAL	ANÁLISE VERTICAL
Circulante				
Disponibilidades	33.496	8.407	298,4%	1,3%
Consumidores e Revendedores	240.705	210.208	14,5%	9,5%
Provisão para Créditos de Liquidação Duvidosa	(21.050)	(17.908)	17,5%	-0,8%
Títulos a Receber	45.594	63.742	-28,5%	1,8%
Impostos a Recuperar	13.687	19.066	-28,2%	0,5%
Outras Contas a Receber	26.791	14.192	88,8%	1,1%
Almoxarifado	10.267	9.697	5,9%	0,4%
Despesas Pagas Antecipadamente	818	-	-	0,0%
Total do Circulante	**350.308**	**307.404**	**14,0%**	**13,8%**
Realizável a Longo Prazo				
Contas a Receber do Governo do Estado de Santa Catarina	593.111	527.140	12,5%	23,3%
Depósitos Judiciais	40.571	38.284	6,0%	1,6%
Imposto de Renda Diferido	107.294	91.751	16,9%	4,2%
Contribuição Social Diferida	40.063	35.065	14,3%	1,6%
Investimentos Temporários - Casan	110.728	90.730	22,0%	4,4%
Impostos a Recuperar - Finsocial	2.320	7.061	-67,1%	0,1%
Outros Créditos	10.466	20.886	-49,9%	0,4%
Total do Realizável a Longo Prazo	**904.553**	**810.917**	**11,5%**	**35,6%**
Permanente				
Investimentos	78.410	60.936	28,7%	3,1%
Imobilizado	1.208.511	1.189.534	1,6%	47,5%
Diferido	622	785	-20,8%	0,0%
Total do Permanente	**1.287.543**	**1.251.255**	**2,9%**	**50,6%**
TOTAL DO ATIVO	**2.542.404**	**2.369.576**	**7,3%**	**100,0%**

BALANÇO PATRIMONIAL
31 de dezembro de 2000 e 1999
(Em milhares de Reais)

PASSIVO	Legislação Societária		ANÁLISE HORIZONTAL	ANÁLISE VERTICAL
	DEZ/00	DEZ/99		
Circulante				
Fornecedores	222.426	145.161	53,2%	8,7%
Salários e Encargos Sociais	5.992	12.872	-53,4%	0,2%
Encargos de Dívidas	2.207	2.191	0,7%	0,1%
Encargos do Consumidor	10.418	12.684	-17,9%	0,4%
Tributos e Contribuições Sociais	43.309	71.251	-39,2%	1,7%
Programa Refis	24.371	-	-	1,0%
Empréstimos e Financiamentos	141.163	129.704	8,8%	5,6%
Obrigações Estimadas	40.038	35.671	12,2%	1,6%
Dividendos Propostos	1.103	466	136,7%	0,0%
Obrigações com a Fundação Celos	19.503	40.503	-51,8%	0,8%
Provisão para Programa de Demissão Incentivada	4.815	11.363	-57,6%	0,2%
Entidade de Prev.Privada - Reservas a Amortizar	2.941	-	-	0,1%
Participações nos Resultados	1.896	1.903	-0,4%	0,1%
Outros	22.464	10.743	109,1%	0,9%
Total do Circulante	**542.646**	**474.512**	**14,4%**	**21,3%**
Exigível a Longo Prazo				
Debêntures	42.537	45.079	-5,6%	1,7%
Empréstimos e Financiamentos	46.337	45.287	2,3%	1,8%
Obrigações com a Fundação Celos	80.588	25.028	222,0%	3,2%
Provisão para Contingências	88.284	215.963	-59,1%	3,5%
Obrigações Fiscais	84.873	50.897	66,8%	3,3%
Programa Refis	97.419	-	-	3,8%
Provisão para Programa de Demissão Incentivada	1.540	7.114	-78,4%	0,1%
Entidade de Prev. Privada - Reservas a Amortizar	236.785	197.821	19,7%	9,3%
Outros	51	51	0,0%	0,0%
	678.414	**587.240**	15,5%	26,7%
Obrigações Especiais	175.158	162.020	8,1%	6,9%
Total do Exigível a Longo Prazo	**853.572**	**749.260**	**13,9%**	**33,6%**
Patrimônio Líquido				
Capital Social	696.200	696.200	0,0%	27,4%
Reservas de Capital	440.903	444.087	-0,7%	17,3%
Reservas de Lucros	4.138	1.122	268,8%	0,2%
	1.141.241	**1.141.409**	0,0%	44,9%
Recursos Destinados a Aumento de Capital	4.945	4.395	12,5%	0,2%
Total do Patrimônio Líquido	**1.146.186**	**1.145.804**	**0,0%**	**45,1%**
TOTAL DO PASSIVO	**2.542.404**	**2.369.576**	**7,3%**	**100,0%**

Para melhor compreender os motivos e principais efeitos do desempenho da empresa no exercício social de 2000, é apresentada a seguir uma análise da evolução das principais contas patrimoniais.

2.1 - ANÁLISE DO ATIVO

Ativo Circulante

O Ativo Circulante apresentou variação positiva de 14,0% no ano de 2000 se comparado ao ano anterior. Dentre os principais fatores desta variação, destacam-se:

Disponibilidades: registrou aumento de 298,4% no período, devido a retenção de parcela da arrecadação de energia elétrica (R$21,9 milhões) do mês de Dezembro/2000 na conta Numerário em Trânsito conforme convênio com agentes arrecadadores.

Consumidores e Revendedores: apresentou acréscimo de 14,5% provocado, basicamente, pelo reajuste no valor da tarifa de energia elétrica em 20,67% a partir de 11 de agosto de 2000. Com a adesão da Companhia ao Programa de Recuperação Fiscal - Refis, foi possível reduzir em R$25,2 milhões a inadimplência de consumidores industriais devido às negociações com créditos tributários.

Provisão para Créditos de Liquidação Duvidosa: este item é calculado e contabilizado mensalmente de acordo com os critérios estabelecidos pela Lei 9.430/96 e visa cobrir possíveis perdas na realização dos créditos. Convém ressaltar que os valores a receber dos órgãos públicos não são considerados neste cálculo. O aumento de 17,5% foi relativo às estimativas de perdas em função das expectativas de realização dos ativos a receber.

Títulos a Receber: correspondem a créditos derivados de venda de energia, renegociados parceladamente, acrescidos de multas calculadas até a data da renegociação, conforme determinam as Portarias e Resoluções do órgão regulador e, após esta data, acrescidos de juros remuneratórios, calculados "pro-rata die". A redução de 28,5% deveu-se ao efeito do Programa de Recuperação Fiscal – Refis, onde R$14,8 milhões foram negociados com prejuízos fiscais e baixados da conta de títulos a receber.

Impostos a Recuperar: esta conta compõe-se, basicamente, de antecipações de Imposto de Renda Pessoa Jurídica - IRPJ e Contribuição Social - CS sobre o lucro de 1997 e 1998, Imposto de Renda Retido na Fonte - IRRF sobre aplicações financeiras, e créditos temporários de Imposto sobre a Circulação de Mercadorias e Serviços - ICMS. A redução de 28,2% deveu-se a compensação do Imposto de Renda a pagar e da Contribuição Social a pagar apurados em 31 de dezembro de 2000.

Ativo Realizável a Longo Prazo

O crescimento do Ativo Realizável a Longo Prazo, em 2000, foi de 11,5% comparado com o ano anterior. Este crescimento deveu-se, principalmente, a:

Contas a Receber do Governo do Estado de Santa Catarina: o aumento de 12,5% em 2000 decorreu da atualização pelo Índice Nacional de Preços ao Consumidor - INPC e juros conforme contrato. Cabe ressaltar que, com base na sentença judicial n.º 333 de 29.04.99, a Celesc não está recolhendo Imposto de Renda - IR e Contribuição Social - CS sobre as receitas financeiras de valores vincendos do contrato com o Governo do Estado (CRC), o qual não está pagando as parcelas mensais desde outubro de 1996. Em 30 de outubro de 2000 foi assinado um Termo Aditivo ao Contrato ratificando o saldo atualizado na referida data e definindo o novo prazo de pagamento de 216 prestações, com o vencimento da primeira em 15 dezembro de 2002, sendo que as demais condições contratuais não foram modificadas.

Imposto de Renda e Contribuição Social Diferidos: referem-se a valores calculados sobre as diferenças temporárias (provisões para contingências, provisão do PDI e provisão das Reservas a Amortizar – demonstrada na conta "Entidade de Previdência Privada"), registrados contabilmente e incluídos na apuração do Lucro Real, porém, indedutíveis neste momento, bem como sobre os saldos de prejuízo fiscal na apuração do imposto de renda e base negativa na apuração da contribuição social. No exercício de 2000 estas contas apresentaram crescimento de 16,9% e 14,3%, respectivamente, comparado ao exercício anterior, variação decorrente das provisões trabalhistas, encargos financeiros sobre provisão da contribuição social e provisão para devedores duvidosos no período.

Investimentos Temporários - Casan: O montante de R$110,7 milhões originado da negociação do débito da Companhia Catarinense de Águas e Saneamento – Casan, em dezembro de 1999. A classificação em investimentos temporários decorreu do firme propósito da Celesc de alienar o referido investimento.

Impostos a Recuperar – Finsocial: verificou-se uma redução de 67,1% decorrente da utilização do crédito para abatimento de dívida da Contribuição para o Financiamento da Seguridade Social – Cofins (R$4,7 milhões) dos meses de fevereiro e março/2000.

Ativo Permanente

A variação positiva de 2,9% do grupo "Ativo Permanente" decorreu dos investimentos realizados pela Companhia no ano de 2000.

Investimentos: o aumento no saldo é provocado pelo investimento na área de geração nos projetos em que a Celesc tem participação: Usinas de Campos Novos (R$6,9 milhões) e Machadinho (R$10,5 milhões).

Imobilizado: os investimentos da empresa atingiram o montante de R$143,3 milhões, só no Ativo Imobilizado houve um acréscimo de R$109,0 milhões, porém a Depreciação com (R$79,1 milhões) proveniente da aplicação das taxas implementadas pela Resolução Aneel nº 44 de 17/03/1999 e as baixas do Ativo Imobilizado (R$16,9 milhões) contribuíram incisivamente para ofuscar o montante investido no período e culminar com variação de 1,6% no Imobilizado.

2.2 - ANÁLISE DO PASSIVO

Passivo Circulante

Em 2000, as obrigações de curto prazo apresentaram-se 14,4% superiores ao ano de 1999. Dentre os principais itens que apresentaram variação destacam-se:

Fornecedores: este item apresentou aumento de 53,2% no ano de 2000 se comparado com o ano anterior (R$222,4 milhões em 2000 contra R$145,1 milhões em 1999). O acréscimo originou-se em função do aumento da tarifa de energia elétrica comprada da Gerasul em 12,78% e Copel de 11,35% em setembro de 1999. Em agosto de 2000 ocorreu reajuste na tarifa da Gerasul de 19,87% para 1/3 e 23,94% para 2/3 da energia. Quanto a Copel ocorreu reajuste tarifário em setembro de 2000 no percentual de 16,8%. Adicionalmente, a compra de energia de Itaipu é indexada em Dólar, sendo que a taxa sofreu aumento significativo. Outro fator que incrementou a conta fornecedores foi a energia de curto prazo que vem sendo contabilizada desde junho/99, correspondendo a R$10,0 milhões em 1999 e R$32,0 milhões no ano de 2000.

Salários e Encargos Sociais: a queda de 53,4% neste item deveu-se à adequação das contas da folha de pagamento ao novo Plano de Contas do Serviço Público de Energia Elétrica.

Tributos e Contribuições Sociais: a redução de 39,2% foi decorrente da transferência dos débitos registrados nas contas Cofins e Pasep para conta do Programa de Recuperação Fiscal – Refis.

Programa Refis: Em 27 de abril de 2000, a Companhia protocolou pedido de adesão ao Programa de Recuperação Fiscal - Refis, instituído pela MP no 1923/99, com alterações promovidas pela MP no 2004-6, de 10 de março de 2000. O Refis é um regime especial de regularização e consolidação de débitos fiscais, referentes a tributos e contribuições administrados pela Secretaria da Receita Federal e pelo Instituto Nacional de Seguridade Social (INSS). A Companhia incluiu no Refis débitos relativos à Cofins, Pasep e Finsocial, e os valores foram transferidos para conta "Programa Refis" no Passivo Circulante R$24,3 milhões e Exigível a Longo Prazo R$97,4 milhões.

Empréstimos e Financiamentos: o crescimento de 8,8% (R$141,1 milhões em 2000 contra R$129,7 milhões em 1999) deveu-se as atualizações e a renovação do Commercial Paper em US$ 4 milhões a mais em junho de 2000 com relação a renovação que ocorreu em dezembro de 1999. Foram amortizados no exercício de 2000 empréstimos na ordem de R$26,9 Milhões como segue: Eletrobrás R$15,7 Milhões, Banco Real R$ 7,0 Milhões, IBM Leasing Brasil R$2,5 Milhões, e Banco Bozano R$1,5 Milhões.

Obrigações Estimadas: esta conta apresentou um aumento de 12,2%, devido a reformulações nas provisões gerando relatórios analíticos de férias, gratificação de férias, 1/3 constitucional, 13° salário, gratificação anual e abono salarial, sendo que o saldo contábil foi ajustado a estes relatórios.

Obrigações com a Fundação Celos: a redução de 51,8% é decorrente da renegociação dos contratos com a Fundação Celesc de Seguridade Social – Celos que aumentou o prazo de pagamento das parcelas, desta forma, o saldo foi transferido do curto para o longo prazo.

Provisão para o Programa de Demissão Incentivada: esta provisão foi constituída em 31.12.97. A redução de 57,6% observada no ano de 2000 refere-se à realização da provisão no período.

Passivo Exigível a Longo Prazo

No ano de 2000, as obrigações de longo prazo apresentaram aumento de 13,9% com relação ao período anterior, por influência dos seguintes fatores:

Debêntures: a partir da segunda repactuação ocorrida em 01.11.99, as debêntures passaram a ser remuneradas com base em 104,0% do Certificado de Depósito Interbancário - CDI médio *extra-over* da Cetip, sendo eliminada a aplicação do INPC e das taxas de juros. A redução de 5,6% é decorrente do direito de resgate exercido por debenturistas em novembro de 2000.

Empréstimos e Financiamentos: O aumento de 2,3% é referente a juros e variação monetária dos empréstimos Eletrobrás e banco Bozano.

Obrigações com a Fundação Celos: esta conta apresentou aumento de 222,0%, devido a renegociação dos contratos com a Fundação Celesc de Seguridade Social – Celos, com transferência do saldo de curto para o longo prazo.

Provisões para Contingências: a Companhia está sendo citada em diversos processos judiciais de natureza trabalhista, tributária e cível. Na opinião do Departamento Jurídico da Companhia, há possibilidade de condenação em diversos desses processos, para os quais foram constituídas as respectivas provisões. A redução de 59,1% verificada neste item no exercício de 2000 em relação ao período anterior deveu-se a inclusão no Programa de Recuperação Fiscal - Refis dos débitos referentes ao Pasep (R$30,7 milhões), Cofins (R$89,2 milhões) e Finsocial (R$6,1 milhões).

Obrigações Fiscais: sob esta rubrica registram-se os seguintes fatos e provisões: (a) R$12,8 milhões relativos à Contribuição Social ano base 90/91; (b) R$4,0 milhões de Imposto de Renda relativo ao "Plano Verão" ; (c) R$31,8 milhões relativos ao diferimento de IR e CS sobre a receita financeira do contrato CRC; (d) R$4,3 milhões de CS sobre depreciação da correção monetária complementar CMC; e (e) R$1,7 milhões relativos ao diferimento do IR e da CS sobre o saldo de contas a receber de órgãos públicos. O aumento de 66,8% verificado neste item em 2000 comparado com 1999, decorreu das provisões efetuadas no período (R$19,8 milhões), das multas (R$2,6 milhões) e juros (R$13,1 milhões) contabilizados no exercício.

Provisão para o Programa de Demissão Incentivada: esta provisão foi constituída em 31.12.97. Este item sofreu redução de 78,4% em 2000, se comparado com 1999 decorrente das transferências do Longo para o Curto Prazo.

Entidade de Previdência Privada - Reservas a Amortizar: esta rubrica refere-se ao reconhecimento contábil de obrigações da empresa para com a Fundação Celos no que tange ao plano de aposentadoria complementar (Plano Misto). O aumento de 19,7% é decorrente da atualização monetária – IGP-M mais 6% ao ano.

Obrigações Especiais: a variação positiva de 8,1% (R$162,0 milhões em 1999 para R$175,1 milhões em 2000) verificada nesta conta deve-se ao registro de participações de consumidores em investimentos, previstos pela legislação do setor elétrico.

Patrimônio Líquido

No exercício de 2000, apesar do Lucro de R$4,0 milhões o Patrimônio Líquido da Celesc permaneceu praticamente inalterado em relação a 1999, atingindo R$1.146,2 milhões contra R$1.145,8 milhões em 1999, esta estagnação patrimonial, reflete as dificuldades enfrentadas pela Celesc nos últimos anos bem como os inexpressivos resultados obtidos.

3 - DEMONSTRAÇÃO DO RESULTADO DO EXERCÍCIO

31 de dezembro de 2000 e 1999 e terceiro e quarto trimestres de 2000
(em milhares de reais)

	MENSAL		ANÁLISE	ANÁLISE	ACUMULADO		ANÁLISE	ANÁLISE
	4º TRIM/00	3º TRIM/00	HORIZ.	VERTICAL	DEZ/00	DEZ/99	HORIZ.	VERTICAL
Receita Operacional Bruta								
Fornecimento de Energia Elétrica	439.221	389.965	12,6%	129,1%	1.556.105	1.282.842	21,3%	130,2%
Suprimento de Energia Elétrica	2.818	5.943	-52,6%	0,8%	14.716	11.595	26,9%	1,2%
Renda da Prestação de Serviços	3.172	4.468	-29,0%	0,9%	14.764	9.460	56,1%	1,2%
Outras Receitas	7.496	12.387	-39,5%	2,2%	23.767	13.601	74,7%	2,0%
	452.707	412.763	9,7%	133,1%	1.609.352	1.317.498	22,2%	134,7%
Deduções da Receita Operacional								
Reserva Global de Reversão - RGR	(1.120)	(7.039)	-84,1%	-0,3%	(18.594)	(20.062)	-7,3%	-1,6%
ICMS sobre Energia Elétrica Vendida	(94.856)	(84.159)	12,7%	-27,9%	(337.221)	(278.128)	21,2%	-28,2%
Cofins/Pasep	(16.523)	(15.066)			(58.740)	(47.416)		
	(112.499)	(106.264)	5,9%	-33,1%	(414.555)	(345.606)	20,0%	-34,7%
Receita Operacional Líquida	340.208	306.499	11,0%	100,0%	1.194.797	971.892	22,9%	100,0%
Despesas Operacionais								
Energia Elétrica Comprada para Revenda	(181.134)	(167.979)	7,8%	-53,2%	(640.131)	(518.162)	23,5%	-53,6%
Pessoal	(54.657)	(48.223)	13,3%	-16,1%	(207.997)	(204.155)	1,9%	-17,4%
Material	(4.734)	(3.845)	23,1%	-1,4%	(16.574)	(16.262)	1,9%	-1,4%
Serviço de Terceiros	(16.419)	(16.579)	-1,0%	-4,8%	(59.470)	(53.442)	11,3%	-5,0%
Custo do Serviço Prestado a Terceiros	(2.155)	(2.719)	-20,7%	-0,6%	(9.908)	(7.866)	26,0%	-0,8%
Conta Consumo de Combustivel	(23.198)	(22.891)	1,3%	-6,8%	(85.772)	(39.566)	116,8%	-7,2%
Depreciação e Amortização	(18.506)	(18.290)	1,2%	-5,4%	(71.980)	(66.388)	8,4%	-6,0%
Provisão p/ Contingências	(25.199)	0	-	-7,4%	(25.199)	(2.426)	938,7%	-2,1%
Taxa de Fiscalização ANEEL	(625)	(626)	-0,2%	-0,2%	(2.501)	(2.232)	12,1%	-0,2%
Outras Despesas	(23.175)	(11.363)	104,0%	-6,8%	(48.301)	(42.206)	14,4%	-4,0%
	(349.802)	(292.515)	19,6%	-102,8%	(1.167.833)	(952.705)	22,6%	-97,7%
Resultado do Serviço	(9.594)	13.984	-168,6%	-2,8%	26.964	19.187	40,5%	2,3%
Receitas Financeiras								
Renda de Aplicações Financeiras	4	3	33,3%	0,0%	15	30	-50,0%	0,0%
Juros sobre Contas a Receber do Estado	9.707	9.436	2,9%	2,9%	37.091	32.559	13,9%	3,1%
Variações Monetárias sobre Contas a Receber do Estado	5.495	15.931	-65,5%	1,6%	28.952	37.540	-22,9%	2,4%
Var. Monet. e Acrésc. Moratórios s/ Energia Vendida	12.747	3.428	271,8%	3,7%	22.479	47.468	-52,6%	1,9%
Outras Receitas Financeiras	10.303	9.647	6,8%	3,0%	26.884	17.959	49,7%	2,3%
	38.256	38.445	-0,5%	11,2%	115.421	135.556	-14,9%	9,7%
Despesas Financeiras								
Var. Monet. e Acrésc. Moratórios s/ Energia Comprada	(5.240)	(2.018)	159,7%	-1,5%	(7.934)	(8.211)	-3,4%	-0,7%
Encargos de Dívidas	(7.521)	(8.246)	-8,8%	-2,2%	(32.051)	(34.132)	-6,1%	-2,7%
Variações Monetárias sobre Empréstimos e Debêntures	(10.455)	(13.052)	-19,9%	-3,1%	(29.369)	(21.368)	37,4%	-2,5%
Variação Cambial do 1º Trimestre de 1999	0	0	0,0%	0,0%	0	(23.435)	-100,0%	0,0%
Atualizações s/ Conta Entidade de Previdência Privada	(7.716)	(14.051)	-45,1%	-2,3%	(46.086)	(24.009)	92,0%	-3,9%
Multa e Juros s/ Tributos Notificados	(194)	(5.197)	-96,3%	-0,1%	(17.910)	(6.168)	190,4%	-1,5%
Atualizações Programa Refis	(10.976)	-	-	-3,2%	(10.976)	-	-	-0,9%
Outras Despesas Financeiras	(12.723)	(3.962)	221,1%	-3,7%	(22.159)	(18.442)	20,2%	-1,9%
	(54.825)	(46.526)	17,8%	-16,1%	(166.485)	(135.765)	22,6%	-13,9%
Resultado Financeiro	(16.569)	(8.081)	105,0%	-4,9%	(51.064)	(209)	24332,5%	-4,3%
Resultado Operacional	(26.163)	5.903	-543,2%	-7,7%	(24.100)	18.978	-227,0%	-2,0%
Resultado não Operacional								
Receita Não Operacional	849	1.073	-20,9%	0,2%	5.802	2.237	159,4%	0,5%
Despesa Não Operacional	(5.637)	(722)	680,7%	-1,7%	(10.098)	(7.747)	30,3%	-0,8%
Ítens Extraordinários - Refis	43.738	0	-	12,9%	43.738	0	-	3,7%
	38.950	351	10996,9%	11,4%	39.442	(5.510)	-815,8%	3,3%
Lucro Antes do I. R. e da Contribuição Social	12.787	6.254	104,5%	3,8%	15.342	13.468	13,9%	1,3%
Provisão p/ Imposto de Renda e Contribuição Social	(4.738)	-	0,0%	-1,4%	(4.738)	(5.457)	-13,2%	-0,4%
Imposto de Renda e Contribuição Social Diferidos	788	(2.215)	-135,6%	0,2%	-	-	-	-
Lucro Antes das Participações	8.837	4.039	118,8%	2,6%	10.604	8.011	32,4%	0,9%
Participação nos Lucros	(1.579)	(1.661)	-4,9%	-0,5%	(6.574)	(6.512)	1,0%	-0,6%
Lucro Líquido do Exercício	7.258	2.378	205,2%	2,1%	4.030	1.499	168,8%	0,3%
Lucro por Lote de Mil Ações - em Reais	9,41	3,08	205,5%		5,22	1,94	169,1%	

Obs.Terceiro trimestre/00 e Dezembro/99 reclassificados

3.1 - ANÁLISE DO RESULTADO

A Celesc encerrou o ano de 2000 com um lucro líquido acumulado de R$4,0 milhões, 168,8% superior ao lucro líquido registrado no ano anterior (R$1,5 milhões), resultando numa rentabilidade positiva de 0,4% sobre o Patrimônio Líquido declarado de 31 de dezembro de 2000 e margem líquida positiva de 0,3% sobre a Receita Operacional Líquida. No ano anterior, estes mesmos índices eram positivos na ordem 0,1% e 0,2%, respectivamente. O lucro por lote de mil ações no ano de 2000 foi de R$5,22, contra um lucro de R$1,94 em 1999. Dentre os fatores que contribuíram para a formação deste resultado, destacam-se:

Receita Operacional Bruta

A Receita Operacional Bruta aumentou 9,7% no quarto trimestre de 2000 se comparada com o trimestre imediatamente anterior. A variação ocorreu, principalmente, em função do reajuste tarifário de 20,67% concedido em agosto/2000. No entanto, comparando-se o ano de 2000 com o ano anterior, verifica-se que as receitas operacionais cresceram 22,2% em função de: (a) aumento tarifário de 15,41%, que passou a vigorar a partir de junho/99; (b) aumentos tarifários de 1%, em maio de 2000, em razão da majoração da Cofins e 20,67%, em agosto/2000 (ressalta-se que em junho de 2000 as tarifas sofreram redução de 2,75% em função da retirada de parcela concedida pela variação cambial do primeiro trimestre de 1999); e (c) crescimento de 7,4% do mercado de energia, com destaque para as classes comercial e industrial que cresceram 10,9% e 8,6%, respectivamente. O aumento de 56,1% na Renda da Prestação de Serviços, quando comparado com o ano anterior, deveu-se, principalmente, ao aumento na manutenção e extensão de redes de iluminação pública, enquanto o aumento de 74,7% ocorrido em Outras Receitas deveu-se ao aluguel de postes.

Deduções da Receita Operacional

O aumento de 5,9% verificado neste grupo de contas, quando compara-se o quarto trimestre de 2000 com o terceiro trimestre de 2000, deveu-se ao acréscimo dos tributos ICMS, Pasep e Cofins em função do aumento da Receita Operacional Bruta. Comparando-se o ano de 2000 com o ano anterior, esta variação foi ainda maior (20,0%), decorrente do aumento das receitas com conseqüente aumento dos impostos e contribuições e da majoração da alíquota da Cofins, em fevereiro de 1999, passando de 2% para 3% das receitas.

Despesas Operacionais

Este grupo apresentou aumento de 19,6% no quarto trimestre de 2000 em relação ao terceiro trimestre de 2000, e aumento de 22,6% em relação ao acumulado no ano de 1999. A seguir são analisadas as principais razões destas variações:

Energia Elétrica Comprada para Revenda: neste item, no quarto trimestre de 2000 houve aumento de 7,8% se comparado com o trimestre anterior. Este acréscimo deveu-se aos reajustes das tarifas de compra da energia, em agosto deste ano, onde foram

concedidos, pela ANEEL, índices de 19,87% para 1/3 e 23,94% para 2/3 da energia da Gerasul, enquanto para a Copel o índice foi de 16,84%. Ao comparar o desempenho deste item no ano de 2000 com o do ano anterior, nota-se que houve um aumento de 23,5%, passando de R$518,2 milhões para R$640,1 milhões. Este crescimento deveu-se aos seguintes fatores: (a) aumento do número de consumidores (4,5%) e conseqüente crescimento das vendas (12.204GWh em 2000 contra 11.362GWh em 1999) que forçou um aumento no volume de compras; (b) aumento dos custos da energia elétrica comprada junto à Itaipú Binacional, que é faturada em dólar; (c) reajuste da tarifa de compra de energia junto à Gerasul (12,78%) e Copel (11,35%), ocorridos em setembro/1999; (d) reajuste da tarifa da Gerasul (1,33%), em julho de 2000, em função da majoração da Cofins; e (e) reajustes ocorridos em agosto/2000, conforme acima especificado.

Despesas de Pessoal: neste item registrou-se aumento de 13,3% no quarto trimestre de 2000, se comparado com o trimestre imediatamente anterior. A variação resultou da constituição de ajuste de provisão de décimo terceiro salário e encargos sociais relativos a julho e agosto de 2000. Comparando-se as despesas de pessoal acumuladas no ano 2000 com o ano anterior o aumento foi de 1,9% devido ao ajuste de provisões de encargos sociais ocorrido, principalmente, no primeiro trimestre de 2000, e ao efeito do aumento salarial conforme acordo coletivo 99/2000.

Despesas de Material: neste item, comparando-se os gastos acumulados de 2000 com os do ano anterior constata-se que houve aumento de 1,9%, decorrentes do aumento da atividade econômica da Empresa. No entanto, comparando-se os gastos do quarto trimestre de 2000 com os do trimestre imediatamente anterior observa-se que houve aumento de 23,1%. A variação resultou do reprocessamento do sistema de suprimentos relativo ao ano de 2000, pois o preço médio de estoque estava incorreto. Este fato ocorreu porque foi implantado, em janeiro de 2000, novo sistema de controle de almoxarifado, e alguns parâmetros estavam ocasionando distorções.

Serviços de Terceiros: este item apresentou aumento de 11,3% no ano 2000 em relação ao ano de 1999. Este deveu-se, principalmente, ao aumento dos gastos com leitura de medidores e entrega e cobrança de notas fiscais de energia elétrica (em média, 22%), ocorridos no terceiro trimestre de 2000 pois os serviços não vinham sendo reajustados há, aproximadamente, dois anos. Os gastos com mão-de-obra contratada também aumentaram, pois houve pagamento de honorários advocatícios (R$0,7 milhões) referentes às notificações fiscais do Pasep e da Cofins em função da desistência de processos motivada pela adesão ao Refis. Outros gastos representativos que sofreram aumento são: serviços de manutenção, limpeza e conservação de linhas e redes de distribuição e serviços de manutenção, reforma, limpeza e conservação de unidades operativas, unidades administrativas e veículos. Isso porque houve aumento na atividade econômica da empresa.

Custo do Serviço Prestado a Terceiros: a redução de 20,7% neste item, quando compara-se o quarto trimestre de 2000 com o trimestre imediatamente anterior, ocorreu pelo decréscimo na prestação de serviços de iluminação pública. No entanto, quando compara-se o acumulado do ano 2000 com o anterior, houve aumento de 26,0%, devido à

prestação de serviços de manutenção e extensão de redes de iluminação pública, ocorridos no segundo e terceiro trimestres de 2000.

Conta Consumo de Combustível: o aumento de 1,3% no quarto trimestre de 2000 em relação ao terceiro trimestre de 2000, decorreu da variação no uso de combustíveis energéticos alternativos (carvão mineral e vegetal, óleo diesel, dentre outros) neste período. Ao proceder a análise do valor acumulado no ano 2000, comparativamente com o do ano anterior, constata-se que houve aumento de 116,8% decorrente do fato acima citado, levando a ANEEL, através da Resolução 86/2000, a aumentar o valor a ser pago pela Celesc.

Depreciação e Amortização: no quarto trimestre de 2000 esta conta apresentou aumento de 1,2% em relação ao terceiro trimestre do mesmo ano, enquanto comparando-se o acumulado do ano 2000 com igual período do ano anterior, houve aumento de 8,4%. Estes deveram-se às imobilizações ocorridas.

Provisão para Contingências: este item apresentou aumento de 938,7% quando compara-se o ano de 2000 com o ano anterior. Este deveu-se ao provisionamento, em dezembro de 2000, de R$24,4 milhões de contingências trabalhistas e R$0,8 milhões de contingências cíveis.

Taxa de Fiscalização ANEEL: no ano de 2000 este item apresentou um aumento de 12,1% em relação ao ano anterior, devido a novo valor estabelecido através da Resolução n.º 372/99 da ANEEL.

Outras Despesas: o aumento de 104,0% ocorrido no quarto trimestre de 2000 em relação ao trimestre anterior deveu-se a: (a) provisionamento de R$9,6 milhões como perdas no recebimento de créditos relativos à venda de energia elétrica, dos quais R$8,4 milhões referem-se a massas falidas: Sulfabril S.A., Recel Indústria Cerâmica Ltda., Fábrica de Papel Itajaí S.A. e Serpa Indústria e Comércio de Pescados Ltda.(R$2,0 milhões no terceiro trimestre); (b) baixa de depósitos judiciais no montante de R$6,1 milhões (R$3,0 milhões no terceiro trimestre); (c) aumento dos tributos Pasep e Cofins devido ao registro de receitas em virtude da adesão ao Refis; e (d) benefício a aposentados, em função do ajuste da provisão do décimo terceiro salário. Comparando-se o montante de despesas do ano de 2000 com o do ano anterior, houve aumento de 14,4%, decorrente de: (a) perdas no recebimento de créditos no montante de R$12,2 milhões em 2000, enquanto em 1999 era de R$5,1 milhões; (b) despesas com arrendamentos e aluguéis de equipamentos de informática; (c) licença de uso de software; e (d) taxas pagas à ASMAE.

Receitas Financeiras

As receitas desta natureza registraram, no quarto trimestre de 2000, redução de 0,5% em relação ao trimestre anterior. Apesar da pouca variação, houve redução de 65,5% nas variações monetárias das Contas a Receber do Estado de Santa Catarina em função do fator de atualização - INPC, que registrou variação de 3,06% no terceiro trimestre e 1,0% no quarto trimestre. Também, aumentaram as Variações Monetárias e Acréscimos Moratórios sobre Energia Vendida (271,8%) devido à correção de débitos de clientes

liquidados com créditos fiscais no Refis (R$9,3 milhões) e as Outras Receitas Financeiras (6,8%) em função da atualização de débitos de prefeituras.

Ao comparar as receitas financeiras do ano de 2000 com as do ano anterior, percebe-se que a redução foi de 14,9% decorrentes da diminuição de 22,9% nas variações monetárias das Contas a Receber do Estado de Santa Catarina em função do fator de atualização – INPC, que registrou variação de 8,43% em 1999 e 5,27% em 2000, bem como redução de 52,6% nas Variações Monetárias e Acréscimos Moratórios sobre Energia Vendida pois, em 1999, foi registrado R$30,2 milhões de atualização monetária dos débitos da Casan negociados em dezembro daquele ano e estorno de R$6,7 milhões de valores relativos à variação monetária sobre débitos de energia elétrica até 06/94 que estavam provisionados como perdas. No entanto, houve aumento de 13,9% nos juros sobre Contas a Receber do Estado de Santa Catarina em virtude do aumento do montante do débito, assim como aumento de 49,7% em Outras Receitas Financeiras devido à atualização de débitos de prefeituras.

Despesas Financeiras

As despesas financeiras apresentaram acréscimo de 17,8% no quarto trimestre de 2000 em relação ao trimestre anterior, pois: (a) a taxa de câmbio aumentou no quarto trimestre, assim, houve elevação da Variação Monetária e Acréscimos Moratórios sobre a Energia Comprada (159,7%); (b) o montante da dívida do Refis, até então sem registro, sofreu atualização; e (c) as Outras Despesas Financeiras aumentaram em função da reclassificação das contas de multa e juros sobre tributos notificados. No entanto, algumas despesas decresceram, como: (a) Variações Monetárias sobre Empréstimos e Debêntures (19,9%), em função do registro, no terceiro trimestre, de encargos financeiros incidentes sobre parcelas em atraso de contratos com a Fundação Celos; (b) Atualizações sobre a Conta de Entidade de Previdência Privada (45,1%), em virtude da variação do fator de atualização – IGP-M, que registrou 5,2% no terceiro trimestre e 1,3% no quarto trimestre; e (c) redução da Multas e Juros sobre Tributos Notificados, pelo estorno de juros registrados no período de 03/2000 a 12/2000 e referentes a tributos inclusos no Refis.

Ao comparar as despesas financeiras acumuladas de 2000 com igual período do ano anterior percebe-se que estas aumentaram 22,6%, principalmente porque: (a) as Variações Monetárias sobre Empréstimos e Debêntures sofreram acréscimo de 37,4% devido ao registro de encargos financeiros incidentes sobre parcelas em atraso de contratos com a Fundação Celos e demonstração, em item específico, da Variação Cambial do 1º Trimestre de 1999; e (b) houve variação de 190,4% na Multa e Juros sobre Tributos Notificados em função do Refis, bem como registro de Atualizações do Programa Refis.

Resultado Não Operacional

Nas receitas não operacionais são registrados, principalmente, os valores relativos às receitas com vendas de bens do Ativo Permanente, enquanto nas despesas de mesma natureza registram-se os valores relativos ao custo das baixas do Ativo Permanente. A variação de 815,8% ocorrida no ano 2000 quando comparada ao ano anterior refere-se a: (a) no primeiro trimestre de 2000, houve transferência do saldo credor da conta Desativações em Curso para o Resultado Não Operacional; (b) registro de prejuízo na desativação de bens e direitos; e (c) resultado credor do Refis – R$43,738 milhões, resultante do encontro de contas entre reversão de juros, redução de multa e complemento de provisão sobre tributos, bem como despesas tributárias e deságio referente aquisição de créditos fiscais para compensação.

INDICADORES ECONÔMICO-FINANCEIROS

INDICADORES	FÓRMULA	INTERPRETAÇÃO	DEZ/00	DEZ/99
LIQUIDEZ CORRENTE QTO MAIOR MELHOR	ATIVO CIRCULANTE / PASSIVO CIRCULANTE	MEDE A CAPACIDADE DA EMPRESA EM SOLVER SEUS COMPROMISSOS A CURTO PRAZO	R$ 0,65	R$ 0,65
LIQUIDEZ GERAL QTO MAIOR MELHOR	ATIVO CIRC + REAL A L PR / EXIGÍVEL TOTAL	MEDE A CAPACIDADE DA EMPRESA EM SOLVER SEUS COMPROMISSOS A LONGO PRAZO	R$ 0,90	R$ 0,91
EQUILÍBRIO PATRIMONIAL QTO MAIOR MELHOR	PATRIMÔNIO LÍQUIDO / ATIVO TOTAL	DEMONSTRA O PERCEN-TUAL DO ATIVO CONSTITUÍDO COM CAPITAL PRÓPRIO	% 45,08	% 48,35
ENDIVIDAMENTO A CURTO PRAZO QTO MENOR MELHOR	PASSIVO CIRCULANTE / PATRIM. LÍQUIDO	DEMONSTRA O PERCENTUAL DE COMPROMETIMENTO DO PL EM RELAÇÃO AS OBRIGAÇÕES DE CURTO PRAZO	% 47,34	% 41,41
ENDIVIDAMENTO TOTAL QTO MENOR MELHOR	EXIGÍVEL TOTAL / ATIVO TOTAL	DEMONSTRA O PERCENTUAL DE FINANCIAMENTO DO ATIVO EM RELAÇÃO AO TOTAL DAS OBRIGAÇÕES A L. PRAZO	% 54,92	% 51,65
ENDIVIDAMENTO DO ATIVO PERMANENTE QTO MENOR MELHOR	EXIG. TOTAL / ATIVO PERMANENTE	MEDE A PARTICIPAÇÃO DO CAPITAL DE TERCEIROS, EM RELAÇÃO AO ATIVO PERMANENTE	% 108,44	% 97,80
PREÇO MÉDIO DE ENERGIA VENDIDA QTO MAIOR MELHOR	REC.FORN+ REC.SUPR / ENERGIA VENDIDA (MWh)	INDICA O PREÇO MÉDIO DA ENERGIA VENDIDA COM ICMS	R$ 130,67	R$ 115,54
MARGEM OPERACIONAL QTO MAIOR MELHOR	LUCRO LÍQUIDO / RECEITA LÍQUIDA	INDICA O LUCRO AUFERIDO PELA EMPRESA, EM RELAÇÃO AS VENDAS LÍQUIDAS	% 0,003	% 0,002
RENTABILIDADE DO PATRIMÔNIO LÍQUIDO QTO MAIOR MELHOR	LUCRO LÍQUIDO / PAT. LÍQUIDO - LUCRO LÍQ.	DEMONSTRA O RESULTADO OBTIDO PELA EMPRESA, EM BENEFÍCIO DE SEUS ACIONISTAS	% 0,004	% 0,001
RELAÇÃO OPERACIONAL QTO MENOR MELHOR	DESPESA OPERACIONAL / RECEITA OPERACIONAL	INDICA QUAL O PERCENTUAL DA DESPESA OPERAC. É ABSORVIDO PELA RECEITA OPERAC.	% 72,57	% 72,31
ACUMULADO ENERGIA VENDIDA (MWh) / N° DE EMPREGADOS QTO MAIOR MELHOR	ENERGIA VENDIDA (MWh) / NÚMERO DE EMPREGADOS	DEMONSTRA A QUANTIDADE DE ENERGIA VENDIDA P/ EMPREGADO	MWh/emp 2.712,34	MWh/emp 2.501,82
RECEITA DO SERVIÇO / N° DE EMPREGADOS QTO MAIOR MELHOR	RECEITA DO SERVIÇO / NÚMERO DE EMPREGADOS	DEMONSTRA O VALOR DA RECEITA GERADA POR EMPREGADO	R$mil/emp. 269,58	R$mil/emp. 217,04
DESPESA DO SERVIÇO / N° DE EMPREGADOS QTO MENOR MELHOR	DESPESA DO SERVIÇO / NÚMERO DE EMPREGADOS	DEMONSTRA O VALOR DA DESPESA GERADA POR EMPREGADO	R$mil/emp. -263,50	R$mil/emp. -212,75
CONSUMIDORES POR EMPREGADO QTO MAIOR MELHOR	NÚMERO DE CONSUMIDORES / NÚMERO DE EMPREGADOS	UM DOS ITENS QUE MEDEM A PRODUTIVIDADE DOS EMPREGADOS	cons/emp 386	cons/emp 366
VALOR PATRIMONIAL DA AÇÃO QTO MAIOR MELHOR	P L. - REC.DEST. A AUM.CAP / NÚMERO DE AÇÕES	DEMONSTRA O VALOR DA AÇÃO EM RELAÇÃO AO PATRIM. LÍQUIDO	R$ 1,48	R$ 1,48
LUCRO LÍQUIDO (por lote de mil ações) QTO MAIOR MELHOR	LUCRO LÍQUIDO / NÚMERO DE AÇÕES	DEMONSTRA A LUCRATIV. DE CADA PARCELA REPRESEN-TATIVA DO CAPITAL SOCIAL	R$ 5,224	R$ 1,943
NÚMERO DE EMPREGADOS			4432	4478
ACUMULADO ENERGIA VENDIDA (MWh)			12.021.076	11.203.167
N° CONSUMIDORES			1.711.580	1.637.235
NÚMERO DE AÇÕES			771.431.815	771.431.815

Exhibit B

Celesc
Centrais Elétricas de Santa Catarina S.A.

DEMONSTRAÇÕES CONTÁBEIS


ativo
passivo
patrimônio líquido

DIRETORIA ECONÔMICO-FINANCEIRA
DPCO - DEPARTAMENTO DE CONTABILIDADE
DVAC - DIVISÃO DE ANÁLISE CONTÁBIL

[redacted]

CENTRAIS ELÉTRICAS DE SANTA CATARINA S.A.

DIRETORIA ECONÔMICO-FINANCEIRA – DEF

DEPARTAMENTO DE CONTABILIDADE – DPCO

DIVISÃO DE ANÁLISE CONTÁBIL – DVAC

BALANCETE GERENCIAL

3º TRIMESTRE
2001

ÍNDICE

1 - DESEMPENHO ECONÔMICO-FINANCEIRO

1.1 - INTRODUÇÃO

A Centrais Elétricas de Santa Catarina S.A – Celesc é concessionária de energia elétrica para o Estado de Santa Catarina, atuando em 98% deste mercado e atendendo 1.760.141 clientes até setembro de 2001 (1.746.715 até junho de 2001). Gera atualmente 3% da energia requerida. A Gerasul continua sendo a principal supridora, fornecendo 74% da energia adquirida, enquanto a energia adquirida de Itaipú representa 22% do total. O restante (1%) é adquirido da Copel e outras supridoras.

1.2 - RESULTADO

A Celesc encerrou o terceiro trimestre de 2001 com um prejuízo acumulado de R$14,4 milhões, 346,4% superior ao resultado registrado no mesmo período em 2000 (R$3,2 milhões).

A receita operacional líquida atingiu o montante de R$1.042,5 milhões, representando aumento de 22,0% em relação ao mesmo período de 2000. Esta variação resultou, principalmente, do crescimento de 4,6% do mercado de energia, com destaque para as classes Industrial e Comercial que cresceram 5,3% e 7,9%, respectivamente.

Operacionalmente, a Celesc apresentou no terceiro trimestre de 2001 Resultado do Serviço acumulado positivo de R$48,3 milhões, 32,2% superior ao registrado no mesmo período de 2000. Este aumento é justificado pelo desempenho da receita operacional líquida.

Até setembro de 2001 a empresa registrou Resultado Financeiro negativo de R$69,5 milhões, enquanto no mesmo período de 2000 o Resultado Financeiro negativo foi de R$34,5 milhões. Tal fato ocorreu, principalmente, pelo aumento de 50,8% nas Despesas Financeiras.

O Resultado Operacional do terceiro trimestre de 2001 teve decréscimo de 206,1%, quando comparado ao trimestre imediatamente anterior. Essa variação deveu-se, principalmente, ao aumento de 107,3% no Resultado Financeiro negativo. Comparando-se os valores acumulados em setembro de 2001 e setembro de 2000 houve decréscimo de 1126,1% decorrente, principalmente, do decréscimo de 101,5% no Resultado Financeiro.

A Celesc encerrou o terceiro trimestre de 2001 com um Patrimônio Líquido de R$1.137,8 milhões (R$1.156,4 milhões em junho de 2001). Este valor corresponde a 41,7% do total do patrimônio (R$2.727,3 milhões).

2 - BALANÇO PATRIMONIAL

BALANÇO PATRIMONIAL
30 de setembro e 30 de junho de 2001
(Em milhares de Reais)

ATIVO	Legislação Societária		ANÁLISE HORIZONTAL	ANÁLISE VERTICAL
	SET/2001	JUN/2001		
Circulante				
Numerário Disponível	31.641	41.734	-24,2%	1,2%
Aplicações Financeiras	5.887	5.839	0,8%	0,2%
Consumidores e Revendedores	294.284	250.959	17,3%	10,8%
Provisão para Créditos de Liquidação Duvidosa	(25.893)	(24.879)	4,1%	-0,9%
Títulos a Receber	33.768	30.500	10,7%	1,2%
Impostos a Recuperar	19.665	18.232	7,9%	0,7%
Outras Contas a Receber	26.260	25.582	2,7%	1,0%
Almoxarifado	10.537	9.666	9,0%	0,4%
Despesas Pagas Antecipadamente	107	213	-49,8%	0,0%
Total do Circulante	**396.256**	**357.846**	**10,7%**	**14,5%**
Realizável a Longo Prazo				
Contas a Receber do Estado de Santa Catarina	659.876	634.899	3,9%	24,2%
Depósitos Judiciais	34.369	34.719	-1,0%	1,3%
Imposto de Renda Diferido	127.979	115.560	10,7%	4,7%
Contribuição Social Diferida	46.108	42.753	7,8%	1,7%
Impostos a Recuperar - Finsocial	2.807	2.622	7,1%	0,1%
Investimentos Temporários - Casan	110.728	110.728	0,0%	4,1%
Títulos a Receber	15.347	15.646	-1,9%	0,6%
Outros Créditos	12.882	13.220	-2,6%	0,5%
Total do Realizável a Longo Prazo	**1.010.096**	**970.147**	**4,1%**	**37,0%**
Permanente				
Investimentos	84.335	78.308	7,7%	3,1%
Imobilizado	1.236.167	1.227.346	0,7%	45,3%
Diferido	500	540	-7,4%	0,0%
Total do Permanente	**1.321.002**	**1.306.194**	**1,1%**	**48,5%**
TOTAL DO ATIVO	**2.727.354**	**2.634.187**	**3,5%**	**100,0%**

Centrais Elétricas de Santa Catarina S.A.

Celesc

Continuação

BALANÇO PATRIMONIAL
30 de setembro e 30 de junho de 2001
(Em milhares de Reais)

PASSIVO	Legislação Societária		ANÁLISE	ANÁLISE
	SET/2001	JUN/2001	HORIZONTAL	VERTICAL
Circulante				
Fornecedores	284.923	259.733	9,7%	10,4%
Salários e Encargos Sociais	5.336	5.543	-3,7%	0,2%
Encargos de Dívidas	16.218	8.076	100,8%	0,6%
Encargos do Consumidor	15.531	9.790	58,6%	0,6%
Tributos e Contribuições Sociais	56.789	38.835	46,2%	2,1%
Programa Refis	26.791	25.837	3,7%	1,0%
Empréstimos e Financiamentos	179.548	160.771	11,7%	6,6%
Obrigações Estimadas	47.659	43.914	8,5%	1,7%
Dividendos Propostos	92	92	0,0%	0,0%
Obrigações Parceladas com Fundação Celos	37.040	24.787	49,4%	1,4%
Provisão para Programa de Demissão Incentivada	1.102	1.229	-10,3%	0,0%
Entidade de Previdência Privada	10.755	5.916	81,8%	0,4%
Participações nos Resultados	4.800	3.250	47,7%	0,2%
Outras Contas a Pagar	18.576	15.293	21,5%	0,7%
Total do Circulante	**705.160**	**603.066**	**16,9%**	**25,9%**
Exigível a Longo Prazo				
Debêntures	45.079	45.079	0,0%	1,7%
Empréstimos e Financiamentos	50.186	46.902	7,0%	1,8%
Obrigações Parceladas com Fundação Celos	73.821	80.501	-8,3%	2,7%
Provisão para Contingências	78.308	81.097	-3,4%	2,9%
Programa Refis	83.594	88.427	-5,5%	3,1%
Obrigações Fiscais	108.939	99.866	9,1%	4,0%
Provisão para Programa de Demissão Incentivada	1.980	2.287	-13,4%	0,1%
Entidade de Previdência Privada	254.823	246.520	3,4%	9,3%
Outras Contas a Pagar	5.610	5.609	0,0%	0,2%
	702.340	**696.288**	**0,9%**	**25,8%**
Obrigações Especiais	182.061	178.418	2,0%	6,7%
Total do Exigível a Longo Prazo	**884.401**	**874.706**	**1,1%**	**32,4%**
Patrimônio Líquido				
Capital Realizado Atualizado	696.200	696.200	0,0%	25,5%
Reservas de Capital	440.880	440.880	0,0%	16,2%
Reservas de Lucros	4.138	4.138	0,0%	0,2%
Lucros/Prejuízos do Exercício	(14.411)	4.211	-442,2%	-0,5%
	1.126.807	**1.145.429**	**-1,6%**	**41,3%**
Recursos Destinados a Aumento de Capital	10.986	10.986	0,0%	0,4%
Total do Patrimônio Líquido	**1.137.793**	**1.156.415**	**-1,6%**	**41,7%**
TOTAL DO PASSIVO	**2.727.354**	**2.634.187**	**3,5%**	**100,0%**

2.1 - ANÁLISE DO ATIVO

Ativo Circulante

O Ativo Circulante apresentou variação positiva de 10,7% em relação ao segundo trimestre de 2001. Dentre os principais fatores desta variação, destacam-se:

Numerário Disponível: houve redução de 24,2% pois os pagamentos a serem efetuados em 30/06/01 ocorreram em 02/07/01, por não ser aquele dia útil para fins bancários. Tal fato não ocorreu no terceiro trimestre.

Aplicações Financeiras: correspondem, principalmente, à aplicação do valor recebido pela venda de parte da participação societária na Usina Campos Novos, com a finalidade de manter os recursos para pagar os debenturistas que, em novembro de 2001, exercerem o direito de retirada.

Consumidores e Revendedores: apresentou acréscimo de 17,3%, quando comparado ao segundo trimestre de 2001 devido, basicamente, ao reajuste tarifário ocorrido em 07 de agosto de 2001 de 20,72%, com efeito sobre o consumo dos meses de agosto e setembro de 2001.

Provisão para Créditos de Liquidação Duvidosa: este item é calculado e contabilizado mensalmente de acordo com os critérios estabelecidos pela Lei 9.430/96 adicionado de valores não dedutíveis para fins fiscais, mas considerados de difícil recebimento. Visa cobrir possíveis perdas na realização dos créditos e não contempla os valores a receber dos órgãos públicos. O aumento de 4,1% deve-se ao aumento na inadimplência.

Títulos a Receber: correspondem a créditos derivados de venda de energia, renegociados parceladamente, acrescidos de multas calculadas até a data da renegociação, conforme determinam as Portarias e Resoluções do órgão regulador e, após esta data, acrescidos de juros remuneratórios, calculados "pro-rata die". O aumento de 10,7% deveu-se ao aumento na inadimplência e transferências de longo prazo.

Impostos a Recuperar: esta conta é composta, basicamente, por: antecipações de Imposto de Renda Pessoa Jurídica – IRPJ e Contribuição Social Sobre o Lucro - CSLL de 1997, 1998 e 2001; Imposto de Renda Retido na Fonte – IRRF sobre aplicações financeiras; e créditos temporários de Imposto sobre Circulação de Mercadorias e Serviços – ICMS. O aumento de 7,9% refere-se, principalmente, aos efeitos decorrentes da Lei Complementar n.° 102/2000, que estabelece a compensação mensal dos créditos decorrentes do ICMS sobre bens imobilizados, a partir de janeiro de 2001, em 1/48 do valor.

Outras Contas a Receber: a variação de 2,7% registrado neste item deveu-se, principalmente, ao aumento na prestação de serviços de iluminação pública (manutenção e extensão de rede).

Almoxarifado: este item aumentou 9,0% devido, basicamente, às alterações no custo médio de estoque dos materiais destinados a alienação.

Despesas Pagas Antecipadamente: a variação de 49,8% deveu-se ao reconhecimento da provisão de prêmios de seguros de subestações registrada integralmente no início do ano e apropriada mensalmente.

Ativo Realizável a Longo Prazo

O Ativo Realizável a Longo Prazo aumentou 4,1% quando comparado ao segundo trimestre de 2001. Os principais fatos que colaboraram para este crescimento foram:

Contas a Receber do Governo do Estado de Santa Catarina: o aumento de 3,9% decorreu da atualização pelo Índice Nacional de Preços ao Consumidor - INPC e juros conforme contrato. Cabe ressaltar que, com base na sentença judicial n.º 333 de 29.04.99, a Celesc não está recolhendo Imposto de Renda - IR e Contribuição Social - CS sobre as receitas financeiras de valores vincendos do contrato com o Governo do Estado – CRC. Em 30 de outubro de 2000 foi assinado um Termo Aditivo ao Contrato ratificando o saldo atualizado na referida data e definindo novo prazo de pagamento em 216 prestações, com o vencimento da primeira em 15 dezembro de 2002, sendo que as demais condições contratuais não foram modificadas.

Depósitos Judiciais: a redução de 1% verificada neste item deve-se ao reconhecimento como despesa, de depósitos judiciais cujos processos encontram-se encerrados.

Imposto de Renda e Contribuição Social Diferidos: referem-se a valores calculados sobre as diferenças temporárias (provisões para contingências, provisão do PDI e provisão das Reservas a Amortizar – demonstrada na conta Entidade de Previdência Privada), registrados contabilmente e incluídos na apuração do Lucro Real, porém, indedutíveis neste momento, bem como sobre os saldos de prejuízo fiscal na apuração do Imposto de Renda -IR e base negativa na apuração da Contribuição Social - CS. No terceiro trimestre de 2001 as contas apresentaram crescimento de 10,7% e 7,8%, respectivamente, devido, principalmente, ao aumento do prejuízo fiscal no trimestre, aumento da base negativa da Contribuição Social e ao diferimento de tributos sobre energia elétrica comprada no mercado atacadista de energia e sobre a provisão de encargos financeiros da reserva matemática a amortizar da Celos.

Impostos a Recuperar – Finsocial: verificou-se acréscimo de 7,1% decorrente da correção desse crédito fiscal constituído em 12/98 e relativo à majoração da alíquota no período de 04/89 a 11/90.

Investimentos Temporários - Casan: o montante de R$110,7 milhões é originário da negociação do débito da Companhia Catarinense de Águas e Saneamento – Casan, em dezembro de 1999. A classificação em investimentos temporários decorre do firme propósito da Celesc em alienar o referido investimento.

Títulos a Receber: a redução de 1,9% verificada neste item deveu-se às transferências para o curto prazo.

Outros Créditos: a redução de 2,6% verificada neste item deveu-se, principalmente, às transferências para o curto prazo dos parcelamentos de débitos de consumidores referentes participação financeira em ampliação de rede de distribuição.

Ativo Permanente

Investimentos: o aumento de 7,7% no saldo desta conta foi provocado pelos investimentos efetuados na Usina Hidrelétrica Campos Novos (R$4,5 milhões) e Linha de Transmissão de Campos Novos Blumenau (R$1,5 milhões).

Imobilizado: o acréscimo de 0,7% nesta conta quando comparado ao segundo trimestre de 2001, refere-se a investimentos realizados, principalmente, em máquinas e equipamentos de Linhas, Redes e Subestações da Distribuição.

Diferido: a redução de 7,4% registrada nesta conta quando comparada ao segundo trimestre de 2001 é decorrente das amortizações efetuadas no trimestre.

2.2 - ANÁLISE DO PASSIVO

Passivo Circulante

No terceiro trimestre de 2001 as obrigações de curto prazo tiveram aumento de 16,9% quando comparadas ao segundo trimestre de 2001. Dentre os principais itens que apresentaram variação, destacam-se:

Fornecedores: este item apresentou aumento de 9,7% devido, principalmente, ao aumento da tarifa de energia comprada junto a Gerasul (12,09% em agosto de 2001), não pagamento da energia comprada de curto prazo apresentada provisoriamente pela Administradora de Serviços do Mercado Atacadista de Energia – ASMAE, em razão da contestação do valor, reajuste da tarifa de Transporte paga á Eletrosul (11,39% em julho de 2001) e atraso nos pagamentos de fornecedores de materiais e serviços.

Salários e Encargos Sociais: a redução de 3,7% verificada neste item refere-se à reclassificação dos valores relativos a salário educação para o item Outras Contas a Pagar.

Encargos de Dívidas: o aumento de 100,8% deveu-se, principalmente, ao atraso no pagamento de juros do Euro Commercial Paper no mês de setembro, provisionamento dos juros de debêntures atualizadas pelo INPC acrescidas de juros de 6,75% a.a registrados proporcionalmente até 30/09/01, e pagos anualmente.

Encargos do Consumidor: a variação de 58,6% verificada neste item deve-se, principalmente, ao atraso no pagamento das parcelas de CCC e RGR dos meses de agosto e setembro de 2001.

Tributos e Contribuições Sociais: a variação de 46,2% verificada neste item deve-se, principalmente, ao atraso no pagamento da Cofins e Pasep referente aos meses de agosto e setembro de 2001.

Programa Refis: em 27 de abril de 2000, a Companhia protocolou pedido de adesão ao Programa de Recuperação Fiscal - Refis, instituído pela MP n.º 1923/99, com alterações promovidas pela MP n.º 2004-6, de 10 de março de 2000. O Refis é um regime especial de regularização e consolidação de débitos fiscais, referentes a tributos e contribuições administrados pela Secretaria da Receita Federal e pelo Instituto Nacional de Seguridade Social - INSS. A Companhia incluiu no Refis débitos relativos à Cofins, Pasep e Finsocial, e os valores foram transferidos para a conta "Programa Refis" no Passivo Circulante e Exigível a Longo Prazo, sendo o saldo em setembro de 2001 de R$26,8 milhões e R$83,6 milhões, respectivamente. O aumento de 3,7% observado neste item refere-se às transferências do Longo Prazo e juros calculados pela TJLP, que juntos excedem o montante das amortizações.

Empréstimos e Financiamentos: as atualizações monetárias do Euro Commercial Paper e transferências do longo prazo contribuíram para o crescimento de 11,7% nesta conta. Foram amortizados neste trimestre R$6,5 milhões, sendo que destes, R$2,5 milhões referem-se a recursos oriundos da Eletrobrás e os outros R$4,0 milhões referem-se a empréstimos obtidos junto ao Banco Real.

Obrigações Estimadas: esta conta apresentou aumento de 8,5%, devido às provisões (décimo terceiro salário, gratificação acordo, gratificação de férias, provisão de férias, licença prêmio) terem sido maiores do que as realizações.

Obrigações Parceladas com a Fundação Celos: o acréscimo de 49,4% é decorrente de atualizações monetárias (IGPM mais 6% a.a) dos contratos com a Fundação Celesc de Seguridade Social – Celos, atraso no pagamento das parcelas vencidas e transferências de Longo Prazo.

Provisão para o Programa de Demissão Incentivada: esta provisão foi constituída em 31.12.97. A redução de 10,3% refere-se à realização da provisão.

Entidade de Previdência Privada: o acréscimo de 81,8% neste item decorre, principalmente, do pagamento de apenas parte das parcelas vencidas e das transferências do longo prazo ocorridas no trimestre.

Participações no Resultado: houve aumento de 47,7% neste item devido à provisão feita no trimestre. Esta provisão é paga no mês de outubro a título de gratificação anual.

Outras Contas a Pagar: o aumento de 21,5% registrado neste ítem deveu-se, principalmente, ao recebimento de Juros sobre Empréstimo Compulsório da Eletrobrás para repasse aos consumidores.

Passivo Exigível a Longo Prazo

No segundo trimestre de 2001 as obrigações de longo prazo apresentaram aumento de 1,1% quando comparadas ao segundo trimestre de 2001, por influência dos seguintes fatores:

Empréstimos e Financiamentos: o acréscimo de 7,0% refere-se à liberação de recursos pela Eletrobrás (R$5,1 milhões) em julho de 2001 referente ao programa Luz no Campo e registro de juros e variações monetárias de longo prazo. Ressalta-se que houve transferências para o curto prazo no valor de R$3,4 milhões.

Obrigações Parceladas com a Fundação Celos: a redução de 8,3% verificada neste item refere-se à transferência de valores para o curto prazo.

Provisões para Contingências: houve redução de 3,4% decorrente, principalmente, de estornos das provisões trabalhistas. A Companhia está sendo citada em diversos processos judiciais de natureza trabalhista, tributária e cível. Na opinião do Departamento Jurídico da Companhia, há possibilidade de condenação em diversos desses processos, para os quais foram constituídas as respectivas provisões.

Programa Refis: a redução de 5,5% quando se compara o terceiro trimestre com o segundo trimestre de 2001 refere-se às transferências para o curto prazo ocorridas no trimestre.

Obrigações Fiscais: sob esta rubrica registram-se as seguintes provisões: (a) R$29,7 milhões relativos à Contribuição Social sobre o Lucro; (b) R$48,9 milhões de Imposto de Renda sobre a receita diferida da CRC; (c) R$17,6 milhões relativos à Contribuição Social sobre a receita diferida da CRC; (d) R$4,7 milhões relativos ao Imposto de Renda Plano Verão ; (e) R$5,6 milhões de Contribuição Social sobre depreciação IPC/BTNF; (f) R$2,5 milhões referentes ao diferimento da Contribuição Social e Imposto de Renda sobre o lucro de Órgãos Públicos. O aumento de 9,1% verificado neste item decorreu, principalmente, das provisões efetuadas no trimestre (R$8,3 milhões), relativas ao diferimento do Imposto de Renda e Contribuição Social sobre a receita da CRC.

Provisão para o Programa de Demissão Incentivada: a redução de 13,4% verificada neste item deve-se, principalmente, à saída em 30/09/2001, de 22 participantes do plano.

Entidade de Previdência Privada - Reservas a Amortizar: esta rubrica refere-se ao reconhecimento contábil de obrigações da empresa para com a Fundação Celos no que tange ao plano de aposentadoria complementar (Plano Misto). O aumento de 3,4% é decorrente da atualização monetária – IGP-M, acrescida de juros de 6,0% ao ano.

Obrigações Especiais: o aumento de 2,0% refere-se à participação financeira do consumidor em obras de extensão de rede e programa "Luz no Campo".

Patrimônio Líquido

A redução de 1,6% deveu-se ao prejuízo registrado no trimestre.

3 - DEMONSTRAÇÃO DO RESULTADO DO EXERCÍCIO

30 de setembro e 30 de junho de 2001 e terceiro e segundo trimestres de 2001
(em milhares de reais)

	TRIMESTRAL		ANÁLISE	ANÁLISE	ACUMULADO		ANÁLISE	ANÁLISE
	3º TRIM/01	2º TRIM/01	HORIZ.	VERTICAL	SET/2001	SET/2000	HORIZ.	VERTICAL
Receita Operacional Bruta								
Fornecimento de Energia Elétrica	471.015	434.614	8,4%	132,0%	1.378.552	1.116.884	23,4%	132,2%
Suprimento de Energia Elétrica	1.928	4.955	-61,1%	0,5%	9.433	11.898	-20,7%	0,9%
Renda da Prestação de Serviços	2.262	2.066	9,5%	0,6%	6.910	11.592	-40,4%	0,7%
Outras Receitas	5.277	3.881	36,0%	1,5%	14.538	16.271	-10,7%	1,4%
	480.482	445.516	7,8%	134,6%	1.409.433	1.156.645	21,9%	135,2%
Deduções da Receita Operacional								
ICMS sobre Energia Elétrica Vendida	(100.841)	(97.900)	3,0%	-28,3%	(299.902)	(242.365)	23,7%	-28,8%
Reserva Global de Reversão - RGR	(5.194)	(5.193)	0,0%	-1,5%	(15.580)	(17.474)	-10,8%	-1,5%
Cofins	(14.415)	(13.365)	7,9%	-4,0%	(42.283)	(34.699)	21,9%	-4,1%
Pasep	(3.123)	(2.896)	7,8%	-0,9%	(9.161)	(7.518)	21,9%	-0,9%
	(123.573)	(119.354)	3,5%	-34,6%	(366.926)	(302.058)	[illegible]	-35,2%
Receita Operacional Líquida	356.909	326.162	9,4%	100,0%	1.042.507	854.589	22,0%	100,0%
Despesas Operacionais								
Energia Elétrica Comprada para Revenda	(211.638)	(189.576)	11,6%	-59,3%	(603.626)	(458.997)	31,5%	-57,9%
Pessoal	(51.682)	(52.421)	-1,4%	-14,5%	(150.977)	(153.340)	-1,5%	-14,5%
Material	(4.547)	(4.958)	-8,3%	-1,3%	(13.782)	(11.840)	16,4%	-1,3%
Serviço de Terceiros	(17.405)	(18.403)	-5,4%	-4,9%	(52.727)	(43.051)	22,5%	-5,1%
Custo do Serviço Prestado a Terceiros	(1.566)	(1.502)	4,3%	-0,4%	(4.625)	(7.753)	-40,3%	-0,4%
Conta Consumo de Combustíveis - CCC	(27.855)	(27.370)	1,8%	-7,8%	(77.761)	(62.574)	24,3%	-7,5%
Depreciação	(18.886)	(18.663)	1,2%	-5,3%	(56.193)	(53.474)	5,1%	-5,4%
Provisão p/ Contingências	(7.080)	(7.285)	-2,8%	-2,0%	(18.102)	(5.156)	251,1%	-1,7%
Taxa de Fiscalização Aneel	(700)	(467)	49,9%	-0,2%	(2.053)	(1.876)	9,4%	-0,2%
Outras Despesas	(4.715)	3.953	-219,3%	-1,3%	(14.330)	(19.970)	-28,2%	-1,4%
	(346.074)	(316.692)	9,3%	-97,0%	(994.176)	(818.031)	21,5%	-95,4%
Resultado do Serviço	10.835	9.470	14,4%	3,0%	48.331	36.558	32,2%	4,6%
Receitas Financeiras								
Renda de Aplicações Financeiras	6	61	-90,2%	0,0%	70	11	536,4%	0,0%
Juros sobre Contas a Receber do Estado	10.801	10.390	4,0%	3,0%	31.225	27.384	14,0%	3,0%
Variações Monetárias sobre Contas a Receber do Estado	14.176	11.742	20,7%	4,0%	35.733	23.457	52,3%	3,4%
Var. Monet. e Acrésc. Moratórios s/ Energia Vendida	8.609	3.121	175,8%	2,4%	19.127	9.732	96,5%	1,8%
Outras Receitas Financeiras	3.558	4.483	-20,6%	1,0%	12.727	16.581	-23,2%	1,2%
	37.150	29.797	24,7%	10,4%	98.882	77.165	28,1%	9,5%
Despesas Financeiras								
Encargos de Dívidas e Debêntures	(9.860)	(9.622)	2,5%	-2,8%	(26.299)	(24.530)	7,2%	-2,5%
Variações Monetárias sobre Empréstimos	(33.352)	(17.241)	93,4%	-9,3%	(65.254)	(18.914)	245,0%	-6,3%
Var. Monet. e Acrésc. Moratórios s/ Energia Comprada	(11.679)	(6.752)	73,0%	-3,3%	(26.544)	(2.694)	885,3%	-2,5%
Atualizações s/ Conta Entidade de Previdência Privada	(13.247)	(7.597)	74,4%	-3,7%	(29.743)	(38.370)	-22,5%	-2,9%
Multa e Juros s/ Tributos	(1.703)	(945)	80,2%	-0,5%	(3.268)	(17.716)	-81,6%	-0,3%
Atualizações Programa Refis	(2.608)	(1.950)	33,7%	-0,7%	(7.366)	-	0,0%	-0,7%
Outras Despesas Financeiras	(2.790)	(4.065)	-31,4%	-0,8%	(9.907)	(9.436)	5,0%	-1,0%
	(75.239)	(48.172)	56,2%	-21,1%	(168.381)	(111.660)	50,8%	-16,2%
Resultado Financeiro	(38.089)	(18.375)	107,3%	-10,7%	(69.499)	(34.495)	101,5%	-6,7%
Resultado Operacional	(27.254)	(8.905)	206,1%	-7,6%	(21.168)	2.063	-1126,1%	-2,0%
Resultado não Operacional								
Receita não Operacional	2.604	5.590	-53,4%	0,7%	9.015	4.953	82,0%	0,9%
Despesa não Operacional	(926)	(237)	290,7%	-0,3%	(1.888)	(4.461)	-57,7%	-0,2%
Ítens Extraordinários - Refis								
	1.678	5.353	-68,7%	0,5%	7.127	492	1348,6%	0,7%
Lucro (Prejuízo) Antes do I.R. e da Contribuição Social	(25.576)	(3.552)	620,0%	-7,2%	(14.041)	2.555	-649,5%	-1,3%
Provisão p/ Imposto de Renda	344	45	664,4%	0,1%	-	-	0,0%	0,0%
Provisão p/ Contribuição Social	800	(1.972)	140,6%	0,2%	-	-	0,0%	0,0%
Imposto de Renda e Contribuição Social Diferidos	7.360	1.475	399,0%	2,1%	4.416	(788)	660,4%	0,4%
Lucro (Prejuízo) Antes das Participações	(17.072)	(4.004)	326,4%	-4,8%	(9.625)	1.767	-644,7%	-0,9%
Participação nos Lucros	(1.550)	(1.610)	-3,7%	-0,4%	(4.786)	(4.995)	-4,2%	-0,5%
Lucro Líquido (Prejuízo) do Exercício	(18.622)	(5.614)	231,7%	-5,2%	(14.411)	(3.228)	346,4%	-1,4%
Lucro (Prejuízo) por Lote de Mil Ações - R$	(24,14)	(7,28)	231,7%	0,0%	(18,68)	(4,18)	346,4%	0,0%

3.1 - ANÁLISE DO RESULTADO

A Celesc encerrou o terceiro trimestre de 2001 com prejuízo acumulado de R$14,4 milhões, 346,4% superior ao resultado negativo apresentado no terceiro trimestre de 2000. O prejuízo por lote de mil ações no terceiro trimestre de 2001 foi de R$18,68, contra um prejuízo de R$4,18 em setembro de 2000. Dentre os fatores que contribuíram para a formação deste resultado, destacam-se:

Receita Operacional Bruta

A Receita Operacional Bruta aumentou 7,8% no terceiro trimestre de 2001 se comparada com o trimestre imediatamente anterior. A variação decorreu, principalmente, do aumento de 8,4% nas receitas decorrentes do fornecimento de energia elétrica em virtude do reajuste tarifário de 20,72% ocorrido em agosto de 2001, e do reconhecimento de receitas de aluguel de postes, registradas em Outras Receitas.

Comparando-se o acumulado até o terceiro trimestre de 2001 com igual período do ano anterior verifica-se que as receitas operacionais cresceram 21,9% em função de: (a) aumentos tarifários de 1,0% em maio de 2000, em razão da majoração da Cofins, e 20,67% em agosto/2000 (ressalta-se que em junho de 2000 as tarifas sofreram redução de 2,75% em função da retirada de parcela concedida pela variação cambial do primeiro trimestre de 1999); e (b) crescimento de 4,6% do mercado de energia, com destaque para as classes comercial, rural e industrial, que cresceram 7,9%, 5,5% e 5,3%, respectivamente; e (c) reajuste tarifário ocorrido em agosto de 2001, conforme acima especificado. No entanto, observa-se que a Renda da Prestação de Serviços e Outras Receitas sofreram redução de 40,4% e 10,7%, respectivamente, em razão da redução na prestação de serviços de manutenção e extensão de redes de iluminação pública e em função do registro, em setembro de 2000, de receitas de aluguel de infra-estrutura para a Brasil Telecom relativa a períodos anteriores.

Deduções da Receita Operacional

O aumento de 3,5% verificado neste grupo de contas quando se compara o terceiro trimestre de 2001 com o segundo trimestre de 2001 deveu-se ao aumento da Receita Operacional Bruta, conforme acima especificado, gerando acréscimo dos tributos ICMS, Pasep e Cofins.

Quando se compara o montante acumulado, percebe-se aumento de 21,5%. Este também deveu-se ao acréscimo dos tributos acima especificados em função do aumento da Receita Operacional Bruta.

Despesas Operacionais

Este grupo apresentou aumento de 9,3% no terceiro trimestre de 2001 em relação ao trimestre imediatamente anterior e aumento de 21,5% em relação ao acumulado no terceiro trimestre de 2000. A seguir são analisadas as principais razões destas variações:

Energia Elétrica Comprada para Revenda: neste item, no terceiro trimestre de 2001 houve aumento de 11,6% se comparado com o trimestre anterior. Este deveu-se ao reajuste, em agosto de 2001, das tarifas da Gerasul e Copel em 12,09% e 10,94%, respectivamente.
No entanto, quando se compara o acumulado de 2001 com de igual período do ano anterior, houve aumento de 31,5%, decorrente de: (a) reajuste da tarifa da Gerasul (1,33%), em julho de 2000, em função da majoração da Cofins; (b) reajustes das tarifas de compra da energia, em agosto e setembro de 2000, onde foram concedidos, pela ANEEL, índices de 19,87% para 1/3 e 23,94% para 2/3 da energia da Gerasul, enquanto para a Copel o índice foi de 16,84%; (c) crescimento das vendas em 4,6% que forçou um aumento no volume de compras; (d) aumento dos custos da energia elétrica comprada junto à Itaipú Binacional devido ao reajuste de 8,28% em janeiro de 2001 e sobre a tarifa em dólar; e (e) aumento das tarifas em agosto de 2001, conforme acima especificado.

Despesas de Pessoal: neste item registrou-se redução de 1,4 % quando comparado ao segundo trimestre de 2001 e redução de 1,5% quando se comparam os valores acumulados no terceiro trimestre de 2001 e 2000. A variação é decorrente de ajustes em provisões de licença prêmio, férias e encargos sociais, realizadas no primeiro semestre de 2001, visando a retirada da ressalva nas Informações Trimestrais de 30 de junho de 2001.

Despesas de Material: neste item, comparando-se os gastos do terceiro trimestre de 2001 com os do trimestre imediatamente anterior houve redução de 8,3% em virtude de: (a) consumo, no segundo trimestre de 2001, de elevada quantidade de materiais de segurança em virtude de avaliação e troca, em algumas Agências Regionais, de materiais sem condições de uso; (b) redução dos gastos com manutenção de unidades operativas e administrativas, e (c) redução dos gastos com manutenção de transformadores.
Comparando-se os valores acumulados no terceiro trimestre de 2001 com o mesmo período do ano anterior houve aumento de 16,4%, devido ao aumento dos gastos com manutenção de unidades operativas e administrativas e variações nos preços de mercado, principalmente variações nos preços dos combustíveis.

Serviços de Terceiros: a redução de 5,4% quando comparado ao segundo trimestre de 2001 deveu-se, principalmente, a: (a) encerramento, em junho de 2001, do pagamento de honorários advocatícios (R$0,5 milhões trimestrais) referentes às notificações fiscais do Pasep e da Cofins em função da desistência de processos motivada pela adesão ao Refis; e (b) redução dos serviços de manutenção e conservação de linhas e redes.
Comparando-se o acumulado em setembro de 2001 com o de igual período do ano anterior houve aumento de 22,5% decorrente, principalmente, de: (a) aumento dos gastos com leitura de medidores e entrega e cobrança de notas fiscais de energia elétrica em decorrência de reajustes contratuais em agosto de 2000 e em maio de 2001, bem como do crescimento do número de consumidores; (b) maiores gastos com manutenção e conservação de linhas e redes de distribuição em razão de aumento, no primeiro semestre de 2001, dos valores contratados pois alguns contratos estavam sem reajuste há dois anos, e em decorrência de alterações contratuais para atender exigências do Tribunal de Contas do Estado de Santa Catarina – os serviços realizados com pessoal terceirizado porém com veículos e equipamentos próprios foram integralmente terceirizados; (c) gastos com mão-de-obra contratada motivados pelos contratos com empresas de Geo-Processamento, firmados em outubro de 2000, para execução do projeto Genesis; (d) pagamento, no período de setembro de 2000 a junho de 2001, de honorários advocatícios (R$0,9 milhões no primeiro semestre de 2001) referentes às notificações fiscais do

Pasep e da Cofins em função da desistência de processos motivada pela adesão ao Refis; (e) aumento dos gastos com transporte, diárias e ajuda de custo em razão da contabilização da prestação de contas de adiantamentos de período anterior; (f) reajustes contratuais, no segundo trimestre de 2001, para serviços de vigilância e limpeza. Outros gastos representativos que sofreram aumento são: manutenção e conservação de unidades operativas e transformadores, publicações e anúncios, roçada e limpeza de faixa de servidão, telecomunicações, consultoria e manutenção de software. Isso porque houve aumento na atividade econômica da empresa e variação nos preços de mercado.

Custo do Serviço Prestado a Terceiros: o aumento de 4,3% neste item, quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior, bem como a redução de 40,3% quando se compara o valor acumulado até setembro de 2001 com igual período do ano de 2000, ocorreram em função da prestação de serviços de manutenção e extensão de redes de iluminação pública. Esta prestação de serviços depende das solicitações efetuadas pelas prefeituras municipais.

Conta Consumo de Combustível: o aumento de 1,8% no terceiro trimestre de 2001 em relação ao segundo trimestre de 2001 decorreu da variação no uso de combustíveis energéticos alternativos (carvão mineral e vegetal, óleo diesel, dentre outros) no período. Ao proceder a análise do valor acumulado no ano 2001 comparativamente com o do ano anterior constata-se que houve aumento de 24,3% decorrente do fato acima citado, levando a ANEEL, através da Resolução 21/2001, a aumentar o valor a ser pago pela Celesc.

Depreciação: no terceiro trimestre de 2001 esta conta apresentou aumento de 1,2% em relação ao trimestre anterior, enquanto comparando-se o acumulado do ano 2001 com igual período do ano anterior houve aumento de 5,1%. Estes deveram-se às imobilizações ocorridas.

Provisão para contingências: este item apresentou decréscimo de 2,8% quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior, em razão de redução do reconhecimento, como despesa, de depósitos judiciais.
No entanto, comparando-se o acumulado de 2001 com o de 2000 houve aumento de 251,1%, relativo ao: (a) reconhecimento, como despesa, de depósitos judiciais (R$4,7 milhões até setembro de 2000 e R$10,5 milhões até setembro de 2001); (b) registro de provisão para créditos de liquidação duvidosa (R$3,2 milhões); (c) constituição de provisões fiscais relativas a encargos previdenciários de empresas de mão-de-obra contratadas pela Celesc, em razão da solidariedade pelo não recolhimento das contribuições; e (d) aumento das provisões referentes contingências trabalhistas.

Taxa de Fiscalização ANEEL: no ano de 2001 este item apresentou aumento de 9,4% quando comparado a igual período ano anterior, devido a novo valor estabelecido através da Resolução n.º 582/00 da ANEEL.

Outras Despesas: a variação de 219,3% ocorrida neste item e quando se comparam os valores do terceiro trimestre de 2001 com os do trimestre imediatamente anterior refere-se, principalmente, a fatores ocorridos naquele trimestre, a saber: (a) reversão de provisões trabalhistas e cíveis; (b) reclassificação de perdas no recebimento de créditos para o item provisões para contingências; e (c) estorno de perdas no recebimento de créditos.

A redução de 28,2% quando se compara o acumulado de 2001 com igual período do ano anterior é decorrente de menor utilização dos recursos, principalmente: (a) arrendamentos e leasing de equipamentos de informática; (b) remuneração, alimentação e transporte de estagiários; e (c) reversão de provisões trabalhistas e cíveis. No entanto, alguns recursos sofreram aumento, destacando-se: (a) Pasep e Cofins sobre receitas financeiras e não operacionais; (b) taxas pagas à ASMAE; e (c) perdas no recebimento de créditos.

Receitas Financeiras:

Quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior houve aumento de 24,7% e 28,1% quando se compara o acumulado até setembro de 2001 com o mesmo período de 2000, devido aos seguintes fatores:

Juros sobre Contas a Receber do Estado de Santa Catarina: o aumento neste item de 4,0%, quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior, bem como o aumento de 14,0% quando se compara o valor acumulado até setembro de 2001 com o mesmo período de 2000, ocorreram pelo aumento no montante do crédito.

Variações Monetárias sobre Contas a Receber do Estado de Santa Catarina: Quando se compara o terceiro trimestre de 2001 com trimestre imediatamente anterior houve aumento de 20,7 devido à variação do INPC no trimestre (2,74%).
Quando se compara o acumulado até setembro de 2001 com o mesmo período de 2000 houve aumento de 52,3% devido à variação do INPC (6,26%) acumulado no período de setembro de 2000 a setembro de 2001 e ao aumento no montante do crédito.

Variação Monetária e Acréscimos Moratórios sobre Energia Vendida : Quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior houve aumento de 175,8% devido ao reconhecimento de R$ 6,0 milhões referente multa sobre faturas que foram homologadas pela Receita Federal no Programa REFIS.
Quando se compara o acumulado até setembro de 2001 com o mesmo período de 2000 houve aumento de 96,5% pois em março de 2001 houve reconhecimento de acréscimos moratórios de R$4,1 milhões, registrados até então como dedução desta receita financeira e que por se referirem a perdas no recebimento de créditos, foram transferidos para Provisão para Contingências, e reconhecimento de multa sobre faturas, conforme acima especificado.

Outras Receitas Financeiras: quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior houve redução de 20,6% devido, principalmente, à variação cambial no mês de junho de 2001 que foi de R$2,30 ocasionando receita financeira sobre empréstimos efetuados em moeda estrangeira.
Quando se compara o acumulado até setembro de 2001 com mesmo período de 2000 houve redução de 23,2% devido ao registro, no terceiro trimestre de 2000, de atualização dos débitos da Prefeitura Municipal de Criciúma, gerando, à época, elevação da receita financeira.

Despesas Financeiras:

Quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior houve aumento de 56,2% e 50,8% quando se compara o acumulado até setembro de 2001 com o mesmo período de 2000, devido aos seguintes fatores:

Encargos de Dívidas e Debêntures: neste item registrou-se aumento de 2,5% quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior, e aumento de 7,2% quando se comparam os valores acumulados até setembro de 2001 e 2000. Estes deveram-se, principalmente, ao aumento das obrigações para com a Fundação Celos (dívidas contratadas e reservas a amortizar).

Variações Monetárias sobre Empréstimos: o aumento neste item de 93,4% quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior bem como aumento de 245,0% quando se compara o valor acumulado até setembro de 2001, com o mesmo período de 2000, ocorreram devido à variação cambial e atrasos nos pagamentos de algumas parcelas vencidas.

Variações Monetárias e Acréscimos Moratórios sobre Energia Comprada: neste item registrou-se aumento de 73,0% quando se compara o terceiro trimestre de 2001 com o imediatamente anterior, e aumento de 885,3% quando se comparam os valores acumulados até setembro de 2001 e 2000. Estes deveram-se, basicamente, a variação cambial.

Atualizações sobre Contas de Entidade de Previdência Privada: quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior houve aumento de 74,4% devido à variação do IGPM que passou de 0,98 em junho de 2001 para 1,38 em setembro de 2001.
A redução de 22,5% quando se compara o acumulado de 2001 e 2000 deve-se ao reconhecimento de despesas financeiras, no primeiro trimestre de 2000, relativas ao ano de 1999, pois foi acordado a migração dos participantes do Plano Transitório para o Plano Misto.

Multas e Juros Tributos: quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior houve aumento de 80,2% devido ao não pagamento das parcelas vencidas no terceiro trimestre de 2001.
Quando se compara o acumulado até setembro de 2001 com o mesmo período de 2000, houve redução de 81,6% em razão da adesão ao Refis.

Atualizações do Programa Refis: quando se compara o terceiro trimestre de 2001 com o trimestre imediatamente anterior houve aumento de 33,7% devido o aumento da Taxa de Juros de Longo Prazo – TJLP utilizada para atualização do débito.

Outras Despesas Financeiras: A redução no terceiro trimestre de 2001 em relação ao trimestre anterior ocorreu, basicamente, em função do menor volume de encargos financeiros decorrentes de atraso no repasse de obrigações com a fundação Celos, enquanto o aumento de 5,0% ocorrido quando comparado ao acumulado até o terceiro trimestre de 2000 refere-se ao atraso no pagamento de contas à Fundação Celos, especialmente no primeiro semestre de 2001

e ao aumento da Contribuição Provisória sobre Movimentação Financeira - CPMF em razão de maior volume de movimentação de recursos financeiros.

Resultado Não Operacional

Nas receitas não operacionais são registrados, principalmente, os valores relativos às receitas com vendas de bens do Ativo Permanente, enquanto nas despesas de mesma natureza registram-se os valores relativos ao custo das baixas do Ativo Permanente.
A redução de 68,7% ocorrida no terceiro trimestre de 2001 quando comparada ao primeiro trimestre de 2001, bem como o aumento de 1.348,6% quando se comparam os acumulados de 2001 e 2000 referem-se ao registro, no segundo trimestre de 2001, das seguintes receitas: (a) venda da participação societária na Usina Hidrelétrica Campos Novos (R$1,6 milhões); e (b) receita na desativação de bens em valor superior ao normalmente identificado, em função de ajuste do preço médio daqueles que se encontravam em condições de uso.

4. INDICADORES ECONÔMICOS

INDICADORES	FÓRMULA	INTERPRETAÇÃO	SET/2001	SET/2000	VAR.
LIQUIDEZ CORRENTE * QTO MAIOR MELHOR	ATIVO CIRCULANTE / PASSIVO CIRCULANTE	MEDE A CAPACIDADE DA EMPRESA EM SOLVER SEUS COMPROMISSOS A CURTO PRAZO	R$ 0,56	R$ 0,66	↓
LIQUIDEZ GERAL * QTO MAIOR MELHOR	ATIVO CIRC + REAL A L PR / EXIGÍVEL TOTAL	MEDE A CAPACIDADE DA EMPRESA EM SOLVER SEUS COMPROMISSOS A LONGO PRAZO	R$ 0,88	R$ 0,88	→
EQUILÍBRIO PATRIMONIAL * QTO MAIOR MELHOR	PATRIMÔNIO LÍQUIDO / ATIVO TOTAL	DEMONSTRA O PERCENTUAL DO ATIVO CONSTITUÍDO COM CAPITAL PRÓPRIO	% 41,72	% 44,96	↓
ENDIVIDAMENTO A CURTO PRAZO * QTO MENOR MELHOR	PASSIVO CIRCULANTE / PATRIM. LÍQUIDO	DEMONSTRA O PERCENTUAL DE COMPROMETIMENTO DO PL EM RELAÇÃO AS OBRIGAÇÕES DE CURTO PRAZO	% 61,98	% 47,84	↑
ENDIVIDAMENTO TOTAL * QTO MENOR MELHOR	EXIGÍVEL TOTAL / ATIVO TOTAL	DEMONSTRA O PERCENTUAL DE FINANCIAMENTO DO ATIVO EM RELAÇÃO AO TOTAL DAS OBRIGAÇÕES A L. PRAZO	% 58,28	% 55,41	↑
ENDIVIDAMENTO DO ATIVO PERMANENTE * QTO MENOR MELHOR	EXIG. TOTAL / ATIVO PERMANENTE	MEDE A PARTICIPAÇÃO DO CAPITAL DE TERCEIROS, EM RELAÇÃO AO ATIVO PERMANENTE	% 120,33	% 108,61	↑
PREÇO MÉDIO DE ENERGIA VENDIDA * QTO MAIOR MELHOR	REC.FORNEC+ REC.SUPR / ENERGIA VENDIDA (MWh)	INDICA O PREÇO MÉDIO DA ENERGIA VENDIDA	R$ 148,21	R$ 126,04	↑
MARGEM OPERACIONAL * QTO MAIOR MELHOR	LUCRO LÍQUIDO / RECEITA LÍQUIDA	INDICA O LUCRO AUFERIDO PELA EMPRESA, EM RELAÇÃO AS VENDAS LÍQUIDAS	% (1,38)	% (0,38)	↓
RENTABILIDADE DO PATRIMÔNIO LÍQUIDO * QTO MAIOR MELHOR	LUCRO LÍQUIDO / PAT. LÍQUIDO - LUCRO LÍQ.	DEMONSTRA O RESULTADO OBTIDO PELA EMPRESA, EM BENEFÍCIO DE SEUS ACIONISTAS	% (1,25)	% (0,28)	↓
RELAÇÃO OPERACIONAL * QTO MENOR MELHOR	DESPESA OPERACIONAL / RECEITA OPERACIONAL	INDICA QUAL O PERCENTUAL DA DESPESA OPERAC. É ABSORVIDO PELA RECEITA OPERAC.	% 70,54	% 70,72	↓
ENERGIA VENDIDA (MWh) / Nº DE EMPREGADOS * QTO MAIOR MELHOR	ENERGIA VENDIDA (MWh) / NÚMERO DE EMPREGADOS	DEMONSTRA A QUANTIDADE DE ENERGIA VENDIDA P/ EMPREGADO	MWh/emp 2.167,30	MWh/emp 2.014,81	↑
RECEITA DO SERVIÇO / Nº DE EMPREGADOS * QTO MAIOR MELHOR	RECEITA DO SERVIÇO / NÚMERO DE EMPREGADOS	DEMONSTRA O VALOR DA RECEITA GERADA POR EMPREGADO	R$mil/emp. 326,18	R$mil/emp. 260,21	↑
DESPESA DO SERVIÇO / Nº DE EMPREGADOS * QTO MENOR MELHOR	DESPESA DO SERVIÇO / NÚMERO DE EMPREGADOS	DEMONSTRA O VALOR DA DESPESA GERADA POR EMPREGADO	R$mil/emp. 230,08	R$mil/emp. 184,03	↑
CONSUMIDORES POR EMPREGADO * QTO MAIOR MELHOR	NÚMERO DE CONSUMIDORES / NÚMERO DE EMPREGADOS	MEDE A PRODUTIVIDADE DOS EMPREGADOS	cons/emp 407	cons/emp 380	↑
VALOR PATRIMONIAL DA AÇÃO * QTO MAIOR MELHOR	P L. - REC.DEST. A AUM.CAP / NÚMERO DE AÇÕES	DEMONSTRA O VALOR DA AÇÃO EM RELAÇÃO AO PATRIM. LÍQUIDO	R$ 1,46	R$ 1,48	↓
LUCRO LÍQUIDO (por lote de mil ações) * QTO MAIOR MELHOR	LUCRO LÍQUIDO / NÚMERO DE AÇÕES	DEMONSTRA A LUCRATIV. DE CADA PARCELA REPRESENTATIVA DO CAPITAL SOCIAL	R$ (18,68)	R$ (4,18)	↓
NÚMERO DE EMPREGADOS			4.321	4.445	↓
ACUMULADO ENERGIA VENDIDA (MWh)			9.364.907	8.955.812	↑
Nº CONSUMIDORES			1.760.141	1.689.984	↑
NÚMERO DE AÇÕES			771.432	771.432	→

00246-1 CENTRAIS ELÉTRICAS DE SANTA CATARINA S.A. 83.878.892/0001-55

17.01 SPECIAL REVIEW REPORT – WITH EXCEPTION

Dear Sirs
Directors and Shareholders of
Centrais Elétricas de Santa Catarina S.A. – CELESC

1. We performed a special review of the quarterly information (ITR) of **Centrais Elétricas de Santa Catarina** S.A. – CELESC, relative to the quarter ending on September 30, 2001, and consisting of a balance sheet, income statement, performance report and the relevant information, elaborated in accord with Brazilian corporate legislation.
2. Except for the matters mentioned in paragraph 3, our review was carried out in accord with the specific norms established by IBRACON – Institute of Brazilian Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of: (a) interviews and discussion with the managers responsible for the accounting, financial and operational sectors of the company, in regards to the main criteria adopted for the elaboration of the quarterly information; and (b) review of the information and subsequent events that did or might have relevant effects on the financial situation and operations of the company.
3. Due to the absence of adequate analytic controls, we were unable to apply auditing procedures on September 30, 2001, that would allow us to arrive at conclusions about the adequacy of certain accounting balances, as follows:
   a) "Judicial Deposits," recorded in the category of Long-Term Assets, in the amount of R$34,369 thousand (R$34,719 thousand on June 30, 2001);

b) "Contingency Provisions," recorded in the category of Long-Term Liabilities, in the amount of R$47,896 thousand (R$52,572 thousand on June 30, 2001), to cover possible losses with labor contingencies;

c) "Notes Receivable" recorded in the Current Assets and Long-Term Assets categories, with a balance of R$49,115 thousand (R$46,146 thousand on June 30, 2001).

4. Based on our special review, except as regards the possible adjustments that could result from the execution of auditing procedures that were omitted, as mentioned in paragraph 3, we are not aware of any other relevant change that should be made to the quarterly information mentioned above, for it to be in accord with accounting practices described in the Brazilian corporate legislation, applied in a manner that complies with the norms issued by the Commission on Securities, specifically applicable to elaboration of quarterly information.

5) In the analysis of the information of the quarter ending on September 30, 2001, the following aspects warrant consideration:

a) As mentioned in Item 4 (i), the realization of the credit with the Santa Catarina State Government, in the amount of R$623,364 thousand, depends on the future capacity of the state to generate the necessary financial resources for settling this debt, or the implementation of other measures that would allow for debt compensation;

b) As described in Item 4 (ii), the realization of the credit with the Santa Catarina State Government, in the amount of R$26,512 thousand, depends on the capacity of the company to obtain future profits or renegotiate new payment conditions;

c) As mentioned in Item 18, the Celos Foundation, of which the company is the sole sponsor, is discussing, including judicially, the withholding income tax levy on the earnings on financial applications. The Foundation did not provide for any contingency provision on this matter, related to the causing factors, until December 31, 1997. The provision started being registered on January 1st, 1998, due to the current phase of this demand, as well as the difficulty of quantification, at the moment, of the probable amount of this contingency;

d) As mentioned in Item 10, the company is contesting the payment, and did not provide the accounting record, until September 30, 2001, of the amount of R$17,812, related to the System Services Liabilities, provided in the meantime by ASMAE –

Administradora de Serviços do Mercado Atacadista de Energia [Service Administrator of the Wholesale Energy Market], related to the period from September 2000 to April 2001.

Blumenau (SC), November 07, 2001.

ERNST & YOUNG
Independent Auditors, S.C.
CRC-2-SP 015199/S-2 - SC

Marcos Antônio Quintanilha
Accountant CRC-SP-132776/0 T SC

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

Ilmos. Srs.
Diretores e Acionistas da
Centrais Elétricas de Santa Catarina S.A. - CELESC

1. Efetuamos uma revisão especial das informações trimestrais (ITR) da **Centrais Elétricas de Santa Catarina S.A. - CELESC,** referentes ao trimestre findo em 30 de setembro de 2001, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, elaboradas de acordo com a legislação societária brasileira.

2. Exceto quanto aos assuntos mencionados no parágrafo 3, nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia.

3. Devido à ausência de controles analíticos adequados, não nos foi possível aplicar procedimentos de auditoria, em 30 de setembro de 2001, que nos possibilitassem concluir sobre a adequação de determinados saldos contábeis, como segue:

   a) "Depósitos Judiciais", registrados no grupo de realizável a longo prazo, no montante de R$34.369 mil (R$34.719 mil em 30 de junho de 2001);

   b) "Provisão para Contingências", registrado no grupo de exigível a longo prazo no montante de R$47.896 mil (R$52.572 mil em 30 de junho de 2001), para cobrir possíveis perdas com contingências trabalhistas;

   c) "Títulos a Receber" registrados no ativo circulante e no realizável a longo prazo, com saldo de R$49.115 mil (R$46.146 mil em 30 de junho de 2001).

4. Baseados em nossa revisão especial, exceto quanto aos possíveis ajustes que poderiam resultar da aplicação de procedimentos de auditoria omitidos, conforme mencionado no parágrafo 3, não temos conhecimento de nenhuma outra modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que as mesmas estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das informações trimestrais.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

5. Na análise das informações do trimestre findo em 30 de setembro de 2001, os seguintes aspectos merecem consideração:

a) Conforme mencionado na Nota 4 (i), a realização do crédito junto ao Governo do Estado de Santa Catarina, no montante de R$623.364 mil, depende da capacidade futura do Estado na geração de recursos financeiros necessários para a quitação, ou implementação de outras medidas que permitam a compensação do débito;

b) Conforme descrito na Nota 4 (ii), a realização do crédito junto ao Governo do Estado de Santa Catarina, no montante de R$26.512 mil, depende da capacidade da Companhia em obter lucros futuros ou renegociar novas condições de pagamento;

c) Conforme mencionado na Nota 18, a Fundação Celos, da qual a Companhia é patrocinadora exclusiva, está discutindo, inclusive judicialmente, a incidência de imposto de renda na fonte sobre os rendimentos auferidos em aplicações financeiras. A Fundação não constituiu nenhuma provisão para contingências sobre este assunto, relativamente ao fatos geradores até 31 de dezembro de 1997, passando a registrar tal provisão a partir de 01 de janeiro de 1998, devido ao atual estágio dessa demanda, bem como, à impossibilidade de quantificação, no momento, do provável valor dessa contingência;

d) Conforme mencionado na Nota 10, a Companhia está contestando o pagamento, e não procedeu ao registro contábil até 30 de setembro de 2001, do montante de R$17.812, relativo a Encargos de Serviços do Sistema, apresentado provisoriamente pela ASMAE - Administradora de Serviços do Mercado Atacadista de Energia relativamente ao período de setembro de 2000 a abril de 2001.

Blumenau (SC), 07 de novembro de 2001

Ernst & Young
Auditores Independentes S.C.
CRC-2-SP-015199/S-2 - SC

Marcos Antônio Quintanilha
Contador CRC-SP-132776/O T SC

BEATRIZ DE LIMA GOULART
"Ad Hoc" Public Translator and Commercial Interpreter

Rua São Vicente de Paula, 240, Agronômica- CEP 88.025-330
FLORIANÓPOLIS - SC - BRASIL Phone: (048) 228 2332
E-mail: cetraid@matrix.com.br

Translation no. 566/02

I, the undersigned "ad hoc" Public Translator and Commercial Interpreter in and for this City of Florianópolis, State of Santa Catarina, Federative Republic of Brazil, duly appointed by the President of the Commercial Board of the State of Santa Catarina, do hereby certify that the original of a *TRIAL BALANCE* written in Portuguese has been presented to me in order to be translated into English, which I have done to the best of my knowledge and belief as follows:

[logo] Celesc – Centrais Elétricas de Santa Catarina S.A./.

FINANCIAL STATEMENTS – assets – liabilities – net assets./.

ECONOMIC-FINANCIAL BOARD OF DIRECTORS – DPCO – Accounting Department – DVAC – Office of Accounting Analysis./.

Centrais Elétricas de Santa Catarina S.A./.

ECONOMIC-FINANCIAL BOARD OF DIRECTORS – DEF./.

Accounting Department – DPCO./.

Office of Accounting Analysis – DVAC./.

[logo] Celesc./.

ADMINISTRATIVE TRIAL BALANCE – 3rd Quarter 2001./.

[letterhead on all of the following pages] Celesc - Centrais Elétricas de Santa Catarina S.A./.

INDEX./.

BDG

[at the bottom of all the following pages] Office of Accounting Analysis – DVAC./.

1. ECONOMIC-FINANCIAL PERFORMANCE./.

1.1 INTRODUCTION./.

Centrais Elétricas de Santa Catarina S.A. – Celesc is an electric energy provider for the state of Santa Catarina, present in 98% of this market and serving 1,760,141 clients until September of 2001 (1,746,715 until June of 2001). It currently generates 3% of the required energy. Gerasul still is its main supplier, providing 74% of the purchased energy, while the energy purchased from Itaipú represents 22% of the total. The remaining energy (1%) is purchased from Copel and other suppliers./.

1.2 INCOME./.

Celesc finished the third quarter of 2001 with an accumulated loss of R$14.4 million, 346.4% more than the result recorded in the same period of 2000 (R$3.2 million)./.

The net operating revenue reached the amount of R$1,042.5 million, representing a 22% increase in relation to the same period of 2000. This variation resulted mainly from the 4.6% growth of the energy market, especially in the Industrial and Commercial Categories, which grew 5.3 and 7.9% respectively./.

Operationally, in the third quarter of 2001, Celesc presented a positive accumulated Service Income of R$48.3 million, 32.2% more than the amount recorded in the same period for 2000. This increase is justified by the performance of the net operating revenue./.

Until September of 2001, the company recorded a negative Financial Income worth R$69.5 million, while during the same period in 2000 the negative Financial Income was R$34.5 million. This occurred mainly because of the 50.8% increase in Financial Expenses./.

Operating Income in the third quarter of 2001 underwent a 206.1% decrease, compared to the immediately previous quarter. This variation is due mainly to the 107.3% increase in the negative Financial Income. Comparing the amounts accumulated in September of 2001 and September of 2000, there was a 1126.1% decrease, caused mainly by the 101.5% decrease of the Financial Income./.

BLG

Celesc finished the third quarter of 2001 with a Net Equity of R$1,137.8 million (R$1,156.4 million in June of 2001). This amount corresponds to 41.7% of the total Net Equity (R$ 2,727.3 million)./.

2. BALANCE SHEET./.

BALANCE SHEET – September 30 and June 30, 2001 (in thousands of reals)./.

ASSETS				
	Corporate Legislation		**Horizontal Analysis**	**Vertical Analysis**
	Sept/2001	**June/2001**		
Current Assets				
Available Cash	31,641	41,734	-24.2%	1.2%
Financial Investments	5,887	5,839	0.8%	0.2%
Consumers and Resellers	294,284	250,959	17.3%	10.8%
Provision for Possible Loan Losses	(25,893)	(24,879)	4.1%	-0.9%
Notes Receivable	33,768	30,500	10.7%	1.2%
Taxes to be Recovered	19,665	18,232	7.9%	0.7%
Other Accounts Receivable	26,260	25,582	2.7%	1.0%
Warehouse	10,537	9,666	9.0%	0.4%
Pre-Paid Expenses	107	213	-49.8%	0.0%
Total Current Assets	**396,256**	**357,846**	**10.7%**	**14.5%**
Long-Term Assets				
Accounts Receivable from the State of Santa Catarina	659,876	634,899	3.9%	24.2%
Judicial Deposits	34,369	34,719	-1.0%	1.3%
Deferred Income Tax	127,979	115,560	10.7%	4.7%
Deferred Social Contribution	46,108	42,753	7.8%	1.7%
Taxes to be Recovered – *Finsocial*	2,807	2,622	7.1%	0.1%
Temporary Investments - Casan	110,728	110,728	0.0%	4.1%
Notes Receivable	15,347	15,646	-1.9%	0.6%
Other Credits	12,882	13,220	-2.6%	0.5%
Total Long-Term Assets	**1,010,096**	**970,147**	**4.1%**	**37.0%**
Permanent Assets				
Investments	84,335	78,308	7.7%	3.1%
Fixed Assets	1,236,167	1,227,346	0.7%	45.3%
Deferred Assets	500	540	-7.4%	0.0%
Total Permanent Assets	**1,321,002**	**1,306,194**	**1.1%**	**48.5%**
TOTAL ASSETS	**2,727,354**	**2,634,187**	**3.5%**	**100.0%**

BDG

BALANCE SHEET – September 30 and June 30, 2001 (in thousands of reals)./.

LIABILITIES	Corporate Legislation		Horizontal Analysis	Vertical Analysis
	Sept/2001	June/2001		
Current Liabilities				
Suppliers	284,923	259,733	9.7%	10.4%
Wages and Payroll Charges	5,336	5,543	-3.7%	0.2%
Debt Liabilities	16,218	8,076	100.8%	0.6%
Consumer Liabilities	15,531	9,790	58.6%	0.6%
Taxes and Social Contribution	56,789	38,835	46.2%	2.1%
Refis Program	26,791	25,837	3.7%	1.0%
Loans and Financing Programs	179,548	160,771	11.7%	6.6%
Estimated Liabilities	47,659	43,914	8.5%	1.7%
Proposed Dividends	92	92	0.0%	0.0%
Liabilities in Installments with *Celos* Foundation	37,040	24,787	49.4%	1.4%
Provision for the Voluntary Dismissal Program	1,102	1,229	-10.3%	0.0%
Entidade de Previdência Privada	10,755	5,916	81.8%	0.4%
Income Sharing	4,800	3,250	47.7%	0.2%
Other Accounts Payable	18,576	15,293	21.5%	0.7%
Total Current Liabilities	**705,160**	**603,066**	**16.9%**	**25.9%**
Long-Term Liabilities				
Debentures	45,079	45,079	0.0%	1.7%
Loan and Financing Programs	50,186	46,902	7.0%	1.8%
Liabilities in Installments with *Celos* Foundation	73,821	80,501	-8.3%	2.7%
Contingency Provision	78,308	81,097	-3.4%	2.9%
Refis Program	83,594	88,427	-5.5%	3.1%
Tax Liabilities	108,939	99,866	9.1%	4.0%
Provision for Voluntary Dismissal Program	1,980	2,287	-13.4%	0.1%
Entidade de Previdência Privada	254,823	246,520	3.4%	9.3%
Other Accounts Payable	5,610	5,609	0.0%	0.2%
	702,340	**696,288**	**0.9%**	**25.8%**
Special Liabilities	182,061	178,418	2.0%	6.7%
Total Long-Term Liabilities	**884,401**	**874,706**	**1.1%**	**32.4%**
Net Assets				
Adjusted Paid-in Capital	696,200	696,200	0.0%	25.5%
Capital Reserves	440,880	440,880	0.0%	16.2%
Profit Reserves	4,138	4,138	0.0%	0.2%
Profits/Losses for the Year	(14,411)	4,211	-442.2%	-0.5%
	1,126,807	**1,145,429**	**-1.6%**	**41.3%**
Resources Destined for Capital Increase	10,986	10,986	0.0%	0.4%
Total Net Assets	**1,137,793**	**1,156,415**	**-1.6%**	**41.7%**
TOTAL LIABILITIES	**2,727,354**	**2,634,187**	**3.5%**	**100.0%**

2.1 ANALYSIS OF ASSETS./.

Current Assets./.

Current Assets underwent a positive variation of 10.7% in relation to the second quarter of 2001. Among the main factors of this variation, we can highlight:

Available Cash: there was a 24.2% reduction because the payments to be made on

06/30/01 were made on 07/02/01, since the first date was not a business day. This did not occur in the third quarter./.

Financial Applications: correspond, mainly, to the application of the amount received by the sale of part of the interest in the Campos Novos power plant, with the purpose of maintaining the resources to pay the debenture holders who, in November of 2001, exercised their right to withdraw./.

Consumers and Resellers: presented an increase of 17.3% compared to the second quarter of 2001, due basically to the 20.72% tariff readjustment that occurred on August 7, 2001, which affected consumption for the months of August and September of 2001./.

Allowance for possible loan losses: this item is calculated and accounted for monthly, in accordance with the criteria established by Law 9,430/96, and the amounts that are fiscally non-deductible yet considered hard to receive are added to it. It aims at covering possible losses in the payment of loans and does not contemplate the amounts to be received from public institutions. The 4.1% increase is due to the increase in defaults./.

Notes Receivable: correspond to credits derived from the sale of energy, renegotiated in installments, plus fines calculated until the renegotiation date, in accordance with the Ordinances and Regulations of the regulating agency and, after this date, accrued interest is added, calculated "pro rata die." The 10.7% increase is due to the increase of defaults and long-term transfers./.

Taxes to be Recovered: this account basically consists of: anticipated Corporate Income Tax Returns – IRPJ and Social Contribution on Income – CSLL from 1997, 1998 and 2001; Income Tax Withheld at Source – IRRF on financial applications; and temporary credits of the Value-Added Tax on Sales and Services – ICMS. The 7.9% increase refers mainly to the effects of Complementary Law no. 102/2000, which establishes the monthly compensation of credits resulting from ICMS on fixed assets, starting in January 2001, at 1/48 of the value./.

Other Accounts Receivable: the 2.7% variation registered in this item is due mainly to the increase in services rendered for public lighting (network maintenance and expansion)./.

BDG

Stores: this item increased by 9.0% basically because of the alterations to the average cost of storing materials destined for disposal./.

Pre-Paid Expenses: the 49.8% variation was due to the recognition of the provision of substation insurance premiums registered fully at the beginning of the year and apportioned monthly./.

Long-Term Assets./.

Long-Term Assets increased by 4.1% compared to the second quarter of 2001. The main factors that contributed to this growth were:

Accounts Receivable from the Santa Catarina State Government: the 3.9% increase was a result of the adjustment of the National Consumer Price Index – INPC and interest in accord with the contract. It should be noted that, based on judgement No. 333 of 04/29/99, Celesc is not collecting Income Tax – IR and Social Contribution – CS on the financial income of accruing amounts of the contract with the State Government – CRC. On October 30, 2000, an Articles of Amendment was signed, ratifying the balance adjusted on the referred date and defining a new payment deadline with 216 installments, with the due date for the first installment being December 15, 2002; the remaining contractual clauses were not modified./.

Judicial Deposits: the 1% decrease verified in this item is due to the inclusion, as an expense, of the judicial deposits for cases that were closed./.

Deferred Income Tax and Social Contribution: refers to amounts calculated based on the temporary differences (contingency provisions, PDI provisions and provisions for Reserves to be Amortized – demonstrated in the *Conta Entidade de Previdência Privada* [Private Social Security Agency Account]), accounted for and included in the amount for Real Profits, yet undeductible at this moment, as well as based on the tax loss balance in the calculation of Income Tax – IR and negative base in the calculation of Social Contribution – CS. In the third quarter of 2001 the accounts increased by 10.7% and 7.8%, respectively, due mainly to the increase in tax loss during the quarter, increase of the negative base of Social Contribution and to the deferment of taxes on electric energy purchased on the energy wholesale market and on the provision for financial liabilities of the mathematical reserve to

BRG

be amortized from Celos./.

Taxes to be Recovered – *Finsocial*: there was a 7.1% increase as a result of the adjustment of this tax credit in 12/98 and relative to the rate increase in the period from 04/89 to 11/90./.

Temporary Investments – *Casan*: the amount of R$110.7 million originates from the debt negotiation with the *Companhia Catarinense de Águas e Saneamento – Casan,* in December of 1999. The temporary investment classification is a result of Celesc's firm intention of disposing of this investment./.

Notes Receivable: the 1.9% decrease of this item was due to transfers to short-term assets./.

Other Credits: the 2.6% decrease in this item was due mainly to transfers of the consumer debt installments related to financial participation in the distribution network expansion, to Short-Term Assets./.

Permanent Assets./.

Investments: the 7.7% increase in the balance of this account was due to investments in the Campos Novos Hydroelectric Power Plant (R$4.5 million) and the Campos Novos Blumenau transmission line (R$1.5 million)./.

Fixed Assets: the 0.7% increase in this account, compared to the second quarter of 2001, refers mainly to investments made in machines and equipment for distribution lines, networks and substations./.

Deferred: the 7.4% decrease registered in this account, compared to the second quarter of 2001, is due to amortizations carried out during the quarter./.

2.2 LIABILITY ANALYSIS./.

Current Liabilities./.

In the third quarter of 2001, short-term liabilities underwent a 16.9% increase in comparison to the second quarter of 2001. Among the main items that presented variation, we highlight the following:

Suppliers: this item presented a 9.7% increase due mainly to the increased tariff for energy purchased from Gerasul (12.09% in August of 2001), non-payment of the energy purchased on a short-term basis provisionally presented by the Service Administrator of the Wholesale Energy Market – ASMAE, due to a price dispute,

B20g

readjustment of the transportation tax paid to Eletrosul (11.39% in July of 2001) and delay in the payments to material and service suppliers./.

Wages and Social Liabilities: the 3.7% decrease in this item refers to the reclassification to the item Other Bills to be Paid of amounts related to the educational allowance [*salário-educação*]./.

Debt Liabilities: the 100.8% increase was due mainly to the delay in the payment of interest of the Euro Commercial Paper in the month of September, [and] provision of the interest of debentures adjusted by the INPC, with 6.75% interest p.a. added and recorded proportionally until 09/30/01, paid annually./.

Consumer Liabilities: the 58.6% variation verified in this item is due mainly to the payment delay of the CCC and RGR installments for the months of August and September of 2001./.

Taxes and Social Contributions: the 46.2% variation verified in this item is due mainly to the payment delay of *Cofins* and *Pasep* in the months of August and September of 2001./.

***Refis* Program**: on April 27, 2000, the Company filed a membership request for the Fiscal Recuperation Program – *Refis*, instituted by MP [Provisional Measure] no. 1923/99, with changes as amended by MP no. 2004-6, of March 10, 2000. *Refis* is a special program of regularization and consolidation of tax debts, related to taxes and contributions administered by the Federal Department of Revenue and by the National Institute of Social Security – INSS. The Company included debts related to *Cofins, Pasep* and *Finsocial* in the *Refis*, and the amounts were transferred to the account "*Refis* Program" in the Current Long-Term Liabilities item; the balance in September of 2001 was R$26.8 million and R$83.6 million, respectively. The 3.7% increase in this item refers to the transfers from Long-Term Liabilities and interest calculated by TJLP, which together exceed the amount of amortizations./.

Loans and Financing Programs: the monetary adjustments of the Euro Commercial Paper and the transfers from Long-Term Liabilities contributed to the 11.7% growth in this account. In this quarter, R$6.5 million were amortized; R$2.5 million of this refer to resources from Eletrobrás, while the remaining R$4.0

million refer to loans obtained from Banco Real./.

Estimated Liabilities: this account presented an 8.5% increase because the provisions (13th salary, agreement bonus, vacation pay, accrued vacation pay, granted leave-of-absence) were greater than the realizations./.

Liabilities in Installments with the *Celos* Foundation: the 49.4% increase is a result of the monetary adjustments (IGPM plus 6% p.a.) of the contracts with the *Celesc de Seguridade Social* Foundation – *Celos*, delay in the payment of overdue installments and long-term transfers./.

Provision for the Voluntary Dismissal Program: this provision was established on 12/31/97. The reduction of 10.3% refers to the payment of this provision./.

Entidade de Previdência Privada [Private Social Security Agency]: the 81.8% increase in this item is due mainly to the payment of only part of the overdue installments and of the transfers from long-term liabilities that occurred in the quarter./.

Profit sharing: there was a 47.7% increase in this item due to the provision made during the quarter. This provision is paid in the month of October as an annual bonus./.

Other Accounts Payable: the 21.5% increase recorded for this item was due mainly to the receipt of Interest on the Compulsory Eletrobrás Loan to be passed onto consumers./.

Long-Term Liabilities./.

In the second [sic] quarter of 2001 the long-term liabilities underwent a 1.1% increase compared to the second quarter of 2001, influenced by the following factors:

Loans and Financing Programs: the 7.0% increase refers to the release of resources by Eletrobrás (R$5.1 million) in July of 2001, related to the *Luz no Campo* program and the recording of interest and long-term monetary variations. We highlight the fact that there were transfers to short-term liabilities in the amount of R$3.4 million./.

Liabilities in Installments with the *Celos* Foundation: the 8.3% decrease verified in this item refers to the transfer of amounts to short-term liabilities./.

Contingency Provisions: there was a 3.4% reduction mainly as a result of refunds of labor provisions. The Company has been served in several lawsuits of a labor, tax and civil nature. In the opinion of the Company's Legal Department, there is a possibility of a verdict being entered against Celesc in several of these lawsuits, for which the respective provisions were constituted./.

Refis **Program**: the 5.5% reduction, when one compares the third quarter of 2001 to the second, refers to the transfers to short-term liabilities that occurred in the third quarter./.

Tax Liabilities: the following provisions are grouped under this title: (a) R$29.7 million related to Social Contribution on Profits; (b) R$48.9 million in Income Tax on the deferred CRC income; (c) R$17.6 million related to Social Contribution on the deferred CRC income; (d) R$4.7 million related to the Summer Plan Income Tax; (e) R$5.6 million in Social Contribution on the IPC/BTNF depreciation; (f) R$2.5 million related to the deferment of Social Contribution and Income Tax on the profit of Public Departments. The 9.1% increase verified in the item was due mainly to the provisions paid in the quarter (R$8.3 million), related to the deferment of Income Tax and Social Contribution on the CRC income./.

Provision for the Voluntary Dismissal Incentive Program: the 13.4% decrease verified in this item is due mainly to the withdrawal of 22 members from this plan, on 09/30/2001./.

Entidade de Previdência Privada [Private Social Security Agency]- **Reserves to be Amortized**: this category refers to the accounting recognition of the responsibilities of the company towards the *Celos* Foundation in terms of the complementary retirement plan (Mixed Plan). The 3.4% increase is a result of the monetary adjustment — IGP-M, plus 6.0% interest per year./.

Special Liabilities: the 2.0% increase refers to the consumer financial participation in the network expansion works and the "Luz no Campo" program./.

Net Assets./.

The 1.6% decrease was due to the loss recorded for the quarter./.

BDG

3 – INCOME STATEMENT FOR THE BUSINESS YEAR – September 30 and June 30, 2001, and third and fourth quarters of 2001 (in thousands of reals)./.

	MONTHLY		HORIZ. ANALYSIS	VERTICAL ANALYSIS	ACCUMULATED		HORIZ. ANALYSIS	VERTICAL ANALYSIS
	3rd Qtr/01	2nd Qtr/01			Sept/2001	Sept/2000		
Gross Operating Income								
Electric Energy Supply	471,015	434,614	8.4%	132.0%	1,378,552	1,116,884	23.4%	132.2%
Electric Energy Provision	1,928	4,955	-61.1%	0.5%	9,433	11,898	-20.7%	0.9%
Income from Services Rendered	2,262	2,066	9.5%	0.6%	6,910	11,592	-40.4%	0.7%
Other Income	5,277	3,881	36.0%	1.5%	14,538	16,271	-10.7%	1.4%
	480,482	**445,516**	**7.8%**	**134.6%**	**1,409,433**	**1,156,645**	**21.9%**	**135.2%**
Operating Income Deductions								
ICMS on Sold Electric Energy	(100,841)	(97,900)	3.0%	-28.3%	(299,902)	(242,365)	23.7%	-28.8%
Reserva Global de Reversão [Global Reversal Reserve] – RGR	(5,194)	(5,193)	0.0%	-1.5%	(15,580)	(17,474)	-10.8%	-1.5%
Cofins	(14,415)	(13,365)	7.9%	-4.0%	(42,283)	(34,699)	21.9%	-4.1%
Pasep	(3,123)	(2,896)	7.8%	-0.9%	(9,161)	(7,518)	21.9%	-0.9%
	(123,573)	**(119,354)**	**3.5%**	**-34.6%**	**(366,926)**	**(302,056)**	**21.5%**	**-35.2%**
Net Operating Income	**356,909**	**326,162**	**9.4%**	**100.0%**	**1,042,507**	**854,589**	**22.0%**	**100.0%**
Operating Expenses								
Electric Energy Purchased for Resale	(211,638)	(189,576)	11.6%	-59.3%	(603,626)	(458,997)	31.5%	-57.9%
Personnel	(51,682)	(52,421)	-1.4%	-14.5%	(150,977)	(153,340)	-1.5%	-14.5%
Supplies	(4,547)	(4,958)	-8.3%	-1.3%	(13,782)	(11,840)	16.4%	-1.3%
Outsourcing	(17,405)	(18,403)	-5.4%	-4.9%	(52,727)	(43,051)	22.5%	-5.1%
Cost of Services Rendered to Third Parties	(1,566)	(1,502)	4.3%	-0.4%	(4,625)	(7,753)	-40.3%	-0.4%
Fuel Consumption Account – CCC	(27,855)	(27,370)	1.8%	-7.8%	(77,761)	(62,574)	24.3%	-7.5%
Depreciation	(18,886)	(18,663)	1.2%	-5.3%	(56,193)	(53,474)	5.1%	-5.4%
Contingency Provision	(7,080)	(7,285)	-2.8%	-2.0%	(18,102)	(5,156)	251.1%	-1.7%
ANEEL Inspection Fee	(700)	(467)	49.9%	-0.2%	(2,053)	(1,876)	9.4%	-0.2%
Other Expenses	(4,715)	3,953	-219.3%	-1.3%	(14,330)	(19,970)	-28.2%	-1.4%
	(346,074)	**(316,692)**	**9.3%**	**-97.0%**	**(994,176)**	**(818,031)**	**21.5%**	**-95.4%**
Service Income	**10,835**	**9,470**	**14.4%**	**3.0%**	**48,331**	**36,558**	**32.2%**	**4.6%**
Financial Income								
Financial Investments Income	6	61	-90.2%	0.0%	70	11	536.4%	0.0%
Interest on Accounts Receivable from the State	10,801	10,390	4.0%	3.0%	31,225	27,384	14.0%	3.0%
Monetary Variations on Accounts Receivable from the State	14,176	11,742	20.7%	4.0%	35,733	23,457	52.3%	3.4%
Monetary Variations and Moratory Increases on Sold Energy	8,609	3,121	175.8%	2.4%	19,127	9,732	96.5%	1.8%
Other Financial Income	3,558	4,483	-20.6%	1.0%	12,727	16,581	-23.2%	1.2%
	37,150	**29,797**	**24.7%**	**10.4%**	**98,882**	**77,165**	**28.1%**	**9.5%**
Financial Expenses								
Debt Liabilities and Debentures	(9,860)	(9,622)	2.5%	-2.8%	(26,299)	(24,530)	7.2%	-2.5%
Monetary Variations on Loans	(33,352)	(17,241)	93.4%	-9.3%	(65,254)	(18,914)	245.0%	-6.3%
Monetary Variations and Moratory Increases on Purchased Energy	(11,679)	(6,752)	73.0%	-3.3%	(26,544)	(2,694)	885.3%	-2.5%
Adjustments to the *Entidade de Previdência Privada* Account	(13,247)	(7,597)	74.4%	-3.7%	(29,743)	(38,370)	-22.5%	-2.9%
Fine and Interest on Taxes	(1,703)	(945)	80.2%	-0.5%	(3,268)	(17,716)	-81.6%	-0.3%
Adjustments *Refis* Program	(2,608)	(1,950)	33.7%	-0.7%	(7,366)	-	0.0%	-0.7%
Other Financial Expenses	(2,790)	(4,065)	-31.4%	-0.8%	(9,907)	(9,436)	5.0%	-1.0%
	(75,239)	**(48,172)**	**56.2%**	**-21.1%**	**(168,381)**	**(111,660)**	**50.8%**	**-16.2%**
Financial Income	**(38,089)**	**(18,375)**	**107.3%**	**-10.7%**	**(69,499)**	**(34,495)**	**101.5%**	**-6.7%**
Operating Income	**(27,254)**	**(8,905)**	**206.1%**	**-7.6%**	**(21,168)**	**2,063**	**-1126.1%**	**-2.0%**
Non-Operating Income								
Non-Operating Revenue	2,604	5,590	-53.4%	0.7%	9,015	4,953	82.0%	0.9%
Non-Operating Expense	(926)	(237)	290.7%	-0.3%	(1,888)	(4,461)	-57.7%	-0.2%
Extraordinary Items - *Refis*								
	1,678	**5,353**	**-68.7%**	**0.5%**	**7,127**	**492**	**1348.6%**	**0.7%**
Profit (Loss) before Income Tax and Social Contribution	**(25,576)**	**(3,552)**	**620.0%**	**-7.2%**	**(14,041)**	**2,555**	**-649.5%**	**-1.3%**

Bbg

Provision for Income Tax	344	45	664.4%	0.1%	-	-	0.0%	0.0%
Provision for Social Contribution	800	(1,972)	140.6%	0.2%	-	-	0.0%	0.0%
Deferred Income Tax and Social Contribution	7,360	1,475	399.0%	2.1%	4,416	(788)	660.4%	0.4%
Profit (Loss) before Sharing	**(17,072)**	**(4,004)**	**326.4%**	**-4.8%**	**(9,625)**	**1,767**	**-644.7%**	**-0.9%**
Profit Sharing	(1,550)	(1,610)	-3.7%	-0.4%	(4,786)	(4,995)	-4.2%	-0.5%
Net Profit (Loss) for Business Year	**(18,622)**	**(5,614)**	**231.7%**	**-5.2%**	**(14,411)**	**(3,228)**	**346.4%**	**-1.4%**
Profit (Loss) per Thousand-lot Shares – R$	**(24.14)**	**(7.28)**	**231.7%**	**0.0%**	**(18.68)**	**(4.18)**	**346.4%**	**0.0%**

3.1 INCOME ANALYSIS./.

Celesc finished the third quarter of 2001 with an accumulated loss of R$14.4 million, 346.4% above the negative result of the third quarter of 2000. The loss per thousand-share lot in the third quarter of 2001 was worth R$18.68, compared to a loss of R$4.18 in September of 2000. Among the factors that contributed to this result, we highlight:

Gross Operating Income./.

Gross Operating Income increased by 7.8% in the third quarter of 2001 in comparison to the immediately previous quarter. The variation occurred mainly because of the 8.4% increase in income generated from the provision of electric energy due to the 20.72% tariff adjustment in August of 2001, and of the recognition of income from pole rent, recorded under Other Income./.

When comparing the accumulated amount until the third quarter of 2001 with the same period of the previous year, we note that operating income increased by 21.9% as a result of: (a) 1.0% tariff increases in May 2000, due to the increase of *Cofins*, and of 20.67% in August 2000 (we note that in June 2000 the tariffs were decreased by 2.75% in function of the withdrawal of the installment conceded for the exchange variance of the first quarter of 1999); and (b) a 4.6% growth of the energy market, with special consideration for the commercial, rural and industrial categories, which grew by 7.9%, 5.5% and 5,3%, respectively; and (c) a tariff readjustment that occurred in August 2001, as specified above. However, we must note that Income from Services Rendered and Other Income decreased by 40.4% and 10.7%, respectively, because of the reduction in maintenance services rendered and in public lighting network expansion and because of the recording, in September 2000, of earnings on the rental of infrastructure equipment to Brasil

Telecom related to previous periods./.

Operating Income Deductions./.

The 3.5% increase verified in this group of accounts, when one compares the third quarter of 2001 to the second quarter of 2001, was due to the increase in Gross Operating Income, as specified above, generating an increase of the ICMS, *Pasep* and *Cofins* taxes./.

When one compares the accumulated amount, there was a 21.5% increase. This was also due to the increase of the aforementioned taxes, in function of the increased Gross Operating Income./.

Operating Expenses./.

This group presented a 9.3% increase in the third quarter of 2001 in relation to the immediately previous quarter, and a 21.5% increase in relation to the amount accumulated in the third quarter of 2000. Below we analyze the main reasons for these variations:

Electric Energy Purchased for Resale: in this item, in the third quarter of 2001 there was an 11.6% increase in comparison to the previous quarter. This was due to the readjustment, in August of 2001, of the Gerasul and Copel tariffs, of 12.09% and 10.94%, respectively./.

However, when one compares the accumulated amount for 2001 with the same period of 2000, there was a 31.5% increase, as a result of: (a) the Gerasul tariff readjustment (1.33%) in July of 2000, due to the *Cofins* increase; (b) readjustments of energy purchase tariffs, in August and September of 2000, through which ANEEL conceded rates of 19.87% for 1/3 and 23.94% for 2/3 of the energy from Gerasul, while for Copel the rate was 16.84%; (c) a 4.6% growth in sales, which forced an increase in the purchase volume; (d) an increase in the cost of electric energy purchased from Itaipú Binacional due to the 8.28% readjustment in January of 2001 and of the tariff in dollars; and (e) increase of the tariffs in August of 2001, as specified above./.

Personnel Expenses: in this item a 1.4% decrease was recorded, compared to the second quarter of 2001 and a 1.5% decrease was recorded when one compares the amounts accumulated in the third quarter of 2001 and 2000. The variation is due to

adjustments of provisions for granted leave-of-absences, vacation pay and social liabilities, realized in the first semester of 2001, with the intention of removing the reservation included in the Quarter Information of June 30, 2001./.

Supplies Expenses: in this item a 8.3% decrease was recorded when one compares the expenses of the third quarter of 2001 to those of the immediately previous quarter, due to: (a) consumption, in the second quarter of 2001, of a large quantity of safety material due to the evaluation and exchange, in some Regional Agencies, of material that was not adequate for use; (b) reduction of expenses in regards to maintenance of operating and administrative units; and (c) reduction of expenses with transformer maintenance./.

If one compares the amounts accumulated in the third quarter of 2001 with the same period in the previous year, there was a 16.4% increase, due to the increase in expenses with maintenance of operating and administrative units and variations in market prices, mainly variations in the price of fuel./.

Outsourcing: The 5.4% reduction, compared to the second quarter of 2001, was due mainly to: (a) the end of legal fee payments (R$0.5 million per quarter), in June 2001, in regards to *Pasep* and *Cofins* tax notifications due to the waiver of lawsuits, motivated by the adhesion to *Refis*; and (b) reduction of maintenance services and preservation of lines and networks./.

When one compares the accumulated amount in September of 2001 with that of the same period in 2000, there was a 22.5% increase due mainly to: (a) increase in expenses from meter readings and delivery and charge for receipts of electric energy, due to contractual readjustments in August 2000 and May 2001, as well as an increase in the number of consumers; (b) greater expenses with maintenance and preservation of distribution lines and networks due to the increase, in the first semester of 2001, of contract amounts, since some contracts had not been adjusted in two years, and due to contractual alterations in order to meet demands of the Audit Court of the State of Santa Catarina – the services rendered with outsourced personnel yet with the company's own vehicles and equipment were fully outsourced; (c) hired labor expenses motivated by the agreements with geoprocessing companies, signed in October 2000, to carry out the Genesis project;

(d) payment of legal fees during the period from September 2000 to June 2001 (R$0.9 million in the first semester of 2001) related to tax notifications of *Pasep* and *Cofins* due to the waiver of lawsuits, motivated by the adhesion to *Refis*; (e) increase in expenses with transportation, per diems, and allowance for expenses, due to the registration of the rendering of accounts of advanced payments from a previous period; (f) contractual readjustments, in the second quarter of 2001, for security and cleaning services. Other major expenses that underwent increases are: maintenance and preservation of operating units and transformers, publications and announcements, land clearing and street cleaning, telecommunications, consulting services and software maintenance. This was due to an increase in the economic activity of the company and variation in market prices./.

Cost of Services Rendered to Third Parties: the 4.3% increase in this item, when one compares the third quarter of 2001 with the immediately previous quarter, as well as the 40.3% decrease when one compares the accumulated amount until September 2001 with the same period of 2000, were due to the rendering of services of maintenance and expansion of public lighting networks. These services rendered depend on the requests made by municipal governments./.

Fuel Consumption Account: the 1.8% increase in the third quarter of 2001 in relation to the second quarter of 2001 was due to the variation in the use of alternative energy fuels (mineral and wood coal, diesel oil, among others) during the period. When one analyzes the accumulated amount in 2001 with that of the previous year, one notes a 24.3% increase due to the fact stated above, leading ANEEL, through Regulation 21/2001, to increase the amount payable by Celesc./.

Depreciation: in the third quarter of 2001 this account underwent a 1.2% increase in relation to the previous quarter, while the amount accumulated in 2001 compared to that of the same period of the previous year increased by 5.1%. These increases were related to fixed assets./.

Contingency Provision: this item underwent a 2.8% decrease when one compares the third quarter of 2001 with the immediately previous quarter, due to the decrease of the recognition of judicial deposits as an expense./.

However, when one compares the accumulated amount of 2001 with that of 2000, there was a 251.1% increase related to: (a) the recognition of judicial deposits as an expense (R$4.7 million until September 2000 and R$10.5 million until September 2001); (b) registration of the allowance for possible loan losses (R$3.2 million); (c) the constitution of tax provisions related to social security dues from labor companies hired by Celesc, as a goodwill gesture for non-collection of contributions; and (d) the increase in provisions related to labor contingencies./.

ANEEL Inspection Fee: in 2001 this item increased by 9.4% compared to the same period of the previous year, due to the new amount established through ANEEL Regulation no. 582/00./.

Other Expenses: the 219.3% variation in this item, as well as the comparison between the amounts of the third quarter of 2001 and the immediately previous quarter, refer mainly to factors that occurred during that quarter, namely: (a) reversal of labor and civil provisions; (b) reclassification of losses in the receipt of credits to the Contingency Provisions item; and (c) refund of losses in the receipt of credits./.

The 28.2% decrease when one compares the accumulated amount of 2001 with the same period of the previous year is a result of the reduced use of resources, mainly: (a) loans and leasing of computer equipment; (b) remuneration, food and transportation for interns; and (c) reversal of the labor and civil provisions. However, some resources underwent an increase, mainly: (a) *Pasep* and *Cofins* on financial and non-operating earnings; (b) fees paid to ASMAE; and (c) losses in the receipt of credits./.

Financial Income./.

When one compares the third quarter of 2001 with the immediately previous quarter there was a 24.7% increase, and a 28.1% increase when one compares the accumulated amount until September 2001 with the same period in 2000, due to the following factors:

Interest on Accounts Receivable from the State of Santa Catarina: the 4.0% increase in this item when one compares the third quarter of 2001 with the immediately previous quarter, as well as the 14.0% increase when one compares the

BLG

accumulated amount until September 2001 with the same period in 2000, were due to the increase in total credits./.

Monetary Variations on Accounts Receivable from the State of Santa Catarina: when one compares the third quarter of 2001 with the immediately previous quarter, there was a 20.7 increase due to the INPC variation for the quarter (2.74%)./.

When one compares the accumulated amount until September 2001 with the same period in 2000, there was a 52.3% increase due to the INPC variation (6.26%) accumulated in the period from September 2000 to September 2001, and due to the increase in total credits./.

Monetary Variation and Moratory Increases on Sold Energy: when one compares the third quarter of 2001 with the immediately previous quarter, there was a 175.8% increase due to the recognition of R$6.0 million in fines for invoices that were ratified by the Federal Department of Revenue in the *REFIS* program./.

When one compares the accumulated amount until September 2001 with the same period in 2000, there was a 96.5% increase, since in March 2001 moratory increases worth R$4.1 million were recognized; until then, they had been recorded as a deduction of this financial income. Since they were related to losses in the receipt of credits, they were transferred to Contingency Provisions. At this time, fines on invoices were also recognized, as specified above./.

Other Financial Income: when one compares the third quarter of 2001 with the immediately previous quarter, there was a 20.6% decrease due mainly to the exchange variance in the month of June of 2001, worth R$2.30, which led to financial income from loans carried out in foreign currency./.

When one compares the accumulated amount until September 2001 with the same period in 2000, there was a 23.2% decrease, due to the recording, in the third quarter of 2000, of the adjusted debts of the Criciúma Municipal Government, which at the time led to increased financial income./.

Financial Expenses./.

When one compares the third quarter of 2001 with the immediately previous quarter, there was a 56.2% increase, and when one compares the accumulated

1308

amount until September 2001 with the same period in 2000, there was a 50.8% increase, both due to the following factors:

Debt and Debenture Liabilities: there was a 2.5% increase in this item when one compares the third quarter of 2001 with the immediately previous quarter, and a 7.2% increase when one compares the accumulated amounts until September of 2001 and 2000. This was due mainly to the increase of liabilities with the *Celos* Foundation (contracted debts and reserves to be amortized)./.

Monetary Variations on Loans: the 93.4% increase in this item when one compares the third quarter of 2001 with the immediately previous quarter, as well as the 245.0% increase when one compares the accumulated amount until September of 2001 with the same period in 2000, were due mainly to exchange variance and delays in the payments of some overdue installments./.

Monetary Variations and Moratory Increases on Purchased Energy: there was a 73.0% increase recorded for this item when one compares the third quarter of 2001 with the immediately previous quarter, and a 885.3% increase when one compares the accumulated amounts until September of 2001 and 2000. This was due basically to exchange variance./.

Adjustments to the *Entidade de Previdência Privada* [Private Social Security Agency] **Accounts:** when one compares the third quarter of 2001 with the immediately previous quarter, there was a 74.4% increase due to the IGPM variance, which went from 0.98 in June 2001 to 1.38 in September 2001./.

The 22.5% decrease when one compares the accumulated amount of 2001 and 2000 is due to the recognition of financial expenses, in the first quarter of 2000, related to 1999, since an agreement was made on the migration of members of the Transitory Plan to the Mixed Plan./.

Tax Fines and Interest: when one compares the third quarter of 2001 with the immediately previous quarter, there was an 80.2% increase due to the non-payment of the installments due in the third quarter of 2001./.

When one compares the accumulated amount until September 2001 with the same period in 2000, there was an 81.6% decrease due to adhesion to *Refis*./.

BDG

Adjustments to the *Refis* Program: when one compares the third quarter of 2001 with the immediately previous quarter, there was a 33.7% increase due to the increase of the Long-Term Interest Fee – TJLP used to adjust the debt./.

Other Financial Expenses: the decrease in the third quarter of 2001 in relation to the previous quarter was due basically to the reduced volume of financial liabilities stemming from the delay in the transfer of liabilities with the *Celos* Foundation. Meanwhile, the 5.0% increase recorded when one compares the accumulated amount until the third quarter of 2000 refers to the delay in bill payments to the *Celos* Foundation, especially in the first semester of 2001 and to the increase of the Provisional Tax on Financial Operations – CPMF due to the larger volume of financial resource operations./.

Non-operating Income./.

Under non-operating income the main items recorded are the amounts related to income from sales of permanent assets, while under expenses of the same nature the items recorded are the amounts related to the cost of losses in the permanent assets./.

The 68.7% decrease, which occurred in the third quarter of 2001 compared to the first quarter of 2001, as well as the 1,348.6% increase when one compares the accumulated amount of 2001 and 2000, refer to the recording, in the second quarter of 2001, of the following income: (a) sale of the interest in the Campos Novos hydroelectric power plant (R$1.6 million); and (b) income from the deactivation of assets worth over what is usually identified, due to the adjustment of the average price of those that were in condition of use./.

[Translator's note: At request of the concerned party, the table with economic indicators is not included in this translation.]/.

THIS IS A PARTIAL TRANSLATION

WITNESS MY HAND AND OFFICIAL STAMP

Florianópolis, March 20, 2002

B. L. Goulart

Beatriz de Lima Goulart
Tradutora "Ad Hoc"
Florianópolis - SC

Emolumentos (Tabela B): R$ 970,00

(40.442 caracteres = 32,35 laudas)


02 APR -4 AM 8:25

CELESC

CENTRAIS ELÉTRICAS DE SANTA CATARINA

FLORIANÓPOLIS • SANTA CATARINA • BRASIL